UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-39875

STARDUST POWER INC.
(Exact name of registrant as specified in its charter)

Delaware	**99-3863616**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15 E. Putnam Ave, Suite 378 Greenwich, CT	**06830**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(800) 742-3095**

Not applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Capital Market
Redeemable warrants, each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00	SDSTW	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter was $9,765,270 (based on the closing price for shares of the registrant's common stock as reported by The Nasdaq Capital Market on that date).

As of March 24, 2026, there were 9,966,473 shares of common stock, par value $0.0001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as a part hereof.

Table of Contents

EXPLANATORY NOTE AND DEFINITIONS

On November 21, 2023, Stardust Power Operating Inc (f/k/a Stardust Power Inc. prior to the consummation of the Business Combination (as defined below), "**Legacy Stardust Power**") entered into a business combination agreement (the "**Business Combination Agreement**") with Global Partner Acquisition Corp II ("**GPAC II**"), a Cayman Islands exempted company incorporated on November 3, 2020, Strike Merger Sub I, Inc. ("**First Merger Sub**"), a Delaware corporation and direct wholly owned subsidiary of GPAC II, and Strike Merger Sub II LLC ("**Second Merger Sub**"), a Delaware limited liability company and a direct wholly owned subsidiary of GPAC II. On July 8, 2024, Legacy Stardust Power was renamed Stardust Power Operating Inc.

On July 8, 2024, Legacy Stardust Power completed the business combination contemplated by the Business Combination Agreement (the "**Business Combination**"). GPAC II deregistered as a Cayman Islands exempted company and redomesticated in the State of Delaware as a Delaware corporation. As per the Business Combination Agreement, First Merger Sub merged into Legacy Stardust Power, with Legacy Stardust Power being the surviving corporation. Legacy Stardust Power then merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the completion of the Business Combination, GPAC II was renamed Stardust Power Inc. (also referred to herein as the "**Combined Company**" or "**Stardust Power**").

Unless the context otherwise indicates, references to "us," "we," "our," "ours," "Stardust Power," the "Company" and "the Registrant" refer to Stardust Power Inc. and its wholly owned subsidiaries. All monetary values, other than per unit and per share amounts, are stated in U.S. dollars unless otherwise specified. The following are other abbreviations and definitions of certain terms used within this Annual Report on Form 10-K (this "**Form 10-K**" or this "**report**"):

"BGLC" refers to battery-grade lithium carbonate.

"BIL" refers to the Bipartisan Infrastructure Law.

"Board" refers to the Company's Board of Directors.

"Bylaws" refers to the Company's bylaws.

"Certificate of Incorporation" refers to the Company's amended and restated certificate of incorporation.

"Common Stock" refers to the Company's common stock, par value $0.0001 per share.

"DLE" refers to direct lithium extraction.

"DOE" refers to the Department of Energy.

"EVs" refers to electric vehicles.

"Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

"Facility" refers to the Company's planned lithium refinery in Muskogee, Oklahoma.

"FEL" refers to Front End Loading.

"Governing Documents" refers to the Bylaws and Certificates of Incorporation.

"IGX" refers to IGX Minerals LLC.

"IR Act" refers to the Infrastructure Investment and Jobs Act.

"IRA" refers to the Inflation Reduction Act.

"IT" refers to information technology.

"KMX" refers to KMX Technologies, Inc.

"Nasdaq" refers to the Nasdaq Capital Market.

"Primero" refers to Primero USA, Inc.

"Project Area" refers to the 66-acre tract in Muskogee, Oklahoma where the Company plans to construct the Facility.

"Public Warrants" refers to the Company's detachable redeemable warrants and distributable redeemable warrants.

"Sarbanes-Oxley Act" refers to the Sarbanes-Oxley Act of 2002, as amended.

"SEC" refers to the Securities and Exchange Commission.

"Securities Act" refers to the Securities Act of 1933, as amended.

"Sponsor" refers to Global Partner Sponsor II LLC.

"Sumitomo" refers to Sumitomo Corporation of Americas

"TAM" refers to total addressable market.

"tpa" refers to tons per annum.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements concerning, without limitation, our expectations, hopes, beliefs, intentions, plans, objectives, goals, prospects, financial results or strategies regarding us and the future held by our management team and the products and markets, future events, future financial condition, expected future revenues or performance financing needs, our ability to continue as a going concern, business trends and market opportunities of our business and other information referred to under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. In some cases, you can identify forward-looking statements by terms such as "estimate," "continue," "could," "may," "might," "possible," "predict," "should," "would," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "designed to" or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution readers of this Annual Report on Form 10-K that these forward-looking statements are subject to substantial known and unknown risks, uncertainties, and other factors, most of which are difficult to predict and many of which are beyond our control and could cause our actual results, outcomes, performance or achievements, or the timing of such results, outcomes, performance or achievements, to differ materially from the expected results, outcomes, performances or achievements expressed or implied by the forward-looking statements. The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements contained in this Annual Report on Form 10-K:

- the substantial doubt regarding our ability to continue as a going concern and the need to raise capital in the near term in order to maintain the Company's operations;
- our failure to realize the anticipated benefits of the Business Combination;
- our ability to maintain the listing of the Common Stock and the Public Warrants on the Nasdaq and comply with Nasdaq's continued listing requirements;
- the Company's ability to issue equity or equity-linked securities, to obtain debt financing, or refinance existing indebtedness on satisfactory terms, or otherwise raise financing in the future;
- the liquidity and trading of the Common Stock and the Public Warrants;
- members of the Company's management team allocating their time to other businesses and potentially having conflicts of interest with the Company's business;
- the Company's future financial performance;
- the Company's success in retaining or recruiting, or changes required in, its officers, key employees, or directors;
- the Company's ability to manage future growth;
- the Company's ability to operate in the lithium industry;
- the Company's ability to enter into and deliver products under offtake agreements;
- the Company's ability to develop new products and services, bring them to market in a timely manner, and make enhancements to its business;
- the effects of competition on the Company's business;
- market demand for and uses of lithium-based end products;
- changes in domestic and foreign business, financial, political, and legal conditions;
- future global, regional, or local economic and market conditions;
- the outcome of any potential litigation, government and regulatory proceedings, investigations, and inquiries;
- the development, effects and enforcement of laws and regulations;
- the Company's ability to maintain proper and effective internal controls over financial reporting, and the Company's ability to produce accurate and timely financial statements; and
- the Company's other plans, objectives, expectations, intentions and risks and uncertainties described or referenced in this Annual Report on Form 10-K under the heading "*Risk Factors*," and other documents that the Company will file, from time to time with the SEC.

If any of these risks, uncertainties and other factors materialize or our assumptions prove incorrect, actual results, outcomes, performance or achievements, or the timing of such results, outcomes, performance or achievements could differ materially from those implied by these forward-looking statements. There may be additional risks, uncertainties and other factors that we do not presently know or that we currently believe are immaterial that could also cause actual results, outcomes, performance or achievements, or the timing of such results, outcomes, performance or achievements, to differ materially from those contained in the forward-looking statements.

In addition, forward-looking statements reflect our expectations, estimates, assumptions, plans or forecasts of future events and views as of the date of this Annual Report on Form 10-K. We anticipate that subsequent events and developments will cause our assessments to change. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results or outcomes could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future developments, changes in assumptions or otherwise. These forward-looking statements should not be relied upon as representing our assessment as of any date subsequent to the date hereof.

These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in and have filed as exhibits to this Annual Report on Form 10-K completely and with the understanding that our actual future results, outcomes, performance or achievements, or the timing of such results, outcomes, performance or achievements, may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The information included on any websites referenced in this Form 10-K is not incorporated by reference into this Form 10-K or in any other report or document filed with the SEC, and any references to such websites are intended to be an inactive textual reference provided for convenience only.

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ITEM 1. BUSINESS

Company Overview and History

Stardust Power, formed on March 16, 2023, is developing a lithium refinery in Muskogee, Oklahoma, with expected capacity of producing up to 50,000 metric tpa of BGLC once fully operational. On March 16, 2023, Roshan Pujari, the sole director and a controlling member of Stardust Power LLC, transferred his ownership in Stardust Power LLC to Legacy Stardust Power in exchange for nominal consideration. Prior to and following the acquisition, Roshan Pujari controlled both Stardust Power LLC and Legacy Stardust Power. The Company's predecessor entity, Stardust Power LLC, did not have any assets, liabilities, revenue, expenses or cash flows from its inception on December 5, 2022, through March 16, 2023. On March 16, 2023, Stardust Power Inc. was organized in the State of Delaware, and all the ownership interests of Stardust Power LLC were transferred to Stardust Power Inc. At the closing of the Business Combination, pursuant to the Business Combination Agreement, the Business Combination between GPAC II, First Merger Sub, Second Merger Sub and Legacy Stardust Power was consummated, and GPAC II emerged as the surviving company from the Business Combination. The name of GPAC II was subsequently changed to Stardust Power Inc. As a development stage company, Stardust Power's strategy is to advance its project through site acquisition and readiness, source feedstock, and obtaining commitment for the offtake of its BGLC.

Stardust Power's mission is to help secure U.S. energy leadership for national security through the production of BGLC, with sustainability built into each step of its process.

Stardust Power's BGLC refinery is being designed and developed to help foster energy independence for the United States. The Company seeks to become a sustainable, cost-effective supplier of BGLC for energy storage across energy storage systems, e-mobility, grid infrastructure, and data centers. The Facility is expected to be optimized for multiple inputs of lithium chloride feedstocks. Upon completion of the Facility, Stardust Power expects to secure multiple sources of feedstock from various lithium producers, with the Facility expected to become one of the largest lithium refineries in North America. Stardust Power has previously entered and intends to enter into letters of intent and memoranda of understanding to avail itself of lithium brine feedstock supply. Stardust Power's business strategy will depend on such agreements and its ability to source lithium chloride.

Stardust Power expects to source lithium feedstock from various suppliers and may make investments upstream to secure additional feedstock. However, there is uncertainty as to whether, and to what extent economically recoverable lithium exists at such resources and as such the possibility exists that these efforts may not yield desired economic results. For more information on associated risks, please see "*Risk Factors - We face numerous risks related to exploration, construction, and extraction of brine by our suppliers*." The Company plans to sell its products to and for the benefit of battery manufacturers, the United States' defense industrial base, and Western original equipment manufacturers ("**OEMs**"). The Company is not currently producing or selling any BGLC.

Some of the key driving factors for potential growth of the lithium refining industry are the anticipated increasing demand for battery-grade lithium products, fueled largely by the anticipated demand and production of energy storage systems, handheld electronics and EVs. We anticipate Western automotive OEMs and battery manufacturers to increasingly seek domestic supply sources. The demand for battery-grade lithium is rapidly diversifying beyond electric vehicles, driven by significant growth in data centers, energy storage systems ("**ESS**"), and military applications. The accelerating deployment of hyperscale data centers, driven by artificial intelligence ("**AI**") workloads and global digitalization, requires robust, high-density battery backup systems to ensure uninterrupted operations, while the global transition to renewable energy is fueling ESS installations that rely heavily on lithium-based chemistries for grid stability and energy arbitrage. In parallel, defense and aerospace sectors are expanding their use of advanced lithium-ion technologies for mobile power, unmanned systems, and tactical energy storage, creating additional strategic demand. We believe these sectors represent a growing share of lithium consumption, and underscore a broader, multi-sector reliance on secure and scalable battery-grade lithium supply chains.

We believe this has led to increasing demand for the critical minerals used in battery cells, such as lithium, driven by strong governmental incentives for American manufacturing and an evolving geopolitical climate that is creating a national security priority for the United States' market. For more information on the demand of EVs and battery-grade lithium, please see "*Current United States Lithium Refinery Landscape-EV Market Driving Demand for Lithium*" below. Stardust Power's market is the United States' domestic demand market, which has been estimated in terms of lithium carbonate equivalent ("**LCE**") to be over 200,000 tons by 2030, and to approximately 470,000 tons by the mid-2030[1]. For more information, please see the graph in "*United States Market - Lithium Battery Landscape*" below.

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[1] *Fastmarkets "Lithium 10-year forecast report", *dated November 2025

In February 2023, the Company (through its fully owned subsidiary, Stardust Power LLC) received an illustrative incentive analysis for up to $257 million in performance-based incentives, based on Stardust Power meeting certain criteria, from the State of Oklahoma (covering Phase 1 and 2) and potential federal incentives analysis, which may also include federal grants. For more information on the incentives and milestones required to be achieved in order to receive such incentives, please see "*State Incentives*" below.

On January 10, 2024, Stardust Power and the City of Muskogee entered into a Purchase and Sale Agreement ("the **PSA**") to purchase the site in Southside Industrial Park, Muskogee, Oklahoma in Port Muskogee for a total of $1,662,030. On December 16, 2024, the Company completed the purchase and acquired title to the land.

Lithium Industry

Competition and Industry Overview

The global market for lithium is being driven primarily by the development and manufacturing of cathode active material for lithium-ion batteries. Cathode material capacity and production is currently concentrated in Asia, particularly China, Japan and Korea.

In the coming years, significant cathode material production capacity is expected to come online in Europe and North America while capacity and production in China, Japan, Korea also is expected to increase. The market for lithium compounds faces barriers to entry, including access to an adequate and stable supply of lithium feedstock, the need to produce sufficient quality and quantity, technical expertise and development lead time.



Li-ion production capacity by location. Source: IDTechEx

China's Dominance in Lithium-ion Batteries and the Need for Domestic Sources in the United States

Lithium-ion batteries have become the rechargeable battery of choice in cell phones, computers, electric vehicles, and large scale electric stationary storage systems. Global production capacity of lithium-ion batteries was approximately 2.5 terawatt-hours **("TWh")** per year at the end of 2025 and is forecasted to grow to approximately 5 **TWh** in 2036, led by China, which is projected to account for more than half the market share[2]. This is supported by regulatory and consumer-driven tailwinds increasing demand for power-consumption through higher performance applications. This, in turn, is driving the need for resilient and geographically diverse sources of battery metals and precursor materials, including lithium.

The battery supply chain can be separated into three segments:

● upstream (mining and extraction of raw materials);

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[2] https://www.altenergymag.com/news/2025/11/20/global-lithium-ion-battery-capacity-to-reach-54-twh-by-2036-but-gigafactory-growth-cools-according-to-idtechex/46385/#:~:text=The%20top%206%20players%20account%20for%20more,Lithium%2DIon%20batteries%20was%20more%20than%202500%20GWh.

- midstream (processing of raw materials into battery-grade components); and
- downstream (cell and pack manufacturing, as well as end-of-life recycling and reuse)[3].

The supply chains for the critical minerals in these batteries differ in terms of the geography of raw material production, although a few countries produce the majority of supply for each critical mineral. Arguably the most important choice is the selection of cathode material, as cathodes are over half of the cost of a battery cell and largely determine crucial battery characteristics such as energy density and charging speed.[4]

China's mined production is forecasted to increase to 905,650 tons of LCE in 2035, rising at a compound annual growth rate ("**CAGR**") of 8% from 408,100 tons of LCE in 2025.[5]

Chemical refiners source battery-grade materials from suppliers to manufacture into cell components, including cathodes, anodes, electrolytes, and separators. The majority of global refining capacity is currently located in Asia.[6]

Cell manufacturers source cell components and assemble those components into modules and packs, which are then sold to OEMs. Cell manufacturing is currently concentrated in China, with the country accounting for over 85% of global production capacity, as of 2024, but the concentration is estimated to decrease to 67% in 2030.[7]

Each segment of the lithium-ion battery supply chain has seen disparate quantities of investment, with those variations further pronounced with specific geographies. While there is significant cell manufacturing and OEM manufacturing capacity in the United States, a minority of global battery materials, particularly as they relate to EVs, are sourced from inside the United States resulting in a severe domestic capacity imbalance for processing such materials.[8] This risk in the security, and cost of supply has resulted in numerous issues for industries reliant on lithium-ion batteries and has the potential to setback the adoption of EVs and renewable energy storage. As a result, Stardust Power intends to focus its business strategy on the United States' domestic refining BGLC utilizing federal and state government incentives, in addition to public and private market investments.

Current United States Lithium Refinery Landscape

The United States lithium refinery landscape is rapidly evolving, with significant developments underway to bolster domestic capabilities in lithium production, crucial for battery-grade materials used in EVs and other technologies. Here is an overview of notable projects and how Stardust Power aligns:

1. Stardust Power intends to build one of the largest battery-grade lithium refineries in North America. The Facility is expected to produce up to 50,000 metric tpa once fully operational.
2. Tesla has commenced operations at its new lithium refining factory in Texas. The site, located outside of Corpus Christi, is the first large-scale refinery for battery-grade lithium in the U.S., and the first industrial deployment of an acid-free lithium refining route.[9]
3. ExxonMobil is building a lithium processing facility in Arkansas, establishing a refinery expected to support the production of over 1 million EVs by 2030.[10]

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[3] "Electric vehicle battery chemistry affects supply chain disruption vulnerabilities". Anthony L. Cheng, Erica R. H. Fuchs, Valerie J. Karplus and Jeremy J. Michalek. Accessed at: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10923860/.
[4] *Id.*
[5] *Fastmarkets "Lithium 10-year forecast report",* dated November 2025
[6] Visual Capitalist. "China's Dominance in Battery Manufacturing", dated January 19, 2023. Available at: https://www.visualcapitalist.com/chinas-dominance-in-battery-manufacturing/.
[7] https://www.electrive.com/2025/06/03/iea-report-dimensions-and-trends-of-the-global-battery-market/#:~:text=Cell%20production:%20installed%20capacity%20at,producers%2C%E2%80%9D%20the%20report%20states.
[8] Congressional Research Service. Critical Minerals in Electric Vehicle Batteries, dated August 29, 2022 (Report No. R47227). Retrieved from https://crsreports.congress.gov/product/pdf/R/R47227.
[9] https://www.teslarati.com/tesla-first-us-lithium-refinery-texas/
[10] https://www.reuters.com/markets/commodities/exxon-aims-make-key-lithium-technology-decision-by-year-end-2024-02-15/#:~:text=The%20company%20last%20fall%20announced,electric%20vehicle%20(EV)%20batteries

4. Ioneer Ltd has announced it is advancing the Rhyolite Ridge Lithium-Boron Project in Nevada, with plans to significantly contribute to the United States lithium supply.[11]
5. Lithium Americas has announced that the Thacker Pass project by Lithium Americas in Humboldt County, Nevada, is targeting a substantial lithium carbonate production capacity. They have announced that the mechanical completion of Phase 1 production is targeted for 2027.[12]
6. Standard Lithium has announced that its South West Arkansas Project plans for initial annual capacity of 22,500 tons of battery-quality lithium carbonate, with first production expected in 2028[13].

Competitive Landscape and New Market Entrants

The United States lithium refining sector is seeing increased activity, partly driven by government policies such as grant programs and financings and the Inflation Reduction Act, which incentivizes domestic production. New players like Stardust Power are entering the market, positioning themselves through strategic initiatives such as mergers and joint ventures to fund their development. Existing firms like Albemarle are expanding their operations to capitalize on the growing demand for lithium, driven by the EV market expansion.

Stardust Power's Position Relative to Competitors

Stardust Power intends to position itself as a key player in the domestic supply chain for lithium, a critical material for battery production. Lithium refining capacity is a key bottleneck in the supply chain that needs to be addressed to establish a resilient critical minerals US supply chain. By seeking to establish one of the largest refineries of its kind in the United States, Stardust Power aims to enhance its competitive edge and market visibility. Our strategic location in Oklahoma, provides a centralized hub by which we intend to leverage existing multi-modal transportation infrastructure, aligning logistically with upstream sources of feedstock and downstream customers.

Unlike the hard rock or clay lithium refineries of the other United States players in the industry, the Company's central refinery is being designed to be optimized for multiple lithium chloride inputs derived from brine. By utilizing a "hub and spoke" refinery model, the Company believes it can scale production more efficiently through sourcing feedstock from different sources in the Americas that are rapidly developing across the region. We believe this provides a competitive advantage of minimizing the dependence on a single supply source and establishing an attractive long-term refining infrastructure to support the development of regional upstream capacity.

Future Outlook

The United States lithium demand is expected to continue robust growth, with continued investments and expansions, given the political support towards onshoring of critical mineral production in the United States. The entry of new players like Stardust Power indicates a dynamic shift towards increasing domestic production capabilities and addressing significant bottlenecks in the domestic supply chain. We believe that this trend is underway as the demand for lithium-ion batteries has escalated and the United States seeks to reduce its reliance on foreign critical minerals.

In summary, we believe the United States lithium refinery sector is critical and on a robust growth trajectory, with significant investments from both new entrants like Stardust Power and established players. This expansion is crucial for supporting the broader energy transition and EV market growth in the United States.

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[11] https://www.ioneer.com/rhyolite-ridge-project/about-rhyolite-ridge/
[12] https://lithiumamericas.com/news/news-details/2024/Lithium-Americas-Provides-a-Thacker-Pass-Construction-Plan-Update/
default.aspx#:~:text=PROJECT%20TIMELINE,full%20capacity%20production%20in%202028
[13] https://www.standardlithium.com/news/smackover-lithium-receives-key-final-integration-approval-from-the-arkansas-oil-and-gas-com

Overall Market Opportunity

The lithium market is expected to grow significantly through 2030 as a result of growth in the energy storage segment ('**ESS**") and the electrification of cars and trucks. The LCE demand from ESS is expected to grow at a CAGR of 13%, reaching 862,000 tons of LCE in 2035 from 250,000 tons of LCE in 2025. However, from 2030, the rise of alternative chemistries used by ESS providers, such as sodium-ion, could cause a slight easing in the growth of lithium demand.[14] Due to the strict rules that internal combustion engine automakers must adhere to in order to reduce carbon dioxide emissions from automobiles, the automotive application market is estimated to increase significantly over the course of the projection period. This has led to the increased focus on EVs by automakers, which in turn is expected to increase demand for lithium and related goods. A typical EV battery would require about 850 grams of BGLC per kilowatt-hours ("**kWh**")[15], and each EV has an average battery capacity of 65 kWh. Hence, an average EV will require approximately 55 kg of BGLC[16]. Given that the Company's refinery is expected to be able to produce up to 50,000 metric tpa of BGLC, Stardust Power estimates it should be able to supply batteries to approximately 1 million EVs, or approximately 8% of the United States' EV market by 2035, which is estimated at 12.2 million EVs.[17]

Furthermore, the growing lithium-ion battery market is expected to benefit from the continued advancement of DLE technologies, further described below, which may enhance the industry's ability to respond promptly to rising demand.

In light of the Company's objective to emerge as a significant supplier of BGLC within the United States, it is estimated that a portion of the global lithium market constitutes the Company's TAM.

Additionally, market analysis and industry trends indicates the growing demand for BGLC, particularly within the context of the expanding EV market and advancements in energy storage solutions. Given the pivotal role of BGLC in powering EVs and supporting renewable energy integration, the projected growth trajectory of the lithium product market supports the Company's focus on this segment as its TAM. Furthermore, the Company's strategic positioning and expected operational capabilities aimed at servicing the United States' market support the viability of targeting this segment within the broader global lithium market. Additionally, the market impact of the Facility may be assessed from the demand side by calculating the units of EVs that is expected to be supplied by the plant, which is expected to be approximately 1 million EV's.

Global near-term passenger EV sales and EV share of new passenger-vehicle sales by market



Figure 1: Global near-term passenger EV sales and EV share of new passenger-vehicle sales by market

■China ▨Europe ■US ■Japan ▨Canada ▨South Korea ▨Southeast Asia ▨Australia ■India ■Brazil ▨Rest of World ■Global

Source: BloombergNEF. Note: Europe includes the EU, the UK and European Free Trade Association (EFTA) countries. Electric vehicles include battery-electric and plug-in hybrid vehicles.

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[14] Fastmarkets "Lithium 10-year forecast report", dated November 2025

[15] International Renewable Energy Agency. "Lithium is critical to the energy transition. IRENA" dated 2022. Available at: https://www.irena.org/-/media/Files/IRENA/Agency/Technical-Papers/IRENA_Critical_Materials_Lithium_2022.pdf

[16] *https://www.iea.org/reports/global-ev-outlook-2025/electric-vehicle-batteries*

[17] https://www.eei.org/en/news/news/all/eei-projects-78-million-evs-will-be-on-us-roads-in-2035

EV Market Driving Demand for Lithium

According to Bloomberg NEF's 2025 Electric Vehicle Outlook ("**BNEF EV 2025**"), under the Economic Transition Scenario ("**ETS**")[18], EVs are expected to reach 56% of global passenger vehicle sales by 2035 and 70% by 2040. Despite rapid EV adoption, only 40% of the global passenger-vehicle fleet are expected to be electric by 2040 under the **ETS**. EV adoption is faster than that in several countries, like the Nordics (72%), China (69%), or the UK (66%), but some of the biggest car markets, like the US and Japan, are much slower.

Fuel-economy and carbon-dioxide emissions regulations applicable to commercial vehicles, together with the environmental and decarbonization commitments of an increasing number of corporate fleet operators, are expected to support continued growth in electric commercial vehicle adoption. Under Bloomberg NEF's ETS, electrification is projected to expand beyond passenger vehicles into commercial vans, trucks and buses, with light-duty commercial vehicles expected to adopt more rapidly due to favorable total cost of ownership relative to diesel alternatives. Bloomberg NEF estimates that electric vans could account for more than one-third of global new van sales by 2030, while battery-electric trucks are expected to approach approximately 15% of global new sales by that time, with adoption expected to continue to increase thereafter. Electric bus adoption is also advancing globally, supported by government policy measures, with more than half of city bus sales in Europe now electric and Europe largely on track to meet the European Union's target of 100% zero-emission city bus sales by 2035[19].

Lithium Market Current Dynamics

The global lithium market has recently experienced substantial price fluctuations. Spot prices peaked at over $80,000 per ton in December 2022 but has since declined to just over $10,000 per ton as of March 2025, with a slight rebound to approximately $23,093 per ton in January 30, 2026[20]. This downturn, attributed to oversupply and softened demand, raises concerns for industries reliant on lithium-ion batteries, such as EVs, renewable energy storage, consumer electronics and refineries. The decline may have implications for the industry and for Stardust Power.

Despite price declines, long-term demand for lithium is expected to remain supported by continued growth in global energy demand, including increased adoption of electric vehicles and energy storage systems. While near-term pricing remains subject to uncertainty due to excess supply, market participants generally expect supply-demand conditions to rebalance over time as demand growth absorbs surplus capacity; however, the timing and magnitude of any recovery remain uncertain and subject to macroeconomic conditions, policy developments, technological change and future supply responses.



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[18] Bloomberg NEF. "Electric Vehicle Outlook 2025", dated 2025. Available at: https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#overview

[19] Bloomberg NEF. "Electric Vehicle Outlook 2025" dated 2025. Available at: https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#overview

[20] Lithium - Price - Chart - Historical Data - News

Per the Fastmarkets Q4 2025 Lithium 10-year Forecast Supply/Demand Report (the "**Fastmarkets Report**"), lithium deficit is expected to be delayed to 2029. The 2027 and 2028 years are now forecasted to move to a surplus of 18,000 tons in 2027 and 14,000 tons in 2028. The overall forecast for lithium demand has increased by roughly 32,000 tons of LCE for 2027 and 26,000 tons of LCE for 2028. The report increased expectations for demand from the ESS market. This is a result of China continuing to support widespread ESS deployment via policy, as well as increased demand from the US market due to the expected adoption of ESS by AI data centers. The model continues to project significant supply shortfalls from 2030, which grow over time. The expectation of significantly higher prices in the next decade is likely to incentivize new supply, which should help mitigate these shortfalls.

Future Lithium Supply

Currently, much of the lithium mining is situated in Australia and Latin America followed by China. An announced pipeline of projects will likely introduce new players and geographies to the lithium-mining map. The Fastmarkets report estimates that global lithium salts output will reach 1.48 million tons of LCE in 2025, which includes 1.07 million tons of carbonate, 390,000 tons (LCE basis) of hydroxide and 30,000 tons (LCE basis) of other salts.[21]

While forecasted demand and supply indicates a balanced industry for the short term, there is a potential need to galvanize new capacity by 2030. Additional lithium sources required to bridge the supply gap are predicted to come from different types of lithium sources. The four lithium sources that are expected to create the greatest opportunity for Stardust Power's feedstock are from (i) oilfield brines (ii) salt flats (iii) produced water and (iv) geothermal brines.

1   **Oilfield Brines** – Oilfield brines are highly saline fluid occurring naturally in subsurface petroleum reservoirs, typically co-produced with hydrocarbons, and composed predominantly of dissolved inorganic salts, metals, dissolved gases, and organic compounds.

2   **Salt Flats -** Salt flats, also known as salt pans or saltpans, are vast expanses of land covered with salt and other minerals left behind by the evaporation of water. These flats often contain lithium-rich brine beneath their surface layers. By implementing DLE technology, lithium can be efficiently extracted from the brine beneath salt flats.

3   **Produced Water** - Produced water, a residual from oil and gas extraction, is commonly viewed as waste. However, produced water holds potential with its mineral content, notably lithium. Its reservoirs are promising for extraction. DLE is able isolate and concentrate lithium ions from produced water in order to extract the lithium.

4   **Geothermal Brine** - Geothermal brine refers to the hot water that naturally occurs beneath the Earth's surface, typically in areas with volcanic activity or high levels of geothermal heat. It contains dissolved minerals and salts, including lithium. DLE methods aim to selectively extract lithium from geothermal brine efficiently.

The Domestic Market in the United States

Lithium-Battery Landscape

Current and projected demand is dominated by EVs, but lithium-ion batteries also are ubiquitous in consumer electronics, critical defense applications, and in stationary storage for the electric grid. We believe EVs have changed the domestic economy in irreversible ways. With the increasing electrification of the United States' transportation sector, growth in employment associated with EVs has already been demonstrated. In the United States, EV sales have increased in recent years, and remain influenced by policy developments, infrastructure availability and consumer cost considerations. Over the long term, electric vehicles are expected to represent an increasing share of new passenger vehicle sales in the United States, and the pace of adoption will continue to evolve alongside regulatory and market conditions. Capturing this market is key for the future viability of the United States auto industry, which historically has contributed 5.5% of the total United States' gross domestic product.

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[21] *Fastmarkets "Lithium 10-year forecast report",* dated November 2025

In addition to EVs, Bloomberg NEF projects rapid growth in stationary energy storage deployment to support grid reliability, renewable energy integration and peak-load management. Participation in this growing lithium-based battery market requires a robust domestic supply chain spanning upstream raw materials, midstream refining and downstream battery manufacturing. Establishing such supply chains is viewed as strategically important to reduce reliance on imports, mitigate geopolitical risk and support domestic manufacturing. Stardust Power intends to participate in this evolving market through the development of its lithium refining operations, positioning the Company within the midstream segment of the battery supply chain.

Lithium US Carbonate supply-demand balance

Per the Fastmarkets Report, US demand rose from 60kt LCE in 2022 to 109 kt LCE in 2024. In 2025, LCE demand from the EV and ESS market rose to 139 kt LCE. The majority of this gain in demand came from the ESS market with a lower uptake in EVs expected as a result of the removal of consumer subsidies. The 30D consumer tax credit, which ended on September 2025, is expected to lead to low EV lithium demand growth in the US in 2026.[22]

Post-2026 Fastmarkets expects to see strong demand growth to return to the United States market. Over the coming 10 years, US lithium demand is forecast to rise at a 21% CAGR reaching 883 kt LCE by 2035. Demand from the EV sector is forecast to rise to 680 kt LCE, with ESS demand rising to 203 kt LCE. Fastmarkets estimates that U.S. lithium carbonate demand in 2025 reached around 100,000 tonnes. In their estimation, demand is expected to grow with the current domestic imbalance only growing through 2035. Even with all operating plants and brine/mine projects under development, it will likely be impossible to satisfy domestic demand, and the United States will likely require imports from closer countries, such as Canada, Argentina, and, Brazil. We believe this imbalance exhibits the timely entrance of the Stardust refinery to support domestic lithium production capacity.[23]



Current and Future Market Structures

Market Trends and Opportunities

Currently, the United States' market for lithium-ion batteries, or alternative rechargeable battery chemistries, can be delineated into the commercial and the national defense markets. While these markets are distinct in their end-use applications and requirements, they are alike in their need for innovation and research and development. Successful domestic production and reliable supply chains in both markets will be key for the United States' economic competitiveness and security.

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[22] Fastmarkets BFS: In-depth Lithium Market Review dated December 2025
[23] Id

United States' Economic Posture

Energy Storage Systems

The LCE demand from ESS is expected to grow at a CAGR of 13%, reaching 862,000 tons of LCE in 2035 from 250,000 tons of LCE in 2025. But from 2030, we believe the rise of alternative chemistries used by ESS providers, such as sodium-ion, will cause a slight slow down in the growth of lithium demand.[24]



Electric vehicles

Bloomberg forecasts continued growth in U.S. electric vehicle sales through the late 2020s, and rapid expansion of lithium-ion based stationary storage to support grid reliability and renewable energy intergration.[25] Industry forecasts indicate that projected U.S. battery manufacturing capacity additions may lag expected demand growth, resulting in continued reliance on imported batteries, components and materials.[26] The reliance could increase supply chain vulnerability and strategic exposure for the transportation, utility, and other infrastructure sectors[27].

The US passenger EV adoption growth has moderated as EV policies and support are being rolled back. Bloomberg forecasts Passenger electric car sales in the US rise from 1.6 million in 2025 to 4.1 million in 2030.[28]

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[24] Fastmarkets "Lithium 10-year forecast report", dated November 2025

[25] *Bloomberg NEF "Electric Vehicle Outlook 2025"* dated 2025. Available at: https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#overview

[26] *Fastmarkets "Lithium 10-year forecast report",* dated November 2025

[27] *Bloomberg NEF "Electric Vehicle Outlook 2025"* dated 2025. Available at: https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#overview

[28] *Bloomberg NEF "Electric Vehicle Outlook 2025"* dated 2025. Available at: https://about.bnef.com/insights/clean-transport/electric-vehicle-outlook/#overview

National Security Posture

The increasing demand for lithium products and their importance to advanced technologies and energy infrastructure highlights the national security urgency of the current domestic import dependence. In October 2024, China banned the export of lithium batteries to U.S. drone producers, including producers of military drones, and without any alternative, those domestic producers were forced to begin rationing batteries and tempering sales to Ukraine.[29] The defense industrial base requires reliable and secure advanced energy storage technologies for many of its most sensitive technologies, including drones. This means domestic BGLC production is vital for not only commercial competitiveness but national security.

On President Trump's first day of his second term in office, on January 20, 2025, his administration published an executive order proclaiming a national state of energy emergency. Within the executive order, the White House defined critical minerals as "energy," then explicitly referenced the importance of refining stating that "insufficient energy production, transportation, refining, and generation constitutes an unusual and extraordinary threat to our Nation's economy, national security, and foreign policy."[30]

Lithium Technologies

Direct Lithium Extraction

DLE is a concentrating technology that occurs near the lithium source and may precede the lithium refining process. DLE technologies aim to efficiently concentrate lithium brines found in naturally occurring salt flats, geothermal reservoirs, oilfield brines and produced water. Use of DLE technology can replace the need for traditional evaporation ponds. There are various forms of DLE technology, including adsorption-based, ion-exchange, membrane-separation, and solvent-extraction technologies. Use of DLE, when compared to traditional evaporation ponds for brine, may offer several advantages such as reducing the environmental footprint, shortening production timelines, increasing lithium recovery rates, minimizing freshwater usage, and enhancing product purity. Currently, only adsorption-based

DLE has been implemented at commercial scale (in Argentina and China). Scaling up DLE technologies may significantly improve upstream lithium production efficiency, lower operating costs, and improve sustainability. Stardust Power will evaluate DLE technologies and expects to continue to evaluate prospective partners in the space.

Incentives Through the IRA and BIL

The IRA enacted in August 2022 has several provisions intended to stimulate domestic demand for EVs and motivate producers to shift their battery supply chains to North America. The legislation introduced 45X tax credits equaling 10% of the cost to produce critical minerals, such as lithium, that are phased out beginning in 2030. The legislation also adds requirements related to vehicle assembly, battery component manufacturing and critical mineral sourcing designed to promote domestic and allied supply chains and reduce reliance on foreign sources of battery materials. Given China's preeminent position in the battery supply chain currently, the IRA is intended to influence investment and siting decisions across the battery supply chain, including lithium processing and refining.

Additionally, the DOE has committed $3 billion to bolster the domestic EV supply chain in alignment with the BIL. In August 2025, the DOE announced additional funding opportunities totaling nearly $1 billion to advance and scale mining, processing, and manufacturing technologies across critical mineral supply chains. These were issued in accordance with President Trump's Executive Order *Unleashing American Energy.* The funding opportunities include a Critical Minerals and Materials Accelerator and an additional Battery Materials Processing and Battery Manufacturing and Recycling Grant Program. Despite increased mining efforts, it is projected that the United States will still rely on imports for lithium production in the next five to ten years. The BIL intends to incentivize the sourcing of critical minerals from countries with U.S. free trade agreements. Within the BIL, the federal government aims to allocate approximately $370 billion over the next decade to facilitate the clean-energy transition.

Giga Factories in the United States

The global gigafactory market is expected to grow at a CAGR of approximately 24% to 26% through 2028, driven by the increasing adoption of EVs, renewable energy storage systems, and the global shift towards sustainable energy solutions.[31] Competition for gigafactory investments is intensifying, with global capacity projected to expand tenfold by 2030. This is mostly due to the ability of gigafactories to produce batteries at GWh levels; a 1 GWh factory can produce enough batteries for 17,000 automobiles.

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[29] https://www.csis.org/analysis/why-chinas-uav-supply-chain-restrictions-weaken-ukraines-negotiating-power

[30] https://www.whitehouse.gov/presidential-actions/2025/01/declaring-a-national-energy-emergency/

[31] https://www.marketsandmarkets.com/Market-Reports/battery-gigafactory-market-230821048.html

Given that global capacity is expected to expand by ten times from its 2020 level by 2030, competition for gigafactory investment is expected to intensify at a significant rate.[32]



Our Strategy

Stardust Power looks to become a leading producer of BGLC in the United States. Our approach is to establish a large central refinery, optimized for multiple inputs of lithium chloride feedstock. Sustainability is a core focus in our operations, from how feedstock is sourced to the use of electrical energy at the refinery. Our design is expected to minimize air emissions and water usage.

Developments in the domestic market impact the Company in the following ways:

1. **Market Demand:** With the growth in demand for EVs and energy infrastructure, we look to position the Company to serve the broad set of battery and advanced technology manufacturers supporting this expanding ecosystem.
2. **Supply Chain Stability:** Bolstered by support from the federal government, domestic supply chains are expected to continue to trend towards domestic resiliency.
3. **Regulatory Environment:** we believe efforts to streamline permitting, reduce regulatory hurdles, and provide financial support for infrastructure development provide continued evidence of prioritizing domestic lithium production.

The key components of Stardust Power's business strategy are as follows:

1. **Reduce Technology Risk:** The Company seeks to mitigate technology risk within its refinery process. The Company's design utilizes commercially proven technologies. This approach aims to minimize risks associated with technology adoption.

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[32] EV Markets Reports. "US Gigafactories: Powering the Electric Vehicle Revolution." Available at: https://evmarketsreports.com/us-gigafactories-powering-the-electric-vehicle-revolution/.

2. **Engage Specialized Partners:** The Company has engaged two specialized engineering firms with extensive track records in lithium. Hatch Ltd. ("**Hatch**") provided a preliminary readiness assessment (the "**Readiness Assessment**") and an FEL-1 scoping study. Primero provided FEL-3 engineering services and budgetary estimates.

3. **Feedstock Flexibility**: The Company anticipates sourcing feedstock for its refinery from multiple suppliers. Moreover, the Company seeks to vertically integrate its supply chain through investments, joint ventures, and strategic partnerships. By implementing a "hub and spoke" model, we aim to efficiently aggregate lithium feedstock supplies, enhancing scalability and resiliency.

The Site



Purchase and Sale Agreement

On January 10, 2024, Stardust Power and the City of Muskogee entered into the **PSA** to purchase the site in Southside Industrial Park, Muskogee, Oklahoma in Port Muskogee for a total of $1,662,030.

On December 16, 2024, the Company completed the purchase and acquired title to the land. Stardust Power and the City of Muskogee further entered into a Development Agreement which calls for the Company to (i) commence the construction of the Facility within 12 months from January 10, 2024, and (ii) diligently proceed to completion without unreasonable delays, but subject to construction delays and interruptions due to occurrences of Force Majeure, as defined in the PSA. Commencement of construction is to include the development of plans and specification for the Facility and the start of earth works for the Facility.

The PSA further calls for the City of Muskogee to aid Stardust Power in its development of its lithium refinery by using commercially reasonable efforts to facilitate discussions between the Company and the Muskogee City-County Port Authority (the "**Authority**") regarding the Company's procurement of such agreements with the Authority as may be appropriate regarding the use of the Port Muskogee, which may include, without limitation barge, rail storage and truck capabilities to access and transport goods and supplies to and from the site and Port Muskogee.

Also, Port Muskogee will assist the Company with the exploration of incentives, grants and other funding opportunities to improve access to the property, with a focus on the following specific improvements and the goal that they may be completed prior to the estimated completion of the Facility: (i) upgrading and improving West 53rd Street to provide a second entrance to the site, and (ii) extending rail service to the site.

The Company believes that the secured site at Southside Industrial Park within Port Muskogee, and Oklahoma in general, is an ideal location for its Facility. The geographic location of Oklahoma is advantageous from a supply and offtake perspective. Oklahoma is a legacy energy producer and has favorable industrial regulations. Port Muskogee has been designated by the United States' Customs and Border Protection as a Foreign Trade Zone, which reduces costs and increases potential operating income, providing port industries a competitive advantage in meeting global supply chain demands. Port Muskogee is dedicated to investing in its community and announced a $58 million investment in infrastructure improvements in January 2023.[33] Stardust Power anticipates these improvements could increase its operational efficiency, improve resiliency to weather events, and support continued growth with increased multi-modal throughout the terminal area.

The Company believes, Port Muskogee has a robust workforce and education systems in place. Within 60 miles of the city, there are 24 post-secondary institutions (including four post-secondary institutions within Muskogee County), with more than 2,140 post- secondary programs offered, and over 14,377 post-secondary courses annually. The Muskogee Center for Workforce Excellence focuses on manufacturing by deploying resources, leveraging existing programs, and aligning with local and regional employment demand. The state has a highly skilled workforce in the oil and gas engineering sector that the Company believes can be trained for lithium refinery operations.

The site has access to the largest inland waterway system in the United States, a strong interstate highway network, and significant rail lines. The City of Muskogee has begun the process of creating a tax increment financing district ("**TIF**") to complete infrastructure improvements including a rail line to the west of the property and West 53rd Street to the north up to industrial access grade creating an Industrial Truck Corridor from State Highway 64 to State Highway 69. The proposed multimillion dollar TIF was designed for the benefit of the Company.

Site Due Diligence

Extensive site due diligence, including a critical issues analysis ("**CIA**"), a Phase I Environmental Site Assessment ("**ESA**"), a Geotechnical Study, a Cultural Survey, a Logistics Study, and a readiness assessment has been conducted.

Critical Issues Analysis

On behalf of Stardust Power, certain legal counsel and ENERCON Services Inc. conducted a CIA of land cover, water resources, biological resources, protected lands, and a review of regulatory and permitting considerations for a proposed lithium refinery in the Project Area. The Cultural Resource Project Area consists of a 0.6-km buffer surrounding the Project Area, (originally the proposed 81 acres, from which 66 acres were carved out). This CIA provides a broad, yet comprehensive overview of the key environmental resources identified during preliminary project planning and includes a review of publicly available background information, regulatory constraints, and risks. The CIA further provides guidance for the mitigation of potential risks to each resource before project implementation.

Phase 1 Environmental Site Assessment

ENERCON was retained to perform a Phase I ESA of the Project Area during September and October of 2023. This assessment has revealed no evidence of Recognized Environmental Conditions ("**RECs**"), Controlled RECs, Historical RECs, or Vapor Encroachment Conditions in connection with the Project Area.

On the SW Muskogee, OK Quadrangle Map (USGS 2018), creeks and ponds are mapped on the subject property. During site reconnaissance, ENERCON observed dry creeks located near the northwestern and southeastern corners of the subject property. ENERCON reviewed the online National Wetland Inventory mapper for additional information regarding the on-site surface waters. No significant data gaps were encountered.

The Company excluded the wetland risk areas from the Purchase and Sale Agreement, which resulted in the purchase of 66 acres of land by the Company. See "*The Site - Purchase and Sale Agreement.*"

Cultural and Historical Assessment

On October 25, 2024, the Oklahoma Archeological Survey issued a finding that no archaeological sites were identified in the project area and no historic properties were affected. The overall opinion was then deferred to the State Historic Preservation Office (SHPO). On October 24, 2024, the SHPO directed any request to be submitted through the responsible federal agency as appropriate. As of January 26, 2026, there is no nexus at the project site with federal jurisdiction, and the project remains at the state level.

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[33] Oklahoma Department of Commerce. "Port Muskogee Investing in Infrastructure, Launches New Brand." Available at: https://www.okcommerce.gov/port-muskogee-investing-in-infrastructure-launches-new-brand/.

Geotechnical Study

On February 19, 2024, ENERCON delivered a report in support of the construction of the proposed lithium processing plant. The report concluded that physiographic, topographic, hydrologic, soil, and subsurface structural conditions are expected to be suitable for the construction of a lithium processing plant within the Project Area in Muskogee County, Oklahoma.

Readiness Assessment

The site was evaluated as part of the Readiness Assessment performed by Hatch, which was completed on October 11, 2023. Hatch also conducted a scoping study, completed on April 17, 2024, where Hatch reviewed the Site from a business and technical perspective, including using multi-nodular logistics. Following a preliminary review, the presently held view is:

- Muskogee site has approximately 66 acres available, after the carveout of creeks.
- Stardust Power has identified key permitting requirements.
- Lack of expected process water discharge simplifies permitting.

This early-stage view is based on incomplete information available as of the date of the evaluation, as well as numerous assumptions and considerations, and is subject to change.

Oklahoma Gas and Electric Substation Feasibility

On January 31, 2024, Stardust Power and Oklahoma Gas & Electric ("**OG&E**") entered into an Electric Service Will Serve Agreement (the "**OG&E Agreement**") pursuant to which OG&E has agreed to sell Stardust Power electricity at the site contingent upon OG&E performing engineering and design services, including procurement of materials and/or equipment, to determine the costs of providing electricity at the site. These costs shall be paid by Stardust Power through a Minimum Bill Agreement, which is expected to be entered into at a future date. Currently, construction power is available to take the project to the next phase. In May 2025, Stardust Power and OG&E executed an addendum to the OG&E Agreement increasing the available power up to 40 megawatts, with expansion possible for phase 2. The OG&E Agreement will be reviewed and renegotiated if necessary.

The term of the OG&E Agreement is effective until the execution of the definitive Minimum Bill Agreement.

Value Chain

Stardust Power is establishing its business to deliver value with a strong focus on the midstream refinement process and an intention to minimize risk in its business model by partnering with experts across the value chain. The Company seeks to be a diversified player, with upstream and downstream integration in the future, in partnership with its industry partners.

Supply Feedstock

The central refinery is being designed to be optimized for multiple lithium chloride inputs. By utilizing a "hub and spoke" refinery model, the Company believes it can scale production more efficiently through sourcing lithium chloride feedstock from different sources. This limits the risk of dependence on a single type of feedstock. It also differentiates Stardust Power from other lithium refineries, which are in the process of being constructed in the United States. The Company's strategy is to source supply from multiple sources which may include feedstock from (i) oilfield brines, (ii) salt flats, (iii) geothermal brines, and (iv) produced water.

In the ordinary course of business, Stardust Power has is negotiating non-binding letters of intent in order to secure feedstock.

Prairie Letter of Intent

On October 20, 2025, the Company entered into a non-binding letter agreement with Prairie Lithium Limited ("**Prairie**"), an Australia-based company, for the supply of 6,000 metric tons per annum of LCE in the form of lithium chloride. The lithium chloride is sourced from the Prairie Lithium Project in Saskatchewan, Canada and is expected to be used as feedstock at Stardust Power's Facility. The initial contract term would span 6 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for two additional six year terms.

Mandrake Letter of Intent

On October 31, 2025, the Company entered into a non-binding letter agreement with Mandrake Resources Limited ("**Mandrake**"), an Australia-based company, for the supply of 7,500 metric tons per annum of LCE in the form of lithium chloride. The initial contract term would span 12 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for an additional six-year term.

Usha Resources Letter of Intent

On March 15, 2024, Stardust Power and Usha Resources Ltd ("**Usha Resources**") entered into a non-binding Letter of Intent (the "**Jackpot LOI**"), except for certain binding terms such as those relating to the exclusivity period until June 30, 2025, as extended, to acquire an interest in Usha Resources' lithium brine project, situated in the United States. Usha Resources is an established lithium developer with multiple projects in development. The Jackpot Lake Lithium Brine Project is a flagship asset of Usha Resources and is a lithium brine asset located in the United States, comprising of 8,714 acres of property. The project is currently engaged in its maiden drill program. The Jackpot LOI provides Stardust Power with the exclusive option to agree to acquire up to 90% of the interests held by Usha Resources in the Jackpot Lake project, based on an indicative earn-in schedule. As part of a definitive agreement, Stardust Power would be required to invest in the development of the Jackpot Lake project.

At this stage, we do not know how much financing this project will require, or whether such financing will be available on acceptable terms, or at all. Furthermore, we cannot predict with certainty when these projects will begin production, if ever.

QXR Letter of Intent

On October 10, 2023, Stardust Power entered into a non-binding (except for the confidentiality provision) letter of intent with QX Resources Limited ("**QXR**") to negotiate an agreement to work together collaboratively and in good faith to assess the lithium brines contained in the Liberty Lithium project (the "**Liberty Project**"). At this stage, we do not know how much financing this project will require, or whether such financing will be available on acceptable terms, or at all. Furthermore, we cannot predict with certainty when these projects will begin production, if ever.

In connection with entering into the non-binding letter of intent, the parties have memorialized their intent to evaluate options to potentially supply Stardust Power with lithium brine products from the Liberty Project at their own costs and to evaluate options to determine if there is an economically feasible process to produce lithium products from the Liberty Project to potentially supply Stardust Power with a limited volume of such products. In connection with the entry into this letter of intent, Stardust Power made an initial equity investment of $200,000 in QXR. This letter of intent has since lapsed pursuant to its terms.

Technology and Engineering

Hatch Contract

Stardust Power worked with leading engineering firms to advance its project from general concept to FEL-1 status.

Hatch, an engineering, procurement and construction management firm in the lithium industry, was engaged to provide a readiness assessment and a scoping study, (FEL-1), to attempt to minimize technology risks.

Hatch was engaged by the Company to conduct a preliminary readiness assessment covering:

- project risk assessment;
- artistic site renderings;
- site review;
- financial model assumption review; and
- equipment procurement timelines.

As part of this assessment, Hatch performed a DLE output simulation of water samples using adsorption technology to simulate feedstock composition, identified expected ranges of impurities, lithium recovery, and options to process the feedstock, assessed transportation options and expected ranges of costs at high level, and provided high level financial model inputs for CAPEX and OPEX based on benchmarks only. Hatch completed the front-end loading, (FEL-1), also known as a scoping study as of April 17, 2024.

To date, Hatch has not transferred any intellectual property to Stardust Power. There is no royalty that is owned and due to be paid to Hatch.

Engineering Agreement and FEL-3 Project Development with Primero

On August 4, 2024, the Company entered into an engineering agreement with Primero (the "**Primero Agreement**") pursuant to which Primero agreed to provide certain engineering, design and consultancy professional services, including engagement with major equipment suppliers and constructors, and to provide a **FEL-3** report of the Company's Facility at Southside Industrial Park, Muskogee, Oklahoma in Port Muskogee. The total amount due pursuant to the Primero Agreement, is approximately $4.9 million, in the aggregate, subject to customary potential adjustments.

Final Investment Decision Reporting:

Primero has prepared a comprehensive FEL-3 report that encapsulates the results of one year of technical, financial, and risk analysis. This report is pivotal for the Company to make informed decisions regarding project viability, as well as assist the Company in obtaining project finance for the Facility.

Independent Engineering review with B&V

On April 10, 2025, the Company entered into an independent engineering review agreement with Black & Veatch Management Consulting LLC ("**B&V**") pursuant to which B&V agreed to conduct a rigorous Independent Engineering Red Flag Report (the "**IE Report**") assessing the Company's plans to construct a 50,000 metric-ton-per-annum ("**mtpa**") battery-grade lithium carbonate facility starting with a Phase 1 of 25,000 mtpa. B&V prepared a comprehensive IE Report that validated that the Company's project design is based on proven lithium processing systems, with modifications that allow it to handle a wider range of feedstocks and still recover lithium efficiently. The review found the technology risk to be low, reflecting the similarity of the design to established operations worldwide.

Exclusive Concentration Technology License

On February 7, 2025, (the "*License Agreement Effective Date*"), the Company executed an exclusive license agreement with KMX (the "**License Agreement**").

Under the terms of the License Agreement, KMX agreed to irrevocably license to the Company the use of KMX's vacuum membrane distillation technology ("**VMD Technology**") and associated processes and systems (including units incorporating the VMD Technology ("**KMX VMD Units**")) for use in the Company's planned refining and upstream operations. Among other obligations set forth in the License Agreement, third parties shall be required to exclusively purchase all KMX VMD Units for the specific use of lithium concentration within the jurisdictions of the exclusive license, from Stardust Power during the term of the License Agreement on the terms and conditions set forth therein. The License Agreement grants Stardust Power the exclusive right to sub license, use, market, sell and operate KMX's VMD Technology across the United States, Canada and select international markets.

The Company agreed to pay KMX a royalty comprised of 500,000 shares of Common Stock (the "**Royalty Shares**"). The securities were issued by the Company pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) and/or Regulation D promulgated thereunder, as a transaction not involving a public offering.

The License Agreement shall have a term beginning on the License Agreement Effective Date until either of the following dates as determined by the stock price of the Common Stock on the Nasdaq 240 days following the License Agreement Effective Date: (i) in the event the Actual Royalty Amount is less than $2,000,000, the second anniversary of the License Agreement Effective Date; (ii) in the event the Actual Royalty Amount is equal to or greater than $2,000,000 but less than $8,000,000, the fifth anniversary of the License Agreement Effective Date; or (iii) in the event the Actual Royalty Amount is equal to $8,000,000 or more, the seventh anniversary of the License Agreement Effective Date. The Company can renew the term of the License Agreement at its sole option upon the expiration of the initial term for an additional five years if the Company acquires three or more KMX VMD Units during the initial term. The "Actual Royalty Amount", as defined in the License Agreement, is determined by the sum of the value of the Royalty Shares remaining unsold by KMX on the date that is 240 days following the License Agreement Effective Date, plus the gross proceeds from any sales of the Royalty Shares prior to such date.

The Company agreed to provide certain registration rights to KMX with respect to the Royalty Shares, including piggyback rights, subject to the execution of a definitive agreement by the parties. KMX agreed not to sell any Royalty Shares until the earlier to occur of (i) effectiveness of a registration statement covering the Royalty Shares or (ii) the expiration of the relevant holding period pursuant to Rule 144 of the Securities Act, and in any event, only in amounts of an aggregate of 62,500 Royalty Shares total during each 30-day period, with the first such period beginning on the earlier to occur of (i) or (ii) above.

Refinery

Stardust Power is developing a large central refinery in a phased approach. The first phase is the expected construction of an up to 25,000 metric tpa production line. The second phase is the expected addition of a second production line of up to 25,000 metric tpa to create a total capacity of up to 50,000 metric tpa.

An innovation of Stardust Power's planned refinery is expected to be the ability for the Facility to refine different sources of lithium chloride inputs. The Facility is expected to be designed to accept lithium chloride, of a chemical composition within an approved range. It is Stardust Power's intention that the Facility should be able to dilute, re-pulp and blend feedstock as necessary, to produce a consistent feedstock. Stardust Power's strategy is to differentiate itself by treating a broader set of contaminants. Consequently, by conducting a more involved purification process, the Company plans to be able to blend different sources of feedstock. Furthermore, an advantage of third-party use of DLE technology is the ability to remove certain contaminants upstream prior to the feedstock reaching the Facility, if needed, which is expected to allow for more optionality for feedstock characteristics. The Facility's planned chemical process is a mature, proven and well understood process that has been deployed substantially in South America. The Company's flowsheet, detailed below, is expected to result in the production of solid BGLC (approximately 99.5%-99.9%) from aqueous lithium chloride feedstock.

The rendering concept of the Facility's site plan below includes the main plant, feedstock warehouse, feedstock tanks, intermediate feedstock containers, reagents warehouse, unloading station, acid tank, consumables warehouse, product warehouse, generators, utilities, water tank, dilution tank, calcium and magnesium residue disposal, zero liquid discharge ("**ZLD**") water system, carbon dioxide storage tank, solvent extraction, administrative building and parking area.



Phased Approach

The Company intends to take a phased approach to setting up its Facility and expansion. Thereafter, it intends to emerge as a leading supplier of BGLC in the United States. The total cost of the refinery, which includes direct and indirect costs and contingencies needed to engineer and build the refinery Phase I, has been estimated at approximately $500 million and includes a conservative contingency amount typical of FEL 3 studies. The final capex numbers will be updated during detailed engineering.

In Phase 1, the Company seeks to build its first production line of up to 25,000 metric tpa capacity. Phase 1 also includes building essential infrastructure for the site, such as storage facilities, road networks, and certain additional infrastructure that will be shared by the Facility's first and second production lines ("Train 1" and "Train 2," respectively).

In Phase 1, Train 1 and common infrastructure, is expected to consist of detailed engineering and procuring critical and non-critical equipment.

Phase 1 (Train 1 and common infrastructure)

In Phase I, Stardust Power expects to partner with engineering, procurement and construction firms, for the development of up to 25,000 metric tons of BGLC in annual production capacity. The majority of the activities will focus immediately on on-site development earthworks, infrastructure, buildings, and utilities, better enabling Stardust Power to effectively mobilize contractors to a well-prepared site. The Company expects Train 1 and common infrastructure to be engineered and constructed in line with a standard construction timeline. The total cost for Phase 1 has been estimated preliminarily at an Association for the Advancement of Cost Engineering ("**AACE**") Class 5 Level. The timeline and cost are based on numerous variables and assumptions.

Phase 2 (Train 2)

In Phase 2, Stardust Power plans to expand and set up an additional production line with a capacity of 25,000 metric tons of battery-grade lithium to its Facility for a total production capacity of up to 50,000 metric tpa. The completion of construction and mechanical installation of Phase 2 may be completed in a similar timeframe as Phase 1, after completion and commissioning of Train 1. The total refinery cost of Train 2 has been estimated preliminarily at an AACE Class 5 level. By building an additional production line, mirroring the Train 1 design, the Company plans to maximize the continuity of design and construction from Train 1 into the design and construction of Train 2. The timeline and cost of Phase 2 are based on numerous variables and assumptions and are early phase estimates only and are likely to change.

Sustainable Operations

Lithium Chloride Feedstock

Unlike typical hard rock ore mining, Stardust Power may source lithium chloride feedstock for its Facility from (i) oilfield brines, (ii) lithium salt flats, (iii) geothermal brines, and (iv) produced water. Lithium chloride production can reduce environmental impact as compared to hard rock mining which typically requires invasive land use which can severely impact the land. Additionally, the use of hard rock sources increases carbon emission due to the high degree of exothermic reactions needed for conversion. This is because, hard rock lithium mining involves extracting lithium from rocks that contain the mineral. This is typically done through open-pit mining, which can involve blasting and excavating large amounts of rock. The process is energy-intensive and can result in significant amounts of waste rock and tailings, which can contain harmful chemicals and metals. Additionally, hard rock mining can require large amounts of water. This could be an issue in regions where water resources are already scarce. It is estimated that 60% of the total global mined lithium supply comes from using this method. Conversely, lithium can also be extracted from brine sources, which involves extracting lithium from underground brine pools. These can be found in areas such as salt flats and dry lakebeds, where water has evaporated over time, leaving behind mineral deposits. The brine can be pumped to the surface and then processed to extract the lithium. This typically requires less water and produces less waste than hard rock mining. In terms of the carbon footprint of each method, Benchmark Minerals has stated that "in almost every metric, lithium chemicals from hard rock sources are more environmentally damaging than those from brine sources," and that "processing hard rock is a much more energy-intensive process than brine."

Stardust Power has a supplier code of conduct to monitor the sources of feedstock with a focus on sustainability. Although DLE technology is emerging, Stardust Power believes that the experience and expertise of its partners will enable it to leverage the upstream benefits of the DLE technologies advantageously, while at the same time lowering risks that could emerge due to the newness of the technology.

Emissions

Stardust Power's Facility's planned carbonation process to manufacture BGLC is a chemical conversion process. This process does not use large exothermic reactions, which is expected to make Stardust Power's Facility cleaner and safer than a typical oil and gas refinery. There are no kiln or smokestacks expected at our Facility.

Power

The Company is committed to using the local grid which largely uses sustainable sources of power accessible in Oklahoma, including solar, wind power and natural gas.

Byproducts

The main byproducts from refinery plans are largely salts, which is closely comparable to road salt, calcium, and magnesium, among others. These are non-toxic and non-hazardous materials that can be sold, repurposed, or safely disposed of. Our conversion process is not expected to create hazardous materials.

Zero-Liquid Discharge

The Facility is expected to be engineered for a zero-liquid-discharge system that removes the need for wastewater ponds for depleted brine. Liquid byproducts are expected to be purified and recycled for reuse in the Facility or evaporated. This is expected to minimize discharge into the public sewer system or the surrounding ecosystem and conserves water.

Social Aspects

Stardust Power believes that community outreach is important for social engagement to build strong relationships with local communities, provide explanations to local administrative bodies about various aspects of the project in case of queries, address potential concerns regarding potential impacts as well as highlight potential benefits of setting up the Facility. This is expected to include providing educational opportunities for local elementary and high school students in the Hillsdale and Muskogee public school districts.

Financing

In terms of financing of the refinery project, Stardust Power plans to finance its project cost through a mix of debt, equity as well as grants. Below is a summary of some of the potential financial instruments:

Equity:

- On July 8, 2024, the Company consummated the transactions contemplated by the PIPE Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors purchased a total of 107,7541 shares of Common Stock in a private placement at a price of $93.5 per share, for an aggregate commitment amount of $10,075,000.

- On October 7, 2024, the Company entered into a Common Stock Purchase Agreement (the "**Prior B. Riley Purchase Agreement**") and a related Registration Rights Agreement with B. Riley Principal Capital II, LLC, as the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the Prior B.Riley Purchase Agreement, the Company had the right, in its sole discretion, to sell up to $50,000,000 of newly issued shares of Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the Purchase Agreement, from time to time during the term of the Prior B.Riley Purchase Agreement. Sales of Common Stock pursuant to the Prior B.Riley Purchase Agreement, and the timing of any sales, were solely at the option of the Company. The Company was under no obligation to sell any securities to B. Riley Principal Capital II under the Prior B.Riley Purchase Agreement. During the year ended December 31, 2025, the Company issued 638,048 shares of common stock pursuant to the Prior B. Riley Purchase Agreement, aggregating to net proceeds of $2,069,685. On December 11, 2025, the Company entered into a letter agreement with B. Riley Principal Capital II, pursuant to which the parties mutually agreed to terminate the Prior B. Riley Purchase Agreement, as amended and the related Prior B. Riley Registration Rights Agreement. Subsequent to the year ended December 31, 2025, on February 12, 2026, the Company entered into a Common Stock Purchase Agreement (the "**B. Riley Purchase Agreement**") and a related Registration Rights Agreement (**the "B. Riley Registration Rights Agreement"**) with B. Riley Principal Capital II, the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the B. Riley Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of the Company's Common Stock, to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the B. Riley Purchase Agreement, from time to time during the term of the B. Riley Purchase Agreement. Sales of Common Stock pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the B. Riley Purchase Agreement. As of the date of this filing, the Company has issued 29,067 shares of Common Stock aggregating to net proceeds of $94,193.

- On December 31, 2024, the Company entered into binding term sheets with certain investors (the"**2024 Investors**") pursuant to which the Company sold, and the Investors agreed to purchase, Company securities for an aggregate amount of $550,000 (the "**Private Placement**"). The proceeds of the Private Placement were expected to be used by the Company for capital expenditures, working capital and general corporate purposes. The 2024 Investors agreed to purchase, and the Company has issued and sold, up to $550,000 in shares of Company common stock, par value $0.0001 per share at a price equal to 95% of the closing bid price of the common stock on the last trading day prior to the closing date for the Private Placement. In addition, each 2024 Investor received warrants representing the right, exercisable within five years of the closing date, to purchase up to 50% of the shares of common stock purchased by such 2024 Investor in the Private Placement, with each 10 warrants exercisable for one share of common stock at an exercise price of $115.00.

- On January 27, 2025, the Company consummated a public offering of an aggregate of (i) 479,200 shares of common stock and (ii) common stock purchase warrants to purchase up to 479,200 shares of common stock. Each share of common stock and associated warrant to purchase one share of common stock was sold at a combined public offering price of $12.00. The Company received aggregate gross proceeds of approximately $5.75 million, before deducting placement agent fees and other offering expenses. Further, on March 16, 2025, pursuant to a Warrant Inducement Letter (the "**Inducement Letter**"), the investor agreed to exercise, for cash, the Common Warrants to purchase an aggregate of 479,200 shares of common stock at the exercise price of $6.20 per share in exchange for the Company's agreement to issue to the investor a new common stock purchase warrant, to purchase up to 958,400 shares of common stock (the "**Inducement Warrants**," and the shares issuable upon exercise of the Inducement Warrants, the "**Inducement Warrant Shares**").

- On June 18, 2025, the Company consummated a public offering of 2,150,000 shares of Common Stock at a public offering price of $2.00 per share, generating aggregate gross proceeds of approximately $4,300,000 before underwriting discounts and other offering expenses. The offering was conducted pursuant to a firm commitment underwriting agreement entered into with the underwriters, on June 17, 2025. In connection with the offering, the Company granted the underwriter a 45-day option to purchase up to an additional 322,500 shares of Common Stock to cover over-allotments, if any. On June 25, 2025, the underwriter partially exercised the over-allotment option, purchasing an additional 110,000 shares at the same public offering price, resulting in additional gross proceeds of approximately $220,000. After giving effect to the partial exercise of the over-allotment option, the aggregate gross proceeds from the offering increased to approximately $4,520,000, before deducting underwriting discounts and estimated offering expenses.

Debt:

- On December 23, 2025, the Company entered into a Securities Purchase Agreement (the "**SPA**") with Lind Global Asset Management XIII LLC ("**Lind**") which provides for up to $15,000,000 in senior secured convertible debt financing. Under the SPA, upon closing (which occurred on December 23, 2025), the Company received gross proceeds of approximately $4,000,000 in exchange for issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $4,800,000 (the "**2025 Convertible Note**") and a Common Stock Purchase Warrant (the "**Lind Warrant**"), for the purchase of approximately 411,245 shares (the "**Lind Warrant Shares**"). The SPA contains customary representations and warranties by the Company and, additional closings are subject to additional closing conditions detailed in the transaction documents.

- In December 2024, the Company entered into a binding term sheet (the "**Endurance Term Sheet**") with Endurance Antarctica Partners II, LLC ("**Endurance**") a related party, providing for a loan (the "**Endurance Loan**") in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Endurance Maturity Date**"). The Endurance Term Sheet contained customary representations and warranties and customary events of default. Pursuant to the Endurance Term Sheet, 550,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker, as defined in the Endurance Term Sheet, with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Endurance Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock shall be no less than 50,000 shares. In addition, Endurance received warrants representing the right, exercisable within five years of the closing date, up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. The Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to Endurance.

- In December 2024, the Company entered into binding term sheets (the "**Investor Term Sheets**") with several lenders including DRE Chicago, LLC, a related party (collectively, the "**Investors**"), providing for loans (the "**Investor Loans**") in the aggregate principal amount of $1,800,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Investor Maturity Date**"). The proceeds of the Investor Loans are expected to be used by the Company for general corporate and working capital purposes. The Investor Term Sheets contained customary representations and warranties and customary events of default. Pursuant to the Investor Term Sheets, an aggregate of approximately 340,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to the Investors an aggregate of $2,700,000 in common stock as an Equity Kicker, as defined in the Investor Term Sheets with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Investor Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock issued to the Investors shall be no less than an aggregate of 36,000 shares. In addition, the Investors received warrants representing the right, exercisable within five years of the closing date, up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. The Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to the Investors.

- We expect a portion of the financing of the Facility to come through debt financing. We have no binding commitments from any person to provide financing at this time, and we are not certain whether the financing will be available to us as needed on acceptable terms, or at all. For more information, please refer to the subsections "*Promissory notes*", "*Insurance fund borrowing*", and "*Short-term loans*" under "*Management's Discussion and Analysis of Financial Condition and Results of Operations-Sources of Liquidity and Going Concern*".

Incentives:

- Stardust Power has received an illustrative incentives package for up to $257 million of incentives from the State of Oklahoma, subject to meeting milestones, to offset the refinery's costs, and other conditions. For more information, please refer to "-State Incentives".

Governmental Incentives and Initiatives

Federal Government Incentives and Initiatives

The management team believes that Stardust Power may benefit from substantial grants, financing, and other incentives provided by various government organizations designed to facilitate American manufacturing of battery-grade lithium products. These potential incentives include but are not limited to the following:

- *Department of Energy Office of Energy Dominance, Energy Dominance Financing Program (EDFP):* The EDFP powered by the Working Families Tax Cut is a core pillar to the current U.S. administration's strategy to help win the global AI race by increasing the nation's energy supply through new eligibility for clean coal and oil and gas power-generated projects, securing critical mineral supply chains, and reinvigorating the nuclear industry. The EDFP can also finance critical materials projects and secure America's critical minerals supply chain, reflecting the important applications of critical minerals and materials across the energy sector.

- *Department of Defense, Defense Production Act*: The Defense Production Act's Expansion of Domestic Production Capability and Capacity Funding Opportunity Announcement FA8650-19-S-5010 is a government initiative aimed at enhancing domestic production capabilities critical to national defense, including critical minerals. It provides financial support to eligible entities to bolster the manufacturing of strategic materials, components, and technologies essential for defense applications and those applications deemed to be a national security threat to the United States.

- *Department of Energy Grant:* The Office of Manufacturing and Energy Supply Chains issued a Notice of Intent to issue up to $500 million to expand U.S. critical mineral and materials processing and derivative battery manufacturing and recycling. The proposed funding opportunity supports demonstration and/or commercial facilities processing, recycling, or utilizing critical materials in manufacturing, which may include traditional battery minerals such as lithium, graphite, nickel, copper, and aluminum, as well as other minerals that are contained within commercially available batteries, such as rare earth elements. An award requires a cost-share of at least 50% by the recipient.

- *Department of Energy, Advanced Materials and Manufacturing Technologies Office, Critical Minerals and Materials ("CMM") Accelerator Program:* The CMM Accelerator Program released funding opportunities of up to $50 million to promote technology maturation that can unlock capital investments and facilitate domestic commercialization. The proposed funding announcement addresses several areas of interest, including processes in the rare-earth magnet supply chain; processes to refine and alloy gallium, gallium nitride, germanium, and silicon carbide for use in semiconductors; cost-competitive technologies for direct lithium extraction and separation; and critical-material separation technologies that allow for the co-production of useful products from byproducts and scrap.
- *Department of Defense Office of Strategic Capital ("OSC"):* Broadly, the OSC will do two things as part of its partnered capital strategy for critical technologies. First, it will identify and prioritize promising critical technology areas for the Department of Defense. Second, it will fund investments in those critical technology areas, including supply chain technologies not always supported through direct procurement. To accomplish this, the OSC will partner with private capital providers and other federal agencies to employ investment vehicles that have proven successful in other U.S. government contexts.[34]

State Incentives

The Oklahoma Department of Commerce provides a robust incentive package including 5% cash rebates on payroll for all new jobs created for 10 years through the Quality Jobs Program, and an Investment Tax Credit ("ITC"). The Facility falls in an **Oklahoma Opportunity Zone,** which is defined as an economically distressed area based on declining population, lower than average per capita income, and higher than average poverty rates. Manufacturers who invest a minimum of $50,000 in depreciable property in Oklahoma Opportunity Zones receive double the investment tax credit, equating to 2% of depreciable property invested for 5 years. In addition to the Quality Jobs Program and ITC, the state provides a 5-year property tax exemption and a sales tax exemption on machinery, goods, and electricity used during the manufacturing process. Below is a table setting forth the different state incentives which may be applicable to Stardust Power:

Oklahoma State Incentive Program	Total Potential Amount of State Incentive	Metrics Stardust Power Needs for Applicability
21st Century Oklahoma Quality Jobs Program Or	$100,332,936 based on $99,562,000 in annual payroll over 10 years	• Meet an average wage of $120,071 • Create at least 10 new jobs in Oklahoma in 3 years • Offer basic health insurance

Oklahoma State Incentive Program	Total Potential Amount of State Incentive	Metrics Stardust Power Needs for Applicability
Oklahoma Quality Jobs Program	$50,166,468 based on $99,562,000 in annual payroll over 10 years	• Meet an average wage of 110% of the average county wage ($54,732 in 2023) • Create $2.5 million in new annual payrolls in Oklahoma in 3 years • Offer basic health insurance

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[34] U.S. Department of Defense. "Secretary of Defense Establishes Office of Strategic Capital." Available at: https://www.defense.gov/News/Releases/Release/Article/3233377/secretary-of-defense-establishes-office-of-strategic-capital/.

Oklahoma State Incentive Program	Total Potential Amount of State Incentive	Metrics Stardust Power Needs for Applicability
Combined with Investment/New Jobs tax credit	$76,000,000 based on a total investment of $800,000 in depreciable property	• Minimum investment of $50,000 in Oklahoma • The credit doubles if the investment exceeds $40 million investment or takes place in an enterprise zone (both of which Stardust Power plans to meet)
5-Year Property Tax Exemption	$42,451,539	• Invest at least $500,000 in construction, acquisition, or expansion; and • Meet an average payroll requirement listed in the Oklahoma Quality Jobs Program
Freeport (Inventory) Tax Exemption	$10,166,545	• Exemption on goods that come from outside the state and leave the state held for assembly, storage, manufacturing, processing, or fabricating moved through the Port Muskogee within 9 months
Sales Tax Exemption on Machinery and Equipment	$18,040,500	• Includes tangible personal property used in the development of the Facility
Sales Tax Exemption on Goods and Energy Consumed in Manufacturing	$85,998,588	• Includes all fuel and electric power used in the development of the Facility

The Company has engaged the services of industry experts to assist the Company in applying for government grants, such as those in Oklahoma, in an optimal and efficient manner. The Company plans to submit applications for grants under the Department of Defense, Defense Production Act and the Department of Energy grant for Bipartisan Infrastructure Law 40207(b) Battery Materials Processing and 40207(c) Battery Manufacturing, as they become available. The Company has been advised with respect to its grant application under the Defense Production Act that such application would be held, but currently there is no such funding available under the program.

Intellectual Property

Stardust Power does not own or license any intellectual property that it considers to be material. The Company has applied for registration of its trademarks, bearing application No. 97927512 for a Trademark/Service Mark Application in the United States on May 9, 2023.

As its business grows, the Company may in the future develop or acquire intellectual property that may be valuable or material to the business.

Customers

Since Stardust Power has not commenced production, it has no existing customers. The Company has received non-binding letters of intent from industry participants but does not have any definitive offtake agreements with potential customers.

On January 28, 2025, the Company entered into a non-binding letter agreement with Sumitomo, contemplating a long-term commercial offtake agreement, pursuant to which Sumitomo would agree to acquire 20,000 metric tons of lithium carbonate per year from the Company's first line of production, with the potential to increase to 25,000 metric tons based on mutual agreement. The initial contract term would span 10 years starting from the date of the first qualification of the Company's lithium carbonate for sale to any of Sumitomo's customers, with an option for Sumitomo to renew for an additional five years under mutually agreed terms, provided written notice is given to the Company at least twelve months prior to the end of the initial term.

Competitive Strengths

As an early-stage company, Stardust Power seeks to execute its mission of becoming a leading producer of BGLC by relying on the collective experience of its management team. Although the Company has not yet commenced operations at the refinery and, accordingly, it has not yet produced any lithium products, the Company's management team expects to execute, explore and evaluate opportunities for generating revenues and increasing their access to supply properties, and assets, as well as all potential funding options. Some opportunities for growth could be in the form of (i) strategic partnerships, (ii) off-take agreements, (iii) diversification of supply, (iv) acquisitions of companies and technologies, and (v) participation in related commercial development activities.

As an early-stage company, Stardust Power's material decisions executed by its management are central to the development of the Company's long-term goals and success. Additionally, as a pre-revenue company, Stardust Power's access to financing and ability to obtain financing would be central to its success. The Company notes that it has not yet commenced operations at the refinery and, accordingly, it has not yet produced any lithium products.

The Company intends to build its competitive strengths and continue to develop and execute its strategy in the following manner:

- *Experienced management team*: the team has decades of technical expertise and experience across global mining consulting firms, and manufacturers, specializing in lithium-ion technology for electric vehicles, hydrocarbon energy company, as well as successful capital raising and running profitable ventures, across multiple geographies;

- *Refinery optimized for multiple inputs*: the process of creating a matrix of multiple sources of feedstock and processing in the refinery reduces risk and costs, and is an important and significant industry differentiator;

- *Speed to market*: optimized refining process, locational advantage, and subsequently, a vertically an integrated structure is expected to hasten time to market and ability to generate revenue faster;

- *Use of brine feedstock*: use of brine feedstock provided alternative sources to mined lithium deposits, for the production of BGLC for domestic market use, and hence potentially have independence from importing raw material, which would have a favorable impact on lowering cost and faster time to market;

- *Limited technology risk*: use of existing and proven technologies and partnerships with global experts for mid-stream operations in refinery operations, which is expected to minimize technical risks in the value chain, resulting in reduced uncertainties and cost controls, and reduce risks of the emerging DLE technology by partnering with players who have contributed to the advancement of DLE projects; and

- *American manufacturing*: ability to manufacture and contribute to lithium sourcing and manufacturing independence for domestic consumption in the United States market, leading to job creation, particularly in economically depressed regions, once in production.

Competition and Market Barriers

Competition

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production and refining of end-use lithium products such as lithium carbonate and lithium hydroxide and are often situated in China, such as Tianqi Lithium. These companies have an established presence, a higher degree of financial resources, existing strategic partnerships, and existing experienced workforces. Stardust Power will compete with these companies in attracting human capital, securing supply of feedstock, and selling its products. Accordingly, the price of Stardust Power's planned products may be affected by factors beyond our control, including fluctuations in the market prices for lithium, supplies of lithium, demand for lithium, and mining activities of our competitors.

Government Regulations

Development activities for our Facility are subject to extensive laws and regulations, which are overseen and enforced by federal, state, and local authorities. These applicable laws govern development, construction, production, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other matters. Various permits from government authorities will be required for construction and manufacturing operations, and we cannot be assured such permits will be received. Environmental, health and safety laws and regulations may also, among other things:

- require notice to stakeholders of proposed and ongoing exploration, drilling, environmental studies, mining, or production activities;
- require the installation of pollution control equipment;
- restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with, lithium manufacturing, or other production activities;
- limit or prohibit drilling, mining, lithium manufacturing or other production activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources; or
- require preparation of an environmental assessment or an environmental impact statement.

Compliance with environmental, health and safety laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect on our capital expenditures, results of operations, or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications and/or revocations, operational interruptions and/or shutdowns, and other liabilities, as well as reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations, and financial condition. Federal, state, and local legislative authorities frequently revise environmental, health and safety laws and regulations, and any changes in these regulations, or the interpretations thereof, could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse impact on our business operations.

Permits

Certain federal, state, and local permits are required for the project. State permitting focuses on air emissions, wastewater, and stormwater permits. Federal permitting focuses on possible cultural, biological, and natural resources and threatened/endangered species impacts. The key permitting agency for the project at the state level is the Oklahoma Department of Environmental Quality (the "**DEQ**"). Stardust Power has received from the DEQ the general permit for stormwater discharges from Construction Activities, approval of its stormwater pollution prevention plan and air quality construction permit ("**Air Permit**"). Under current design plans, Stardust Power currently does not require a waste water permit for the Facility since no waste water is expected to be discharged.

Environmental, Social and Governance ("ESG")

We believe lithium will continue to play an important role in the transition to a lower carbon future and the fight against climate change. Likewise, we believe that meeting the growing demand for lithium compounds must be balanced with considerations for responsible refining across the spectrum of ESG issues and concerns. Our core values reflect this commitment to sustainability. We believe that operating in a safe, ethical, socially conscious and sustainable manner is important for our business.

As such, we intend to continue to integrate ESG and sustainability considerations into our business, operations and investment decisions.

Environmental

Brines: Focusing on brines, which have a smaller carbon footprint than open pit mining hard rock sources provides for a smaller environmental impact.

Sustainable Power: We intend to source the energy to power our refinery from sustainable sources of power, including solar and wind power available from the state of Oklahoma.

ZLD technology: We are engineering our Facility based on ZLD technologies which are not expected to produce liquid discharge as a result of our conversion process.

Social

As we recruit employees for our projects, we intend to focus hiring efforts hiring workers from local communities near our project areas.

Governance

Stardust Power is committed to transparency and corporate governance best-practices and has the following corporate governance policies and guidelines in place:

- Privacy Policy;
- Open Reporting Policy (Whistleblower Policy);
- Code of Conduct and Cyber Security Agreement;
- Supplier Code of Conduct;
- Vendor Risk Assessment Program;
- Cybersecurity Policy;
- Community Benefits Plan;
- Clawback Policy;
- Code of Business Conduct and Ethics;
- Compliance Reporting Policy;
- Corporate Governance Guidelines;
- Insider Trading Policy;
- Regulation FD Policy; and
- Related Party Transactions Policy.

Human Capital Resources

Employees

We have ten employees as of December 31, 2025, all of whom are full time.

Websites

The Company maintains one active website, www.stardust-power.com, which serves as its corporate website and contains information about the Company and its business. The information included on Stardust Power's website, or any other third party website referred to in this Form 10-K, is not incorporated by reference into this Form 10-K or in any other report or document filed with the SEC, and any reference to such website is intended to be an inactive textual reference only.

Corporate Information and Facilities

Stardust Power Inc. is a Delaware "C" corporation. Our registered office is located at 251 Little Falls Dr, Wilmington, DE 19808, and our corporate mailing address is 15 E. Putnam Ave, Suite 378, Greenwich, CT 06830.

Our mailing address for our Oklahoma office is 6608 N. Western Ave Suite 466, Nichols Hills OK, 73116. The registered office of our subsidiary is located at 251 Little Falls Dr, Wilmington, DE 19808. Our telephone number is (800) 742-3095.

Information About Our Executive Officers

Roshan Pujari, Chief Executive Officer and Chairman

Roshan Pujari, 48, has served as Chairman of the Board and as our Chief Executive Officer since the consummation of the Business Combination in July 2024. Prior to the Business Combination, Mr. Pujari co-founded Legacy Stardust Power and served as Chief Executive Officer of Legacy Stardust Power from its inception in March 2023 until the Business Combination. In his role as Chief Executive Officer of Stardust Power, he is responsible for developing and executing strategy, operations, key hires and financing. Mr. Pujari is a highly seasoned chief executive officer. Mr. Pujari has over 20 years of experience in investments and transactions and has demonstrated expertise and deep domain knowledge in new company formation and fund raising. He is highly skilled in dealmaking, identifying niche opportunities and leading them to successful ventures. Prior to co-founding Legacy Stardust Power, Mr. Pujari founded VIKASA Capital LLC in 2012, which reorganized as VIKASA Capital Inc. in 2021, a diversified investment firm investing into global markets and clean energy. Mr. Pujari led the firm's clean energy practice until 2023 where he developed a deep understanding of lithium. He is also a philanthropist, having founded the Pujari Foundation, a 501(c)(3) non-profit organization, to promote the interests of education, arts, and community around the globe. Mr. Pujari has served on numerous philanthropic boards and served as a Governor's appointee to the Oklahoma Arts Council. He served as trustee for the Heritage Hall School from 2017 to 2021, his alma mater. Mr. Pujari attended the University of Redlands in California, where he majored in both History and Government, and was in the honor society in both majors. Mr. Pujari also has a diploma from Heritage Hall, Oklahoma, where he was awarded "Top Speaker" in the National Tournament in 1995.

Pablo Cortegoso, Chief Technical Officer

Pablo Cortegoso, 43, has served as the Chief Technical Officer of Stardust Power since February 2024. In this role, he is responsible for all operations aspects of exploration, mining, extraction and production. Mr. Cortegoso has over 13 years of experience in civil and mining projects, specializing in lithium projects. His skills include the development of hydrogeological field programs, with an emphasis on lithium brine deposits, including well designs, packer testing, aquifer tests, brine standards preparation, sampling protocols and drilling oversight, with expertise in solar pond evaporation design, modeling and operation for lithium and potassium brine projects. He has extensive experience in performing fatal flaw analysis; risk and investment analysis; technical due diligence, including on battery metals; design and implementation of field programs; data collection and analysis for hydrogeological and geotechnical studies; and completing technical reports (Mineral Resource and Reserve Statements, PEA, PFS, FS) in accordance with international guidelines for lithium brine and hard rock projects throughout Argentina, Australia, Brazil, Bolivia, Canada, Chile, Mexico, the United States, Europe, the United Kingdom and Botswana. Prior to co-founding Stardust Power, from April 2023 to February 2024, Mr. Cortegoso was engaged in independent consulting through his wholly owned company, Florentino Energy LLC, where he advised clients on lithium and mining projects, including technical due diligence, project evaluation, and development strategy. Prior to this, he served at Aurora Lithium (Galp/Northvolt), a lithium refining project, as Vice President, Sourcing, in Lisbon, Portugal from April 2022 to March 2023, where he was responsible for identifying, evaluating and advancing lithium raw material supply opportunities for the company's refining strategy. Prior to Aurora Lithium, he served at SRK Consulting (U.S.), Inc. in various positions including as Senior Consultant from January 2018 to February 2022, and as Consultant from September 2010 to December 2017. Prior to SRK, he served at Trine University as a Graduate Researcher and Teaching Assistant from August 2009 to May 2010. Prior to Trine University, Mr. Cortegoso served at Jose Cartellone Construcciones Civiles, in Buenos Aires, Argentina as a Management and Budget Control Analyst in 2007. He is a published author in prestigious industry magazines and has presented in conferences and workshops globally in his field of expertise on lithium. Mr. Cortegoso has industry affiliations, including as a Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc.; a Qualified Person under the guidelines of National Instrument 43-101 in Canada; and a Competent Person in accordance with the JORC Code in Australia. Mr. Cortegoso earned his master's degree in civil engineering from Trine University, and an undergraduate degree in civil engineering from the Universidad Nacional de Cuyo in Argentina.

Udaychandra Devasper, Chief Financial Officer

Udaychandra (Uday) Devasper, 44, has served as the Chief Financial Officer of Stardust Power since December 2023. In this role, Mr. Devasper is responsible for leading and developing the finance and accounting functions of the Company, as well as assisting the Chief Executive Officer in executing strategy, operations, key hires and financing functions. He is a highly seasoned finance professional, with over 20 years of experience in finance and accounting and has demonstrated expertise and deep domain knowledge in leading projects and assisting companies through multiple transactions. Mr. Devasper's skills include building and managing large teams; operational and technical accounting expertise in key accounting areas such as revenues, mergers and acquisitions; and end-to-end project management for de-SPAC and IPO transactions. Prior to joining

Stardust Power, Mr. Devasper was part of the initial founding team as a partner at Effectus Group, LLC, a boutique national accounting advisory firm, where he was involved in developing the business, hiring and resource management, as well as leading the firm's nationwide Technology practice (which included the clean energy industry) for all technical accounting and strategic projects, from October 2014 to September 2022. During his time at Effectus, he gained domain, industry and transactional expertise through the multiple projects he led for companies in the cleantech, renewable energy and alternative energy sectors. Further, during his term at Effectus, Mr. Devasper led multiple de-SPAC/IPO transactions in the cleantech and renewable energy sectors, including end-to-end project management and overall reporting assistance. Prior to his term at Effectus, Mr. Devasper served as a Director, Technical Accounting at Echelon Corporation from July 2012 to August 2014, and as a Senior Manager, Technical Accounting at Synopsys, Inc., from March 2011 to July 2012. Prior to Echelon and Synopsys, he worked in the public accounting sector at KPMG LLP, progressing to Senior Manager, Assurance. Mr. Devasper is a licensed CPA (inactive) in California, and a licensed Chartered Accountant from the Institute of Chartered Accountants of India. He earned his bachelor's degree in commerce from Mumbai University in India.

Chris Celano, Chief Operating Officer

Chris Celano, 56, has served as the Chief Operating Officer of Stardust Power since January 2025. In this role, Mr. Celano oversees the Company's upstream lithium supply initiatives and processing operations, including sourcing and site development. He plays a key role in driving the Company's operational efficiency, advancing the timely delivery of high-quality lithium products and strengthening relationships with customers and stakeholders. His deep experience in renewables, cleantech and drilling will be pivotal to the Company's long-term success as it works to meet growing demand for critical minerals. Mr. Celano brings over 20 years of executive leadership experience, combining a strong background as a Chief Executive Officer, practicing securities attorney and graduate of the Massachusetts Institute of Technology. His diverse expertise spans the energy sector, drilling, engineering, procurement and construction fields, along with deep legal knowledge, from which he is uniquely equipped to drive Stardust Power's strategic and operational goals during this critical phase of the Company's growth. Prior to joining Stardust Power, he served as President and Chief Executive Officer of IHI E&C International Corporation, an engineering and construction company, beginning in January 2017, prior to which he served as General Counsel and Senior Vice President of Business Administration beginning in February 2013. Prior to his time at IHI, Mr. Celano served as Vice President and General Counsel at Vantage Drilling Company from May 2008 to May 2011. He started his career at the law firms Olshan Frome Wolosky LLP, Graham & James LLP and Elenoff Grossman & Schole LLP. Mr. Celano has a bachelor's degree in economics from Vanderbilt University, a J.D. from Boston College Law School, an LLM from New York University School of Law and a master's degree in engineering from the Massachusetts Institute of Technology.

Bruce Czachor, General Counsel, Chief Compliance Officer and Secretary

Bruce Czachor, 64, has served as the General Counsel, Chief Compliance Officer and Secretary of Stardust Power since January 2026. In this role, Mr. Czachor is responsible for leading and developing the legal and compliance functions of the Company, as well as assisting the Chief Executive Officer in executing strategy, operations and key hires. He brings over 35 years of legal and corporate experience, and has served in executive and legal leadership roles at public companies and international law firms. Prior to joining Stardust Power, Mr. Czachor served as Executive Vice President – Chief Legal Officer and Secretary of Piedmont Lithium Inc., a U.S. public mining and chemical company, and its predecessor Australian company since December 2018. Prior to that, he served as a partner and associate in major international law firms in New York, Toronto, and Silicon Valley from 1988 through 2017. Mr. Czachor holds a Juris Doctorate degree from New York Law School, and a Bachelor of Arts degree in Political Science from Binghamton University. Mr. Czachor is also a director of Vinland Lithium Inc., a public company listed on the TSXV under the symbol "VLD".

ITEM 1A. RISK FACTORS.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information included in this Annual Report on Form 10-K. The occurrence of one or more of the following risks and uncertainties, alone or in combination with other events or circumstances, could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity and stock price. The trading price of our securities could decline, and you could lose all or part of your investment. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The risks and uncertainties described below are not the only ones we face. Our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our business. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

- Our future performance is difficult to evaluate because we have a limited operating history in the lithium industry.
- Our limited history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.
- Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern.
- We are a development stage company, and there is no guarantee that our development will result in the commercial production of lithium from brine sources.
- We face numerous risks related to exploration, construction, and extraction of brine by our suppliers.
- Our quarterly and annual operating and financial results and our revenue, if any, are likely to fluctuate significantly in future periods.
- Our long-term success will depend ultimately on our ability to generate revenues, achieve and maintain profitability, and develop positive cash flows from our battery-grade lithium production activities.
- Pipeline of lithium feedstock may prove to be non-viable, which could have a material adverse impact on our business and operations.
- Logistics costs based on a hub and spoke refinery model may increase our costs to where it is not economically viable to continue development and commercial production.
- Even if we are successful in completing all initial phases and the first commercial production at our Facility and consistently produce battery-grade lithium on a commercial scale, we may not be successful in commencing and expanding commercial operations to support the growth of our business.
- Our ability to manage growth will have an impact on our business, financial condition, and results of operations.
- Our products may not qualify for use by our intended customers.
- We might not be able to sell our products as intended.
- Delays and other obstacles may prevent the successful completion of our Facility.
- We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to continue as a going concern, meet our liquidity needs and long-term commitments, fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.
- We may not be able to develop, maintain and grow strategic relationships, identify new strategic relationship opportunities, or form strategic relationships, in the future.
- Lithium can be highly combustible, and if we have incidents, it could adversely impact us.
- The lithium brine industry includes well capitalized companies, and we may not have sufficient resources to compete against them.
- Low-cost producers could disrupt the market and be able to provide products cheaper than the Company.
- We may be unable to qualify for existing federal and state level grants and incentives and the grants and incentives may not be released to us as quickly or efficiently as we anticipate or at all.
- Volatility in the demand for lithium products or the development of alternative battery technologies that do not utilize lithium inputs may adversely affect the market for lithium.
- Lithium prices are subject to unpredictable fluctuations which may adversely affect the results of our operations and our ability to successfully execute our business plan.

- Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile.
- We may be unable to successfully negotiate final, binding terms related to our current non-binding memoranda of understanding and letters of intent for supply and offtake agreements, which could harm our commercial prospects.
- An escalation of the current war in Ukraine, conflict in the Middle East, or the emergence of conflict elsewhere, may adversely affect our business.
- Unstable market and macroeconomic conditions, including tariffs or trade policy, may have serious adverse consequences on our business, financial condition and stock price.
- Climate change legislation, regulations and policies may result in increased operating costs and otherwise affect our business, our industry and the global economy.
- If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Risks Related to Our Business and Industry

Our future performance is difficult to evaluate because we have a limited operating history in the lithium industry.

We have had a limited operating history in the lithium industry, and we have not realized any revenues to date from the sale of lithium, and our operating cash flow needs have historically been financed through the issuance of SAFE notes, debt and equity securities, and not through cash flows derived from our operations. As a result, we have little historical financial and operating information from our lithium business to help you evaluate our performance.

Our limited history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

We incorporated on March 16, 2023, and have yet to construct our Facility and commence production. As a result, we have a limited operating history upon which to evaluate our business and future prospects, which subjects us to a number of risks and uncertainties, including our ability to plan for and predict future growth. Since our founding, and acquisition of land for the establishment of our Facility, we have made significant progress towards site due diligence, engineering and techno-economic analysis for assessing suitability of the land and location. We believe that our refinery designs, brine extraction and transportation process to our Facility, process configurations, and control system of the Facility are representative of an industrial-scale battery-grade lithium production facility, but they remain an estimate only. We have also undertaken and continue to undertake various environmental studies by industry experts. As we continue to develop our production Facility, we expect our operating losses and negative operating cash flows to grow until first commercial production and sales, if any.

We may encounter risks and difficulties experienced by growing companies in rapidly developing and changing industries, including challenges related to achieving market acceptance of our products, competing against companies with greater financial and technical resources, competing against entrenched incumbent competitors that have long-standing relationships with our prospective customers in the battery-grade lithium market, recruiting and retaining qualified employees, and making use of our limited resources. We cannot ensure that we will be successful in addressing these and other challenges that we may face in the future, and our business may be adversely affected if we do not manage these risks appropriately. As a result, we may not attain sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period, or at all.

Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern.

Our management has concluded that there is substantial doubt about our ability to continue as a going concern. Since inception, we have incurred significant operating losses, have an accumulated deficit of approximately $68.34 million as of December 31, 2025, and negative operating cash flow of approximately $8.3 million for the year ended December 31, 2025. Our management expects that operating losses and negative cash flows may continue to increase from the December 31, 2025, levels, particularly because we are not generating any revenue as yet and owing to additional costs towards capital expenditure and expenses related to the development of site preparation, engineering, feasibility studies, and investment in upstream companies and salaries of the senior team and professional expenses. These conditions raise substantial doubt about our ability to continue as a going concern. As of the date of the Annual Report, we believe that cash on hand, and potential additional liquidity available through the issuance of common stock, will be inadequate to satisfy our working capital and capital expenditure requirements for at least the next twelve months. The ability of the Company to continue as a going concern is dependent upon the success of management's plan to raise additional capital from the issuance of equity or additional borrowings to fund the Company's operating and investing activities. There can be no assurance that we will be successful in our plans described elsewhere in this Annual Report or in attracting future debt, equity financings or strategic and collaborative ventures with third parties on acceptable terms, or at all. If we are unable to raise adequate capital on favorable terms, or at all, we could be forced to cease operations or substantially curtail our activities, and the business, operations and financial results, and stock price of the Company may be adversely impacted.

We are a development stage company, and there is no guarantee that our development will result in the commercial production of lithium from brine sources.

As a development stage company, we have yet to start the purification of lithium brine to produce battery-grade lithium and are not likely to generate revenue in our initial years of operations, if at all. Accordingly, we cannot assure you that we will ever realize any profits. Any profitability in the future from our business will be dependent upon an economic method of extracting the required brine by our partners, whether directly or as byproducts of the oil and gas industry, and from further exploration and development of other economic sources of brine. Further, we cannot assure you that any exploration and extraction programs conducted by our partners will result in profitable commercially viable extraction, purification and production operations. The exploration, extraction and purification of lithium brine, whether obtained from deposits or as byproducts of the oil and gas industry, involves a high degree of financial risk over a significant period of time, which may or may not be reduced or eliminated through a combination of careful evaluation, experience, and skilled management. While the discovery of additional lithium brine deposits may result in increasing and diversifying supply sources, there can be no assurances that costs associated with extraction and subsequent transportation to the Facility would be economical and efficient enough for profitable commercial production. Further, significant expenses may be required by our partners to construct processing facilities and to establish brine reserves.

We do not know with certainty that economically recoverable lithium exists on properties of our partners from whom we seek to obtain brine. In addition, the quantity of any brine reserves may vary depending on input prices. Any material change in the quantity or grade of brine may affect the economic viability of our properties.

Subsequent to the entering into of commercial product and offtake agreements to sell battery-grade lithium, we may be required to import the input raw materials in order to meet demand. In that event, import expenses, levies by exporting governments, regulatory approvals, shipping and logistics arrangements and costs, could potentially make the production of battery-grade lithium at our facilities economically unviable, and we could be forced to cease operations or substantially curtail our activities. This could have a material adverse impact on our business, financial condition, and results of operations and cash flows.

We face numerous risks related to exploration, construction, and extraction of brine by our suppliers.

Our level of profitability, if any, in future years will depend to a significant degree on lithium prices and whether we can purchase brine at a price that is economically feasible for us to produce battery-grade lithium. Exploration and development of lithium resources are highly speculative in nature, and it is impossible to ensure that any of our suppliers will establish reserves. Whether it will be economically feasible for our suppliers to extract lithium depends on a number of factors, including, but not limited to: (i) the particular attributes of the brine assets, such as chemical composition of lithium, presence of contaminants, temperature of the brine, physical and chemical conditions of the brine and extraction technology and proximity to infrastructure, among other factors; (ii) lithium prices; (iii) extraction, processing and, purification; (iv) logistics and transportation costs; (v) willingness of lenders and investors to provide capital, including project financing; (vi) labor costs and possible labor strikes; (vii) non-issuance or delays in the issuance of permits, which could increase costs and delay construction; (viii) electric vehicle supply and demand; and (ix) governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, grants, foreign exchange, environmental, health and safety, employment, transportation, and reclamation and closure obligations.

We are also subject to the risks normally encountered in the lithium industry, that may impact our suppliers which include, without limitation:

- the discovery of unusual or unexpected geological formations;
- accidental fires, floods, earthquakes, severe weather, seismic activity, or other natural disasters;
- planned or unplanned power outages and water shortages;
- construction delays and higher than expected capital costs due to, among other things, supply chain disruptions, trade disputes and tariffs, higher transportation costs and inflation;
- the ability to obtain and maintain suitable or adequate machinery, equipment, or labor;
- shortages in materials or equipment and energy and electrical power supply interruptions or rationing;

- Pollution, emissions and other similar hazards;
- environmental, health and safety regulations; and
- other risks involved in the conduct of lithium exploration and operations.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs, which could be associated with any liabilities not covered by insurance or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings, competitive position, and potentially our financial viability. Our liability for potential or existing pollution or other hazards could also adversely impact our operations and financial condition.

Our quarterly and annual operating and financial results and our revenue, if any, are likely to fluctuate significantly in future periods.

Our quarterly and annual operating and financial results are difficult to predict and may fluctuate significantly from period to period. Our revenues, if any, net income and results of operations may fluctuate as a result of a variety of factors that are outside our control including, but not limited to, lack of sufficient working capital, equipment malfunction and breakdowns, inability to timely find spare machines or parts to fix the broken equipment, regulatory or licensing delays and severe weather phenomena.

Our long-term success will depend ultimately on our ability to generate revenues, achieve and maintain profitability, and develop positive cash flows from our battery-grade lithium production activities.

Our ability to acquire additional lithium brine from suppliers depends on our ability to generate revenues, achieve and maintain profitability, and generate positive cash flow from our operations. The economic viability of the Facility has many risks and uncertainties including, but not limited to:

- significant, prolonged decrease in the market price of lithium;
- significantly higher than expected construction, extraction or refining costs;
- significantly lower than expected lithium extraction and reduced supply of lithium brine;
- significant delays, reductions, or stoppages in lithium extraction activities;
- construction delays, procurement issues and workforce sourcing where our Facility is being set up;
- significant shortages of adequate and skilled labor or a significant increase in labor costs;
- difficulty in obtaining relevant permits or delays caused in obtaining such relevant permits, which could increase costs and delay construction;
- more stringent regulatory or environmental, health or safety laws and regulations;
- significant difficulty in marketing or selling battery-grade lithium;
- negative community and political activism that may have an impact on the laws and regulations surrounding the industry in which we operate;
- availability of credits, incentives and federal or state funding for refining and sale of battery-grade lithium and electric vehicles; and
- general macroeconomic and geopolitical conditions, such as recessions, interest rates, inflation, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions and retaliatory actions, geopolitical instability, including ongoing conflicts, actual or threatened public health emergencies, and acts of war or terrorism.

It is common for a new lithium refining operation to experience unexpected costs, problems, and delays during construction, commissioning and start-up. Most similar projects suffer delays during these periods due to numerous factors, including the factors listed above. Any of these factors could result in changes to capital and operating expenditures, economic returns or cash flow estimates of the project or have other negative impacts on our financial position. There is no assurance that our Facility will be constructed and commence commercial production on schedule, or at all, or will result in profitable, viable operations. If we are unable to develop our Facility into a commercial operating facility, our business and financial condition will be materially adversely affected. Moreover, even if a feasibility study supports a commercially viable project, there are many additional factors that could impact the project's development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors, and factors beyond our control such as adverse weather conditions and general industry, economic and political conditions.

Our future lithium refining and production activities may change as a result of any one or more of these risks and uncertainties. We cannot assure you that any of our activities will result in achieving and maintaining profitability and developing positive cash flows.

Pipeline of lithium feedstock may prove to be non-viable, which could have a material adverse impact on our business and operations.

We depend on our strategic memorandums of understanding via non-binding contractual arrangements with leading global players for supply and production of lithium brine, and if for some reason the memorandums of understanding do not culminate into binding agreements or do not yield desired economic results, it could materially and adversely impact our business, operations and financial condition. For example, the results of the Phase I of Liberty Lithium project with QXR may prove to be economically unviable, or not an economically viable source of feedstock for the Company. Further, our arrangement with Prairie Lithium may also not create adequate feedstock. Sufficient supply and production of lithium brine may not be available at the onset of the production at the Facility. Additionally, upstream risks may prevent us from organizing enough feedstock supply to produce consistent lithium products, and the competitive landscape for lithium supply could become a detriment to the Company's efforts. Changes in commodity prices may also limit upstream exploration and production. If we are not successful in the execution of our strategy, our business, operations and financial condition could be materially and adversely impacted.

Logistics costs based on a hub and spoke refinery model may increase our costs to where it is not economically viable to continue development and commercial production.

Our business model is designed to have a central refinery where inputs are transported to the central location. This approach has a layer of transportation costs associated with it. While our management believes these costs can be limited through concentration and or crystallization, we cannot assure you that any adverse changes in transportation costs, transportation and logistics levies, changes in concentration and or crystallization process leading to increased costs, among others, would not increase costs substantially, reduce operating margins, or make our project unviable.

Even if we are successful in completing all initial phases and the first commercial production at our Facility and consistently produce battery-grade lithium on a commercial scale, we may not be successful in commencing and expanding commercial operations to support the growth of our business.

Our ability to achieve significant future revenue will depend in large part upon our ability to attract customers and enter into contracts on favorable terms. We expect that many of our customers will be large companies with extensive experience operating in the lithium markets. We lack significant commercial operating experience and may face difficulties in developing marketing expertise in these fields. Our business model relies upon our ability to successfully implement our first commercial production and commence and expand commercial operations. Furthermore, our strategy also depends on our ability to successfully negotiate, structure and fulfill long-term supply agreements for lithium brine with suppliers.

Agreements with potential customers may initially only provide for the purchase of limited quantities from us. Our ability to increase our sales will depend in large part upon our ability to expand these potential customer relationships into long-term supply agreements. Establishing, maintaining and expanding relationships with customers in general can require substantial investment without any assurance from customers that they will place significant orders. In addition, many of our potential customers may be more experienced in these matters than we are, and we may fail to successfully negotiate these agreements in a timely manner or on favorable terms, or at all, which, in turn, may force us to slow our production, dedicate additional resources to increasing our storage capacity and/or dedicate resources to sales in spot markets. Furthermore, should we become more dependent on spot market sales, our potential profitability will become increasingly vulnerable to short-term fluctuations in the price and demand for battery-grade lithium and competing substitutes.

Our ability to manage growth will have an impact on our business, financial condition, and results of operations.

Future growth may place strains on our financial, technical, operational, and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including, but not limited to:

- our ability to develop existing prospects;
- our ability to identify suppliers and enter into long-term supply agreements with suppliers;
- our ability to maintain or enter into new relationships with project partners and independent contractors;

- our ability to continue to retain and attract skilled personnel;
- our access to capital;
- the market price for lithium products; and
- our ability to enter into agreements for the sale of lithium products.

Our products may not qualify for use by our intended customers.

Our battery-grade lithium products may not be suitable for our intended customers' use for lithium-ion batteries. These batteries have strict requirements for the materials used in their manufacture as impurities can lead to poor charging performance including reduced vehicle range of operation, more frequent need to charge, problems with batteries starting at colder temperatures and, in some extreme cases, batteries catching on fire. A major issue with the current lithium conversion practice in the industry is reliable production of high-quality lithium products. Although through our business arrangements and our process, we expect to be able to produce battery-grade lithium products that meet purity requirements, we cannot assure you that we will be successful in producing this level of lithium product, we will be able to enter into business arrangements as we intend, that our processes will meet the stringent quality testing norms of our intended customers, and we will be able to develop a market to sell our products, the failure of any of which will have an adverse impact on our revenue, operations and financial condition.

We might not be able to sell our products as intended.

As a result of evolving market dynamics, we may not be able to secure long-term buyers for our products for a variety of reasons, including: qualification, competitive pricing, logistical costs, future government policies and incentives, changes in demand from EV adoption, changes in demand due to changes in the chemistry of batteries, or the synthesizing of battery metals, emergence of new engineering technologies or processes that could render existing processes obsolete, and alternatives to battery-grade lithium for the EV industry, among others. We cannot assure you that such events in the future may not occur, or how adversely they will impact our business, operations and financial position.

Delays and other obstacles may prevent the successful completion of our Facility.

Delays may stop or temporarily stop the development of our Facility. These delays could include but are not limited to, permitting delays and inability to obtain permits, construction delays, procurement issues, workforce sourcing, community activism, political opposition and other macroeconomic and geopolitical factors. A significant delay in completion of our Facility could adversely affect our ability to finish development with changes in both capital expenditure and operating expenditure.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to continue as a going concern, meet our liquidity needs and long-term commitments, fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until commercial production is achieved from our planned projects, we will continue to incur operating and investing net cash outflows associated with including, but not limited to, undertaking exploration, extraction and production activities, and the development of our planned projects. As a result, we rely on access to various sources of funding including debt, private equity, the public and private debt and equity capital markets, as well as grants, as a source of funding for our capital and operating requirements. We require additional capital to meet our liquidity needs related to expenses for our various corporate activities, including the costs related to our status as a publicly traded company, funding for our ongoing operations, exploring and defining lithium brine extraction, and establishing any future lithium operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all.

To finance our future ongoing operations, and future capital needs, we may require additional funds through the issuance of additional equity or debt securities. Depending on the type and terms of any financing we pursue, stockholders' rights and the value of their investment in our Common Stock could be reduced. Any additional equity financing will dilute our existing shareholdings. If the issuance of new securities results in diminished rights to holders of our Common Stock, the market price of our Common Stock could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on such debt securities would increase costs and would subject us to increased debt service obligations, could result in operating and financing covenants that would restrict our operations and hence negatively impact operating results. Further, we may incur substantial costs in pursuing any capital-raising transactions, including investment banking, legal and accounting fees.

If we are unable to obtain additional financing, as needed, at competitive terms or at all, our ability to fund our current operations and implement our business plan and strategy will be adversely affected. These circumstances may require us to reduce the scope of our operations and scale back our exploration, extraction, refining and production plans. There is no guarantee that we will be able to secure any additional funding or be able to secure funding to provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise necessary funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse impact on our business, results of operations, and financial performance.

In addition, as of the date of the Annual Report, we believe that cash on hand, and potential additional liquidity available through the issuance of common stock, will be inadequate to satisfy our working capital and capital expenditure requirements for at least the next twelve months. The ability of the Company to continue as a going concern is dependent upon the success of management's plan to raise additional capital from the issuance of equity or additional borrowings to fund the Company's operating and investing activities. There can be no assurance that we will be successful in our plans described elsewhere in this Annual Report or in attracting future debt, equity financings or strategic and collaborative ventures with third parties on acceptable terms, or at all. If we are unable to raise adequate capital on favorable terms, or at all, the business, operations and financial results, and stock price of the Company may be adversely impacted, and we could be forced to cease operations or substantially curtail our activities.

We may not be able to develop, maintain and grow strategic relationships, identify new strategic relationship opportunities, or form strategic relationships, in the future.

We expect that our ability to establish, maintain, and manage strategic relationships, such as our non-binding agreements with suppliers, offtakers, technology partners and other related service/ancillary providers, will be important to the success of our business. We cannot guarantee that the companies with which we have developed or expect to develop strategic relationships will devote the resources necessary to promote mutually beneficial business relationships in order to grow our business. If, for some reason, our partners choose to terminate our contracts with them, refuse to enter into contracts with us on commercially reasonable terms, or at all, or are unable to deliver on agreed terms, the refining of lithium brine, the construction of our Facility, the ability to produce market-acceptable battery-grade lithium, and our business operations would be materially adversely impacted. Further, some of our current arrangements are not exclusive, and some of our strategic partners may work with our competitors in the future. If we are unsuccessful in establishing or maintaining our relationships with key strategic partners, our overall growth could be impaired, and our business, prospects, financial condition, and operating results could be adversely affected.

Lithium can be highly combustible, and if we have incidents, it could adversely impact us.

Lithium in concentrated form can be highly combustible, if not produced, stored and transported using the appropriate protocols. It may cause violent combustion or explosion, on contact with heat or water. Pure lithium when finely dispersed, may ignite spontaneously on contact with air, under certain circumstances. Upon exposure to heat, toxic fumes are formed, and then it may decompose. The product can react violently with strong oxidants, acids and many other compounds (e.g. hydrocarbons, halogens, halons, concrete, sand and asbestos). This creates fire and explosion hazard. Lithium can also react with water, which may produce highly flammable hydrogen gas and corrosive fumes of lithium hydroxide. Transportation of lithium can be dangerous if not conducted using appropriate safety measures. The end products, such as lithium-ion battery, which is manufactured with our product, may be unstable and combustible. While we intend to follow protocol and safety measures, we cannot assure you that the lithium we produce will not combust. If it does, it could severely impact our reputation, operations, business, and revenue, subject us to litigation or regulatory investigations, as well as increase our insurance claims and insurance premium, thereby impacting our profitability.

The lithium brine industry includes well capitalized companies, and we may not have sufficient resources to compete against them.

The DLE industry and lithium processing sector include established competitors possessing substantial capitalization and extensive resources. Accordingly, we may encounter challenges competing against these well-capitalized incumbents. These industry participants often benefit from significant financial reserves and operational and distribution scale, which could potentially place us at a competitive disadvantage.

Low-cost producers could disrupt the market and be able to provide products cheaper than the Company.

Producers, especially in foreign jurisdictions including but not limited to China, Argentina, Chile, India and Australia, could use processes that might produce lower-cost lithium, which could impact the market in general, and adversely impact any sales of the Company, in particular. Other producers could forgo DLE technologies and use ponds or other mechanisms to extract lithium, which could have a lower cost basis. Further, other producers could operate in markets which may have less rigorous environmental, health, safety, and other regulatory compliance standards compared to our market. This could lead those producers to reduce costs substantially, and could make our future pricing less competitive or even unviable. If such a scenario were to occur, it could have a material adverse impact on our future potential revenue, profitability and cash flow.

We may be unable to qualify for existing federal and state level grants and incentives and the grants and incentives may not be released to us as quickly or efficiently as we anticipate or at all.

There are currently substantial grants, financing, and other incentives offered by various government organizations designed to facilitate American manufacturing of battery-grade lithium products, such as those covered under the incentives through the IRA, the IR Act and **BIL** under the aegis of the Department of Energy LPO Loan Programs Office Advanced Technology Vehicles Manufacturing Loan Program, Department of Defense, Defense Production Act, Department of Energy Grant, Department of Defense Office of Strategic Capital, as well as the Investment Tax Credit and the 21st Century Quality Jobs Program by the Oklahoma Department of Commerce, among others. While we expect to receive grants from the State of Oklahoma, we cannot assure you that such grants will be received in a timely manner in meaningful amounts, or at all, and we may not be eligible or qualify for federal grants. These and other future governmental incentives may be removed or no longer provided, due to changes in governmental policies, budgets, funding or political attitudes towards such incentives which may change and limit the distribution of any such incentives. For example, the Company has been advised that with respect to its grant application under the Defense Production Act that such application would be held, but currently there is no funding available under the program. Additionally, in January 2025, President Trump issued an executive order directing an immediate pause on the disbursement of funds appropriated through the BIL/Infrastructure Investment and Jobs Act, the IRA and the IR Act. This pause on disbursements is subject to ongoing legal challenges. Furthermore, the IR Act and the IRA may be subject to attempts to amend or repeal, including through Congressional budget reconciliation. The full impact of these actions and next steps remain uncertain at this time. If the basis of certain incentives changes and the grants become unavailable or are delayed, it may affect our ability to start our operations in a timely and cost-effective manner, if at all, lead to delays in commissioning, and could adversely impact our financing options, and hence adversely impact our ability to generate revenue and profitability, if at all.

We may in the future use hedging arrangements to mitigate certain risks, but the use of such derivative instruments could have a material adverse impact on our results of operations.

In the future, we may use interest rate swaps to manage interest rate risk, especially on long-term offtake contracts with potential customers. In addition, we may use forward sales and other types of hedging contracts, including foreign currency hedges, if we expand into other countries in the future. If we elect to enter into these types of hedging arrangements, our related assets could recognize financial losses on these arrangements as a result of volatility in the market values of the underlying asset or if a counterparty fails to perform under a potential contract. If actively quoted market prices and pricing information from external sources are not available, the valuation of these potential contracts would involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these potential contracts. If the values of these potential financial contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under a potential contract, it could harm our business, financial condition, results of operations and cash flows.

We may acquire or invest in additional companies, which may divert our management's attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

Our business strategy may include in part acquiring other complementary technologies or businesses, or that provide us with downstream or upstream integration, or making minority investments in such businesses. We may also develop relationships with other businesses to expand our operations and to create service networks to support our production and delivery of battery-grade lithium. An acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures, including those that we may pursue but do not conclude in an acquisition, investment, or business relationship. We may encounter difficulties assimilating or integrating the potential businesses, technologies, products, services, personnel, or operations of the acquired companies particularly if the key personnel of the acquired companies choose not to work for us. Potential acquisitions may also disrupt our business, divert our resources, and divert significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any potential acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities.

Negotiating these transactions can be time consuming, difficult, and expensive. We may incur significant business development expenses, and management's attention may be diverted from the operation of our existing business, during the discussion and negotiation period. Further, our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these potential transactions, even if undertaken and announced, may not close. Even if we do successfully complete acquisitions or investments, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, securities analysts, and investors.

To the extent we make only a minority equity interest in a company, we may lack affirmative control rights, which may diminish our ability to influence the company's affairs in a manner intended to enhance the value of our investment in the company. We could incur losses if the majority stakeholders or the management of the company take risks or otherwise act in a manner that does not serve our interests. In addition, we could be subject to reputational harm if the company in which the investment is made makes business, financial or management decisions with which we do not agree. These circumstances could also lead to disputes and litigation with management or employees of the company in which the investment is made, or its other stockholders.

We are dependent upon key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and key personnel. Loss of any such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which, in part, are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, engineering and technical support, and finance. Certain areas in which we operate are highly competitive and competition for qualified personnel is significant. We may be unable to hire suitable field personnel for our engineering and technical team or there may be periods where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our success as a company producing battery-grade lithium and related products depends to a significant extent on the capabilities of our partners for lithium extraction from brine and our ability to secure capital for the implementation of brine processing plants.

Our success as a producer of lithium and related products is dependent on our ability to develop and implement more efficient production capabilities based on mineral rich brine and implementation of **DLE** technologies. While having the potential to significantly increase the supply of lithium from brine projects, the technology for DLE is an emerging technology. A number of DLE technologies are emerging and being tested at scale, with only a handful of projects already in commercial construction. However, there remain challenges around scalability and water consumption/brine reinjection. We will need to continue to invest heavily to scale our manufacturing to produce sufficient amounts of battery-grade lithium. However, we cannot assure you that our future product research and development projects, if any, and financing efforts will be successful or be completed within the anticipated time frame or budget. There is no guarantee we will be able to achieve anticipated sales targets or if we will be profitable. In addition, we cannot assure you that our existing or potential competitors will not develop technologies which are similar or superior to our technologies, or that result in products that are more competitively priced. As it is often difficult to project the time frame for developing new technologies and the duration of the market window for these technologies, there is a substantial risk that we may have to abandon a potential technology that is no longer commercially viable, even after we have invested significant resources in the development of such technology and our facilities. If we fail in our technology development or product launching efforts, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Volatility in the demand for lithium products or the development of alternative battery technologies that do not utilize lithium inputs may adversely affect the market for lithium.

The development of our Facility is dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for EVs, energy storage solutions and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by us or demand for such end products declines or does not grow as expected, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of our Facility and would otherwise have a negative effect on our business and financial condition. For example, the past couple of years saw weaker than expected EV sales, which potentially signals a decline in demand for one of the principal end products for lithium carbonate. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users may adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on us. Further, although current batteries utilized in EV production rely on lithium compounds as a critical input, alternative materials and technologies are being researched with the goal of making batteries lighter, more efficient, faster charging and less expensive, and some of these technologies could be less reliant on lithium compounds. We cannot predict which new technologies may ultimately prove to be commercially viable and when, but any future battery technologies that use less or no lithium could materially and adversely impact our business and future results of operations.

Lithium prices are subject to unpredictable fluctuations which may adversely affect the results of our operations and our ability to successfully execute our business plan.

We expect to derive revenues, if any, from the production and sale of battery-grade lithium. The prices of lithium may fluctuate widely and are affected by numerous factors beyond our control, including international, macroeconomic, and geopolitical trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The world's largest suppliers of lithium are currently Sociedad Quimica y Minera de Chile S.A (NYSE: SQM), Albemarle Corporation (NYSE: ALB), Jiangxi Ganfeng Lithium Co., Ltd. and Tianqi Group. Any attempt to suppress the price of lithium materials by such suppliers, or an increase in production by any supplier in excess of any increased demand, would have negative consequences on Stardust Power. The price of lithium materials may also be reduced by the discovery of new lithium deposits, which could not only increase the overall supply of lithium (causing downward pressure on its price) but could also draw new firms into the lithium refinery industry which would compete with Stardust Power. In addition, there is limited information on the status of new lithium production capacity expansion projects being developed by current and potential competitors and, as such, we may not be able to make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational The effect of these factors on the prices of lithium and lithium byproducts, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted. Further, if prices were to decline significantly, it could have significant adverse effects on our ability to source raw material and hence impact our production volumes. Additionally, this could also have adverse impact, both on our potential selling price for battery-grade lithium, as well as potential volumes sold, and could adversely impact our potential future revenue, gross margins and profitability.

Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile.

If the market for electric vehicles in general does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results may be harmed. For example, on July 4, 2025, President Trump signed the One Big Beautiful Bill Act (the "**OBBBA**") into law. The OBBBA eliminates federal EV tax credits for vehicles purchased or leased after September 30, 2025. The EV tax credit played a significant role in encouraging consumer adoption of EVs, which in turn drove demand for lithium products. As a result of the termination of the EV tax credit, we expect to see reduced consumer purchasing power and potential lower adoption of EVs. A decline in demand for EVs could negatively impact our future potential sales, revenue growth, and profitability. The elimination of the EV tax credit may also lead to increased competition as competitors adjust their pricing and product offerings faster than us.

In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for lithium products could be negatively affected by numerous factors, such as:

- perceptions about electric vehicle features, quality, safety, performance, sustainability and cost;

- perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities;
- competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
- volatility in the cost of oil, gasoline and energy;
- government regulations and economic incentives and conditions; and
- concerns about our future viability.

Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to further volatility. We also cannot predict the duration or direction of current global trends or their sustained impact on consumer demand. We expect to continue to monitor macroeconomic and geopolitical conditions to remain flexible and to optimize and evolve our business strategy as appropriate and attempt to project demand and infrastructure requirements globally and deploy our potential production capabilities, workforce and other resources accordingly. If we experience unfavorable global market conditions, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations, our business, prospects, financial condition and operating results may be materially adversely impacted.

We may be unable to successfully negotiate final, binding terms related to our current non-binding memoranda of understanding and letters of intent for supply and offtake agreements, which could harm our commercial prospects.

From time-to-time, we agree to preliminary terms regarding offtake and supply agreements. We may be unable to negotiate final terms with these or other companies in a timely manner, or at all, and there is no guarantee that the terms of any final agreement will be the same or similar to those currently contemplated. Final terms may include less favorable pricing structures or volume commitments, more expensive delivery or purity requirements, reduced contract durations and other adverse changes. Delays in negotiating final contracts could slow our initial commercialization, and failure to agree to definitive terms for sales of sufficient volumes of lithium could prevent us from growing our business. To the extent that terms in our initial potential supply and distribution contracts may influence negotiations regarding future contracts, the failure to negotiate favorable final terms related to our current preliminary agreements could have an especially negative impact on our growth and profitability. Further, our prospective counterparties may cancel or delay entering into definitive agreements for a variety of reasons, some of which may be outside of our control. Additionally, we have not demonstrated that we can meet the production levels contemplated in our current non-binding supply agreements. If the construction and readiness of the Facility proceeds more slowly than we expect, or if we encounter difficulties in successfully completing the construction of the Facility, potential customers, including those with whom we have current letters of intent, may be less willing to negotiate definitive supply agreements, or demand terms less favorable to us, or even abandon such potential agreements, causing our performance to suffer. If we are unable to enter into such definitive agreements on a timely basis, or at all, our growth, potential ability to generate revenue and results of operations may be negatively impacted.

For example, we entered into a non-binding letter agreement with Sumitomo contemplating a long-term commercial offtake agreement described under the section titled "*Business-Customers*". The parties are engaged in negotiations regarding key commercial points of the potential offtake agreement. The letter agreement provides a framework for a potential binding agreement between the Company and Sumitomo; however, many key terms have not been agreed to in principle. It is possible that we will not be able to agree to enter into a definitive agreement consistent with the above-described letter agreement, or at all.

Changes in technology or other developments could adversely affect demand for lithium compounds or result in preferences for substitute products.

Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. For example, current and future high energy density batteries for use in electric vehicles rely on lithium compounds as a critical input. The pace of advancements in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds, or a delay in the development and adoption of future high nickel battery technologies that utilize lithium could significantly impact our prospects and potential ability to generate future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging, and less expensive, some of which could be less reliant on lithium or other lithium compounds. Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles, and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse impact on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

Our business and operations may be significantly disrupted upon the occurrence of a catastrophic event, information technology system failures or cyberattack.

Our business is dependent on proprietary technologies, processes and information that we have acquired, and expected to acquire, from our partners, much of which is, or will be, stored on our computer systems. We may in the future enter into agreements with third parties for hardware, software, telecommunications and other **IT** services in connection with our operations. Our operations depend, in part, on how well we and our vendors protect networks, equipment, IT systems and software against unauthorized access or damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism, theft, employee or supplier negligence, malware, ransomware and phishing or other cyberattacks. Any of these and other events could result in IT system failures, delays, loss of data or information, liability to our partners or other third parties, a material disruption of our business or increases in capital expenses. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment and IT systems and software, as well as pre-emptive expenses to mitigate the risks of vulnerabilities or failures.

Furthermore, the importance of such IT systems and networks and systems may increase if our employees work remotely, which may introduce more risks to our information technology systems and networks as such employees' use of network connections, computers, or devices that are outside our premises or networks. Additionally, if one of our service providers were to fail and we were unable to find a suitable replacement in a timely manner, we may be unable to properly administer our outsourced functions. If we cannot continue to retain these services provided by our vendors on acceptable terms, or at all, our access to necessary IT systems or services could be interrupted. Any security breach, interruption or failure of our IT systems, or those of our third party vendors, could impair our ability to operate our business, reduce our quality of services, increase costs, prompt litigation and other consumer claims, subject us to government enforcement actions (including investigations, fines, penalties, audits, or inspections), and damage our reputation, any of which could substantially harm our business, financial condition or the results of our operations.

As malicious cyberattacks and other security threats continue to evolve and become increasingly sophisticated, including through the use or exploitation of AI technologies by threat actors to accelerate, scale or personalize cyberattacks, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. While we have implemented various security measures designed to protect our data security and IT systems, such measures may not prevent such events, especially because the cyberattack techniques used change frequently and are often not recognized until launched, and because the full scope of a cyberattack may not be realized until an investigation has been completed, and cyberattacks can originate from a wide variety of sources and through a wide variety of methods. In addition, certain measures that could increase the security of our IT system take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Significant disruption to our IT systems, or those of our vendors, or breaches of data security could also have a material adverse impact on our business, financial condition and results of operations.

We may be subject to liabilities and losses that may not be covered by insurance.

Our employees and Facility will be subject to the hazards associated with producing battery-grade lithium. Operating hazards can cause personal injury and loss of life, damage to, or destruction of, property, plant and equipment and the environment. We expect to maintain insurance coverage in the amounts and to the extent available on commercially reasonable terms against the risks that we believe are consistent with industry practice and maintenance of an adequate safety program. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or to property owned by third parties or other losses that are not fully covered by insurance could have a material adverse impact on our results of operations and financial position.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our coverage limits or that are not covered by our insurance, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. The occurrence of an event that is not fully covered by insurance could materially adversely affect our business, results of operations, cash flows and financial position.

Lawsuits have in the past and may in the future, be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition, or liquidity or the market price of our Common Stock.

We are currently, and may in the future become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings, stockholder proceedings, and legal actions relating to personal injuries, property damage, property taxes, land rights, the environment, and contract disputes.

The outcome of our current and future legal proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse impact on our assets, liabilities, business, financial condition, or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly, time-consuming, and may adversely impact our reputation and divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

An escalation of the current war in Ukraine, conflict in the Middle East, or the emergence of conflict elsewhere, may adversely affect our business.

An escalation of the current war in Ukraine, conflict in the Middle East, or the emergence of conflict elsewhere may adversely affect our business, including but not limited to, if the U.S. capital markets become risk averse for a prolonged period of time, it causes supply chain or demand disruptions, and/or there is a general slowdown in the global economy.

Unstable market and macroeconomic conditions, including tariffs or trade policy, may have serious adverse consequences on our business, financial condition and stock price.

As has been widely reported, we are currently operating in a period of macroeconomic uncertainty and capital markets disruption, which has been significantly impacted by domestic and global monetary and fiscal policy, trade regulations, including changes in trade policies, tariffs or other trade restrictions or the threat of such actions, geopolitical instability, including ongoing military conflicts between Russia and Ukraine and in the Middle East, rising tensions between China and Taiwan, and high interest rates. In particular, the conflict in Ukraine has exacerbated market disruptions, including significant volatility in commodity prices, as well as supply chain interruptions, and has contributed to inflation globally. The U.S. Federal Reserve and other central banks may be unable to contain inflation through more restrictive monetary policy and inflation may increase or continue for a prolonged period of time. Inflationary factors, such as increases in interest rates, overhead costs and transportation costs may adversely affect our operating results. In addition, there is significant uncertainty in general regarding the duration of existing tariffs, tariff levels, implementation of announced tariffs, litigation challenging tariffs and whether additional tariffs or retaliatory actions may be imposed, modified or suspended. Although we do not believe that the macroeconomic factors discussed above have had a material impact on our financial position or results of operations to date, our financial position or results of operations may be adversely affected in the future due to these factors, and such factors may lead to increased costs and delays. In addition, global credit and financial markets have experienced extreme volatility and disruption in the past several years and the foregoing factors have led to and may continue to cause diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, uncertainty about economic stability and continued inflation.

There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A future recession or market correction or other significant geopolitical events could materially affect our business and the value of our common stock. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits. The failure of financial institutions could adversely affect our ability to pay our operational expenses or make other payments.

Our cash held in non-interest-bearing and interest-bearing accounts generally exceeds the Federal Deposit Insurance Corporation (the "**FDIC**") insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank in March 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.

Risks Related to Intellectual Property

If we fail to adequately protect our intellectual property or technology (including any later developed or acquired intellectual property or technology), our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

While we currently have not developed any intellectual property or technology, we may develop, license, or acquire intellectual property in the future that is valuable or material to our business. Our success may depend, in part, on our ability to obtain and maintain protection of such intellectual property in the U.S. and other countries, if we choose to operate in jurisdictions outside of the U.S. We may leverage intellectual property laws to protect such intellectual property (including our brands) and to prevent others from developing and commercializing products or processes that violate our intellectual property rights. However, these means may afford only limited protection and may not prevent our competitors from duplicating our intellectual property, prevent our competitors from gaining access to our proprietary information or technology, or permit us to gain or maintain a competitive advantage. Moreover, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the U.S. or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property, and such unauthorized uses may be difficult to detect. It may be possible for unauthorized third parties to copy our technology (whether now or in the future developed, licensed, or acquired) and use information that we regard as proprietary to create technology, products, or services that compete with ours. Any of these scenarios may adversely affect the conduct of our business or our financial position.

We may depend on third-party licensors of technology to enforce and protect intellectual property rights that we may license, and such third parties may refuse to enforce and protect such intellectual property rights. Further, if we resort to legal proceedings to enforce our intellectual property rights (such as initiating infringement lawsuit against a third party), the results of such proceedings, regardless of merit, are uncertain and our success cannot be assured. Even if we were to prevail, the proceedings could be burdensome and expensive. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse impact on our business, operating results and financial condition.

If we are unable to protect the confidentiality of our proprietary information or trade secrets, our business and competitive position may be harmed.

We do and may in the future rely upon unpatented trade secrets and know-how, whether belonging to us or our partners, to develop and maintain a competitive position. While we seek to protect such proprietary information, in part, through confidentiality and invention assignment agreements with our employees, collaborators, contractors, advisors, consultants and other third parties, we cannot guarantee that we have entered or will enter into such agreements with each party that has or may have had access to our trade secrets or proprietary information, or that these agreements will not be breached. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets, now or in the future, were to be disclosed to, or independently developed by, a competitor or other third party, our competitive position could be materially and adversely harmed.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these measures, they may be breached or insufficient, and we may not have adequate remedies for any such breach or insufficiency.

We may now or in the future engage in business and technology collaborations with third-party partners that may result in the partner owning, or the parties jointly owning, certain intellectual property, which may be based on or derived from our or the partner's proprietary information or existing intellectual property. If we do not have adequate rights to use such partner-owned proprietary information or intellectual property, we may be restricted from using it in our process, products, or services. If we and the partner jointly own any such intellectual property, the partner may have the ability to compete with our products and services, or we may be required to make royalty or similar payments to our partner for our use of such intellectual property.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of noncompetition or non-solicitation agreements with our competitors or their former employers.

We may employ or otherwise engage personnel who were previously or are concurrently employed or engaged at research institutions or other clean technology companies, or consult various companies, including ones that could be construed as our competitors or potential competitors. Even though we have processes in place designed to prevent misappropriation of trade secrets or confidential information, we may be subject to claims that these personnel, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers or clients they provide consultancy services to, which are rightfully owned by their former or concurrent employer, or their clients, as the case may be. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could adversely affect our reputation, operations, result in substantial costs and be a distraction to management.

We may be subject to claims challenging the inventorship or ownership of our future intellectual property, particularly those that may be developed or invented by our employees, consultants or contractors.

We may be subject to claims that employees, collaborators, or other third parties have an ownership interest in our future intellectual property, or that of our licensors, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of consultants, contractors, or others who are involved in developing our intellectual property. Although it is our policy to require our employees and contractors who may be involved in the conception or development of potential intellectual property to execute agreements assigning such intellectual property to us, as may be required in the future, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property, or be required to pay royalties for access to such intellectual property rights (which may not be commercially reasonable). Other owners may also be able to license such rights to other third parties, including our competitors. Such an outcome could have a material adverse impact on our business and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our trademarks and trade names (whether registered or unregistered) may be challenged, infringed, circumvented, declared generic, or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, or dilution claims brought by owners of other trademarks. We may also be required to pursue litigation to defend and protect our trademarks, which could be costly, may not ultimately be successful, and could be a distraction to management.

Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations (including our U.S. trademark application for "Stardust Power"), and our trademarks or trademark applications may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would, and may be more limited in our ability to operate under or use such trademarks.

We may be sued by third parties for alleged infringement of their intellectual property rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our conduct infringes upon the intellectual property or other proprietary rights of third parties. Defending against, or otherwise addressing, any such claims, whether they are with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed intellectual property, or otherwise restrict or prohibit our use of the intellectual property. We cannot guarantee that we would be able to: obtain from the third party asserting the claim a license on commercially reasonable terms, if at all; develop alternative technology on a timely basis, if at all; or obtain a license to use a suitable alternative technology. An adverse determination could also prevent us from licensing our technology to others. Infringement claims asserted against us may have a material adverse impact on our business, results of operations, or financial condition.

Risks Related to Legal, Regulatory, Accounting and Tax Matters

The evolving landscape related to sustainability matters could adversely impact our business, reputation, and operating results.

In recent years, companies across all industries are facing increasing scrutiny from a variety of stakeholders, including investors, customers, employees, partners, regulators, enforcement authorities, ratings agencies and lenders, related to their sustainability practices. The proliferation of regulations and guidance addressing climate, human capital and other topics at the regional, state and national levels may require significant effort and resources, and our practices, processes and controls may not ensure compliance with evolving standards. Further, various regulations or guidance may conflict with each other, making universal compliance challenging.

Our practices may not satisfy, appropriately respond to the concerns of or be supported by all investors, customers, partners, regulators, enforcement authorities or other stakeholders, whose expectations and requirements are evolving, varied, and oftentimes conflicting. Any violation of, non-compliance with or failure to meet such expectations or requirements, or negative publicity related to our practices may expose us to increased scrutiny or to regulatory or enforcement actions or litigation, could cause us to incur increased costs to address or defend against such actions, and could also cause reputational damage and harm our business, financial condition and/or stock price. Additionally, our customers may be driven to purchase our products due to their own sustainability commitments, which may entail holding their suppliers - including us - to sustainability standards that go beyond compliance with laws and regulations and we may not be able to comply with such standards. Failure to maintain operations that align with such "beyond compliance" standards may cause potential customers to not do business with us or otherwise hurt demand for our potential products.

Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims or the prevention of greenwashing more generally, including, but not limited to the use of "sustainable," "eco-friendly," "green," "clean" or similar language in the marketing of products and services or the prevention of greenwashing more generally. Further, there has been increasing scrutiny on sustainability-related claims and frequency of allegations of "greenwashing" against companies making sustainability-related claims due to, among other things, allegations of incomplete, false or misleading disclosures, including with respect to the sustainable nature of their operations and products. Such greenwashing scrutiny and any related regulation may lead to increased compliance costs as well as heightened risk of litigation, reputational damage and enforcement risk.

We are and will be subject to environmental, health and safety laws and regulations in multiple jurisdictions, which may impose substantial compliance requirements and other obligations on our operations. Our operating costs could be significantly increased in order to comply with new or more stringent regulatory standards in the jurisdictions in which we currently operate or plan to operate.

Our business is governed by, and will be governed by various foreign, federal, state and local environmental protection and health and safety laws and regulations, including, without limitation, the federal Safe Drinking Water Act, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act ("**OSHA**"), the National Environmental Policy Act, the Endangered Species Act, the Comprehensive Environmental Response, Compensation and Liability Act and similar foreign, federal, state and local laws and regulations and permits issued under these laws by foreign, federal, state and local environmental and health and safety regulatory agencies. These laws and regulations establish, among other things, criteria and standards for drinking water, for protection of the environment and the release, remediation, of hazardous substances and public health and safety. Pursuant to these laws, we may be required to obtain various permits and approvals from certain federal, state and local regulatory agencies for our operations. In addition, if we violate or fail to comply with these laws, regulations or permits, we could be subject to administrative or civil fines or penalties or other sanctions by regulators and to lawsuits, civil or criminal, seeking enforcement, injunctive relief and/or other damages. If we fail to comply with applicable laws, regulations or permits, our permits or approvals may be terminated or not renewed and/or we could be held liable for damages, injunctive relief and/or monetary fines or penalties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property or injury to persons resulting from the environmental, health, and safety impacts of prior and current operations. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions, as well as reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders. Such laws, regulations, enforcement or private claims may have a material adverse impact on our financial condition, results of operations or cash flows.

Additionally, federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. For example, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("**CERCLA**") and state equivalents, certain broad categories of persons, including an owner or operator of a property, may become liable for the costs of investigation and remediation, impacts to human health and for damages to natural resources. These laws impose strict and joint and several liability without regard to fault or degree of contribution or whether the owner or operator knew of, or was responsible for, the release of such hazardous substances or whether the conduct giving rise to the release was legal at the time it occurred. We also may be subject to related claims by private parties, including employees, contractors or the general public, alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. We may incur substantial costs or other damages associated with these obligations, which could adversely impact our business, financial condition and results of operations.

Environmental laws and regulations are complex and may change from time to time, as may related interpretations and guidance. These laws and regulations, and the enforcement thereof, have tended to become more stringent over time. It is possible that new standards could be imposed, either more stringent or more lenient, that could result in higher operating expenses, the obsolescence of our products, or lead to an interruption or suspension of our operations and have a material adverse impact on our business, financial condition and results of operations.

Compliance with health and safety laws and regulations can be complex, and noncompliance with these laws and regulations may result in potentially significant monetary damages and fines.

Our operations are and will be subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes establishing requirements to protect the health and safety of workers. The OSHA hazard communication standard, the U.S. Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes, require maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities, and citizens. Other OSHA standards regulate specific worker safety aspects of our operations. Substantial fines and penalties can be imposed, and orders or injunctions limiting or prohibiting certain operations may be issued, in connection with any failure to comply with these laws and regulations.

Climate change legislation, regulations and policies may result in increased operating costs and otherwise affect our business, our industry and the global economy.

Climate change will potentially have wide ranging impacts, including potential impacts to our operations. In December 2015, the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change resulted in nearly 200 countries, including the United States, coming together to develop the Paris Agreement, which includes pledges to voluntarily limit and reduce future emissions. Additionally, at the 28th Conference of the Parties, nearly 200 member countries, including the U.S., entered into an agreement to transition away from fossil fuels while accelerating action in this decade to achieve net zero by 2050. The agreement includes calls for actions towards achieving, at a global scale, a tripling of renewable energy capacity and doubling energy efficiency improvements by 2030, as well as accelerating efforts towards the phase-down of unabated coal power and, phase out of inefficient fossil fuel subsidies, among other measures. Most recently, at the 29th Conference of the Parties ("**COP29**"), 159 countries met and, among other things, agreed on rules to operationalize international carbon markets under Article 6 of the Paris Agreement, including a new Paris Agreement Crediting Mechanism to trade UN-approved carbon credits. Additionally, participants at COP29 representing 159 countries met to review progress toward the goals of the Global Methane Pledge and the addition of nearly $500 million in new grant funding for methane abatement. However, in January 2025, President Trump issued executive orders directing the immediate notice to the United Nations of the United States' withdrawal from the Paris Agreement and all other agreements made under the United Nations Framework Convention on Climate Change. At the same time, various state and local governments have also publicly committed to furthering the goals of the Paris Agreement and many of these initiatives are expected to continue. These, and other proposed regulations could increase our production costs and the costs of our customers, which could decrease demand for our products.

Changing laws and regulations and global and domestic policy developments have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business' financial condition. While we believe that many of these policies will be favorable for our planned sustainability-focused lithium operations, there is no guarantee that such potential changes in laws, regulations, or policies will be favorable to our Company, to existing or future customers, or to large-scale economic, environmental, or geopolitical conditions.

The physical impacts of climate change, including adverse weather, may have a negative impact on our business and results of operations.

Climate change may potentially have wide-ranging physical impacts, including significant weather conditions, such as increased severity and frequency of droughts, storms, floods, wildfires and other climatic events. If such significant weather conditions were to occur, they could disrupt or delay our operations, damage our facilities, adversely affect or delay demand for our products or cause us to incur significant costs in preparing for, or responding to, the effects of climatic events themselves, which may not be fully insured. In addition, the physical effects of climate change may generally result in increased prices for and reduced availability of relevant insurance coverage on the market. Any one of these factors has the potential to have a material adverse impact on our business, financial condition, results of operations, and cash flow.

The reduction or elimination of government subsidies and economic incentives for alternative energy technologies, or the failure to renew such subsidies and incentives, could reduce demand for our products, lead to a reduction in our revenues, and adversely impact our operating results and liquidity.

Near-term growth of alternative energy technologies is affected by the availability and size of government and economic incentives. Many of these government incentives expire, phase out over time, exhaust their allocated funding, or require renewal by the applicable authority. In addition, these incentive programs could be reduced or discontinued for other reasons. The IRA contains a number of tax incentive provisions, some of which we may utilize. However, in January 2025, President Trump issued an executive order directing an immediate pause on the disbursement of funds appropriated through the BIL, IRA, and announced efforts to remove government incentives for electric vehicles. This pause on disbursement is subject to ongoing legal challenges. The IRA may also be subject to efforts to amend or repeal, including through Congressional budget reconciliation. Any reduction, elimination, or discriminatory application of expiration of the government subsidies and economic incentives, or the failure to renew tax credit programs, governmental subsidies, or economic incentives, may result in the diminished economic competitiveness of our potential future products to our customers or the availability of supply, and could materially and adversely affect the growth of alternative energy technologies, including our potential future products, as well as our future operating results and liquidity.

Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may adversely affect the market for environmental attributes generated by our operations.

The markets for environmental attributes are influenced by U.S. federal and state governmental regulations and policies. Our ability to generate revenue from sales of environmental attributes in the future depends on our strict compliance with such federal and state programs, which are complex and can involve a significant degree of judgment. If the agencies that administer and enforce these programs disagree with our judgments, otherwise determine that we are not in compliance, conduct reviews of our activities or make changes to the programs, then our ability to generate or sell these credits could be temporarily restricted pending completion of reviews or as a penalty, permanently limited, or lost entirely, and we could also be subject to fines or other sanctions.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

We are subject to the requirements of the Exchange Act, **Sarbanes-Oxley Act**, the Dodd-Frank Act and other applicable securities rules and regulations. In particular, we are subject to reporting obligations under Section 404 of the Sarbanes-Oxley Act that require us to include a management report on the effectiveness of our internal control over financial reporting in our Annual Report. To comply with the requirements of being a reporting company under the Exchange Act, we have implemented and will continue to implement additional financial and management controls, reporting systems, and procedures. Internal controls over financial reporting must be evaluated routinely and be properly designed and executed by a sufficient level of properly trained staff to maintain adequate internal control over financial reporting. In the opinion of management, the current control processes have been operating effectively and have been independently validated by management as of the date of this annual report.

We have in the past, and may in the future, identify material weaknesses in our internal control over financial reporting, and our inability to remediate any such material weaknesses or to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting in a timely manner could adversely affect our results of operations, our stock price and investor confidence in us. For example, during the period from March 16, 2023 (inception) to December 31, 2023, management identified material weaknesses in the implementation of the COSO 13 Framework (which establishes an effective control environments), due to lack of segregation of duties and management oversight, and ineffective control surrounding maintenance of adequate repository of contracts, appropriate classifications of expenses and complex financial instruments. Management implemented certain controls in fiscal year 2024 to remediate the material weakness.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. We expect our systems and controls to involve significant expenditure and to become more complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures. Our inability to successfully remediate any future material weaknesses or other deficiencies in our internal control over financial reporting or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could limit our liquidity and access to capital markets, adversely affect our business and investor confidence in our consolidated financial statements, and adversely impact our stock price.

Risks Related to Ownership of Securities and Operating as a Public Company

Our shares of Common Stock are thinly traded, so stockholders may be unable to sell at or near ask prices or at all if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our Common Stock has from time to time been "thinly traded," meaning that the number of persons interested in purchasing our Common Stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

Upon our dissolution, our stockholders may not recoup all or any portion of their investment.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the proceeds and/or our assets that remain after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the holders of Common Stock on a pro rata basis. There can be no assurance that we will have any assets to pay to the holders of Common Stock, or any amounts, upon such a liquidation, dissolution or winding-up. In this event, our stockholders could lose some or all of their investment.

An active trading market for our Common Stock may never develop or be sustained, which may make it difficult to sell the shares of Common Stock you receive.

The price of our Common Stock may fluctuate significantly due to general market and economic conditions and forecasts, our general business condition and the release of our financial reports. An active trading market for our Common Stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for stockholders to sell their shares of Common Stock at an attractive price (or at all). The market price of our Common Stock may decline below stockholders' respective purchase prices, and they may not be able to sell their shares of Common Stock at or above those prices (or at all). Additionally, if our Common Stock is delisted from Nasdaq for any reason and is quoted on the Over-the-Counter Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our Common Stock may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. Stockholders may be unable to sell Common Stock unless a market can be established or sustained.

We may be unable to satisfy Nasdaq's continued listing requirements, which could limit the ability of stockholders' to effect transactions in our Common Stock or Public Warrants.

Our Common Stock and Public Warrants are currently traded on Nasdaq under the ticker symbols "SDST" and "SDSTW" respectively. Therefore, we are required to meet Nasdaq's continued listing requirements. Although our securities are listed on Nasdaq as of the date of this Annual Report, we have in the past and may in the future, be unable to maintain compliance with Nasdaq's continued listing requirements. If we fail to meet Nasdaq's continued listing requirements and as a result, Nasdaq delists our securities from its exchange, there could be significant material adverse consequences, including:

- limited availability of market quotations for our securities;

- reduced liquidity for our securities;
- a determination that our Common Stock are a "penny stock" which would require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
- a limited amount of news and analyst coverage; and
- a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

Delaware law and our Governing Documents contain certain provisions, including anti-takeover provisions, that may limit the ability of stockholders to take certain actions and could prevent, delay or discourage a change in control of our Company or changes in our management and, therefore, depress the market price of our common stock.

Our Certificate of Incorporation and Bylaws and the Delaware General Corporation Law ("**DGCL**") contain provisions that could have the effect of rendering more difficult, delaying, or preventing a change in control of the Company or changes in our management that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, and therefore depress the trading price of our Common Stock.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction) is the exclusive forum for certain actions. It also provides that, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage lawsuits. In addition, there is uncertainty as to whether a court would enforce such provisions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially and adversely affect our business.

It is not possible to predict the actual number of shares we will sell under our Purchase Agreement with B. Riley Principal Capital II, or the actual gross proceeds resulting from those sales.

On February 12, 2026, we entered into the B. Riley Purchase Agreement with B. Riley Principal Capital II, pursuant to which B. Riley Principal Capital II has committed to purchase up to $10,000,000 of shares of our Common Stock, subject to certain limitations and conditions set forth in the B. Riley Purchase Agreement. The shares of our Common Stock that may be issued under the 2026 Purchase Agreement may be sold by us to B. Riley Principal Capital II at our discretion from time to time for a period of up to 36 months (unless the B.Riley Purchase Agreement is earlier terminated) beginning on the date on which the registration statement registering the shares of Common Stock issued to B. Riley Principal Capital II for resale has been declared effective by the SEC and all other conditions to B. Riley Principal Capital II's obligations to purchase the Common Stock set forth in the B. Riley Purchase Agreement have been initially satisfied. Any issuance and sale by us under the B. Riley Purchase Agreement of a substantial amount of shares of Common Stock could cause additional substantial dilution to our stockholders. Our inability to access a portion or the full amount available under the B. Riley Purchase Agreement, in the absence of any other financing sources, could have a material adverse impact on our business, financial condition and results of operations and cash flows.

General Risk Factors

The Company's business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause the Company to incur significant expenses, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Common Stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management and the Board's attention and resources from the Company's business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to the Company's future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

The price of the Company's securities may be volatile.

The price of the Company's securities may fluctuate due to a variety of factors, including:

- changes in the industry in which the Company operates;
- the success of competitive services or technologies;
- developments involving the Company's competitors;
- regulatory or legal developments in the United States and other countries;
- developments or disputes concerning our intellectual property or other proprietary rights;
- the recruitment or departure of key personnel;
- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
- variations in our financial results or those of companies that are perceived to be similar to us;
- general macroeconomic, industry, geopolitical and market conditions, such as the effects of recessions, interest rates, inflation, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions and retaliatory actions, international currency fluctuations, geopolitical instability, including ongoing conflicts, actual or threatened public health emergencies, and acts of war or terrorism; and the other factors described in this "*Risk Factors*" section.

These market and industry factors may materially reduce the market price of Common Stock regardless of the operating performance of the Company.

The Company does not intend to pay cash dividends for the foreseeable future.

The Company currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the Company's financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the Board deems relevant. As a result, you may not receive any return on an investment in Common Stock unless you sell Common Stock for a price greater than that which you paid for it.

The Company qualifies as an "emerging growth company." The reduced public company reporting requirements applicable to emerging growth companies may make the Common Stock less attractive to investors.

We qualify as an "emerging growth company" under SEC rules. As an emerging growth company, we are permitted and plan to and do rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: (1) an exemption from compliance with the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (2) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the consolidated financial statements; (3) reduced disclosure obligations regarding executive compensation arrangements in periodic reports, registration statements and proxy statements; and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find the Common Stock less attractive as a result, there may be a less active trading market for the Common Stock and the market price of the Common Stock may be more volatile.

A small number of stockholders continue to have substantial control over Stardust Power, which may limit other stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over the Company.

The directors and executive officers of the Company, and beneficial owners that own 5% or more of its voting securities and their respective affiliates, beneficially own, in the aggregate, approximately 29% of the Company's outstanding Common Stock as of December 31, 2025. Though the ownership percentage will be diluted if and to the extent the Company sells Common Stock, a small number of stockholders will still have a significant concentration of ownership, and this may have a negative impact on the trading price for the Common Stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders may be able to exercise influence over matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. These stockholders may have interests that differ from, and may vote in a way adverse to, other stockholders, or adverse to the recommendations of the Company's management. This concentration of ownership could limit stockholders' ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that Change in Control would benefit the other stockholders.

Warrants may be exercised for Common Stock, which would increase the number of shares eligible for future resale in the public market and result in further dilution to our stockholders.

Outstanding warrants to purchase Common Stock may be exercised by the holders of those warrants. To the extent such warrants are exercised, additional shares of Common Stock will be issued, which will result in further dilution to the holders of shares of Common Stock and increase the number of shares of Common Stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of shares of Common Stock.

If the Company's operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of the Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, be subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. The ability to provide this public guidance, and the ability to accurately forecast our results of operations, could be negatively impacted by macroeconomic uncertainty and geopolitical uncertainty, including the current conflicts in Ukraine, the Middle East and elsewhere abroad. Our actual results, outcomes and performance may not always be in line with or exceed any guidance we have provided, especially in times of unfavorable or uncertain macroeconomic, geopolitical and market conditions, such as the current global economic uncertainty being experienced and the current inflationary environment in the United States. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of the Common Stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about the Company's business or publish negative reports, the market price of the Common Stock could decline.

The trading market for the Common Stock will be influenced by the research and reports that industry or securities analysts publish about us and our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of the Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrade the Common Stock or if reporting results do not meet their expectations, the market price of the Common Stock could decline.

A sale of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Common Stock in the public market, the market price of our Common Stock could decline significantly.

Future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options, warrants or vesting and settlement of outstanding restricted stock units, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

We also expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock.

The Company may issue additional shares of Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of the Common Stock.

Pursuant to the Stardust Power 2024 Equity Plan, we may issue an aggregate of up to the number of shares equal to ten percent (10%) of Common Stock issued and outstanding at Closing, which amount is subject to increase from time to time. We may also issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, potential financings, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

● existing equity shareholders' proportionate ownership interest in the Company will decrease;
● the rights of holders of Common Stock will be subordinated if preferred stock is issued with rights senior to those afforded Common Stock; and
● existing equity shareholders' proportionate ownership interest in the Company will decrease.

The Company is a holding company and its only material assets are its interest in its subsidiaries, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes and pay dividends.

The Company is a holding company with no material assets other than the equity interests in our direct and indirect subsidiaries. As a result, we have no independent means of generating revenue or cash flow and our ability to pay taxes and pay dividends will depend on the financial results and cash flows of our subsidiaries and the distributions we receive from our subsidiaries. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair such subsidiaries' ability to pay such distributions. Additionally, if we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or our subsidiaries are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None

ITEM 1C. CYBERSECURITY.

We have implemented processes designed to help assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. Through our IT consulting firm, we employ monitoring mechanisms controls, technologies, systems, and other processes designed to help detect and respond to cybersecurity threats promptly including data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data, and help maintain a stable information technology environment. Reports are generated as needed for management and the Board of Directors, providing insights into our cybersecurity posture, incidents, and remediation efforts. We conduct regular assessments and testing of our controls, especially those related to the protection of financial information. The implementation and management of these processes are integrated with the Company's overall operational risk management processes that seek to limit our exposure to unnecessary risks across our operations and are overseen by the Audit Committee of the Board of Directors.

We maintain an incident response plan that outlines the steps to be taken in the event of a cybersecurity incident. This plan includes procedures to escalate, contain, investigate and remediate incidents, as well as to comply with any legal reporting requirements and communicate with affected stakeholders. We seek to foster a culture of cybersecurity awareness and responsibility throughout the organization.

The Board of Directors has delegated oversight of risks related to the Company's information system controls and security to the Audit Committee of the Board of Directors. Our cybersecurity program is managed by the Chief Compliance Officer (CCO), who has over 20 years of business experience as well as a general familiarity with cybersecurity matters and an understanding of the potential financial impacts, disclosure obligations, and enterprise risks to the Company as they relate to cybersecurity. The CCO regularly communicates with those responsible for daily IT operations and infrastructure to assess potential cybersecurity threats and determine whether updates to the cybersecurity strategy are necessary. The CCO updates the Audit Committee on cybersecurity matters. The Audit Committee updates the full Board of Directors with respect to cybersecurity matters.

Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us. Although we are not currently aware of any risks from cybersecurity threats that have materially affected us, we face certain ongoing risks from cybersecurity threats that, if realized, could have a material adverse effect on us, including our business strategy, results of operations, or financial condition. Additional information on cybersecurity risks we face is discussed in Part 1, Item 1A, "Risk Factors" under the heading "*Our business and operations may be significantly disrupted upon the occurrence of a catastrophic event, information technology system failures or cyberattack.*"

ITEM 2. PROPERTIES.

Our corporate headquarters are located in Greenwich, Connecticut.

We own a 66-acre site in Muskogee, Oklahoma where we plan to construct our lithium refinery.

We also lease office space in Oklahoma City, Oklahoma. covering 1,493 square feet. The office space was assigned to the Company by VIKASA Capital Partners LLC ("**VCP**"), an affiliate of the Company, on March 16, 2023.

Subsequent to year-end, effective February 2026, we also sub-lease office space in Houston, Texas, covering 4,779 square feet.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be involved in certain legal and regulatory proceedings, as well as demands, investigations and claims, that arise in the ordinary course of our business. The ultimate outcome of any litigation is often uncertain, and unfavorable outcomes could have a negative impact on our results of operations and financial condition. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

On July 7, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York, captioned *H.C. Wainwright & Co., LLC v. Stardust Power, Inc.*, Case No: 654037/2025. The complaint names the Company as a defendant, and alleges, among other things, that the Company breached an engagement agreement with the plaintiffs. The plaintiffs seek, among other things, payment of all purported unpaid sums due under such engagement agreement. On September 19, 2025, the Company filed its answer in response to the complaint, in which it denied all liability and asserted several affirmative defenses. The action is proceeding to the discovery stage and for further proceedings. The Company plans to vigorously defend against the lawsuit.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information for Common Stock

On July 8, 2024, we commenced the trading of our Common Stock and Public Warrants under the symbols "SDST" and "SDSTW," respectively, on the Nasdaq Global Market. Starting October 27, 2025, our Common Stock and Public Warrants began trading on the Nasdaq Capital Market.

Holders of Record

As of March 24, 2026, there were approximately 68 holders of record of our Common Stock and 31 holders of record of our Public Warrants. Because many of our Public Warrants and shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Common Stock and Public Warrants represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities

On October 30, 2025, the Company entered into a Warrant Exchange Agreement with a certain institutional investor (the "Investor") pursuant to which the Investor agreed to irrevocably exchange all of its warrants to purchase shares of the Company's Common Stock originally issued on March 16, 2025, representing the right to purchase an aggregate of 958,400 shares of Common Stock, for newly issued shares of common stock at an exchange ratio of 1.31 warrant shares for 1 share of Common Stock, resulting in the issuance to the Investor of 730,689 shares of Common Stock at closing. The shares of Common Stock were issued on October 31, 2025 in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On December 23, 2025, the Company entered into a Securities Purchase Agreement with Lind Global Asset Management XIII LLC ("Lind") providing for up to $15,000,000 in senior secured convertible debt financing. Simultaneously, the Company initially drew down gross proceeds of approximately $4,000,000 in exchange for the issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $4,800,000 and a Common Stock Purchase Warrant, for the purchase of approximately 411,245 shares. The issuance of the Promissory Note and Common Stock occurred on December 23, 2025 in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933.

On October 30, 2025, we granted 65,000 shares of common stock to a consultant, in exchange for services, in reliance on Section 4(a)(2) of Securities Act.

Issuer Repurchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read together with our consolidated financial statements for the year ended December 31, 2025, and the related notes thereto contained elsewhere in this Annual Report on Form 10-K.

Unless the context otherwise requires, all references in this section to "we," "us," "our," or the "Company", "Stardust" or "Stardust Power" refer to Stardust Power Inc. and its consolidated subsidiaries at or after the consummation of the Business Combination.

Company Overview

Stardust Power is a U.S.-based development stage battery grade lithium manufacturer designed to foster clean energy independence for the United States. The Company is in the process of creating capacity to manufacture battery grade lithium products, for a wide variety of applications, including energy storage systems, e-mobility, grid infrastructure, and data centers, by developing a large-scale lithium refinery in the United States. Stardust Power seeks to become a sustainable, cost-effective supplier of battery grade lithium carbonate, by its innovative approach in the development of a large central refinery optimized for multiple inputs of lithium chloride in Oklahoma.

Stardust Power intends to source lithium chloride feedstock from various suppliers and may make investments upstream to secure additional feedstock. We seek to sell our products to EV manufacturers as our primary market, with potential applications in other areas such as battery manufacturers, the U.S. military, and original equipment manufacturers ("**OEMs**").

Some of the key driving factors are the demand for battery grade lithium products, fueled largely by the demand for energy storage solutions, production of electric vehicles and automotive OEMs, and battery manufacturers seeking domestic supply options, leading to demand for minerals used in battery cells, such as lithium, governmental incentives for American manufacturing and evolving geopolitical climate that is creating a national security priority for the U.S. market.

In February 2023, Stardust Power LLC received an illustrative incentive analysis for up to $257 million in performance-based incentives from the State of Oklahoma and potential federal incentives, which also contained potential for further eligible federal grants. The state incentives were based on initial job creation, equipment procurement, training and recruitment incentives, property tax exemptions, sales tax exemptions, and capital expenditure projections submitted to the Oklahoma Department of Commerce in the first quarter of 2023 and could be subject to changes as the Company would progress in setting up the Facility and commercial production of battery grade lithium in the future. These incentives may change based on the actual financial metrics of the Company in the future, which may be lower or higher.

Stardust Power believes that it is well positioned to address these opportunities by emerging as a leading, fully integrated domestic lithium supplier, and contribute to restoring American energy independence, thereby bridging the gap in the domestic supply of battery grade lithium products.

Recent Developments

Purchase and Sale Agreement for Site

On January 10, 2024, Stardust Power entered into a purchase and sale agreement with the City of Muskogee to purchase a site in Southside Industrial Park, Muskogee, Oklahoma to build the Facility (the "**Site**") for a total of $1,662,030. On December 16, 2024, the agreement was finalized and the title to the land was transferred to the Company's name.

Business Combination

On November 21, 2023, Legacy Stardust Power entered into the Business Combination Agreement with GPAC II, First Merger Sub and Second Merger Sub.

On July 8, 2024, Legacy Stardust Power completed the Business Combination contemplated by the Business Combination Agreement. GPAC II deregistered as a Cayman Islands exempted company and redomesticated in the State of Delaware as a Delaware corporation. As per the Business Combination Agreement, First Merger Sub merged into Legacy Stardust Power, with Legacy Stardust Power being the surviving corporation (the effective time of such merger being the "**First Effective Time**"). Legacy Stardust Power then merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the completion of the Business Combination, GPAC II was renamed Stardust Power Inc.

As per the Business Combination Agreement:

- Each share of common stock of Legacy Stardust Power ("Legacy Stardust Power Common Stock") issued and outstanding immediately prior to the First Effective Time converted into the right to receive the number of shares of combined company ("**Newco**") common stock ("**Newco Stock**") equal to the merger consideration divided by the number of shares of the Company fully diluted stock ("per share consideration").
- Each outstanding option to purchase Legacy Stardust Power Common Stock (each a "**Legacy Stardust Power Option**"), whether vested or unvested, automatically converted into an option to purchase a number of shares of Newco Stock equal to the number of shares of Newco Stock subject to such Stardust Power Option immediately prior to the First Effective Time multiplied by the per share consideration.
- Each share of Legacy Stardust Power Restricted Stock (as defined in the Business Combination Agreement) outstanding immediately prior to the First Effective Time converted into a number of shares of Newco Stock equal to the number of shares of Legacy Stardust Power Common Stock subject to such Stardust Power Restricted Stock multiplied by the per share consideration (the "**Exchanged Company Restricted Common Stock**").
- All outstanding redeemable public warrants and private warrants of GPAC II representing the right to purchase one Class A ordinary share were adjusted to represent the right to purchase one share of the Newco Stock.
- All outstanding GPAC Class A (after redemptions) and Class B common shares were cancelled and converted into shares of the Newco Stock.
- As consideration for certain Class A ordinary shareholders entering into NRAs agreeing not to redeem or to reverse any redemption demands previously submitted, the Company issued 12,777 ordinary shares of Stardust Power at a price per share of approximately $100.00 per share at closing of the Business Combination.
- Additionally, the Combined Company issued 100,000 shares of Newco Stock to the Sponsor as additional merger consideration that vest in the event that prior to the eighth anniversary of the closing of the Business Combination. Fifty percent of the Sponsor Earnout Shares will vest when the volume-weighted average price ("**VWAP**") of the Common Stock price equals or exceeds $120.00 per share for a period of 20 trading days in a 30 trading day period, and the remaining fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Common Stock price equals or exceeds $140.00 per share for a period of 20 trading days in a 30 trading day period, or are otherwise forfeited. Upon the occurrence of a change in control, any remaining unvested Sponsor Earnout Shares become vested.
- Additionally, the Combined Company will issue 500,000 shares of Newco Stock to the holders of Legacy Stardust Power as additional merger consideration that vest in the event that prior to the eighth anniversary of the closing of the Business Combination, the volume-weighted average price of GPAC II common stock is greater than or equal to $120.00 per share for a period of 20 trading days in any 30-trading-day period or there is a change of control, or are otherwise forfeited.
- Immediately prior to the closing of the Business Combination, the SAFE notes automatically converted into the 13,839 shares of Legacy Stardust Power Common Stock.
- Immediately prior to the closing of the Business Combination, the 2024 convertible notes automatically converted into 5,588 shares of Legacy Stardust Power Common Stock.
- Stardust Power issued 107,754 shares of Newco Common Stock in exchange for $10,075,002 of cash in accordance with the terms of the PIPE Subscription Agreement in connection with the Business Combination.

Common Stock Purchase Agreements

On October 7, 2024, the Company entered into the Purchase Agreement (the "**Prior B. Riley Purchase Agreement**") and the related Registration Rights Agreement (the "**Prior B. Riley Registration Rights Agreement,**" and together with the Prior B. Riley Purchase Agreement, the "**Prior B. Riley Agreements**") with B. Riley Principal Capital II LLC ("**B. Riley Principal Capital II**"). Upon the terms and subject to the satisfaction of the conditions set forth in the Prior B. Riley Purchase Agreement, the Company had the right, in its sole discretion, to sell up to $50,000,000 of newly issued shares of the Company's Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the Prior B. Riley Purchase Agreement, from time to time during the term of the Prior B. Riley Purchase Agreement. Sales of Common Stock pursuant to the Prior B. Riley Purchase Agreement, and the timing of any sales, were solely at the option of the Company. The purchase price of the shares of common stock were determined by reference to the VWAP of the Common Stock during the applicable purchase date, less a fixed 3% discount to such VWAP. Upon executing the Prior B. Riley Purchase Agreement and Prior B. Riley Registration Rights Agreement, the Company also issued 6,369 shares of Common Stock called Commitment Shares to B. Riley Principal Capital II as a consideration for $500,000, subject to make-whole provisions, for this agreement. The Company issued 638,048 and 55,826 shares of Common Stock, aggregating to net proceeds of $2,069,685 and $260,927 during the year ended December 31, 2025, and December 31, 2024, respectively under the Prior B. Riley Purchase Agreement. On December 11, 2025, the Company entered into a letter agreement with B. Riley Principal Capital II, pursuant to which the parties mutually agreed to terminate the Prior B. Riley Purchase Agreement, as amended and the related Prior B. Riley Registration Rights Agreement. As part of the termination, the Company agreed to satisfy the make-whole payment as per the terms of the Prior B. Riley Agreements of $471,942, in three equal portions: (i) through the issuance of restricted common stock priced at $4.40 per share and subject to resale registration, (ii) in cash upon the Company's next equity or convertible financing, and (iii) in connection with a future equity line, at-the-market program, or similar financing, or otherwise in cash if unpaid by September 30, 2026. On December 15, 2025, the Company issued 35,753 shares of common stock ("**Settlement Shares**") to B. Riley Principal Capital II and subsequent to the year ended December 31, 2025 paid $157,314 cash to satisfy its obligation as per the terms of the Prior B. Riley Agreement.

Subsequent to the year ended December 31, 2025, on February 12, 2026, the Company entered into a Common Stock Purchase Agreement (the "**B. Riley Purchase Agreement**") and a related Registration Rights Agreement (the "**B. Riley Registration Rights Agreement**") with B. Riley Principal Capital II, the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the B. Riley Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of the Company's Common Stock, to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the B. Riley Purchase Agreement, from time to time during the term of the B. Riley Purchase Agreement. Sales of Common Stock pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the B. Riley Purchase Agreement. As of the date of this filing, the Company has issued 29,067 shares of Common Stock aggregating to net proceeds of $94,193.

On December 31, 2024, the Company entered into binding term sheets with certain investors (the "**2024 Investors**") to issue up to $550,000 in shares of Common Stock (the "**Private Placement**") at a price equal to 95% of the closing bid price of the Common Stock on the last trading day prior to the closing date for the Private Placement. In addition, each 2024 Investor received warrants representing the right, exercisable within five years of the closing date, as defined in the term sheets, to purchase up to 50% of the shares of Common Stock purchased by such Investor in the Private Placement, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00. On April 24, 2025, the Company issued 12,850 shares of Common Stock and 64,251 Warrants to the 2024 Investors.

On January 27, 2025, the Company consummated a public offering of 479,200 shares of Common Stock and accompanying warrants to purchase up to 479,200 shares of Common Stock at a public offering price of $12.00 per share and warrant with an exercise price of $13.00 generating aggregate gross proceeds of approximately $5,750,400 before offering expenses.

On March 16, 2025, the Company entered into a letter agreement (the "**Inducement Letter**") with a warrant holder (the "**Exercising Holder**") providing for the immediate cash exercise of outstanding warrants to purchase 479,200 shares of the Company's Common Stock at a reduced exercise price of $6.20 per share, generating aggregate gross proceeds of approximately $2,971,040 before related expenses. In connection with such exercise, the Company issued new common stock purchase warrants (the "**Inducement Warrants**") to purchase up to 958,400 shares of common stock at an exercise price of $7.00 per share, subject to shareholder approval and Nasdaq rules.

On June 18, 2025, the Company consummated a public offering of 2,150,000 shares of Common Stock at a public offering price of $2.00 per share, generating aggregate gross proceeds of approximately $4,300,000 before offering expenses. On June 25, 2025, the Company consummated the partial exercise of the over allotment of the public offering, of 110,000 shares of Common Stock at a public offering price of $2.00 per share, generating additional aggregate gross proceeds of approximately $220,000 before offering expenses.

On October 30, 2025, the Company entered into a Warrant Exchange Agreement (the "**Exchange Agreement**") with the Exercising Holder. Pursuant to the Exchange Agreement, the Exercising Holder agreed to irrevocably exchange all of its warrants to purchase shares of Common Stock, originally issued on March 16, 2025, representing the right to purchase an aggregate of 958,400 shares of Common Stock (the "**Warrant Shares**"), for newly issued shares of common stock at an exchange ratio of 1.31 Warrant Shares for 1 share of Common Stock, resulting in the issuance to the Investor of 730,689 shares of Common Stock at closing.

On December 23, 2025, the Company entered into a Securities Purchase Agreement (the "**Lind Securities Purchase Agreement**") with Lind Global Asset Management XIII LLC ("**Lind**") providing for up to $15,000,000 in senior secured convertible debt financing. Simultaneously, the Company initially drew down gross proceeds of approximately $4,000,000 in exchange for issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $4,800,000 (the "**2025 Convertible Note**") and a Common Stock Purchase Warrant, for the purchase of approximately 411,245 shares (the "**Common Stock Purchase Warrant**").

Recent Supply Agreements

On October 20, 2025, the Company entered into a non-binding letter agreement with Prairie Lithium Limited ("**Prairie**"), an Australia-based company, for the supply of 6,000 metric tons per annum of lithium carbonate equivalent ("**LCE**") in the form of lithium chloride. The initial contract term would span 6 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for two additional six-year terms.

On October 31, 2025, the Company entered into a non-binding letter agreement with Mandrake Resources Limited ("**Mandrake**"), an Australia-based company, for the supply of 7,500 metric tons per annum of LCE in the form of lithium chloride. The initial contract term would span 12 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for an additional six-year term.

Engineering Agreement

On August 4, 2024, the Company entered into an engineering agreement (the "**Primero Agreement**") with Primero USA, Inc. ("**Primero**") pursuant to which Primero agreed to provide certain engineering, design and consultancy professional services, including to assist in procurement of major equipment, engage relevant third parties for construction and provide a FEL-3 report of the Company's Lithium Facility at Southside Industrial Park in Muskogee, Oklahoma.

In August 2025, the Company announced the successful completion of the FEL-3 report. The report delivered an advanced design with key optimizations to improve efficiency, reduce costs, and strengthen overall project economics. According to the FEL-3 report, Phase 1 is planned at 25,000 metric tons per annum ("**mtpa**") of battery-grade lithium, with estimated capital expenditures of approximately $500 million, at a 90% probability of achievement. This figure includes owner's cost, contingency, and escalation. Construction is expected to take approximately 24 months from the start of major work to mechanical completion. The total amount due pursuant to the Primero Agreement, assuming full performance, is approximately $4.7 million, in the aggregate, subject to customary potential adjustments which was paid in full as of the date of this filing.

Investment in IRIS Metals Limited

In December 2024 Stardust Power subscribed to and purchased 10,000,000 ordinary shares (approximately 6% of the total equity) of IRIS Metals Limited ("**IRIS Metals**"), an Australian limited company whose ordinary shares are listed on the Australian securities exchange ("**ASX**") for $1,600,000. This investment in the ordinary shares of IRIS Metals would have allowed the Company to explore strategic partnership with, or investment in, IRIS Metals, including without limitation, a potential commercial off take arrangement for battery grade lithium production, financing or other investments in IRIS Metals or its affiliates. No formal off take agreement was executed as of December 31, 2025. IRIS Metals' ordinary shares are listed on the Australian Securities Exchange (ASX) with a readily determinable fair value, and changes in fair value are recognized in the consolidated statements of operations. During the year ended December 31, 2025, management determined that a strategic investment in IRIS Metals was no longer viable. As a result, the Company sold all its investment in IRIS Metals for total proceeds of $570,255. The Company recognized a loss on sale of investments of $179,805 for the year ended December 31, 2025. The carrying amount of the shares sold was $750,060. Following the sale, the Company no longer holds any investment in IRIS Metals as of December 31, 2025.

The investment in these securities was initially recognized at cost and subsequently measured at fair value. As of December 31, 2025, the fair value of the investment was nil, compared to $1,461,715 as of December 31, 2024. The Company recognized a loss of $711,655 for the year ended December 31, 2025, due to the change in fair value of securities, as reported in the consolidated statements of operations.

Offtake and licensing agreements

On January 28, 2025, the Company entered into a non-binding letter agreement with Sumitomo, contemplating a long-term commercial offtake agreement, pursuant to which Sumitomo would agree to acquire 20,000 metric tons of lithium carbonate per year from the Company's first line of production, with the potential to increase to 25,000 metric tons based on mutual agreement. The initial contract term would span 10 years starting from the date of the first qualification of the Company's lithium carbonate for sale to any of Sumitomo's customers, with an option for Sumitomo to renew for an additional five years under mutually agreed terms, provided written notice is given to the Company at least twelve months prior to the end of the initial term.

On February 7, 2025 (the "**License Agreement Effective Date**"), the Company executed an exclusive license agreement (the "**License Agreement**") with KMX. Under the terms of the License Agreement, KMX agreed to irrevocably license to the Company the use of KMX's VMD Technology and associated processes and systems (including the KMX VMD Units) for use in the Company's refining and upstream operations. Among other obligations set forth in the License Agreement, the Company shall be required to exclusively purchase all KMX VMD Units from KMX during the term of the License Agreement on the terms and conditions set forth therein. The License Agreement grants the Company the exclusive right to sub license, use, market, sell and operate KMX's VMD Technology across the United States, Canada and select international markets. The Company agreed to pay KMX a royalty comprised of 50,000 shares of Common Stock (the "**Royalty Shares**"). On the License Agreement Effective Date, the Company received the contractual right to access and purchase KMX VMD Units. On April 24, 2025, the Company issued 50,000 shares of Common Stock to KMX, with a corresponding debit recorded as other long-term asset, until the license meets the recognition criteria for an intangible asset.

Short-term loans

In December 2024, the Company entered into a binding term sheet ("**Endurance Term Sheet**") with Endurance Antarctica Partners II, LLC ("**Endurance**") a related party, providing for a loan (the "**Endurance Loan**") in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Endurance Maturity Date**"). The Endurance Term Sheet contained customary representations and warranties and customary events of default. Pursuant to the Endurance Term Sheet, 550,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker, as defined in the Endurance Term Sheet with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Endurance Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock shall be no less than 50,000 shares. In addition, Endurance received warrants representing the right, exercisable within five years of the closing date, up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to Endurance.

In December 2024, the Company entered into binding term sheets ("**Investor Term Sheets**") with several lenders including DRE Chicago, LLC, a related party (collectively, the "**Investors**"), providing for loans (the "**Investor Loans**") in the aggregate principal amount of $1,800,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Investor Maturity Date**"). The proceeds of the Investor Loans are expected to be used by the Company for general corporate and working capital purposes. The Investor Term Sheets contained customary representations and warranties and customary events of default. Pursuant to the Term Sheets, an aggregate of approximately 340,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to the Investors an aggregate of $2,700,000 in Common Stock as an Equity Kicker, as defined in the Investor Term Sheet, with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Investor Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock issued to the Investors shall be no less than an aggregate of 36,000 shares. In addition, the Investors received warrants representing the right, exercisable within five years of the closing date, up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to the Investors.

Notices from Nasdaq

On March 18, 2025, the Company received a notice (the "**MVPHS Notice**") from the Nasdaq that the Company was not in compliance with the continued listing standards set forth in Nasdaq Listing Rule 5450(b)(2)(C), as the Company's market value of publicly held shares closed below $15,000,000 for the previous 30 consecutive business days. On September 26, 2025, the Company received notice from Nasdaq that the Company had regained compliance with the continued listing standards set forth in Nasdaq Listing Rule 5450(b)(2)(C).

On March 19, 2025, the Company received a subsequent notice (the "**Minimum Bid Price Notice**") from the Nasdaq that the Company was not in compliance with the continued listing standards set forth in Nasdaq Listing Rule 5450(a)(1), as the minimum bid price of the Company's Common Stock closed below $1.00 per share for the previous 30 consecutive business days. On September 26, 2025, the Company received notice from Nasdaq that the Company had regained compliance with the continued listing standards set forth in Nasdaq Listing Rule 5450(a)(1).

On April 3, 2025, the Company received a subsequent notice (the "**MVLS Notice**") from the Nasdaq that the Company was not in compliance with the continued listing standards set forth in Nasdaq Listing Rule 5450(b)(2)(A), as the market value of the Company's listed securities fell under $50 million for the previous 30 consecutive business days. On October 1, 2025, the Company received a delisting notice from the Nasdaq due to failure to regain compliance with the Nasdaq Listing Rule 5450(b)(2)(A).

On October 8, 2025, the Company requested a hearing before a Nasdaq Hearings Panel (the "**Panel**") to appeal the delisting determination. Subsequently, pursuant to an application made by the Company to transfer to the Nasdaq Capital Market and based on the market value of the Company's listed securities being above $35 million for a sustained period of time, on October 27, 2025, the Company received notice from the Nasdaq that the application for the transfer to the Nasdaq Capital Market had been approved and consequently the above-mentioned noncompliance was cured.

Reverse Stock Split

On September 3, 2025, the Company filed a certificate of amendment to the Company's Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 1-for-10 reverse stock split (the "Reverse Stock Split") of the outstanding shares of Common Stock. The Company's stockholders previously approved the Reverse Stock Split at the Company's annual meeting of stockholders held on June 9, 2025, and granted the board of directors the authority to determine the exact split ratio and when to proceed with the Reverse Stock Split. The Reverse Stock Split became effective on September 8, 2025, and the Common Stock began trading on the Nasdaq on a Reverse Stock Split-adjusted basis on September 8, 2025, at market open. The Reverse Stock Split did not decrease the number of authorized shares of Common Stock and preferred stock or otherwise affect the par value of the Common Stock. No fractional shares were issued in connection with the Reverse Stock Split and any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole share. Stockholders who were otherwise entitled to receive fractional shares as a result of the Reverse Stock Split were paid cash in lieu thereof. As a result of the Reverse Stock Split, shares of Common Stock, outstanding warrants, stock options, and restricted stock units were proportionately decreased (and the respective per share value and exercise prices, if applicable, were proportionately increased) (see Part II, Item 8, Note 2, Basis of Presentation and Summary of Significant Accounting Policies in the notes to consolidated financial statements in this Annual Report).

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including competition from other lithium brine and other brine producers, changes to existing federal and state level incentive framework, changes in regulations, and other factors discussed under the section titled "Risk Factors" in this Annual Report. In addition, we believe the factors described below are key to our success.

Commencing Commercial Operations

The Company is a development stage company, and has purchased the Site. We have completed a number of required site assessments and technical studies, including the critical issue analysis, Phase I ESA, geotechnical study, FEL-1 study and FEL-3 study. Additional studies may be required as the project progresses.

The project required evaluation for certain federal, state, and local permits. State permitting focuses on air emissions, wastewater, and stormwater permits. Federal permitting focuses on possible cultural, biological, and natural resources and threatened/endangered species impacts. The key permitting agency for the project at the state level is the Oklahoma Department of Environmental Quality (the "**DEQ**"). Stardust Power has received from the DEQ the general permit for stormwater discharges from Construction Activities, approval of its stormwater pollution prevention plan and air quality construction permit ("**Air Permit**"). Under current design plans, Stardust Power does not expect to require a waste water permit for the Facility since no waste water is expected to be discharged.

Stardust Power is developing a large central refinery in a phased approach. The first phase is the construction of a production line with up to 25,000 metric tpa. The second phase is to add a second production line with up to 25,000 tpa, to create a total capacity of up to 50,000 tpa.

A technological innovation of Stardust Power's planned refinery is the ability for the Facility to refine different sources of lithium chloride inputs derived from lithium brines. The Facility is being designed to accept lithium chloride, of a certain approved chemical composition. It is Stardust Power's intention that the Facility should be able to dilute and pre-treat feedstock as necessary, so that various lithium feedstock can be blended, in order to produce a consistent feedstock. Stardust Power's strategy is to differentiate itself by screening for a broader set of contaminants, in comparison to other lithium refineries.

Partnership Ecosystem

Our success will depend on whether we can execute and expand our ecosystem of commercial arrangements with additional suppliers of brine and execute agreements with them at favorable terms. The availability of brine for the purpose of extracting lithium is still in a nascent stage and we would require access to multiple sources as we start commercial production and grow our business. Our management team frequently evaluates current and future sources of supplies for reliability and geographic locations for logistics and cost efficiency. We would also have to maintain technology arrangements with existing strategic affiliations on whose patented and proprietary processes we depend on, as well as forge new technology affiliations as exploration, extraction and purification processes evolve, to obtain raw materials required to manufacture high-quality lithium suitable for consumption by the EV industry, and other potential usages. These affiliations should enable us to refine and sell BGLC at competitive prices, which in turn helps secure the growth and profitability of our business operations in the long term.

Adequate Capital Raise

The success of our refinery's activities relating to producing BGLC from brine and our ability to obtain relevant permits in a timely manner require significant capital investment and financing to fund the initial investment in all aspects of setting up the operations, and may subsequently be impacted by our operating losses, competition from substitute products and services from larger companies, protection of proprietary technology of our strategic partners, and dependence on key individuals.

Our consolidated financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not earned any revenue and has been operating at a loss since inception. The Company has an accumulated deficit and stockholders' deficit. We believe that the cash on hand and additional investments available through issuance of new Common Stock will be inadequate to satisfy the Company's working capital and capital expenditure requirements for at least the next twelve months. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these consolidated financial statements. As a development stage company, Stardust Power needs to raise additional capital to realize its business objectives. Our long-term success and ability to continue as a going concern are dependent upon our ability to successfully raise additional capital or financing or successfully enter into strategic partnerships. Until commercial production is achieved from our planned operations, we will continue to incur operating and investing net cash outflows associated with, among other things, maintaining and acquiring exploration properties and undertaking ongoing exploration activities.

Limited Operating History

We have a limited operating history and there is limited historical financial information upon which to base an evaluation of our performance. Our business and financial condition must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operation.

Key Business Metrics, Non-GAAP Measure

Since we have yet to start the construction of our Facility and associated commercial production, we do not have financial information on key business metrics. However, based on our experience and industry knowledge, we expect the following would be key business metrics:

- **Raw Material Cost/ton**: This includes the input cost of lithium chloride for the plant. As this may be obtained from various sources, the weighted average cost will be calculated to arrive at the raw material cost per ton and reflects the Company's ability to procure high-quality raw materials at an appropriate price. The weighted average method also helps in calculating the gross margin on a per-ton basis. The technology implemented and the efficiency of the operations are also reflected on the gross margin per ton.

- **Selling Price/ton**: This multiple is driven by the demand and supply of the lithium price as well as the efficient operations of the plant. The computation of the selling price may be based on the output sold per long-term contract, which is expected to have a floor and a cap, as well as the spot price on the date of placing a purchase order by the customer, with the Company and the customer sharing the difference between the floor and spot price.

- *Capex/ton*: This reflects the Capex incurred on a per-ton basis. It includes both direct and indirect costs. It also has contingency costs built in for any impact on Capex, to account for unforeseen events. The key is to optimize plant efficiency in long-term operations with the appropriate technology and set-up.

- *Opex/ton*: This includes the ongoing expenses incurred from the day-to-day running of the operations. It helps in measuring how much profit a company makes on a dollar of sales after paying for variable costs of production, such as wages and raw materials, but before paying interest or tax. The lower multiple reflects the efficient functioning of the management.

- *Capacity Utilization*: This measures how much output a plant is producing, compared to its maximum potential output, which is dependent on two key factors: (a) design capacity, which impacts the operational efficiency of the plant, and (b) the plant's downtime for its maintenance. Timely maintenance is also the key to running any efficient operations.

Further, since we are yet to generate revenue, non-GAAP measures such as EBITDA and EBITDA margins, cannot be captured currently, but will be stated once we have commenced commercial production and selling of battery grade lithium to our intended customers.

Business and Macroeconomic Conditions

Our business and financial condition has been, and we believe will continue to be, impacted by adverse and uncertain macroeconomic conditions and events, including higher inflation, higher interest rates, supply chain and logistics challenges, banking crises, and fluctuations or volatility in capital markets.

Components of Results of Operations

Revenue

We have not generated any revenue to date. We expect to generate a significant portion of our future revenue from the sale of BGLC primarily to the ESS and EV markets. We expect to enter into long-term contracts (typically 10 years), driven by industry dynamics, with a pricing structure at cap and ceiling, and sharing of variable price between customers and the Company.

Cost of Goods Sold

We have not sourced any raw material to date. We expect to source brine from lithium producing suppliers including the oil and gas industry as a by-product of their exploration and extraction processes. We are in the process of negotiating with multiple suppliers for brine feedstock, including producers from the oil and gas industry. The length, tenure and pricing of these contracts will depend largely on the type of supply and are expected to vary from supplier to supplier.

Expenses

General and administrative

General and administrative expense consists of costs to maintain our daily operations and administer the business that are not directly attributable to generating revenue or cost of goods or raw material. These consist primarily of consulting services (including advisory services for organization setup and administrative related services from contractors, consultants), professional services such as accounting advisory, statutory auditor fees, technical consultants, and business consulting, as well as personnel related expenses (including stock based compensation), legal and book-keeping services, insurance expenses (including director and officer's insurance), investor relations activities and marketing expenses. We expect our general and administrative expenses will increase in absolute dollars over time as we continue to invest in setting up our Facility, hire additional employees, and subsequently invest in the growth of our business and incur costs associated with being a publicly traded company with respect to compliance with the regulations of the SEC and Nasdaq.

Other Income (Expenses)

Interest income

Interest income is comprised of interest earned on promissory notes. During the year ended December 31, 2024, the Company issued promissory notes of $176,000 and $316,000 to IGX and IG Lithium LLC ("**IGL**") respectively. These notes carried an interest rate of 6% with maturity date of February 28, 2025, and July 1, 2025, respectively.

Interest expense

Interest expense is comprised of interest payable on the Insurance Funding loans, short-term loans and interest charged by vendors on overdue invoices.

The Company entered into a financing agreement of $407,500 and $510,000 for the purchase of a director and officer's insurance policy with AFCO Insurance Premium Finance in 2025 and 2024, respectively. The Company made a downpayment of $70,256 and $44,162 for the loan taken in 2025 and 2024, respectively, which was applied to the loan amount at the time of the loan agreement. The debt is payable in monthly instalments of $35,125 and $44,162 per month for 10 and 11 months and has a stated interest rate of 7.5% and 8.46% for the loan taken in 2025 and 2024 respectively. The loans are secured against a lien on the insurance policy.

The Company issued Term Sheets to several lenders, providing for loans in the aggregate principal amount of $3,550,000, bearing interest at a rate of 15% per year, and maturing in March 2025. The debt was fully paid off as of December 31, 2025.

Interest expense for the year ended December 31, 2024, included interest on a Legacy Stardust Power financing agreement of $80,800 for the purchase of an insurance policy with First Insurance Funding. Payments include a stated interest rate of 8.25% and are secured against a lien on the insurance policy. The debt was fully paid off as of December 31, 2024.

Finance charges

Finance charges are comprised of cost incurred to issuing shares and the change in fair value of the Company's make-whole provision related to the B. Riley Purchase Agreement. In 2024, this also included the cost of issuance of short-term loans and the accretion impact related to the Common Stock to be issued to lenders per the Equity Kicker, as defined in each relevant term sheet, related to these loans.

Amortization of Debt Discount

Amortization of debt discount consists of amortization expense related to the discount recorded in connection with the issuance of the 2025 Convertible Note in December 2025.

Change in fair value of investment in equity securities

Change in fair value of investment in equity securities relates to movements in fair value of investment in equity securities of strategic investments such as the investment in QXR and IRIS Metals, that need to be recorded in the consolidated statements of operations for each reporting period, based on readily available quoted prices for such investment.

Change in fair value of SAFE notes and 2024 convertible notes

Change in fair value of SAFE notes and 2024 convertible notes relates to movements in fair value of SAFE notes and 2024 convertible notes that have been classified as liability instruments in the consolidated financial statements, which need to be recorded in the consolidated statements of operations for each reporting period, based on third party valuations carried out at period end. Upon consummation of the Business Combination on July 8, 2024, the SAFE notes and 2024 convertible notes were converted into Common Stock and hence the balance was nil in the consolidated balance sheets as of December 31, 2025, and December 31, 2024.

Change in fair value of sponsor earnout shares

Change in fair value of sponsor earnout shares relates to movements in fair value of earnout shares issued to the Sponsor at the closing of the Business Combination, which have been classified as liability instruments in the consolidated financial statements, that need to be recorded in the consolidated statements of operations for each reporting period, based on third party valuations carried out at period end.

Change in fair value of warrant liability

Change in fair value of warrant liability relates to movements in fair value of Public Warrants and Private Warrants which have been classified as liability instruments in the consolidated financial statements, that need to be recorded in the consolidated statements of operations for each reporting period, based on fair value at period end.

Provision for income taxes

We are constituted as a Delaware corporation and are subject to U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Loss on sale of investments in equity securities

Loss on sale of investment in equity securities relates to realized loss on sale of investment in equity securities of IRIS Metals. The sale was made in response to evolving market conditions and liquidity needs.

Loss on write off of promissory notes and deposit

Loss on write off of promissory notes and deposit relates to write-off of a promissory note and deposit made in connection with a previously contemplated strategic partnership with IGX, IGL and Usha Resources. The likelihood of entering into definitive agreements with them had diminished significantly during the year ended December 31, 2025, and based on an updated assessment these amounts were deemed uncollectible.

Gain on extinguishment of liability

Gain on extinguishment of liability for the year ended December 31, 2025, includes the gain recognized on the extinguishment of vendor payable balance.

Results of Operations

The following table sets forth our consolidated statements of operations information for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Changes Amount	Changes %
Revenue	$ -	$ -	$ -	-%
General and administrative expenses	$ 16,083,206	$ 17,972,828	$ (1,889,622)	(11)%
Operating loss	**$ (16,083,206)**	**$ (17,972,828)**	**$ 1,889,622**	**(11)%**
Other income (expenses)				
Interest income	12,014	10,838	1,176	11%
Interest expense	(186,903)	(50,454)	(136,449)	270%
Finance charge	(333,055)	(7,579,713)	7,246,658	(96)%
Change in fair value of sponsor earnout shares	528,000	4,076,200	(3,548,200)	(87)%
Change in fair value of warrant liability	1,409,201	(511,342)	1,920,543	(376)%
Change in fair value of investment in equity securities	(708,988)	(322,134)	(386,854)	120%
Change in fair value of convertible notes	-	(471,400)	471,400	(100)%
Change in fair value of SAFE notes	-	(955,000)	955,000	(100)%
Loss on write off of promissory note and deposit	(564,844)	-	(564,844)	100%
Loss on sale of investment in equity securities	(179,805)	-	(179,805)	100%
Gain on extinguishment of liability	383,950	-	383,950	100%
Other income	-	21,970	(21,970)	(100)%
Total other expenses	**$ 359,570**	**$ (5,781,035)**	**$ 6,140,605**	**(106)%**
Net loss	**$ (15,723,636)**	**$ (23,753,863)**	**$ 8,030,227**	**(34)%**

Revenues

We have not earned any revenue since inception.

Cost of Goods Sold

We did not manufacture any products and hence did not incur any direct costs related to production or carrying inventory, since inception.

General and Administrative Expenses

General and administrative expenses are primarily attributable to employee-related compensation expenses representing base salary, benefits and stock-based compensation expense, fees for professional consulting fees, mainly comprising organization structure and marketing advisory services, insurance costs, and other consulting and legal services with respect to the Company's organization. The details of these expenses are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Change Amount	Change %
Personnel and related taxes	$ 12,136,979	$ 10,951,854	$ 1,185,125	11%
Professional and consulting fees	1,245,767	4,492,811	(3,247,044)	(72)%
Legal fees	845,069	1,097,192	(252,123)	(23)%
Insurance	535,286	355,932	179,354	50%
Other	1,320,105	1,075,039	245,066	23%
	$ 16,083,206	$ 17,972,828	$ (1,889,622)	(11)%

For the year ended December 31, 2025, general and administrative expenses decreased compared to the year ended December 31, 2024, primarily due to lower professional and consulting fees and legal fees, as the prior year included significant one-time expenses incurred in connection with the Business Combination as well as a reduction in stock-based compensation expense for consultants during the year ended December 31, 2025. This decrease was partially offset by higher personnel and related taxes resulting from an increase in headcount and stock-based compensation expense for employees, an increase in insurance costs, and an increase in other general and administrative expenses in line with the growth of the Company's operations.

Other Income (Expenses)

Interest income

For the year ended December 31, 2025, interest income increased by $1,176 compared to the year ended December 31, 2024, primarily attributable to interest earned in the current year for promissory notes issued during August 2024. As of December 31, 2025, the Company wrote off the promissory note balance including accrued interest as the notes were deemed unrecoverable.

Interest expense

For the year ended December 31, 2025, interest expenses increased by $136,449 compared to the year ended December 31, 2024. The increase was primarily due to interest expense incurred on the financing agreement related to directors and officers and other insurance policies, interest charged by vendors on outstanding overdue invoices, an increase in interest expense on other short-term loans with various lenders and interest accretion related to convertible notes issued during the year ended December 31, 2025.

Finance charges

The decrease in finance charges of $7,246,658 during the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to cost of issuance of short-term loans and the accretion impact related to the common stock to be issued to lenders per the Equity Kicker related to these loans incurred during the year ended December 31, 2024. The prior year finance charges also included cost incurred to enter into the Prior B. Riley Purchase Agreement with B Riley Principal Capital II and the change in fair value of the Company's make-whole provision related to the Prior B. Riley Purchase Agreement.

Change in fair value of sponsor earnout shares

The decrease in change in fair value of sponsor earnout shares by $3,548,200 for year ended December 31, 2025, compared to the year ended December 31, 2024, relates to movements in fair value of earnout shares issued to the Sponsor, primarily driven by decrease in quoted market price, which have been classified as liability instruments in the consolidated financial statements, that need to be recorded in the consolidated statements of operations for each reporting period, based on third party valuations carried out at period end.

Change in fair value of warrant liability

The increase in change in fair value of warrants by $1,920,543 for the year ended December 31, 2025, compared to the year ended December 31, 2024, relates to movements in fair value of Public and Private Warrants, primarily driven by decrease in quoted market price, which have been classified as liability instruments in the consolidated financial statements, that need to be recorded in the consolidated statements of operations for each reporting period, based on fair value at period end.

Change in fair value of investment in equity securities

For the year ended December 31, 2025, the fair value of investment in equity securities decreased by $386,854, compared to the year ended December 31, 2024, primarily due to fluctuations in the fair value of investments in QXR and IRIS Metals, based on readily available quoted market prices for these investments.

Change in fair value of 2024 convertible notes

For the year ended December 31, 2025, the Company did not recognize any change in the fair value of 2024 convertible notes, compared to a loss of $471,400 in the year ended December 31, 2024. The 2024 convertible notes, which had previously been classified as liability instruments, were converted to equity following the consummation of the Business Combination. As of December 31, 2025, the Company has not issued any such convertible notes post Business Combination consummation.

Change in fair value of SAFE notes

For the year ended December 31, 2025, the Company did not recognize any change in the fair value of SAFE notes, compared to a loss of $955,000 in the year ended December 31, 2024. The SAFE notes, which had previously been classified as liability instruments, were converted to equity following the consummation of the Business Combination. As of December 31, 2025, the Company has not issued any such SAFE notes post Business Combination consummation.

Loss on write off of promissory notes and deposit

For the year ended December 31, 2025, the Company recorded a loss of $564,844 related to the write off of a promissory notes and deposit associated with a previously contemplated strategic partnership with IGX, IGL and Usha Resources. The arrangement was assessed as uncollectible during the year ended December 31, 2025. Accordingly, the full balance was written off and recognized as a non-operating loss. No such write off was noted in the year ended December 31, 2024.

Loss on sale of investments in equity securities

For the year ended December 31, 2025, the Company recorded a loss of $179,805 in connection with the sale of investment in equity securities. These securities were originally acquired as part of a broader investment strategy but were sold during the year in response to evolving market conditions and liquidity needs. The loss reflects the decline in market value relative to the carrying amount at the time of sale.

Gain on extinguishment of liability

For the year ended December 31, 2025, the Company recorded an income of $383,950 which represents the credit received against a vendor payable balance.

Other income

The other income of $21,970 was recorded during the year ended December 31, 2024, which relates to insurance refund received.

Tax expenses

For the years ended December 31, 2025, and December 31, 2024, the tax expense was nil, due to net losses incurred during these years. We do not carry any deferred tax assets on the consolidated balance sheets as of December 31, 2025 and December 31, 2024, primarily due to net operating loss carry forwards resulting from incurred net operating losses and full valuations allowance of those losses, as our ability to realize future tax benefits related to these assets is largely dependent upon operational profitability, which is uncertain. As a result of this uncertainty, we have established a full valuation allowance, and have not recognized a net provision or benefit for income taxes in the periods reported.

Net loss

For the years ended December 31, 2025, and December 31, 2024, the Company incurred a net loss of $15,723,636 and $23,753,863, respectively. Since the Company has yet to start commercial production of battery grade lithium, the operating expenses are expected to increase, as the Company starts to recruit more personnel to perform general operational tasks and set up the Facility and execute supply agreements.

Liquidity and Capital Resources

Overview

We have not earned any revenue and have been operating at a loss since inception. In addition, we have devoted substantial efforts and financial resources to raising capital and organizing and staffing the Company, and as a result, have incurred significant operating losses. We had an accumulated deficit of $68,342,584 and $52,618,948 as of December 31, 2025, and December 31, 2024, respectively.

Liquidity Requirements

Our primary requirements for liquidity and capital are investment in new facilities, new technologies, working capital and general corporate needs. Specifically, in this regard, the refinery cost, which includes all direct and indirect costs and contingencies needed to build phase 1 of the refinery (25,000 metric tons per annum of battery grade lithium carbonate), has been estimated at approximately $500 million following completion of the FEL-3 study. We intend to finance our project cost through a mix of debt, equity and potential government grants. We expect our operational expenditures to increase for the foreseeable future in connection with ongoing and future activities. Specifically, expenditures will increase as we:

- Secure and build facilities;
- invest in research and development activities to advance the development of our technologies; and
- incur additional expenses associated with operating as, a public company.

Our current and ongoing liquidity requirements will depend on many factors, including: our launch cadence, the timing and extent of spending to support additional development efforts, the introduction of new and enhanced offerings, the expected market adoption of our offerings, and the timing and extent of additional capital expenditures to invest in the development of our Facility. In addition, we may, in the future, enter into arrangements to acquire or invest in complementary businesses, business offerings and technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

Sources of Liquidity and Going Concern

We have historically funded our operations with proceeds from sales of Legacy Stardust Power Common Stock, promissory notes, SAFE notes, debt financing, equity financing and convertible equity agreements.

As discussed above:

- On October 7, 2024, the Company entered into the Prior B. Riley Purchase Agreement and a related Prior B. Riley Registration Rights Agreement with B. Riley Principal Capital II to sell up to $50,000,000 of the Company's Common Stock to B. Riley Principal Capital II. During the year ended December 31, 2025, the Company issued 638,048 shares of common stock pursuant to the Prior B. Riley Purchase Agreement, aggregating to net proceeds of $2,069,685. This Prior B. Riley Purchase Agreement was subsequently terminated as discussed above.

- On January 27, 2025, the Company consummated a public offering of 479,200 shares of Common Stock and accompanying warrants to purchase up to 479,200 shares of Common Stock at a public offering price of $12.00 per share and warrant with an exercise price of $13.00, generating aggregate gross proceeds of approximately $5,750,400 before offering expenses

- On March 16, 2025, the Company entered into the Inducement Letter with the Exercising Holder providing for the immediate cash exercise of outstanding warrants to purchase 479,200 shares of Common Stock at a reduced exercise price of $6.20 per share, generating aggregate gross proceeds of approximately $2,971,040, before related expenses, on March 18, 2025. In connection with such exercise, the Company agreed to issue Inducement Warrants to purchase up to 958,400 shares of common stock at an exercise price of $7.00 per share. On October 30, 2025, the Exercising Holder and the Company entered into the Exchange Agreement and agreed to exchange the 958,400 outstanding Inducement Warrants for 730,689 shares of Common Stock, with no other payment or any other additional consideration from the investor.

- On June 18, 2025, the Company consummated a public offering of 2,150,000 shares of Common Stock at a public offering price of $2.00 per share, generating aggregate gross proceeds of approximately $4,300,000 before offering expenses. On June 25, 2025, the Company consummated the partial exercise of over allotment of the public offering, of 110,000 shares of Common Stock at a public offering price of $2.00 per share, generating additional aggregate gross proceeds of approximately $220,000 before offering expenses.

- On December 23, 2025, the Company entered into the Lind Securities Purchase Agreement with Lind providing for up to $15,000,000 in senior secured convertible debt financing. Simultaneously, the Company initially drew down gross proceeds of approximately $4,000,000 in exchange for issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $4,800,000 and a Common Stock Purchase Warrant, for the purchase of approximately 411,245 shares. After deducting a commitment fee of $100,000 and other transaction-related costs, the Company received net cash proceeds of approximately $3,792,500.

- Subsequent to year end, on February 12, 2026, the Company entered into the B. Riley Purchase Agreement and the related B. Riley Registration Rights Agreement. Upon the terms and subject to the satisfaction of the conditions set forth in the B. Riley Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the B. Riley Purchase Agreement, from time to time during the term of the B. Riley Purchase Agreement. Sales of Common Stock pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the B. Riley Purchase Agreement. As of the date of this filing, the Company has issued 29,067 shares of Common Stock aggregating to net proceeds of $94,193.

Our management has concluded that there is substantial doubt about our ability to continue as a going concern. The Company is a development stage entity has no revenues, has an accumulated deficit of approximately $68,342,584 as of December 31, 2025, and negative operating cash flow of approximately $8,275,679 for the year ended December 31, 2025. Our management expects that operating losses and negative cash flows may continue to increase from the December 31, 2025 levels, as we are not generating any revenue as yet and owing to additional costs towards capital expenditure and other expenses related to the development of the Facility.

As of the date of this filing, we believe that the cash on hand, and potential additional liquidity available through the issuance of Common Stock will be inadequate to satisfy the Company's working capital and capital expenditure requirements for at least the next twelve months. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from the issuance of equity or additional borrowings to fund the Company's operating and investing activities. There can be no assurance that we will be successful in our plans described elsewhere in this filing or in attracting future debt, equity financings or strategic and collaborative ventures with third parties on acceptable terms, or at all. If adequate funds are not available, we may be required to curtail, delay, or eliminate some or all of our planned activities, or raise additional financing to continue to fund operations, and may not be able to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In addition, no assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing. Failure to secure adequate financing could have a material adverse effect on the business, operations and financial performance of the Company.

Insurance funding borrowing

On November 19, 2023, Legacy Stardust Power borrowed $80,800 from First Insurance Funding to finance its insurance policies. The total of premium, taxes and fees aggregated to $101,000, of which an initial down payment of $20,200 was paid by Stardust Power, and the balance financed through First Insurance Funding. The loan had an annual percentage rate of 8.25% and was payable in 10 instalments through September 21, 2024. As at December 31, 2024 and December 31, 2025, the loan was fully repaid.

On July 18, 2024, the Company entered into a financing agreement of $510,000 for the purchase of an insurance policy with AFCO Insurance Premium Finance. The Company made a downpayment of $44,162, which was applied to the loan amount at the time of the loan agreement. The debt was payable in monthly instalments of $44,162 per month for 11 months. Payments included a stated interest rate of 8.46% and was secured against a lien on the insurance policy. As at December 31, 2025, the loan was fully repaid.

On August 5, 2025, the Company entered into a financing agreement of $407,500 with AFCO Insurance Premium Finance to fund the purchase of an insurance policy. The Company made a down payment of $70,256 at the inception of the agreement, and the remaining balance was financed through AFCO. The loan is payable in 10 monthly instalments of $35,125 each, beginning on September 8, 2025, and includes interest at a stated annual rate of 7.5%. The loan is secured by a lien on the related insurance policy. As of December 31, 2025, the carrying amount was $205,403.

SAFE notes and 2024 convertible notes

On June 6, 2023, Legacy Stardust Power received $2,000,000 in cash from a single investor and funded the August 2023 SAFE note on August 15, 2023. The funds were received from an unrelated third party, through its entity which is currently being managed under the purview of an investment management agreement between them and VIKASA Capital Advisors, LLC (a related party) in consideration for which VIKASA Capital Advisors, LLC is paid investment management fees.

On November 18, 2023, Legacy Stardust Power amended the August 2023 SAFE note (the "**amended August 2023 SAFE note**"), which introduced a discount rate of 20% to (a) the lowest price per share of preferred stock sold in the preferred stock purchase, or (b) the listing price of the Combined Company Common Stock upon consummation of a SPAC transaction or IPO. On November 18, 2023, Legacy Stardust Power also entered into the November 2023 SAFE note for an aggregate amount of $3 million with the same investor under the same terms and conditions as the amended August 2023 SAFE note. Each of the SAFE notes converted, immediately prior to the First Effective Time, into Legacy Stardust Power Common Stock.

On February 23, 2024, Legacy Stardust Power signed the February 2024 SAFE note for an amount of $200,000. In accordance with the terms of the February 2024 SAFE note, the SAFE notes converted into shares of Legacy Stardust Power Common Stock, immediately prior to the First Effective Time on similar terms to the other SAFE notes.

The SAFE notes were classified as liabilities based on evaluating characteristics of the instruments and were presented at fair value as non-current liabilities in the Company's consolidated balance sheet.

The SAFE notes provided Legacy Stardust Power an option to call for additional preferred stock up to 25,000,000 based on the contingent event of SAFE note conversion and notice issued by the Stardust Power board of directors (the "**Board**"), and achievement of certain milestones, for up to 42 months following such conversion. This feature was determined to be an embedded feature and was valued as part of the liability value associated with the instrument as a whole. Additionally, the SAFE notes provided the investor certain rights upon an equity financing, change in control or dissolution as described in Note 11 of the consolidated financial statements of the Company. The estimated fair value of the SAFE notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. The SAFE notes had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE notes was junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and/or preferred equity, and senior to payments for other equity of the Company that were not SAFE notes and/or pari preferred equity.

On March 21, 2024, Legacy Stardust Power entered into a financing commitment and equity line of credit agreement with American Investor Group Direct LLC ("**AIGD**"). The agreement replaced the above contingent commitment feature of the SAFE notes with granting Legacy Stardust Power an option to drawdown up an additional $15,000,000 on terms similar to existing SAFE notes prior to the First Effective Time. On April 24, 2024, Legacy Stardust Power amended and restated the August 2024 SAFE note and the November 2024 SAFE note. On May 1, 2024, Legacy Stardust Power amended and restated the February 2024 SAFE note. These amendments clarified the conversion mechanism in connection with the Business Combination. In accordance with the terms of the convertible equity agreements, immediately prior to the First Effective Time, the cash received pursuant to the SAFE note agreements automatically converted into 63,692 shares of Combined Company Common Stock.

On April 24, 2024, Legacy Stardust Power entered into a convertible equity agreement for $2,000,000 with AIGD. Further, Legacy Stardust Power entered into separate convertible equity agreements with other individuals for a total of $100,000 in April 2024, entered into based on similar terms to the AIGD convertible equity agreement. In accordance with the terms of the convertible equity agreements, immediately prior to the First Effective Time, the cash received pursuant to the convertible equity agreements automatically converted into 25,722 shares of Combined Company Common Stock.

Short-term loans

In December 2024, the Company entered into a binding Term Sheet ("**Endurance Term Sheet**") with Endurance Antarctica Partners II, LLC ("**Endurance**"), a related party, providing for a loan (the "**Endurance Loan**") in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Endurance Maturity Date**"). The Endurance Term Sheet contained customary representations and warranties and customary events of default. Pursuant to the Endurance Term Sheet, 550,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker, as defined in the Endurance Term Sheet with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Endurance Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock shall be no less than 50,000 shares. In addition, Endurance received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to Endurance.

In December 2024, the Company entered into binding Term Sheets ("**Investor Term Sheets**") with several lenders including DRE Chicago, LLC, a related party (collectively, the "**Investors**"), providing for loans (the "**Investor Loans**") in the aggregate principal amount of $1,800,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Investor Maturity Date**"). The proceeds of the Investor Loans are expected to be used by the Company for general corporate and working capital purposes. The Investor Term Sheets contained customary representations and warranties and customary events of default. Pursuant to the Investor Term Sheets, an aggregate of approximately 340,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to the Investors an aggregate of $2,700,000 in Common Stock as an Equity Kicker, as defined in the Investor Term Sheet with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Investor Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock issued to the Investors shall be no less than an aggregate of 36,000 shares. In addition, the Investors received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to the Investors.

Cash Flow

Summary

The following table summarizes our cash flows for the periods presented:

	Year ended December 31, 2025		Year ended December 31, 2024		Change	
Net cash used in operating activities...............................	$	(8,275,679)	$	(9,719,714)	$	1,444,035
Net cash used in investing activities		(3,400,462)		(4,791,363)		1,390,901
Net cash provided by financing activities		14,243,718		14,151,827		91,891
Net change in cash..	$	2,567,577	$	(359,250)	$	2,926,827

Cash Flows Used in Operating Activities

For the year December 31, 2025, net cash used in operating activities was $8,275,679, consisting of a $15,723,636 net loss, adjusted for $7,157,527 in non-cash charge for change in fair value of investments, common stock issued for the make whole provision, warrant liability and earnout shares, stock based compensation, amortization of the 2025 convertible note issuance costs, gain on extinguishment of liability due to credit received from vendor, loss on sale of IRIS Metals investment, loss on write off of promissory notes and deposit, and depreciation and a $290,430 net change in operating assets and liabilities, primarily driven by increase in accounts payable and other current liabilities which represent the various costs that are expected to be incurred as we ramped up operations during this period, and an increase in prepaid expenses.

For the year December 31, 2024, net cash used in operating activities was $9,719,714, consisting of a $23,753,863 net loss, adjusted for $15,515,723 non-cash charge for change in fair value of SAFE notes, 2024 convertible notes, investments, warrant liability, earnout shares, stock based compensation, finance charges and depreciation and a $1,481,574 net change in operating assets and liabilities, primarily driven by decrease of $1,433,575 in accounts payable and other current liabilities which represent the various costs that are expected to be incurred as we set up operations during this period, and an increase of $47,999 in prepaid expenses.

Cash Flows Used in Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $3,400,462, primarily representing $3,949,608 on account of capital project costs incurred for FEL-3 study related to construction of the refinery, $16,619 for land purchase, and $4,490 used for the purchase of computer and equipment. The increase was partially offset by cash proceeds from the sale of IRIS Metals investment by $570,255.

For the year ended December 31, 2024, net cash used in investing activities was $4,791,363, primarily representing $1,010,180 on account of capital project costs related to construction of the refinery, $1,623,946 for land purchase, $1,600,000 on investment in equity securities of IRIS Metals, $50,000 investments in other long-term assets, $492,000 used in the promissory notes issued and $15,237 used for the purchase of computer and equipment.

Cash Flows Provided by Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $14,243,718 related primarily to gross proceeds from consummation of public offerings of $10,270,400, cash received from issuance of 2025 convertible notes of $3,792,500, gross proceeds from a warrant inducement transaction of $2,971,040, proceeds from PIPE of $125,000, proceeds from short term loan of $337,244 and common stock issuance proceeds of $2,133,697 partially offset by repayment of short-term loans of $3,940,393, payment of transaction costs associated with public offering and warrant inducement of $1,343,832 and warrant exchange of $75,000 and payment of deferred transaction cost of $25,000.

For the year ended December 31, 2024, net cash provided by financing activities was $14,151,827 related primarily to proceeds from closing of the Business Combination including issuance of PIPE shares of $11,639,088, cash received from issuance of 2024 convertible notes of $2,100,000, proceeds from short-term loans from several investors of $2,060,000, proceeds from short-term loan from related parties of $2,000,000, exercise of warrants of $1,561,655, proceeds from PIPE of $425,000, proceeds from issuance of common stock of $260,927 and SAFE notes of $200,000, partially offset by deferred Business Combination transaction costs of $4,167,323, repayment of sponsor promissory notes of $1,562,834, and repayment of short-term loans of $324,415.

Operating and Capital Expenditure Requirements

The Company has not earned any revenue and has been operating at a loss since inception. The Company has an accumulated deficit and stockholders' deficit. These conditions raise substantial doubt about its ability to continue to finance operations over the next twelve months and is dependent upon management's plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company's operating and investing activities over the next one year. Our intended capital requirements depend on many factors including the capital expenditure required to set up our Facility, and undertake all activities necessary to start commercial production, prices of capital equipment, and preliminary costs. In the future, it will depend on our expansion of acquiring new assets/sites to have access and potential ownership of raw material. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. If additional financing is required from outside sources, over and above what we are intending to raise currently, we may not be able to raise it on acceptable terms or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected and may not be able to continue our intended operations as a going concern.

Commitments and Contractual Obligations

The Company entered into an engineering agreement with Primero USA, Inc. for $4,724,690 to provide a FEL-3 report which was fully paid off subsequent to year end by funds generated through financing discussed previously. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report for additional details regarding other contractual obligations and commitments as at December 31, 2025. While the Company has not entered into any other binding commitments, other strategic partnerships are being evaluated which could lead to future contractual obligations.

Summary of Critical Accounting Estimates

We believe that the following accounting policies and estimates involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. Although we believe that the estimates, we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Deferred Transaction Costs

In accordance with 'Codification of Staff Accounting Bulletins – Topic 5: Miscellaneous Accounting A. Expenses of Offering' ("**SAB Topic 5**"), public offering related costs, including legal fees and advisory and consulting fees, are deferred until consummation/completion of the proposed public offering. The Company has deferred $1,005,109 of related costs incurred towards the proposed public offering which was presented within current assets in the consolidated balance sheets as at December 31, 2023. During the year ended December 31, 2024, the Company deferred $6,496,114 of related costs incurred towards the public offering. After the consummation of the Business Combination, costs allocated to equity-classified instruments amounting to $7,501,223 were recorded as a reduction to additional paid-in capital. The Company deferred $116,121 of related costs incurred towards the proposed public offering which are presented within current assets in the consolidated balance sheet as at December 31, 2024. The Company consummated the public offering on January 27, 2025. After the consummation of the public offering, costs allocated to equity-classified instruments amounting to $86,121 were recorded as a reduction to additional paid-in capital. The remaining deferred costs of $30,000 attributable to a separate proposed offering was expensed as the transaction did not materialize during the year ended December 31, 2025. The Company deferred $25,000 of related costs incurred during the year ended December 31, 2025, towards the Purchase Agreement entered by the Company subsequent to year end with B. Riley Principal Capital II which are presented within current assets in the consolidated balance sheet as at December 31, 2025.

Income Taxes

Income taxes are recorded in accordance with Accounting Standard Codification ("**ASC**") 740, "Income Taxes" ("**ASC 740**"), which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We account for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We recognize any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Earnout Share Liability, SAFE Notes, and 2024 Convertible Notes

We account for the earnout share liability, SAFE notes, and 2024 convertible notes in accordance with the guidance in ASC 480, "Distinguishing Liabilities from Equity" and ASC 815-40, "Derivatives and Hedging," whereby it is accounted for as a liability which requires initial and subsequent measurements at fair value. This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company's consolidated statements of operations. The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE notes and 2024 convertible notes will convert into certain preferred stock; (ii) a change in control where the SAFE note and 2024 convertible note holders will have an option to receive a portion of the cash and other assets equal to the purchase amount; (iii) a dissolution event where the SAFE notes and 2024 convertible note holders will be entitled to the purchase amount subject to liquidation priority and (iv) achievement of Combined Company Common Stock price targets, where the earnout share liability will convert into certain number of shares of Common Stock. The value of the instrument is likely to vary significantly based on the probability of each of the conversion scenarios that occurs, and management will reassess such probability at each reporting period. These probabilities will ultimately be factored into the valuation of the instrument and will require third party valuation experts to assist in the determination of this value. The changes in value of the instrument could impact the consolidated financial statements materially and therefore constitute a critical estimate. The balance of the SAFE Notes, and 2024 Convertible Notes as at December 31, 2025, were nil.

Fair Value of Common Stock

Due to the absence of an active market for our Common Stock prior to consummation of the business combination, and in accordance with the American Institute of Certified Public Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the fair value of our Common Stock is estimated based on valuation carried out by third party appraisers and approved by our Board based on current available information and after exercising reasonable judgment. This estimate requires significant judgment and considers several factors, including:

- independent third-party valuations of our Common Stock;
- estimated probabilities of future liquidation scenarios;
- projected future cash flows provided by management;
- guideline public company information;
- discount rates;
- our actual operating and financial performance;
- current business conditions and projections;
- our stage of development;
- U.S. and global capital markets conditions; and
- expected volatility based on comparable public company stock performance over the time period being measured.

Probability weightings assigned to potential liquidity scenarios were based on management's expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. In the most heavily weighted scenarios, the enterprise valuation was calculated using a valuation approach based on a combination of the guideline public company approach, an income approach analysis with an option pricing model and a cost approach, to determine the amount of aggregate equity value allocated to our Common Stock.

In all scenarios, a discount for lack of marketability ("**DLOM**") was applied to arrive at a fair value of common shares. A DLOM accounts for the lack of marketability of shares that are not publicly traded.

Application of these approaches and methodologies involves the use of estimates, judgment and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, operations and cash flows, discount rates, industry and economic outlook, and the probability of and timing associated with potential future events. Changes in any or all estimates and assumptions or the relationships between those assumptions impact our valuations as of each relevant valuation date and may have a material impact on the valuation of our Common Stock. Estimates of the fair value of the Common Stock are used in the measurement of stock-based compensation. Following the Business Combination, it is no longer necessary to determine the fair value of our business as the Stardust Power Common Stock is now publicly traded.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual report for additional details regarding recent accounting pronouncements.

Segment Reporting

The Company reports segment information in the same way management internally organizes the business in assessing performance and making decisions regarding allocation of resources in accordance with ASC Topic 280, "*Segment Reporting*." The Company has a single reportable operating segment which operates as a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker ("**CODM**"), how the business is defined by the CODM, the nature of the information provided to the CODM, how the CODM uses such information to make operating decisions, and how resources and performance are accessed. The Company's CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has a single, common management team and our cash flows are reported and reviewed on a total-company basis.

Related Party Transactions

On September 18, 2024, the Company entered into a consulting agreement in the amount of $500,000 with DRE Chicago LLC, whose principal is Paramita Das. Ms. Das was onboarded as the Chief Strategy Officer and Senior Advisor to CEO of the Company. Additionally, as discussed above, in December 2024, the Company entered into a binding term sheet with DRE Chicago LLC and other Investors, providing for loan in the principal amount of $250,000 to DRE Chicago, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Maturity Date**"). In addition, the Company agreed to issue to DRE Chicago an aggregate of $375,000 in Common Stock as an Equity Kicker. In addition, DRE Chicago received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company has fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to DRE Chicago. Ms. Das terminated her employment with the Company in November 2025 and is no longer considered a related party as of December 31, 2025.

As discussed above, in December 2024, the Company entered into a binding term sheet ("**Endurance Term Sheet**") with Endurance Antarctica Partners II, LLC ("**Endurance**"), an affiliate of a director at the time and a shareholder, providing for a loan (the "**Endurance Loan**") in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing on March 2025 (the "**Endurance Maturity Date**"). In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker. In addition, Endurance received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company fully repaid the principal amount, the accrued interest and issued the equity shares and warrants to Endurance.

In March 2023, the Company entered into unsecured notes payable with three related parties. These notes payable provided the Company the ability to draw up to $1,000,000, in aggregate: $160,000 until December 31, 2023, and $840,000 until December 31, 2025. These loan facilities accrue interest, compounding semi-annually, at the long-term semi-annual Applicable Federal Rate, as established by the Internal Revenue Service, which effectively was 4.71% as of December 31, 2025. In June 2025, the Company drew $250,000 from Energy Transition Investors LLC, and repaid the amount in full during the same month. The Company has accrued interest of $422 during the year ended December 31, 2025, on the drawn amount.

Private Warrants

The Sponsor purchased from GPAC II an aggregate of 5,566,667 warrants at a price of $1.50 per warrant in a private placement that occurred simultaneously with the completion of the Company's initial public offering (the "**Private Warrants**"). At the closing of the Business Combination, Stardust Power acquired the net liabilities for GPAC II including the Private Warrants. Each Private Warrant entitles the holder to purchase one share of Common Stock at $115.0 per share. At December 31, 2025 there were 5,566,667 Private Warrants outstanding. As at December 31, 2025, the fair value of Private Warrants amounted to $556,110. The Company valued its Private Warrants based on the closing price of the Public Warrants since they are similar instruments.

Sponsor Earnout Shares

As part of the closing of the Business Combination, the Company issued 100,000 shares to the Sponsor. These shares are subject to vesting (or forfeiture) based on achieving certain trading price thresholds following the closing ("**Sponsor Earnout Shares**"). Fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Combined Company Common Stock price equals or exceeds$120.00 per share for a period of 20 trading days in a 30 trading day period, and the remaining fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Combined Company Common Stock price equals or exceeds $140.00 per share for a period of 20 trading days in a 30 trading day period. Upon the occurrence of a change in control, any remaining unvested Sponsor Earnout Shares become vested. Unvested Sponsor Earnout Shares will be forfeited if vesting does not occur prior to the eighth anniversary of the Closing Date. The Company assesses the fair value of expected earnout consideration at each reporting period using the Monte Carlo Method, which is consistent with the initial measurement of the expected earnout consideration. As of December 31, 2025, the fair value of Sponsor Earnout Shares amounted to $4,700.

Subsequent Events

See Note 19 to our consolidated financial statements included elsewhere in this report for additional details regarding subsequent events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Framework

Market risk represents the risk of losses, or financial volatility in our operations, that may result from the fluctuations of various factors. The scope of our market risk, management policies and procedures is expected to include market-sensitive data related to interest rate, liquidity, input and selling prices.

The Company's different types of market risk include:

Interest rate risk

Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the slope of the yield curve, changes in credit spreads, and the rate of prepayments on our interest-earning assets (e.g., inventories) and our funding sources (e.g., short-term financing) which finance these assets. Project finance and loan facilities are a key component of our financing strategy. Volatility in the interest rate market could impede our plans for growth.

Liquidity risk

Liquidity risk is the risk that we are unable to timely access necessary funding sources in order to operate our business, as well as the risk that we are unable to timely divest securities that we hold in connection with our sales and trading activities. The Company has been successful in equity financing in the past but there is no assurance that it will continue to be able to finance the Company with equity financing. The Company does not have substantial credit lines for financing the Company.

Credit risk

Credit risk refers to the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, borrower, or issuer. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. Credit risk also results from an obligor's failure to meet the terms of any contract with us or otherwise fail to perform as agreed. This may be reflected through issues such as settlement obligations or payment collections.

Operational risk

The success of our plan requires us to be able to operationally deliver on the project plan and timelines as projected by management. In order to mitigate and control operational risk, we expect to develop policies and procedures that are designed to help identify and manage operational risk at appropriate levels throughout the organization. We also expect to have business continuity plans in place that we believe should cover critical processes on a company-wide basis, and redundancies are built into our systems as we deem appropriate. These control mechanisms will be designed to help confirm that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. We are leveraging and intend to continue implementing established best practices for our industry to reduce operational risk.

Human Capital Risk

The success of our business is dependent upon the skills, expertise, industry knowledge and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals, particularly those having specialized technical knowledge in the exploration, extraction, and purification of brine from varying sources to produce battery-grade lithium, and employees who are motivated to serve the best interests of our clients, thereby serving the best interests of our Company. Attracting and retaining employees depends, among other things, on our Company's culture, management, work environment, geographic locations and compensation. There are risks associated with the proper recruitment, development and rewards of our employees to ensure quality performance and retention. We offer competitive compensation and benefits to retain human capital, intend to offer educational opportunities to allow advancement, and promote balance in work life conditions by offering hybrid work- from-home options.

Legal and regulatory risk

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and the loss to our reputation that we may suffer as a result of a failure to comply with laws, regulations, rules, related self-regulatory organization standards and codes of conduct applicable to our business activities. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We are in the process of setting up procedures that are designed to help promote compliance with applicable statutory and regulatory requirements, such as public company reporting obligations, regulatory net capital requirements, sales practices, potential conflicts of interest, anti-money laundering, privacy and recordkeeping. We also expect to establish procedures that are designed to require that our policies relating to ethics and business conduct are followed.

Market Risk Exposure

Interest Rate Risk

As of December 31, 2025, the Company did not have any significant risk for changes in interest rates.

Credit Risk

We are subject to credit risk with respect to our cash balances for those amounts in excess of the FDIC insured amount of $250,000. The Company has only one financial banking institution.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations for the year ended December 31, 2025, other than its impact on the general economy. However, we are currently operating in a more volatile inflationary environment due to macroeconomic conditions and have limited data and experience doing so in our history, particularly as we continue to invest in growth in our business. The principal inflationary factor affecting our business is higher costs. Our inability or failure to address challenges relating to inflation could harm our business, financial condition, and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stardust Power Inc. and Subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Stardust Power Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the two-year period ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the company's ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses during the year, has an accumulated deficit and stockholders' deficit. The Company expects to continue to incur significant costs in pursuit of its operating and investment plans. These costs exceed the Company's existing cash balance and net working capital. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company's operating and investing activities over the next year. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("**PCAOB**") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KNAV CPA LLP

KNAV CPA LLP

We have served as the Company's auditor since 2023.
Atlanta, Georgia
March 25, 2026

PCAOB ID - 2983

Stardust Power Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(all amounts in USD, except number of shares)

	As of December 31,	
	2025	**2024**
ASSETS		
Current assets		
Cash	$ 3,480,151	$ 912,574
Prepaid expenses and other current assets	573,834	606,331
Deferred transaction costs	25,000	116,121
Promissory notes	-	502,838
Total current assets	$ 4,078,985	$ 2,137,864
Property and equipment, net	1,757,271	1,755,947
Capital project costs	5,354,493	3,320,403
Investment in equity securities	37,374	1,496,422
Other long-term assets	547,169	312,501
Total assets	$ 11,775,292	$ 9,023,137
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 8,305,096	$ 10,264,117
Accrued liabilities and other current liabilities	4,836,999	4,722,687
Current portion of early exercised shares option liability	1,122	1,814
Current portion of convertible note	933,022	-
Short-term loans from related parties (Note 16)	-	5,875,000
Short-term loans	205,403	4,133,552
Total current liabilities	$ 14,281,642	$ 24,997,170
Warrant liability	1,042,036	2,451,237
Advance from PIPE investor	-	425,000
Earnout liability	4,700	532,700
Convertible note	2,259,984	-
Early exercised shares option liability	613	2,814
Total liabilities	$ 17,588,975	$ 28,408,921
Commitments and contingencies (Note 4)		
Stockholders' equity (deficit)		
Preferred stock, $0.0001 par value, 100,000,000 shares authorized, Nil shares issued and outstanding as at December 31, 2025, and December 31, 2024	-	-
Common stock, $0.0001 par value, 700,000,000 shares authorized, 9,869,558 and 4,773,628 shares issued and outstanding as at December 31, 2025, and December 31, 2024, respectively[1]	975	460
Additional paid-in capital	62,527,926	33,232,704
Accumulated deficit	(68,342,584)	(52,618,948)
Total stockholders' deficit	$ (5,813,683)	$ (19,385,784)
Total liabilities and stockholders' deficit	$ 11,775,292	$ 9,023,137

[1] Amounts have been adjusted to reflect the 1-for-10 reverse stock split that became effective on September 8, 2025. See Note 2 "Basis of presentation and summary of significant accounting policies" for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

Stardust Power Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(all amounts in USD, except number of shares)

	Year ended December 31, 2025	Year ended December 31, 2024
Revenue	$ -	$ -
General and administrative expenses	16,083,206[1]	17,972,828[1]
Operating loss	**(16,083,206)**	**(17,972,828)**
Other income (expenses)		
Interest income	12,014	10,838
Interest expense	(186,903)[2]	(50,454)[2]
Finance charge	(333,055)[3]	(7,579,713)[3]
Change in fair value of sponsor earnout shares	528,000	4,076,200
Change in fair value of warrant liability	1,409,201	(511,342)
Change in fair value of investment in equity securities	(708,988)	(322,134)
Change in fair value of convertible notes	-	(471,400)
Change in fair value of SAFE notes	-	(955,000)
Loss on write off of promissory notes and deposit	(564,844)	-
Loss on sale of investment in equity securities	(179,805)	-
Gain on extinguishment of liability	383,950	-
Other income	-	21,970
Total other income (expenses)	**359,570**	**(5,781,035)**
Net loss	**$ (15,723,636)**	**$ (23,753,863)**
Net loss per share[4]		
Basic	$ (2.13)	$ (5.55)
Diluted	$ (2.13)	$ (5.55)
Weighted average common shares outstanding[4]		
Basic	7,385,168	4,282,194
Diluted	7,385,168	4,282,194

[1]   Includes related party amounts of nil and $143,057 for the year ended December 31, 2025, and December 31, 2024, respectively.
[2]   Includes related party amounts of $58,651 and $20,937 for the year ended December 31, 2025, and December 31, 2024, respectively.
[3]   Includes related party amounts of nil and $3,875,000 for the year ended December 31, 2025, and December 31, 2024, respectively.
[4]   Amounts have been adjusted to reflect the 1-for-10 reverse stock split that became effective on September 8, 2025. See Note 2 "Basis of presentation and summary of significant accounting policies" for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

Stardust Power Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(all amounts in USD, except number of shares)

For the year ended December 31, 2024

	Common Stock[1]		Additional paid-in capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount			
Balance as at December 31, 2023	9,017,300	$ 87	$ 58,736	$ (3,793,585)	$ (3,734,762)
Retroactive application of recapitalization	32,482,472	3,936	(3,936)	-	-
Retroactive application of reverse stock split	(37,349,795)	(3,621)	3,621	-	-
Balance as at December 31, 2023	4,149,977	402	58,421	(3,793,585)	(3,734,762)
Net loss	-	-	-	(23,753,863)	(23,753,863)
Stock based compensation (Note 8)	-	-	9,750,511	-	9,750,511
Issuance of common stock	5,583	1	268,997	-	268,998
Synthetic at-the-market ("ATM") commitment fee	6,369	1	499,999	-	500,000
Transfer from early exercised stock liability on vesting	-	3	2,352	-	2,355
Repurchase of unvested early exercise stock options	(25,570)	-	-	-	-
Shares issued upon exercise of common stock warrants	13,580	1	1,626,618	-	1,626,619
Shares issued upon conversion of SAFE notes	63,692	6	6,367,194	-	6,367,200
Shares issued upon conversion of convertible notes	25,722	3	2,571,397	-	2,571,400
Issuance of common stock upon the reverse capitalization including PIPE financing, net of transaction costs	534,275	43	(5,483,062)	-	(5,483,019)
Transaction costs	-	-	(7,501,223)	-	(7,501,223)
Merger earnout shares (Note 3)	-	-	25,071,500	(25,071,500)	-
Balance as at December 31, 2024	4,773,628	460	33,232,704	(52,618,948)	(19,385,784)

For the year ended December 31, 2025

	Common Stock[1]		Additional paid-in capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount			
Balance as at December 31, 2024	4,773,628	$ 460	$ 33,232,704	$ (52,618,948)	$ (19,385,784)
Net loss	-	-	-	(15,723,636)	(15,723,636)
Stock based compensation (Note 8)	-	-	7,635,403	-	7,635,403
Issuance of common stock	638,048	64	2,133,633	-	2,133,697
Synthetic at-the-market ("ATM") commitment fee	35,753	3	157,312	-	157,315
Issuance of common stock and warrants from January 2025 public offering, net of offering costs	479,200	48	4,591,021	-	4,591,069
Issuance of common stock upon warrant inducement, net of offering costs	479,200	48	2,798,151	-	2,798,199
Transfer from early exercised stock liability on vesting	-	3	1,297	-	1,300
Repurchase of unvested early exercise stock options	(24,449)	-	-	-	-
Issuance of common stock for settlement of RSU	246,570	26	(26)	-	-
Issuance of common stock to short-term loan holders (Note 7)	173,184	17	6,199,983	-	6,200,000
Issuance of common stock to vendor	15,000	1	80,611	-	80,612
Common stock payment proposed to vendor, but not issued	-	-	302,250	-	302,250
Issuance of common stock under license arrangement (Note 6)	50,000	5	342,995	-	343,000
Issuance of common stock to PIPE investors	12,850	1	549,999	-	550,000
Issuance of common stock from June 2025 public offering, net of offering costs	2,260,000	226	3,945,449	-	3,945,675
Issuance of common stock upon warrant exchange, net of offering costs	730,689	73	(75,073)	-	(75,000)
Fractional share adjustment due to reverse stock split	(115)	-	(345)	-	(345)
Fair value of equity classified warrants issued in connection with convertible notes, net of issuance costs	-	-	632,562	-	632,562
Balance as at December 31, 2025	9,869,558	975	62,527,926	(68,342,584)	(5,813,683)

[1] Amounts have been adjusted to reflect the 1-for-10 reverse stock split that became effective on September 8, 2025. See Note 2 "Basis of presentation and summary of significant accounting policies" for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

Stardust Power Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(all amounts in USD, except number of shares)

	Year ended December 31, 2025	Year ended December 31, 2024
Cash flows from operating activities:		
Net loss	$ (15,723,636)	$ (23,753,863)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Stock based compensation	7,635,403	9,750,511
Gain on extinguishment of liability	(383,950)	-
Amortization of debt discount and debt issuance costs	33,068	-
Finance charges	-	6,807,702
Synthetic ATM commitment fee	-	500,000
Loss from change in fair value of common stock make-whole obligation	247,842	272,011
Loss on sale of investments	179,805	-
Change in fair value of investment in equity securities	708,988	322,134
Change in fair value of SAFE notes	-	955,000
Loss on write-off of promissory notes and deposit	564,844	-
Change in fair value of warrant liability	(1,409,201)	511,342
Change in fair value of 2024 convertible notes	-	471,400
Change in fair value of sponsor earnout shares	(528,000)	(4,076,200)
Non-cash marketing expense for proposed stock issuance to vendor	75,562	-
Depreciation expense	3,166	1,823
Loss on write off of deferred transaction cost	30,000	-
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	69,277	(47,999)
Accounts payable	(106,998)	(3,389,540)
Accrued liabilities and other current liabilities	328,151	1,955,965
Net cash used in operating activities	**$ (8,275,679)**	**$ (9,719,714)**
Cash flows from investing activities:		
Capital project costs	(3,949,608)	(1,010,180)
Land acquisition costs	(16,619)	(1,623,946)
Investment in equity securities	-	(1,600,000)
Proceeds from sale of investment in equity securities	570,255	-
Investment in other long-term assets	-	(50,000)
Purchase of property and equipment	(4,490)	(15,237)
Promissory notes issued	-	(492,000)
Net cash used in investing activities	**$ (3,400,462)**	**$ (4,791,363)**
Cash flows from financing activities:		
Proceeds from stock issuance, net of repurchases	2,133,697	260,927
Payment of equity issuance costs	-	(32,601)
Proceeds from issuance of notes payable to related parties	250,000	-
Repayment of notes payable to related parties	(250,000)	-
Proceeds from short-term loan from related parties (Note 16)	-	2,000,000
Repayment of short-term loan from related parties (Note 16)	(2,000,000)	-
Proceeds from short-term loan	337,244	2,060,000
Repayment of short-term loan	(1,940,393)	(324,415)
Proceeds from advance received from PIPE investor	125,000	425,000
Proceeds from investor for issuance of SAFE notes	-	200,000
Proceeds from public offerings	10,270,400	-
Proceeds from warrant inducement exercises	2,971,040	-
Transaction costs associated with public offerings and warrant inducement	(1,343,832)	-
Proceeds from exercise of warrants	-	1,561,655
Proceeds from issuance of convertible notes and warrants, net of transaction costs	3,792,500	2,100,000
Deferred transaction costs paid	(25,000)	(4,167,323)
Proceeds from business combination and issuance of PIPE shares	-	11,639,088
Transaction costs associated with issuance of common stock upon warrant exchange	(75,000)	-
Repayment of sponsor promissory notes	-	(1,562,834)
Repurchase of unvested shares	(1,593)	(7,670)
Payments for fractional share adjustment due to reverse stock split	(345)	-
Net cash provided by financing activities	**$ 14,243,718**	**$ 14,151,827**
Net increase/(decrease) in cash	**$ 2,567,577**	**$ (359,250)**
Cash at the beginning of the period	912,574	1,271,824
Cash at the end of the period	**$ 3,480,151**	**$ 912,574**
Supplemental disclosure for cash flow information:		
Interest paid	$ 152,321	$ 16,055
Taxes paid	5,150	3,173
Supplemental disclosure of non-cash investing and financing activities:		
Unpaid deferred transaction costs	$ -	$ 3,354,121
Conversion of legacy SAFE notes	-	64
Conversion of legacy convertible notes	-	26
Sponsor earnout share liability	-	4,076,200
Issuance of common stock to Sponsor	-	400
Net liabilities assumed upon closing of business combination	-	14,638,215
Issuance of common stock to non-redeeming shareholders	-	13
Unpaid capital project costs	158,470	2,310,223
Unpaid land purchase costs	-	16,619
Commitment and other fees for synthetic ATM	157,315	500,000
Unpaid finance charge related to common stock issuance to lenders	-	567,031
Finance charge related to Equity Kicker	-	6,200,000
Reclass of advances to capital project costs	236,235	-
Unpaid public offering issuance costs	560,664	-
Incremental fair value of warrant inducement	2,108,480	-
Issuance of common stock to short-term loan holders	6,200,000	-
Issuance of common stock to PIPE investors	550,000	-
Issuance of common stock to vendor	80,612	-
Issuance of common stock under license arrangement	343,000	-
Discount on convertible notes	1,467,172	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – DESCRIPTION OF THE COMPANY

Nature of Business

Stardust Power Inc. (the "**Company**" or "**Stardust Power**") formerly known as Global Partner Acquisition Corp II, a Delaware corporation, is an American developer of battery grade lithium products, designed to foster energy independence in the United States. While the Company has not earned any revenue yet, the Company is in the process of developing a strategically central, lithium refinery capable of producing up to 50,000 metric tpa of battery grade lithium.

Business Combination

On November 21, 2023, Stardust Power Operating Inc. entered into a business combination agreement (the "**Business Combination Agreement**") with Global Partner Acquisition Corp II ("**GPAC II**"), a Cayman Islands exempted company incorporated on November 3, 2020, Strike Merger Sub I, Inc. ("**First Merger Sub**"), a Delaware corporation and direct wholly owned subsidiary of GPAC II, and Strike Merger Sub II LLC ("**Second Merger Sub**"), a Delaware limited liability company and direct wholly owned subsidiary of GPAC II. On July 8, 2024, former Stardust Power Inc. was renamed Stardust Power Operating Inc.

On July 8, 2024 (the "**Closing Date**"), Legacy Stardust Power completed the business combination contemplated by the Business Combination Agreement (the "**Business Combination**"). GPAC II deregistered as a Cayman Islands exempted company and redomesticated in the State of Delaware as a Delaware corporation. As per the Business Combination Agreement, First Merger Sub merged into Legacy Stardust Power, with Legacy Stardust Power being the surviving corporation (the effective time of such merger being the "**First Effective Time**"). Legacy Stardust Power then merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the completion of the Business Combination, GPAC II was renamed Stardust Power Inc.

The common stock (the "**Common Stock**") and warrants of the Company are currently listed on Nasdaq under the symbol "SDST" and "SDSTW", respectively.

As per the Business Combination Agreement:

- Each share of common stock of Legacy Stardust Power ("**Legacy Stardust Power Common Stock**") issued and outstanding immediately prior to the First Effective Time converted into the right to receive the number of shares of combined company ("**Newco**") common stock ("**Newco Stock**") equal to the merger consideration divided by the number of shares of the Company fully diluted stock ("**per share consideration**").
- Each outstanding option to purchase Legacy Stardust Power Common Stock (each a "**Legacy Stardust Power Option**"), whether vested or unvested, automatically converted into an option to purchase a number of shares of Newco Stock equal to the number of shares of Newco Stock subject to such Legacy Stardust Power Option immediately prior to the First Effective Time multiplied by the per share consideration.
- Each share of Legacy Stardust Power Restricted Stock (as defined in the Business Combination Agreement) outstanding immediately prior to the First Effective Time converted into a number of shares of Newco Stock equal to the number of shares of Legacy Stardust Power Common Stock subject to such Stardust Power Restricted Stock multiplied by the per share consideration (the "**Exchanged Company Restricted Common Stock**").
- All outstanding redeemable public warrants and private warrants of GPAC II representing the right to purchase one Class A ordinary share were adjusted to represent the right to purchase one share of the Newco Stock.
- All outstanding GPAC Class A (after redemptions) and Class B common shares were cancelled and converted into shares of the Newco Stock.
- As consideration for certain Class A ordinary shareholders entering into non-redemption agreements ("**NRAs**") agreeing not to redeem or to reverse any redemption demands previously submitted, the Company issued 12,777 ordinary shares of Stardust Power at a price per share of approximately $100.00 per share at closing of the Business Combination.

- Additionally, the Combined Company issued 100,000 shares of Newco Stock to the Sponsor as additional merger consideration that vest in the event that prior to the eighth anniversary of the closing of the Business Combination. Fifty percent of the Sponsor Earnout Shares will vest when the volume-weighted average price ("**VWAP**") of the Common Stock price equals or exceeds $120.00 per share for a period of 20 trading days in a 30 trading day period, and the remaining fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Common Stock price equals or exceeds $140.00 per share for a period of 20 trading days in a 30 trading day period, or are otherwise forfeited. Upon the occurrence of a change in control, any remaining unvested Sponsor Earnout Shares become vested.
- Additionally, the Combined Company will issue 500,000 shares of Newco Stock to the holders of Legacy Stardust Power as additional merger consideration that vest in the event that prior to the eighth anniversary of the closing of the Business Combination, the volume-weighted average price of Company Common Stock is greater than or equal to $120.00 per share for a period of 20 trading days in any 30-trading-day period or there is a change of control, or are otherwise forfeited.
- Immediately prior to the closing of the Business Combination, the SAFE notes automatically converted into the 13,839 shares of Legacy Stardust Power Common Stock.
- Immediately prior to the closing of the Business Combination, the 2024 convertible notes automatically converted into 5,588 shares of Legacy Stardust Power Common Stock.
- Stardust Power issued 107,754 shares of Common Stock in exchange for $10,075,002 of cash in accordance with the terms of the PIPE Subscription Agreement ("**PIPE**") in connection with the Business Combination.

The Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, GPAC II has been treated as the acquired company for financial statement reporting purposes (refer to Note 3).

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("**U.S. GAAP**") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "**SEC**").

The consolidated financial statements include the accounts of Stardust Power Inc. and its wholly owned subsidiaries, Stardust Power LLC and Strike Merger Sub II, LLC. All material intercompany balances have been eliminated upon consolidation.

These consolidated financial statements are presented in U.S. dollars.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, useful life of assets, realization of deferred tax assets, and fair valuation of stock-based compensation, common shares purchase agreement, warrants, simple agreement for future equity notes (each a "**SAFE note**"), convertible notes and sponsor earnout shares. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the "**Exchange Act**")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Reverse Stock Split

On September 8, 2025, the Company effected a 1-for-10 reverse stock split of the Company's Common Stock (the "**Reverse Stock Split**"). As a result of the Reverse Stock Split, every 10 shares of the Company's Common Stock issued and outstanding were automatically converted into one new share of Common Stock. Proportionate adjustments were also made to (i) the exercise prices, and the number of shares underlying the Company's outstanding equity awards, as applicable, (ii) the number of shares issuable under the Company's equity incentive plans and certain existing agreements, and (iii) the number of shares purchasable upon exercise, and/or the exercise prices, of the Company's outstanding warrants to purchase shares of the Company's Common Stock. The Reverse Stock Split did not decrease the number of authorized shares of Common Stock and preferred stock or otherwise affect the par value of the Common Stock. No fractional shares were issued in connection with the Reverse Stock Split and any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole share. Stockholders who were otherwise entitled to receive fractional shares as a result of the Reverse Stock Split were paid cash in lieu thereof. All shares of the Company's Common Stock, per-share data and related information included in the accompanying consolidated financial statements have been retroactively adjusted as though the Reverse Stock Split had been effected prior to all periods presented.

Going Concern

The Company's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2025, the Company has $3,480,151 of unrestricted cash. The Company is a development stage entity having no revenues and has incurred a net loss of $15,723,636 for the year ended December 31, 2025. The Company has an accumulated deficit of $68,342,584 and stockholders' deficit of $5,813,683 as of December 31, 2025. The Company expects to continue to incur significant costs in pursuit of its operating and investment plans. These costs exceed the Company's existing cash balance and net working capital. These conditions raise substantial doubt about its ability to continue as a going concern.

On October 7, 2024, the Company entered into a Common Stock Purchase Agreement (the "**Prior B. Riley Purchase Agreement**") and a related Registration Rights Agreement (the "**Prior B. Riley Registration Rights Agreement**", and together with the Prior B. Riley Purchase Agreement, the "**Prior B. Riley Agreements**") with B. Riley Principal Capital II, LLC ("**B. Riley Principal Capital II**") to sell up to $50,000,000 of Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the Prior B. Riley Purchase Agreement, from time to time during the term of the Prior B. Riley Purchase Agreement. During the year ended December 31, 2025, the Company issued 638,048 shares of Common Stock aggregating to net proceeds of $2,069,685. (See Note 6). On December 11, 2025, the Company entered into a letter agreement with B. Riley Principal Capital II, pursuant to which the parties mutually agreed to terminate the Prior B. Riley Purchase Agreement, as amended and the related Prior B. Riley Registration Rights Agreement. As part of the termination, the Company agreed to satisfy the make-whole payment as per the terms of the Prior B. Riley Agreements of $471,942, in three equal portions: (i) through the issuance of restricted common stock priced at $4.40 per share and subject to resale registration, (ii) in cash upon the Company's next equity or convertible financing, and (iii) in connection with a future equity line, at-the-market program, or similar financing, or otherwise in cash if unpaid by September 30, 2026. On December 15, 2025, the Company issued 35,753 shares of common stock ("**Settlement Shares**") to B. Riley Principal Capital II and subsequent to the year end paid $157,314 cash to satisfy its obligation as per the terms of the Agreement (See Note 6).

Subsequent to year end, on February 12, 2026, the Company entered into a Common Stock Purchase Agreement (the "**B. Riley Purchase Agreement**") and a related Registration Rights Agreement (the "**B. Riley Registration Rights Agreement**", and together with the B. Riley Purchase Agreement, the "**B. Riley Agreements**") with B. Riley Principal Capital II, the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the B. Riley Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the B. Riley Purchase Agreement, from time to time during the term of the B. Riley Purchase Agreement. Sales of Common Stock pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the B. Riley Purchase Agreement. As of the date of this filing, the Company has issued 29,067 shares of Common Stock aggregating to net proceeds of $94,193.

On January 27, 2025, the Company consummated a public offering of 479,200 shares of Common Stock and accompanying warrants to purchase up to 479,200 shares of Common Stock at a public offering price of $12.00 per share and warrant with an exercise price of $13.00 generating aggregate gross proceeds of approximately $5,750,400 before offering expenses (See Note 6).

On March 16, 2025, the Company entered into a letter agreement (the "**Inducement Letter**") with a warrant holder (the "**Exercising Holder**") providing for the immediate cash exercise of outstanding warrants to purchase 479,200 shares of the Company's Common Stock at a reduced exercise price of $6.20 per share, generating aggregate gross proceeds of approximately $2,971,040 before related expenses. In connection with such exercise, the Company agreed to issue new common stock purchase warrants (the "**Inducement Warrants**") to purchase up to 958,400 shares of common stock at an exercise price of $7.00 per share, subject to shareholder approval and Nasdaq rules (See Note 6). On October 30, 2025, the Exercising Holder and the Company entered into a 'Securities Exchange Agreement' (the "**Exchange Agreement**") and agreed to exchange the 958,400 outstanding Inducement Warrants for 730,689 shares of Common Stock, with no other payment or any other additional consideration from the investor (See Note 6).

On June 18, 2025, the Company consummated a public offering of 2,150,000 shares of Common Stock at a public offering price of $2.00 per share, generating aggregate gross proceeds of approximately $4,300,000 before offering expenses. On June 25, 2025, the Company consummated the partial exercise of over allotment of the public offering, of 110,000 shares of Common Stock at a public offering price of $2.00 per share, generating additional aggregate gross proceeds of approximately $220,000 before offering expenses (See Note 6).

On December 23, 2025, the Company entered into a Securities Purchase Agreement (the "**Lind Securities Purchase Agreement**") with Lind Global Asset Management XIII LLC ("**Lind**") providing for up to $15,000,000 in senior secured convertible debt financing. Simultaneously, the Company initially drew down gross proceeds of approximately $4,000,000 in exchange for issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $4,800,000 (the "**2025 Convertible Note**") and a Common Stock Purchase Warrant, for the purchase of approximately 411,245 shares. (the "**Lind Warrant Shares**"). After deducting a commitment fee of $100,000 and other transaction-related costs, the Company received net cash proceeds of approximately $3,792,500 (See Note 12).

As of the date on which these consolidated financial statements were available to be issued, we believe that the cash on hand, and additional investments available through issuance of new Common Stock, will be inadequate to satisfy the Company's working capital and capital expenditure requirements for at least the next twelve months. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company's operating and investing activities over the next year. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Summary of Significant Accounting Policies

Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company is a newly incorporated company and has yet to construct its Facility and commence production. As a result, the Company has a limited operating history upon which to evaluate the business and future prospects, which subjects it to a number of risks and uncertainties, including the ability to plan for and predict future growth. Since the Company's founding, and the acquisition of the land for the establishment of the Facility, the Company has made significant progress towards site due diligence, engineering and techno-economic analysis for assessing suitability of the land and location. The refinery designs, brine extraction and transportation process of the Facility, process configurations, and control system of the Facility are representative of an industrial-scale battery-grade lithium production facility.

The Company expects that it will need to raise additional capital to support its development and commercialization activities. Significant risks and uncertainties to the Company's operations include failing to secure additional funding and the threat of other companies developing and bringing to market similar technology at an earlier time than the Company.

The Company's cash balance is held at one financial institution. As such, as at December 31, 2025, cash held with the financial institution exceeded federally insured limits.

Deferred Transaction Costs

In accordance with 'Codification of Staff Accounting Bulletins – Topic 5: Miscellaneous Accounting A. Expenses of Offering' ("**SAB Topic 5**"), public offering related costs, including legal fees and advisory and consulting fees, are deferred until the consummation/completion of the proposed public offering. The Company has deferred $1,005,109 of related costs incurred towards the proposed public offering which was presented within current assets in the consolidated balance sheets as at December 31, 2023. During the year ended December 31, 2024, the Company deferred $6,496,114 of related costs incurred towards the public offering. After the consummation of the Business Combination, costs allocated to equity-classified instruments amounting to $7,501,223 were recorded as a reduction to additional paid-in capital. The Company deferred $116,121 of related costs incurred towards the proposed public offering which are presented within current assets in the consolidated balance sheet as at December 31, 2024. The Company consummated the public offering on January 27, 2025. After the consummation of the public offering, costs allocated to equity-classified instruments amounting to $86,121 were recorded as a reduction to additional paid-in capital. The remaining deferred costs of $30,000 attributable to a separate proposed offering was expensed as the transaction did not materialize during the year ended December 31, 2025. The Company deferred $25,000 of related costs incurred towards the B. Riley Purchase Agreement entered by the Company subsequent to year end with B. Riley Principal Capital II which are presented within current assets in the consolidated balance sheet as at December 31, 2025.

Debt Issuance Costs

Debt issuance costs consist of expenditures associated with obtaining debt financing, principally legal and commitment fees. Such costs are deferred and amortized over the term of the related credit arrangements using a method that approximates the effective interest method. Debt issuance costs are included in the consolidated balance sheets as a direct deduction from the carrying amount of long-term debt and are included in Interest expense in the consolidated statements of operations. The payment of debt issuance costs is recorded under financing activities in the consolidated statements of cash flows.

Capital Project Costs and Property and Equipment, net

The Company had an exclusive option purchase agreement with the City of Muskogee, Oklahoma for 66 acres of undeveloped tract (excluding wetlands and creeks). On January 10, 2024, the Company entered into an agreement to exercise the option and purchase the land for an amount of $1,662,030. The Company capitalized an additional $78,535 as land for costs incurred for obtaining permits and title. On December 16, 2024, title to the land was transferred to the Company's name. The Company capitalized $3,320,403 towards capital project costs related to front-end loading and environmental studies done for setting up the refinery during the year ended December 31, 2024. During the year ended December 31, 2025, the Company capitalized an additional amount of $2,034,090 towards capital project costs. The construction of the Facility is still in progress and hence no depreciation is charged on capital project costs.

Property and equipment, net is stated at cost less accumulated depreciation and accumulated impairment loss. The Company depreciates computer and equipment using the straight-line method over the estimated economic useful lives of the asset, which are generally three to five years. Land is a non-depreciable asset and is stated at cost.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is estimated at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value of Measurement

ASC 820, "Fair Value Measurement", defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three fair value levels in the fair value hierarchy based upon the level of inputs that are significant to fair value measurement:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to its fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgements and consider factors specific to the asset or liability.

The Company's financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying amounts of certain financial assets and liabilities, including cash, other current assets, accounts payable and short-term loans approximate fair value because of the short maturity and liquidity of those instruments.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company nets the deferred tax assets and deferred tax liabilities from temporary differences arising from a particular tax-paying component of the Company within the same tax jurisdiction and presents the net asset or liability as long term. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although the Company believes that it has adequately reserved for uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustment to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

The Company elects to record interest accrued and penalties related to unrecognized tax benefits in the consolidated statements of operations as a component of provision for income taxes.

Investments in Equity Securities

Investments in equity securities with readily determinable fair values are accounted in accordance with ASC 321, Investment in Equity Securities. These investments are recorded at cost and subsequently measured at fair value with changes in fair value recognized in the Company's consolidated statements of operations.

SAFE notes

SAFE notes represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFE note in accordance with the guidance in ASC 480, "Distinguishing Liabilities from Equity" and ASC 815-40, "Derivatives and Hedging". For the SAFE notes outstanding as of December 31, 2023, the Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFE note includes terms that would affect the conversion of the note into shares based on the next round of financing. Since the instrument neither represents, nor is it indexed to an obligation to repurchase its own shares, the instrument does not represent any conditional obligation to settle the fixed monetary amount of the debt in a variable number of shares, the instrument is not a liability under ASC 480. The Company then assessed whether the instrument represents either an equity, derivative or a liability instrument per the guidance under ASC 815-40 and noted that due to the contingent settlement essentially representing a repayment of a fixed monetary amount, it would neither represent an instrument indexed to its own equity nor would it meet the definition of a derivative. Therefore, the note would be accounted for as a liability which requires initial and subsequent measurements at fair value. This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company's consolidated statements of operations.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE notes will convert into preferred stock; (ii) a SPAC transaction or an initial public offering where the SAFE notes will convert into common stock (iii) a change in control where the SAFE notes holders will have an option to receive a portion of the cash and other assets equal to the purchase amount and (iv) dissolution event where the SAFE notes holders will be entitled to the purchase amount subject to liquidation priority. Issuance cost incurred during the period March 16, 2023 (inception) to December 31, 2023, were expensed as incurred and presented separately in the consolidated statements of operations.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* ("**ASC 480**"), and ASC 815, *Derivatives and Hedging* ("**ASC 815**"). Management's assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period-end date while the warrants are outstanding.

Issued or modified warrants that meet all of the criteria for equity classification are recorded as a component of additional paid-in capital at the time of issuance. Issued or modified warrants that do not meet all the criteria for equity classification are recorded as a liability at their initial fair value on the date of issuance and subject to remeasurement each balance sheet date with changes in the estimated fair value of the warrants to be recognized as an unrealized gain or loss in the consolidated statements of operations. Cost associated with issuing the warrants accounted for as liabilities are charged to consolidated statements of operations when warrants are issued.

Short-term loans

The Company accounts for short-term loans, as a single liability measured at amortized cost. The carrying value of the liability equals the proceeds received from the issuance of the loan agreements, accrued premium less debt issuance costs. See "Note 7 – Short-term loans" for additional information.

Leases

At the inception of a contract, the Company performs an assessment of whether the contract is, or contains, a lease. The assessment is based on whether: (1) the contract involves the use of a distinct identified asset, (2) the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) the Company the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (5) the leased asset is so specialized that the asset will have little to no value at the end of the lease term. A lease is classified as an operating lease if it does not meet any one of the above criteria.

Operating and finance leases are recorded as right-of-use (ROU) assets and lease liabilities on the Company's consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable. When the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate, which is based on its collateralized borrowing capabilities over a similar term of the lease payments. When using the incremental borrowing rate, the Company utilizes the consolidated group incremental borrowing rate. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The Company has elected the practical expedient to account for lease and non-lease components as a single lease component. The Company has also elected not to record right of use assets and associated lease liabilities on the consolidated balance sheet for leases that have a term, including any reasonably assured renewal terms, of 12 months or less at the lease commencement date. The lease payments are recognized for these short-term leases in the consolidated statements of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company has entered into a lease agreement with Tower Lake LLC, for office space. The Company has not recognized any ROU asset and lease liability pursuant to this lease as it is a short-term lease. The Company recorded rent expense of $31,242 and $31,242 for the year ended December 31, 2025, and 2024, respectively in the consolidated statements of operations.

Subsequent to year end, in February 2026 the Company entered into a two-year sublease agreement with Chesmar Homes, LLC, for office space located in Houston, Texas. The monthly base rent under the agreement is $8,761 and the Company paid a security deposit of $17,523.

General and Administrative Expenses

General and administrative expenses primarily include compensation for employees, consultants, and advisors, legal and professional service fees, utilities, travel and other general overhead costs to support the Company's operations.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expenses, in accordance with ASC 720-35, "Other Expenses – Advertising Cost".

Stock-Based Compensation

The Company accounts for stock options, restricted share awards ("**RSAs**"), restricted stock units ("**RSUs**"), performance stock units ("**PSUs**"), to employees, consultants and other advisors, and directors based on their estimated fair value on the date of grant. The fair value of the Company's stock options is measured based on the grant-date fair value which is calculated using a Black-Scholes option pricing model. The Company evaluates the assumptions used to value option awards upon each grant of stock options. At the election of the grantees, the stock options granted by the Company are early exercisable at any time from the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares in the event of an employee's termination prior to full vesting at lower of original exercise price or fair market value as on the date the Company delivers the Repurchase Notice. The consideration received for an early exercise of an unvested option is considered as deposit of the exercise price and the related amount is recorded as a liability. The liabilities are reclassified into common stock and additional paid-in capital as the awards vest. The shares are included in common stock on the consolidated statements of stockholders' equity (deficit) as at December 31, 2025, and 2024, and are not included in the calculation of basic net loss per share attributable to common stockholders for the year ended December 31, 2025, and December 31, 2024. However, the early exercised shares are included in calculation of diluted net loss per share attributable to common stockholders for the year ended December 31, 2025, and for the period ended December 31, 2024, to the extent they are not anti-dilutive.

The fair value of RSUs awarded is based on the closing price of the Company's common stock, as reported on Nasdaq on the date of grant. The fair value and derived service period of PSUs with market-based conditions is estimated using the Monte Carlo valuation model. The Company evaluates the assumptions used to value PSU awards upon each grant of PSUs.

Stock-based compensation expense associated with service and market-based conditions for RSUs will be recognized over the longer of the expected achievement period for the service condition and market condition. Stock-based compensation expense associated with PSUs is recognized over the longer of the expected achievement period for the performance condition and the service condition The Company generally recognizes stock-based compensation expense for RSUs with only service condition on a straight-line basis over the vesting term and RSUs /PSUs with service and market-based conditions, respectively, on graded vesting method over the vesting term. The Company accounts for forfeitures as they occur.

Net Loss per Share

The Company adopted ASC 260, *"Earnings per Share"*, at its inception. Basic net loss per share is calculated by dividing the net loss by the weighted average number of Common Stock outstanding for the period. Diluted loss per share is calculated by dividing the Company's net loss available to common stockholders by the diluted weighted average number of shares outstanding for the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as at the first of the year for any potentially dilutive debt or equity. Potential common shares from unvested restricted stock options, earnouts and common stock warrants are computed using the treasury stock method. Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("**FASB**"), under its ASC or other standard setting bodies, and adopted by the Company as of the specified effective date.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual consolidated financial statements that have not yet been issued or made available for issuance. The Company adopted ASU 2023-09 in 2025, with prospective application. See Note 18- Income Taxes for further information.

Stardust Power Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements Not Yet Adopted

With the exception of those listed below, the Company has reviewed the accounting pronouncements issued during the year ended December 31, 2025, and concluded they were either not applicable or not expected to have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which is referred to as ASU 2024-03. ASU 2024-03 requires public entities to disclose detailed information about specific types of expenses included within the expense captions presented on the face of the income statement. While ASU 2024-03 does not alter the presentation of expense captions on the face of the income statement, it introduces requirements for disaggregating certain expense captions into specified categories within the footnotes to the consolidated financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and accompanying footnotes.

NOTE 3 – REVERSE RECAPITALIZATION

As mentioned above in Note 1, the Business Combination was closed on July 8, 2024, and has been accounted for a reverse recapitalization because Legacy Stardust Power has been determined to be the accounting acquirer pursuant to ASC 805, "*Accounting for Business Combinations*", based on the evaluation of the following facts and circumstances:

- Stardust Power shareholders who controlled Legacy Stardust Power prior to the Business Combination, retained the majority voting interest in the Combined Company immediately after the Business Combination;
- Legacy Stardust Power has the ability to elect a majority of the members of the Combined Company's governing body;
- Legacy Stardust Power's senior management makes up the senior management of the Combined Company;
- The Combined Company assumed Stardust Power's name.

Therefore, as there was no change in control, the Business Combination was accounted for as a common control transaction with respect to Legacy Stardust Power along with a reverse recapitalization of the Company. Under the Business Combination, while GPAC II was the legal acquirer, it has been treated as the "acquired" company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy Stardust Power issuing stock for the net assets of GPAC II, accompanied by a recapitalization. The net assets of GPAC II have been stated at historical cost, with no goodwill or other intangible assets recorded.

Immediately following the Business Combination, there were 4,773,665 shares of Common Stock outstanding with a par value of $0.0001 per share. The above includes 100,000 Sponsor Earnout Shares which were also issued at closing. While the Earnout Shares are legally issued and restricted, they are not considered outstanding for accounting purposes until resolution of the earnout contingency. Additionally, there were 5,566,667 Private Placement Warrants (defined below) and 4,999,929 of the Company's detachable redeemable warrants and distributable redeemable warrants (the "**Public Warrants**") outstanding representing a right to purchase 1,056,659 Newco Stock.

Immediately prior to the closing of the Business Combination, the total number of Legacy Stardust Power ordinary shares issued and outstanding was 901,730. Further, as consideration for certain Class A ordinary shareholders entering into NRAs agreeing not to redeem or to reverse any redemption demands previously submitted, the Company issued 12,777 Class A ordinary shares of Stardust Power. The shares are fully vested, nonforfeitable equity instruments.

Pursuant to the Business Combination Agreement, the former owners of Legacy Stardust Power were granted and will have the ability to earn, in the aggregate, an additional 500,000 shares of Common Stock ("**Merger Earnout Shares**") if the daily volume weighted average price of the Common Stock is greater than or equal to $120.00 for any 20 trading days within a 30 trading day period (or a change of control of the Company occurs), during the period commencing on the Closing Date and ending on the eighth anniversary of the Closing Date. There are no service conditions or any requirement for the participants to provide goods or services in order to vest in the Merger Earnout Shares. Accordingly, we determined that the Merger Earnout Shares are not within the scope of ASC 718. Further, since the Merger Earnout Shares represent a freestanding equity-linked financial instrument, we evaluated the requirements of ASC 480 and concluded that the Merger Earnout Shares should not be classified as a liability and instead is a financial instrument within the scope of ASC 815.

The Merger Earnout Share arrangement contains two exercise contingencies – the daily volume weighted average stock price and a change of control neither of which is based on an observable market or an observable index other than one based on the Company's stock. Further, with respect to settlement provisions, we noted that no provisions impact the fixed number of shares to be issued upon settlement, except for adjustments for standard anti-dilutive provisions. Furthermore, the equity classification conditions in ASC 815-40-25 are also met. Therefore, in accordance with ASC 815-40, the Earnout Shares are indexed to the Common Stock and are accordingly classified as equity. As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date, amounting to $25,071,500 has been accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger.

The Earnout Shares were valued using the following assumptions under the Monte Carlo Model that assumes optimal exercise of the Company's redemption option at the earliest possible date:

Market price of public stock	$ 97.4
Expected term (years)	8 years
Volatility	60.00%
Risk-free interest rate	4.25%
Dividend rate	0.00%

The number of shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination were:

Stardust Power rollover equity [1][2]	4,239,392
GPAC II public shareholders [3][4]	13,742
Sponsor [5][6]	400,000
PIPE [7]	107,754
Non-redemption shares [8]	12,777
Total Shares issued and Outstanding	**4,773,665**

[1] Includes eight shareholders, whose shares are not subject to lock-up or transfer restrictions.
[2] Includes (i) 89,413 shares of Combined Company Common Stock issued in exchange for shares of Legacy Stardust Power Common Stock with the conversion of the SAFE notes and convertible equity agreements and (ii) 4,149,977 shares of Combined Company Common Stock issued in accordance with the Business Combination Agreement underlying the Exchanged Company Restricted Common Stock.
[3] Excludes 4,999,929 Public Warrants that converted automatically into 10 warrants exercisable for one share of Common Stock.
[4] Reflects the reclassification of $1,564,086 of cash held in trust account, after reversal of redemptions of 288 shares at $113.8 per share, post June 30, 2024, resulting in a net increase of $1,564,086, net of redemptions, in cash.
[5] Excludes 5,566,667 Private Placements Warrants that converted automatically into 10 warrants exercisable for one share of Common Stock.
[6] Includes 100,000 Sponsor Earnout Shares (as defined in the Business Combination Agreement). While the Earnout Shares are legally issued, they are subject to forfeiture based on vesting conditions not being met. (See Note 17).
[7] Reflects the receipt of $10,075,002 of PIPE proceeds resulting in issuance of 107,754 shares with the corresponding impact of $108 in Combined Company Common Stock and the balance impact being booked to additional paid-in capital.
[8] Includes 12,777 shares of Combined Company Common Stock issued to GPAC II shareholders entering into NRAs.

Upon the closing of the Business Combination and the PIPE financing, the Company received net cash proceeds of $9,154,761. The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statements of stockholders' deficit for the year ended December 31, 2024:

	Recapitalization
Cash proceeds from GPAC II, net of redemptions	1,564,086
Cash proceeds from PIPE financing	$ 10,075,002
Less: Cash payment of assumed liabilities of GPAC II	(921,493)
Less: Settlement of sponsor promissory notes	$ (1,562,834)
Net cash proceeds upon closing of the Business Combination and PIPE financing	9,154,761
Less: Non-cash net liabilities assumed from GPAC II	(14,638,215)
Net charge to additional paid-in-capital as a result of the Business Combination reported in stockholder's (deficit)	(5,483,454)

Legacy Stardust Power incurred $7,501,223 as transaction costs related to the Business Combination. Refer Note 2 Deferred Transaction Costs for details.

Sponsor Earnout Shares

As part of the closing of the Business Combination, the Company issued 100,000 shares to Sponsor. These shares are subject to vesting (or forfeiture) based on achieving certain trading price thresholds following the closing ("**Sponsor Earnout Shares**"). Fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Common Stock price equals or exceeds $120.00 per share for a period of 20 trading days in a 30 trading day period, and the remaining fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Common Stock price equals or exceeds $140.00 per share for a period of 20 trading days in a 30 trading day period. There are no service conditions or any requirement for the participants to provide goods or services in order to vest in the Sponsor Earnout Shares. Accordingly, we determined that the Sponsor Earnout Shares are not within the scope of ASC 718. The accounting for the Sponsor Earnout Shares was evaluated under ASC Topic 480, "Distinguishing Liabilities from Equity", and ASC Subtopic 815-40, "Derivatives and Hedging — Contracts in Entity's Own Equity", to determine if the Sponsor Earnout Shares should be classified as a liability or within equity. As part of the analysis, it was determined that the Sponsor Earnout Shares subject to vesting are freestanding from other shares of Combined Company Common Stock held by the Sponsor and do not meet the criteria in ASC 815-40 to be considered indexed to the Combined Company Common Stock, due to the settlement provisions including a change in control component which could impact the number of the Sponsor Earnout Shares are ultimately settled for, which is not an input to a fixed-for-fixed option pricing model. As a result, the Sponsor Earnout Shares will be classified as a liability. Subsequent changes in the fair value of the Sponsor Earnout shares will be reflected in the consolidated statements of operations.

Upon the occurrence of a change in control, any remaining unvested Sponsor Earnout Shares become vested. Unvested Sponsor Earnout Shares will be forfeited if vesting does not occur prior to the eighth anniversary of the Closing Date. The Company assesses the fair value of expected earnout consideration at each reporting period using the Monte Carlo Method, which is consistent with the initial measurement of the expected earnout consideration. The Company did not perform a fair valuation of expected earnout consideration using the Monte Carlo method as of December 31, 2025, as the Company determined that change in fair value is deemed immaterial to the fair value of earnout consideration. As at December 31, 2025, and 2024, the fair value of Sponsor Earnout Shares amounted to $4,700 and $532,700, respectively.

The Sponsor Earnout Shares were valued using the following assumptions under the Monte Carlo Model that assumes optimal exercise of the Company's redemption option at the earliest possible date:

	March 31, 2025	December 31, 2024
Market price of public stock	$ 4.71	35.8
Expected term (years)	7.27 years	7.52 years
Volatility	75.00%	65.00%
Risk-free interest rate	4.10%	4.50%
Dividend rate	0.00%	0.00%

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Certain conditions may exist as at the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. The Company monitors the arrangements that are subject to guarantees in order to identify if the obligor who is responsible for making the payments fails to do so. If the Company determines it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees. The methodology used to estimate potential loss related to guarantees considers the guarantee amount and a variety of factors, which include, depending on the counterparty, the latest financial position of the counterparty, actual defaults, historical defaults, and other economic conditions. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

On October 10, 2023, Legacy Stardust Power entered into a non-binding (except for the confidentiality provision) letter of intent with QX Resources Limited, an Australian limited liability company ("**QXR**"), to negotiate an agreement to work together collaboratively and in good faith to assess the lithium brines contained in QXR's Liberty Lithium Brine Project (the "**Project**"). QXR is earning into 75% of the Project situated in Inyo County, California, by way of an earn-in agreement with IG Lithium LLC ("**IGL**") and QXR intends to use either evaporation or direct extraction technology to produce a concentrated lithium product or other lithium products.

On August 4, 2024, the Company entered into an engineering agreement (the "**Primero Agreement**") with Primero USA, Inc. ("**Primero**") pursuant to which Primero agreed to provide certain engineering, design and consultancy professional services, including to assist in procurement of major equipment, engage relevant third parties for construction and provide a FEL 3 report of the Company's Facility at Southside Industrial Park, in Muskogee, Oklahoma. The total amount due pursuant to the Primero Agreement, assuming full performance, was approximately $4,724,690 in the aggregate, subject to customary potential adjustments. As at December 31, 2025, and December 31, 2024, the total performance pending to be performed and billed by Primero is nil and $1,855,911, respectively.

On February 7, 2025 (the "**License Agreement Effective Date**"), the Company executed an exclusive license agreement (the "**License Agreement**") with KMX Technologies, Inc. a Delaware corporation ("**KMX**"). Under the terms of the License Agreement, KMX agreed to irrevocably license to the Company the use of KMX's vacuum membrane distillation technology ("**VMD Technology**") and associated processes and systems (including units incorporating the VMD Technology ("**KMX VMD Units**")) for use in the Company's refining and upstream operations. Among other obligations set forth in the License Agreement, the Company shall be required to exclusively purchase all KMX VMD Units from the Licensor during the term of the License Agreement on the terms and conditions set forth therein.

On October 20, 2025, the Company entered into a non-binding letter agreement with Prairie Lithium Limited ("**Prairie**"), an Australia-based company, for the supply of 6,000 metric tons per annum of lithium carbonate equivalent ("**LCE**") in the form of lithium chloride. The lithium chloride is sourced from the Prairie Lithium Project in Saskatchewan, Canada and will be used as feedstock at Stardust Power's lithium processing facility in Muskogee, Oklahoma. The initial contract term would span 6 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for two additional six year terms.

On October 31, 2025, the Company entered into a non-binding letter agreement with Mandrake Resources Limited ("**Mandrake**"), an Australia-based company, for the supply of 7,500 metric tons per annum of LCE in the form of lithium chloride. The initial contract term would span 12 years starting from the date on which first commercial shipment is received by the Company, with the option for the Company to renew for an additional six-year term.

Legal proceedings

From time to time we may be involved in certain legal and regulatory proceedings, as well as demands, investigations and claims that arise in the ordinary course of our business. The ultimate outcome of any litigation is often uncertain, and unfavorable outcomes could have a negative impact on our results of operations and financial condition. We make a provision for a liability relating to legal matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In our opinion, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position, nor is it possible to provide an estimated amount of any such loss. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect our future financial position, results of operations, or cash flows, or all in a particular period.

On July 7, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York, captioned H.C. Wainwright & Co., LLC v. Stardust Power, Inc., Case No: 654037/2025. The complaint names the Company as a defendant, and alleges among other things, that the Company breached an engagement agreement with the plaintiffs. The plaintiffs seek, among other things, payment of all purported unpaid sums due under such engagement agreement. On September 19, 2025, the Company filed its answer in response to the complaint, in which it denied all liability and asserted several affirmative defenses. The action is proceeding to the discovery stage and for further proceedings. The Company plans to vigorously defend against the lawsuit.

NOTE 5 – BALANCE SHEET COMPONENTS

Prepaid expenses and other current assets	December 31, 2025	December 31, 2024
Prepaid expenses	$ 548,524	$ 358,331
Deposit	10,000	246,235
Other current assets	15,310	1,765
Total	**$ 573,834**	**$ 606,331**

Property and equipment, net	December 31, 2025	December 31, 2024
Land	$ 1,740,565	$ 1,740,565
Computer and equipment	21,701	17,211
Property and equipment, gross	1,762,266	1,757,776
Accumulated depreciation	(4,995)	(1,829)
Total	**$ 1,757,271**	**$ 1,755,947**

Depreciation expense was $3,166 and $1,823 for the year ended December 31, 2025, and December 31, 2024, respectively.

Other long-term assets	December 31, 2025	December 31, 2024
Non-current portion of prepaid expense	$ 547,169	$ 262,501
Long-term deposit	-	50,000
Total	**$ 547,169**	**$ 312,501**

Accounts payable	December 31, 2025	December 31, 2024
Vendors	$ 8,292,335	$ 10,259,060
Due to employees	12,761	5,057
Total	**$ 8,305,096**	**$ 10,264,117**

Accrued liabilities and other current liabilities	December 31, 2025	December 31, 2024
Accrued expenses	$ 1,748,808	$ 1,787,985
Capital market advisory fees	1,419,388	1,500,000
Personnel related liabilities	1,667,247	1,400,141
Accrued interest	1,556	34,561
Total	**$ 4,836,999**	**$ 4,722,687**

NOTE 6 – COMMON STOCK

On July 8, 2024, the Common Stock and warrants began trading on Nasdaq under the ticker symbols "SDST" and "SDSTW", respectively.

Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors (the "**Board**"), subject to prior rights of the convertible preferred stockholders. Shares of Common Stock issued and outstanding on the consolidated balance sheet and consolidated statement of stockholders' deficit includes shares related to restricted stock that are subject to repurchase.

The Company is authorized to issue 700,000,000 and 100,000,000 shares, par value of $0.0001 per share, of Common Stock and Preferred stock, respectively. At December 31, 2025, the Company had 9,869,558 shares of Common Stock issued and outstanding. Not reflected in the shares issued and outstanding as of December 31, 2025, is approximately 67,000 shares of Common Stock related to shares issued to a vendor and restricted stock units that vested in 2025, but have not yet been settled and issued. As of December 31, 2024, the Company had 4,773,628 shares of common stock, par value $0.0001, issued and outstanding.

Common Stock Purchase Agreement

On October 7, 2024, the Company entered into the Prior B. Riley Agreements. Pursuant to the Prior B Riley Agreements, the Company has the right, in its sole discretion, to sell to B. Riley Principal Capital II, LLC up to the lesser of (i) $50.0 million of Common Stock, and (ii) the Exchange Cap (as defined below) (subject to certain conditions and limitations), from time to time during the 36-month term of the Prior B. Riley Agreements. Under the applicable NASDAQ rules, the Company may not issue to B. Riley Principal Capital II under the Prior B. Riley Agreements more than 9,569,700 shares of Common Stock, which number of shares is equal to 19.99% of the common shares outstanding immediately prior to the execution of the Prior B. Riley Agreements unless certain exceptions are met (the "**Exchange Cap**"). The purchase price of the shares of common stock were determined by reference to the VWAP of the common stock during the applicable purchase date, less a fixed 3% discount to such VWAP. Additionally, B. Riley Principal Capital II cannot acquire shares that would result in its beneficial ownership exceeding 4.99% of Stardust Power's outstanding shares. The Exchange Cap does not apply if the average share price exceeds $77.020 per share but will remain in place if this threshold is not met and stockholder approval is not obtained. The Company evaluated this common stock purchase agreement to determine whether they should be accounted for considering the guidance in ASC 815-40, "Derivatives and Hedging - Contracts on an Entity's Own Equity" ("**ASC 815-40**") and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting as a derivative. The Company has analyzed the terms of the freestanding purchased put right and has concluded that it had insignificant value as of December 31, 2024.

Upon executing the Prior B. Riley Agreements, the Company also issued 6,369 shares of Common Stock called Commitment Shares to B. Riley Principal Capital II, LLC as a consideration for this agreement. These shares, valued at $78.5 each (based on Nasdaq's closing price on October 4, 2024), represent 1.0% of B. Riley Principal Capital II's $50 million purchase commitment under the agreement. The cost of this on the effective date of the purchase agreement was $500,000 and is a component of finance charges in the accompanying consolidated statements of operations for the year ended December 31, 2024. Regarding the aforementioned commitment shares, the Prior B. Riley Agreements specifies the following:

a) If B. Riley Principal Capital II's resale of the Commitment Shares yields less than $500,000 by specified dates, the Company may need to pay up to $500,000 in cash ("make-whole" payment)
b) No cash payment will be made if B. Riley Principal Capital II net proceeds from reselling the shares meet or exceed $500,000.
c) If B. Riley Principal Capital II's resale proceeds exceed $500,000, it will pay the Company 50% of the amount above $500,000.

Under the terms of the Prior B. Riley Agreements, if the aggregate proceeds received by B. Riley Principal Capital II from its resale of the Commitment Shares is less than $500,000 then, upon notice by B. Riley Principal Capital II, the Company must pay the difference between $500,000, and the aggregate proceeds received by B. Riley Principal Capital II from its resale of the Commitment Shares. On December 31, 2024, the fair market value of the Commitment Shares was $227,989. Therefore, the Company's make-whole obligation was $272,011, and this amount was recorded in Accrued expenses and other current liabilities in the accompanying consolidated balance sheet as at December 31, 2024.

The Company agreed to reimburse B. Riley Principal Capital II, LLC an amount of $75,000 for legal fees related to the Prior B. Riley Agreements, with $25,000 paid upfront and $50,000 withheld by B. Riley Principal Capital II, LLC from 50% of the purchase price of shares acquired in initial and subsequent purchases under the agreement until the full amount is covered. If the $50,000 is not fully withheld by December 31, 2025, or upon agreement termination, the Company must pay the remaining balance in cash. Additionally, the Company will reimburse up to $5,000 per fiscal quarter for B. Riley Principal Capital II, LLC's legal fees related to due diligence and related matters.

The Company issued 638,048 shares of Common Stock through December 31, 2025, aggregating to net proceeds of $2,069,685 under the Prior B. Riley Agreements.

On December 11, 2025, the Company entered into a letter agreement with B. Riley Principal Capital II, pursuant to which the parties mutually agreed to terminate the Prior B. Riley Agreements. As part of the termination, the Company agreed to satisfy the make-whole payment as per the terms of the Prior B. Riley Agreements of $471,942, in three equal portions: (i) through the issuance of restricted common stock priced at $4.40 per share and subject to resale registration, (ii) in cash upon the Company's next equity or convertible financing, and (iii) in connection with a future equity line, at-the-market program, or similar financing that the Company is currently working on with the Investor or its affiliate, or otherwise in cash if unpaid by September 30, 2026. On December 15, 2025, the Company issued 35,753 shares of common stock ("**Settlement Shares**") to B. Riley Principal Capital II to satisfy one-third of the make-whole payment as per the terms of the Agreement. As of December 31, 2025, the fair value of the Settlement Shares was $109,405 which was less than one-third of the make whole obligation of $157,315. Accordingly, the Company recorded an accrual of $47,910 representing the differential between the fair value of the Settlement Shares as of December 31, 2025, and one-third of the make-whole obligation. As of December 31, 2025, the total make-whole obligation balance amounted to $362,538 and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The change in the fair value of the make-whole obligation is recorded as a component of finance charges in the accompanying consolidated statements of operations for the year ended December 31, 2025.

Subsequent to year end, on February 12, 2026, the Company entered into the B. Riley Agreements with B. Riley Principal Capital II, the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the B. Riley Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of Common Stock to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the B. Riley Purchase Agreement, from time to time during the term of the B. Riley Purchase Agreement. Sales of Common Stock pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement. As of the date of this filing, the Company has issued 29,067 shares of Common Stock aggregating to net proceeds of $94,193. The Company is currently evaluating the appropriate accounting treatment for the B. Riley Agreements.

Public Offering and Warrant Inducement

On January 27, 2025, the Company consummated a public offering of 479,200 shares of Common Stock and accompanying warrants to purchase up to 479,200 shares of Common Stock at a public offering price of $12.00 per share and warrant, generating aggregate gross proceeds of $5,750,400 before offering expenses of $1,159,331. The common stock purchase warrants, exercisable at $13.00 per share and expiring five years from issuance, were issued under an effective registration statement on Form S-1 (File No. 333-284298) filed by the Company with the SEC under the Securities Act of 1933, as amended (the "**Securities Act**") that became effective on January 23, 2025. The Company evaluated the common stock purchase warrants issued under this public offering to determine whether they should be accounted for considering the guidance in ASC 815-40, "Derivatives and Hedging - Contracts on an Entity's Own Equity" ("**ASC 815-40**") and concluded that the warrants are freestanding and are indexed to the Company's own stock and are classified as equity.

On March 16, 2025, the Company entered into the Inducement Letter with the Exercising Holder providing for the immediate cash exercise of outstanding warrants to purchase 479,200 shares of the Company's Common Stock at a reduced exercise price of $6.20 per share. In order to further incentivize the early exercise of these outstanding warrants, the Company also agreed to issue Inducement Warrants to purchase up to 958,400 shares of Common Stock at an exercise price of $7.00 per share, subject to shareholder approval and Nasdaq rules. Pursuant to the Inducement Letter, the warrant holders exercised the outstanding warrants on March 18, 2025, and the Company received gross proceeds of $2,971,040 before cash offering expenses of $172,841. In connection with the Inducement Letter, the Company entered into a financial advisory services agreement with the placement agent, pursuant to which the Company agreed to pay a cash fee of 4% of the cash proceeds raised in the offering, in addition to reimbursement for certain expenses.

The Company evaluated the common stock purchase warrants issued under this inducement offer to determine whether they should be accounted for considering the guidance in ASC 815-40, "Derivatives and Hedging - Contracts on an Entity's Own Equity" ("**ASC 815-40**") and concluded that the warrants are freestanding and are indexed to the Company's own stock and are classified as equity. The Company recognized the incremental fair value due to effect of the modification of approximately $2,108,480 as an equity issuance cost and charged the same against proceeds. The incremental fair value of the warrants resulting from the modification (comprising of decrease in exercise price from $13.00 to $6.20 per share and the issue of additional 9,584,000 warrants) was measured as the excess of the fair value of the modified warrants over the fair value of the original warrants immediately before modification. The Company estimated the fair value of the warrants immediately before the modification and the fair value of the New Inducement Warrants after the modification using the Black-Scholes valuation model with an expected term of 5.00 years, expected volatility of 75%, dividend yield of 0%, and risk-free interest rate of 4.11%.

On October 30 2025, the Company entered into the Exchange Agreement with the Exercising Holder. Pursuant to the Exchange Agreement, the Exercising Holder agreed to irrevocably exchange the Warrant Shares, for newly issued shares of Common Stock at an exchange ratio of 1.31 Warrant Shares for 1 share of Common Stock, resulting in the issuance to the Exercising Holder of 730,689 shares of Common Stock at closing with no other payment or any other additional consideration from the investor. At the Closing, the Existing Warrants were surrendered for cancellation, deemed automatically cancelled and retired in full, and all rights, liabilities and obligations thereunder were discharged in full. In connection with the Exchange Agreement, the Company incurred a fee of $75,000 that was incremental and directly attributable to the execution of the warrant exchange transaction which resulted in the issuance of common stock. This fee was settled in cash and recorded as a reduction to APIC during the year ended December 31, 2025.

On June 18, 2025, the Company consummated a public offering of 2,150,000 shares of Common Stock at a public offering price of $2.00 per share, generating aggregate gross proceeds of approximately $4,300,000 before underwriting discounts and other offering expenses. The offering was conducted pursuant to a firm commitment underwriting agreement entered into with the underwriters, on June 17, 2025. The offering was made under an effective registration statement on Form S-1 (File No. 333-287939), which was declared effective by the SEC on June 16, 2025. In connection with the offering, the Company granted the underwriter a 45-day option to purchase up to an additional 322,500 shares of Common Stock to cover over-allotments, if any. On June 25, 2025, the underwriter partially exercised the over-allotment option, purchasing an additional 110,000 shares at the same public offering price, resulting in additional gross proceeds of approximately $220,000. After giving effect to the partial exercise of the over-allotment option, the aggregate gross proceeds from the offering increased to approximately $4,520,000, before deducting underwriting discounts and estimated offering expenses of $574,325.

KMX Licensing Agreement

On February 7, 2025 the Company executed the License Agreement with KMX. Under the terms of the License Agreement, KMX agreed to irrevocably license to the Company the use of KMX's VMD Technology and associated KMX VMD Units for use in the Company's refining and upstream operations. Among other obligations set forth in the License Agreement, the Company shall be required to exclusively purchase all KMX VMD Units from the Licensor during the term of the License Agreement on the terms and conditions set forth therein. The License Agreement grants the Company the exclusive right to sub license, use, market, sell and operate KMX's VMD Technology across the United States, Canada and select international markets. As a consideration for this license, the Company agreed to pay KMX a royalty comprised of 50,000 shares of Company Common Stock. The securities are being offered and sold by the Company pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) and/or Regulation D promulgated thereunder, as a transaction not involving a public offering.

As of the License Agreement Effective Date, the license did not meet the recognition criteria for an intangible asset under U.S. GAAP, as it did not provide probable future economic benefits independent of the KMX VMD Units, which are expected to be acquired only upon the commencement of operations at the Company's planned facility. Accordingly, the Company initially recognized a liability of $343,000 as other long-term liabilities, with a corresponding debit recorded as other long-term assets on the consolidated balance sheet as of December 31, 2025. On April 24, 2025, the Company issued the 50,000 shares of Common Stock to KMX in accordance with the terms of the License Agreement. As a result, the liability has been settled and the corresponding amounts were credited to equity and APIC as of December 31, 2025.

Private Placement Agreement

On December 31, 2024, the Company entered into binding term sheets with certain investors ("**2024 Investors**") pursuant to which the Company has agreed to sell, and the 2024 Investors have agreed to purchase, Company securities for an aggregate amount of $550,000 (the "**Private Placement**"). The 2024 Investors have agreed to purchase, and the Company has agreed to issue and sell, up to $550,000 in shares of Common Stock at a price equal to 95% of the closing bid price of the Common Stock on the last trading day prior to the closing date for the Private Placement. In addition, each 2024 Investor will receive warrants representing the right, exercisable within five years of the closing date, to purchase up to 50% of the shares of Common Stock purchased by such 2024 Investor in the Private Placement, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00. The Company received proceeds of $425,000 in December 2024 and additional proceeds of $125,000 in January 2025 from certain 2024 Investors. The Company had accounted for this as Advance from PIPE investor for shares and warrants to be issued based on purchase agreement to be entered on the consolidated balance sheet as of December 31, 2024. On April 24, 2025, the Company issued 12,850 shares of Common Stock and 64,251 Warrants to the investors.

Vendor shares issuance, pending settlement

On October 30, 2025, the Company approved issuance of 65,000 shares of common stock to a vendor for services to be rendered over a period of 12 months. The shares fully vested upon issuance and will be expensed as services are received. The Company recognized consulting expense of $75,562 for the year ended December 31, 2025, and a prepaid expense of $226,688 as of December 31, 2025. The corresponding amounts were recorded as an increase to additional paid-in capital. The shares had not been issued as of December 31, 2025.

NOTE 7 – SHORT-TERM LOAN

Insurance funding borrowing

On August 5, 2025, the Company entered into a financing agreement of $407,500 for the purchase of an insurance policy with AFCO Insurance Premium Finance. The Company made a downpayment of $70,256, which was applied to the loan amount at the time of the loan agreement. The debt is payable in monthly instalments of $35,125 per month for 10 months. Payments include a stated interest rate of 7.5% and are secured against a lien on the insurance policy. The carrying amount of $205,403 and nil is included as Short-term Loan Liability on the accompanying consolidated balance sheets as on December 31, 2025, and December 31, 2024, respectively. The Company recognized interest expense of $9,795 on the accompanying consolidated statements of operations for the year ended December 31, 2025.

On July 18, 2024, the Company entered into a financing agreement of $510,000 for the purchase of an insurance policy with AFCO Insurance Premium Finance. The Company had made a downpayment of $44,162, which was applied to the loan amount at the time of the loan agreement. The debt was payable in monthly instalments of $44,162 per month for 11 months. Payments included a stated interest rate of 8.46% and were secured against a lien on the insurance policy. The debt was fully repaid in June 2025. The carrying amount of nil and $258,552 was included as Short-term Loan Liability on the accompanying consolidated balance sheets as of December 31, 2025, and December 31, 2024, respectively. The Company recognized interest expense of $5,067 and $14,876 on the accompanying consolidated statements of operations for the years ended December 31, 2025, and December 31, 2024, respectively.

On November 19, 2023, the Company entered into a financing agreement of $80,800 for the purchase of an insurance policy with First Insurance Funding. The debt was payable in monthly installments of $8,389 per month for 10 months. Payments included a stated interest rate of 8.25% and were secured against lien on the insurance policy. The debt was fully repaid on September 1, 2024, there was no balance outstanding as of December 31, 2025, and December 31, 2024, respectively. The Company recognized interest expense of nil and $2,369 on the accompanying consolidated statements of operations for the years ended December 31, 2025 and December 31, 2024, respectively.

Other short-term loans

In December 2024, the Company entered into a binding Term Sheet (the "**Endurance Term Sheet**") with Endurance Antarctica Partners II, LLC ("**Endurance**"), a related party, providing for a loan (the "**Endurance Loan**") in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Endurance Maturity Date**"). The Endurance Term Sheet contained customary representations and warranties and customary events of default. Pursuant to the Endurance Term Sheet, 550,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker, as defined in the Endurance term sheet with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Endurance Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock shall be no less than 50,000 shares. The Company recorded the short-term loan as a liability and evaluated embedded features in accordance with the accounting guidance and determined that bifurcation is not required for any embedded feature. By analyzing the economic characteristics of the Equity Kicker terms, the unconditional obligation to transfer variable number of shares where the monetary value of the obligation is a fixed monetary amount known at inception is akin to a traditional debt arrangement with a principal of $1,750,000, which were be settled in cash along with a premium of $3,500,000 in the form of variable number of shares. The Equity Kicker $3,500,000 was triggered by the private placement that occurred on December 31, 2024. Upon such occurrence, the Company has recorded the accretion impact of this premium of $3,500,000 as finance charges in the consolidated statements of operations for the year ended December 31, 2024, and has reported the obligation (which were settled through issuance of variable number of shares) as short-term loan. In addition, Endurance received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with such private placement terms. During the year ended December 31, 2025, the Company repaid the principal amount of $1,750,000 along with accrued interest of $70,000 and issued 97,765 shares of Common Stock and 488,826 warrants to Endurance.

In December 2024, the Company entered into binding Term Sheets ("**Investor Term Sheets**") with several lenders including DRE Chicago LLC, a related party (collectively, the "**Investors**"), providing for loans (the "**Investor Loans**") in the aggregate principal amount of $1,800,000, bearing interest at a rate of 15% per year, and maturing in March 2025 (the "**Investor Maturity Date**"). The proceeds of the Investor Loans are expected to be used by the Company for general corporate and working capital purposes. The Investor Term Sheets contained customary representations and warranties and customary events of default. Pursuant to the Investor Term Sheets, an aggregate of approximately 340,000 shares of Company's Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company agreed to issue to the Investors an aggregate of $2,700,000 in Common Stock as an Equity Kicker, as defined in the Investor Term Sheet with the price of each share being determined based on terms per the earlier to occur of (i) the consummation of a private placement offering of Company securities (in which case such issuance shall be on no less favorable terms than the terms of such private placement) and (ii) the Investor Maturity/ Repayment Date, provided that the minimum number of shares of Common Stock issued to the Investors shall be no less than an aggregate of 36,000 shares. The Company recorded the short-term loan as a liability and evaluated embedded features in accordance with the accounting guidance and determined that bifurcation is not required for any embedded feature. By analyzing the economic characteristics of the Equity Kicker terms, the unconditional obligation to transfer variable number of shares where the monetary value of the obligation is a fixed monetary amount known at inception is akin to a traditional debt arrangement with a principal of $1,800,000, which were settled in cash along with a premium of $2,700,000 in the form of variable number of shares. The Equity Kicker $2,700,000 was triggered by the private placement that occurred on December 31, 2024. Upon such occurrence, the Company has recorded the accretion impact of this premium of $2,700,000 as finance charges in the consolidated statements of operations for the year ended December 31, 2024, and has reported the obligation (which were settled through issuance of variable number of shares) as short-term loan. In addition, the Lenders received warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with each 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with such private placement terms. During the year ended December 31, 2025, the Company repaid the principal amount of $1,800,000 along with accrued interest of $67,146 and issued 75,418 shares of Common Stock and 377,092 warrants to the Investors.

The Company recognized interest expense of $103,938 and $33,208 towards other short-term loans on the accompanying consolidated statements of operations for the years ended December 31, 2025, and December 31,2024, respectively.

The following table summarizes the Company's outstanding short-term loan arrangements:

	December 31, 2025	December 31, 2024
Insurance funding loan	$ 205,403	$ 258,552
Short-term loans from related parties (See Note 16)	-	5,875,000
Other short-term loans	-	3,875,000
Total	**$ 205,403**	**$ 10,008,552**

NOTE 8 – STOCK BASED COMPENSATION

As the Business Combination has been accounted for as a reverse recapitalization, the consolidated financial statements of the merged entity reflect the continuation of Legacy Stardust Power, Inc. consolidated financial statements. Legacy Stardust Power's. equity has been retroactively adjusted to the earliest period presented to reflect the legal capital of the legal acquirer, GPAC II. As a result, the number of shares was also retrospectively adjusted for periods ended prior to the Business Combination.

Shares Issued at Inception

At March 16, 2023 (inception of Legacy Stardust Power), certain employees and service providers participated in the purchase of restricted Common Stock of Legacy Stardust Power aggregating to 253,123 shares. Out of the total, certain restricted stock vested immediately and remaining unvested restricted stock aggregating to 119,198 shares vests over 24 months subject to service conditions and accelerated vesting upon certain events. The agreements also contain a repurchase option noting that if the employee or service provider is terminated, for any reason, the Company has the right and option to repurchase the service provider's unvested restricted Common Stock. Since all shareholders purchased the shares at par value and the shares had no incremental value beyond the par value as at that date, during the years ended December 31, 2024, and December 31, 2025, the stock-based compensation expense impact was insignificant. As at December 31, 2025, all the shares had been fully vested. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. The amount to be recorded as liabilities associated with shares issued with repurchase rights were immaterial as at December 31, 2025, and December 31, 2024.

Restricted stock activity for the year ended December 31, 2025, and balances as at the end of December 31, 2025, were as follows:

	Common Stock		
	Number of shares outstanding	Weighted Average Grant-Date Fair Value	Weighted average remaining contractual life (Years)
Unvested as of December 31, 2024	6,270	$ 0.00002	0.25
Granted	-	-	
Vested	(6,270)	0.00002	
Forfeited or cancelled	-	-	
Unvested as of December 31, 2025	-	$ -	-

2023 Equity Incentive Plan

At March 16, 2023, the Legacy Stardust Power stockholders approved the 2023 Equity Incentive Plan and 230,112 shares of the Company's Common Stock were reserved for issuance thereunder. During the year ended December 31, 2024, the Board adopted a resolution to increase the number of shares of Common Stock authorized for issuance under the 2023 Equity Incentive Plan by 115,056 shares of Common Stock. During the year ended December 31, 2025, there were no grants under the 2023 Equity Incentive Plan.

Stock Options

During October and November 2023, Legacy Stardust Power granted options for 227,810 shares of stock options under the 2023 Equity Incentive Plan: 218,606 options were granted to employees, and 9,204 options were granted to a consultant. The employee grants vest over a period of 3 to 5 years, and the consultant grant vests over 18 months. The options granted to both employees and the consultant were exercisable at the exercise price of $0.065.

All the options under the 2023 Equity Incentive Plan were early-exercised by grantees. Accordingly, the Company received a total amount of $14,850 towards the early exercise of these options during the period from March 16, 2023 (inception) through December 31, 2023, and recorded a liability against the early exercise of these options.

On December 14, 2023, the Company repurchased 92,044 unvested shares that were granted to an employee under the 2023 Equity Incentive Plan at the original exercise price of $0.065. The Company repaid a total amount of $6,000 for the repurchase of these early exercised shares from the employee in January 2024. The amount was charged against the 'Early exercised shares option liability'.

During the year ended December 31, 2024, the Company repurchased 2,557 unvested shares that were granted to a consultant and 23,011 unvested shares that were granted to an employee under the 2023 Equity Incentive Plan at the original exercise price of $0.065.

During the year ended December 31, 2025, the Company repurchased 24,449 unvested shares that were granted to an employee under the 2023 Equity Incentive Plan at the original exercise price of $0.065.

The early exercised shares liability amounting to $1,735 and $4,628 is outstanding as at December 31, 2025, and December 31, 2024, respectively, and is presented under 'Early exercised shares option liability' on the consolidated balance sheet.

Stock option activity for the year ended December 31, 2025, and balances as at the end of December 31, 2025, were as follows:

	Stock Options			
	Number of options	Weighted Average Grant-Date Fair Value	Weighted average remaining contractual life (Years)	Aggregate Intrinsic Value
Unvested as of December 31, 2024	70,999	$ 5.60	2.58	$ 2,537,156
Granted	-	-		
Vested..	(19,990)	5.25		
Forfeited	(24,449)	5.84		
Unvested as of December 31, 2025	26,560	5.55	1.50	79,548

The total compensation expense for stock options recognized in the General and administrative expenses of the Company's consolidated statements of operations was $101,252 and $177,942 for the year ended December 31, 2025, and December 31, 2024, respectively.

As at December 31, 2025, total unvested compensation cost for stock options granted to employees not yet recognized was $142,940. The Company expects to recognize this compensation over a weighted average period of approximately 1.50 years.

The weighted average fair value of options granted during period from March 16, 2023 (inception) through December 31, 2023 are provided below. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the assumptions indicated below:

	2023
Expected option life (years)..	5.07 - 5.93 years
Expected volatility..	60% - 70%
Risk-free interest rate at grant date	3.84 - 3.86%
Dividend yield	0%

Due to the absence of an active market for the Company's Common Stock at the time of the grant, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid (Valuation of Privately Held Company Equity Securities Issued as Compensation) to estimate the fair value of its Common Stock. In determining the exercise prices for options granted, the Company has considered the estimated fair value of the Common Stock as at the grant date. The estimated fair value of the Common Stock has been determined at each grant date based upon a variety of factors, including the business, financial condition and results of operations, economic and industry trends, the illiquid nature of the Common Stock, the market performance of peer group of similar publicly traded companies, and future business plans of the Company. Significant changes to the key assumptions underlying the factors used could result in different fair values of Common Stock at each valuation date.

The Company based the risk-free interest rate on a U.S. Treasury Bond Yield with a term substantially equal to the option's expected term.

The Company based the expected volatility on a blend of historical volatility and implied volatility derived from price of publicly traded shares of peer group of similar companies.

The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method which represents the average of the contractual term of the option and the weighted average vesting period of the option. The Company considers this appropriate as there is not sufficient historical information available to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Restricted Stock Units

During April and June 2024, Legacy Stardust Power granted 202,498 restricted stock units ("**2023 Plan RSUs**") to employees under the 2023 Equity Incentive Plan. These 2023 Plan RSUs are subject to a service-based vesting requirement, and a liquidity plus service-based vesting requirement, which is defined as completion of a go public transaction or a change in control. In order for any shares to vest, both the service-based vesting requirement and the liquidity plus service-based vesting requirement must be satisfied with respect to such shares. The liquidity conditions were met on July 8, 2024, upon consummation of the Business Combination, and therefore compensation expenses related to these awards began to be recognized in the year ended December 31, 2024, using a graded vesting method over the requisite service period.

Given the absence of a public trading market prior to the closing of the Business Combination, the Legacy Stardust Power board of directors considered numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors included, but were not limited to: (i) independent contemporaneous third-party valuations of common stock; (ii) the prices for the Company's 2024 convertible notes sold to outside investors; (iii) the rights and preferences of convertible preferred stock relative to common stock; (iv) the lack of marketability of its common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an IPO, given prevailing market conditions. Subsequent to the closing of the Business Combination, the fair value of common stock is based on the closing price of the Company's common stock, as reported on Nasdaq on the date of grant.

RSU activity for the year ended December 31, 2025, and balances as at the end of December 31, 2025, were as follows:

	Number of shares		Weighted Average Grant-Date Fair Value
Unvested as at December 31, 2024	100,484	$	86.71
Granted	-		-
Vested	(45,923)		86.24
Forfeited	-		-
Unvested as at December 31, 2025	54,561	$	87.10

The total compensation expense for RSUs recognized in the General and administrative expenses of the Company's consolidated statements of operations was $ 3,788,720 and $ 6,789,594 for the year ended December 31, 2025, and December 31, 2024, respectively.

The total fair value of RSU's vested during the year ended December 31, 2025, was $3,960,491. As at December 31, 2025, total unvested compensation cost for RSUs granted to employees not yet recognized was $1,526,262. The Company expects to recognize this compensation over a weighted average period of approximately 1.55 years.

In October 2024, one of the employees transitioned to a consultant role, under a Consulting Agreement. A Service Provider Letter dated November 27, 2024, confirmed his continued status under the Equity Incentive Plan. On December 31, 2024, his consulting agreement was terminated. Following the termination on December 31, 2024, as part of his severance benefits, 17,258 RSUs that were scheduled to vest on March 15, 2025, which otherwise would have been forfeited upon separation, were accelerated with vesting as on December 31, 2024.

The Company determined that the acceleration of the unvested units constituted a Type III modification in accordance with ASC 718, since the expectation of the award vesting changed from improbable to probable, which resulted in a new measurement of compensation cost. For the year ended December 31, 2024, the acceleration resulted in the recognition of $617,851 of stock-based compensation expense using the reassessed fair value on the modification date and a reversal of $1,190,220 in stock-based compensation expense for previously recognized expense using the original grant date fair value.

2024 Equity Incentive Plan

The Board adopted, and the stockholders of the Company approved, the 2024 Equity Incentive Plan in September 2024. The maximum number of shares with respect to one or more awards that may be granted to any one participant during any calendar year shall be 467,366 shares of Common Stock. The 2024 Equity Incentive Plan provides for the grant of stock options, RSUs, PSUs share appreciation rights, restricted shares, dividend equivalents, substitute awards, and other share or cash-based awards (such as cash bonus awards and performance awards) for issuance to employees or consultants of the Company (or any of the Company's parents or subsidiaries), or directors of the Company.

During the year ended December 31, 2025, the Company granted employees (a) 48,871 RSUs which are subject to a service based vesting requirement, (b) 105,927 RSUs fully vested as of the date of grant to employees and (c) 8,918 RSUs fully vested as of the date of grant to consultants.

During the year ended December 31, 2024, the Company granted (a) 152,429 RSUs to independent directors, officers, employees and consultants which are subject to a service based vesting requirement, (b) 7,400 RSUs fully vested as of the date of grant to consultants and (c) 50,658 PSUs to employees with a service and market condition.

These PSUs cliff vest at the end of a three-year term subject to share price based market condition (i.e., the volume weighted average price of the Common Stock is greater than or equal to $120.00 per share for a period of 20 trading days in any 30 trading day period or there is a change of control, or the PSUs are otherwise forfeited). The compensation expense for these RSUs and PSUs were recognized on a straight-line basis over the term of the award.

The fair value of common stock is based on the closing price of the Company's common stock, as reported on the Nasdaq on the date of grant.

RSU activity for the year ended December 31, 2025, and balances as at the end of December 31, 2025, were as follows:

	Number of shares		Weighted Average Grant-Date Fair Value
Unvested as at December 31, 2024	148,209	$	115.11
Granted	163,716		4.93
Vested	(140,778)		25.28
Forfeited	(82,000)		116.20
Unvested as at December 31, 2025	89,147	$	53.62

The total compensation expense for RSUs recognized in the General and administrative expenses of the Company's consolidated statements of operations was $2,609,646 and $2,450,003 for the year ended December 31, 2025, and December 31, 2024, respectively.

The total fair value of RSU's vested during the year ended December 31, 2025, was $3,559,416. As at December 31, 2025, total unvested compensation cost for RSUs granted to employees not yet recognized was 4,041,015. The Company expects to recognize this compensation over a weighted average period of approximately 2.73 years.

As at December 31, 2025, total unvested compensation cost for RSUs granted to the consultants not yet recognized was $589,063. We expect to recognize this compensation over a period of approximately 2.71 years.

The estimated grant date fair value of the PSUs was determined using a Monte Carlo simulation valuation model. Assumptions used in the valuation were as follows:

	Assumptions
Fair value of Common Stock	$ 116.2
Selected volatility	60%
Risk-free interest rate	3.42%
Contractual terms (years)	3.0

PSU activity for the year ended December 31, 2025, and balances as at the end of December 31, 2025, were as follows:

	Number of shares		Weighted Average Grant-Date Fair Value
Unvested as at December 31, 2024	50,658	$	67.33
Granted	-		
Vested	-		-
Forfeited	-		-
Unvested as at December 31, 2025	50,658	$	67.33

The total compensation expense for PSUs recognized in the General and administrative expenses of the Company's consolidated statements of operations was $1,135,785 and $332,971 for the years ended December 31, 2025, and December 31, 2024, respectively.

As at December 31, 2025, total unvested compensation cost for PSUs granted to employees not yet recognized was $ 1,941,852. The Company expects to recognize this compensation over a weighted average period of approximately 1.71 years.

NOTE 9 – ACCOUNTING FOR WARRANT LIABILITY

The Company established the initial fair value of the Private and Public Warrants on July 8, 2024, the date of consummation of the Business Combination, and revalued the warrants on December 31, 2025. Each 10 Warrants entitle the holder to purchase one share of Common Stock at an exercise price of $115.00 per share. For additional terms refer to the Company's Registration Statement on Form S-4/A filed with the SEC on May 8, 2024. As at December 31, 2025, and December 31, 2024, there were 10,430,800 warrants outstanding, including 4,864,133 Public Warrants and 5,566,667 Private Warrants outstanding.

Each 10 Warrants entitle the holder to purchase one share of Common Stock at an exercise price of $115.00 per share. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, only in the event that the last sale price of the Common Stock equals or exceeds $180.00 per share for any 20 trading days within the 30-trading day period ending on the third trading day before the Company sends the notice of redemption to the Public Warrant holders, and that certain other conditions are met. Once the Public Warrants become exercisable, the Company may also redeem the outstanding Public Warrants in whole and not in part at a price of $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption, only in the event that the closing price of the common stock equals or exceeds $100.00 per share on the trading day prior to the date on which the Company sends the notice of redemption, and that certain other conditions are met. If the closing price of the common stock is less than $180.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders, the Private Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants.

The Company, in no event later than twenty (20) Business Days after the closing of its initial Business Combination, shall use its commercially reasonable efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective within sixty (60) Business Days following the closing of its initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of this Agreement.

If any such registration statement has not been declared effective by the sixtieth (60th) Business Day following the closing of the Business Combination, holders of the warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the warrants, to exercise such warrants on a "cashless basis," by exchanging the warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of Ordinary Shares equal to the lesser of:

(A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the excess of the Fair Market Value less the warrant Price by (y) the Fair Market Value and

(B) 3.61 per warrant ("a settlement cap" for accounting purposes).

The Private Warrants have terms and provisions that are identical to those of the Public Warrants. However, the Private Warrants are not redeemable by the Company as long as they are held by the Sponsor or its permitted transferees. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

The Company's warrants are not indexed to the Company's Common Stock in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. Further, there is a settlement cap for Public Warrants, and Private Warrants upon transfer from Sponsor or permitted transferees to other holders, if the holder elects to exercise warrants on a cashless basis if the Company fails to maintain an effective registration statement covering the Common Stock issuable upon warrant exercises throughout the term of the warrants. Maintenance of an effective registration statement is not an input to the fair value option model for a fixed-for-fixed option or forward. As such, the Company's warrants are accounted for as derivative warrant liabilities which are required to be valued at fair value at each reporting period.

The following tables present information about the Company's warrant liabilities that are measured at fair value on a recurring basis at December 31, 2025, and December 31 2024, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	At December 31, 2025	Quoted price in active markets (level 1)	Significant other observable input (level 2)	Significant other unobservable input (level 3)
Warrant liabilities				
Public warrants	$ 485,926	485,926	-	$ -
Private placement warrants	556,110	-	556,110	-
Warrant liability	$ 1,042,036	485,926	556,110	$ -

Description	At December 31, 2024	Quoted price in active markets (level 1)	Significant other observable input (level 2)	Significant other unobservable input (level 3)
Warrant liabilities				
Public warrants	$ 1,143,071	1,143,071	-	$ -
Private placement warrants	1,308,166	-	1,308,166	-
Warrant liability	$ 2,451,237	1,143,071	1,308,166	$ -

At December 31, 2025, and December 31, 2024, the Company valued its Public Warrants by reference to the publicly traded price of the Public Warrants. The Company valued its Private Placement Warrants based on the closing price of the Public Warrants since they are similar instruments.

The warrant liabilities are not subject to qualified hedge accounting. The Company's policy is to record transfers between levels at the end of the reporting period. There were no transfers during the year ended December 31, 2025, and December 31, 2024.

NOTE 10 – INVESTMENT IN EQUITY SECURITIES

In October 2023, Legacy Stardust Power subscribed to and purchased 13,949,579 ordinary shares (1.26% of the total equity) of QX Resources Limited ("**QXR**"), an Australian limited liability company whose ordinary shares are listed on the Australian Securities Exchange ("**ASX**"), for $200,000. This investment in the ordinary shares of QXR has been made for strategic purposes and specifically with an intention to gain access for conducting feasibility studies for the production of lithium products from the lithium brine surface anomaly identified over the 102 square-kilometer Liberty Lithium Brine Project in SaltFire Flat, California, for which QXR has a binding option to purchase agreement and operating agreement to earn a 75% interest from IGL ("**the Earn-in Venture**"). The Company is not a direct party to the Earn-in Venture and accordingly has no direct or indirect economic or controlling interest either in the Project or in any of the associated rights originating from the Earn-in Venture held by QXR. The Company will conduct feasibility studies to assess the lithium brine at its own cost and if successful, will have the option to execute a commercial off-take agreement with QXR for the supply of brine from the Project. No formal off-take agreement has been executed as at December 31, 2025. Further, no material expenses have been incurred towards the feasibility studies during the year ended December 31, 2025. All costs associated with the feasibility studies would be expensed as incurred.

The Company neither has a controlling financial interest nor does it exercise significant influence over QXR. Accordingly, the investment in QXR's ordinary shares does not result in either the consolidation or application of equity method of accounting for the Company.

QXR's ordinary shares are listed on the ASX with a readily determinable fair value and change in fair value is recognized in the consolidated statements of operations. Accordingly, the investment in these securities has been recorded at cost at initial recognition and at fair value of $37,374 and $34,707 as at December 31, 2025 and December 31, 2024, respectively. The Company recognized a gain of $2,665 for the year ended December 31, 2025, and a loss of $183,849 for the year ended December 31, 2024, due to change in fair value of securities in the consolidated statements of operations. Further, this investment in securities has been disclosed outside of current assets on the consolidated balance sheet in accordance with ASC 210-10-45-4 because the investment has been made for the purpose of affiliation and continuing business reasons as described above.

In December 2024 Stardust Power subscribed to and purchased 10,000,000 ordinary shares (approximately 6% of the total equity) of IRIS Metals Limited ("**IRIS Metals**"), an Australian limited company whose ordinary shares are listed on the Australian securities exchange ("**ASX**") for $1,600,000. This investment in the ordinary shares of IRIS Metals allows the Company to explore strategic partnership with, or investment in, IRIS Metals, including without limitation, a commercial off take arrangement for battery grade lithium production, financing or other investments in IRIS Metals or its affiliates. No formal off take agreement has been executed as at December 31, 2025. Further no material expenses have been incurred towards due diligence during the year ended December 31, 2025.

IRIS Metals' ordinary shares are listed on the ASX with a readily determined fair value and changes in the fair value are recognized in the consolidated statements of operations. Accordingly, As of December 31, 2025, the Company no longer held any investment in IRIS Metals, compared to fair value of $1,461,715 as of December 31, 2024. The Company recognized a loss of $711,655 and $138,285 for the years ended December 31, 2025 and December 31, 2024, respectively, due to the change in fair value of securities, as reported in the audited consolidated statements of operations. During the year ended December 31, 2025, management determined that a strategic investment in IRIS Metals was no longer viable. As a result, the Company sold all its investment in IRIS Metals for total proceeds of $570,255. The Company recognized a loss on sales of investments of $179,805 for the year ended December 31, 2025. The carrying amount of the shares sold was $750,060. As of December 31, 2025, the Company does not hold any investment in IRIS Metals.

NOTE 11 – SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE NOTES)

On June 6, 2023, Legacy Stardust Power received $2,000,000 in cash from a single investor and funded a SAFE note on August 15, 2023. The funds were received from an unrelated third party, through its entity which is currently being managed under the purview of an investment management agreement between them and VIKASA Capital Advisors, LLC (a related party) in consideration for which VIKASA Capital Advisors, LLC is paid-investment management fees.

On November 20, 2023, Legacy Stardust Power received an additional $2,000,000 in cash from a single investor, which, along with the $1,000,000 deposit received in September 2023, funded a new $3,000,000 SAFE note. On February 23, 2024, the Company entered into a third SAFE note and received an additional $200,000 in cash from a single investor.

The SAFE notes were classified as a liability based on evaluating characteristics of the instrument and is presented at fair value as a non-current liability in the Company's consolidated balance sheets. The SAFE notes provide the Company an option to call for additional preferred stock up to $25,000,000 based on the contingent event of SAFE note conversion and notice issued by the Board, and achievement of certain milestones, for up to 42 months following such conversion. This feature was determined to be an embedded feature and is valued as part of the liability value associated with the instrument as a whole. The terms for SAFE notes were amended on November 18, 2023 for both the original and new issuance to introduce a discount rate of 20% to the lowest price per share of preferred stock sold or the listing price of the Company's Common Stock upon consummation of a SPAC transaction or IPO. Additionally, the SAFE notes provide the investor certain rights upon an equity financing, change in control or dissolution.

On March 21, 2024, Legacy Stardust Power entered into a financing commitment and equity line of credit agreement with American Investor Group Direct LLC ("**AIGD**"). The agreement replaced the above contingent commitment feature of the SAFE notes, granting the Company an option to drawdown up to an additional $15,000,000 on terms similar to the SAFE notes prior to the First Effective Time. On April 24, 2024, the Company amended and restated the August 2023 SAFE note and the November 2023 SAFE. On May 1, 2024, the Company amended and restated the February 2024 SAFE note. These amendments clarify the conversion mechanism in connection with the Business Combination.

The estimated fair value of the SAFE notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. Pursuant to the consummation of the Business Combination, the SAFE notes converted into 63,692 Common Stock shares of the Company and therefore no further fair valuation was required as at December 31, 2025, and at December 31, 2024. The SAFE notes had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE notes was junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and/or preferred equity, and senior to payments for other equity of the Company that is not SAFE notes and/or pari preferred equity.

NOTE 12 – CONVERTIBLE NOTES AND WARRANTS

2024 Convertible Notes

On April 24, 2024, Legacy Stardust Power entered into a convertible equity agreement (the "**2024 Convertible Notes**") for $2,000,000 with AIGD. Further, the Company entered into separate convertible equity agreements with other individuals for a total of $100,000 in April 2024, based on similar terms to the AIGD convertible equity agreement. The 2024 Convertible Notes were classified as a liability based on evaluating characteristics of the instrument and were presented at fair value as a non-current liability in the Company's consolidated balance sheets as at June 30, 2024. The estimated fair value of the 2024 Convertible Notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. The 2024 Convertible Notes had no interest rate or maturity date, no description of Dividend and no participation rights. The liquidation preference of the 2024 Convertible Notes was junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and/or preferred equity, and senior to payments for other equity of the Company that is not convertible and/or pari preferred equity.

Pursuant to the consummation of the Business Combination and in accordance with the terms of the convertible equity agreements, the 2024 Convertible Notes converted into 25,722 shares of the Company's Common Stock and therefore no further fair valuation was required as at December 31, 2025, and December 31, 2024.

Lind 2025 Convertible Notes

On December 23, 2025, the Company entered into a Security Purchase Agreement ("**SPA**") with Lind Global Asset Management XIII LLC ("**Lind**") providing for up to $15,000,000 in senior secured convertible debt financing. At closing, the Company received gross proceeds of approximately $4,000,000 in exchange for issuing to Lind a Senior Secured Convertible Promissory Note with a principal amount of $4,800,000 (the "**2025 Convertible Note**") and a Common Stock Purchase Warrant to purchase approximately 411,245 shares of the Company's common stock (the "**2025 Lind Warrant**"). The Company received net cash proceeds of $3,792,500, after payment of a $100,000 commitment fee and $107,500 of legal fees.

The 2025 Convertible Note does not bear a stated rate of interest. The principal is repayable in twenty (20) consecutive monthly instalments of $240,000 each, commencing 120 days after the issuance date. The outstanding principal balance of 2025 Convertible Note shall be due and payable on December 23, 2027 (the "**Maturity Date**"). Each monthly instalment (each, a "**Monthly Payment**") may, at the Company's election, be satisfied in (i) cash (together with an additional cash payment of 4% of the amount paid in cash), (ii) shares of common stock ("**Repayment Shares**"), or (iii) a combination of cash and Repayment Shares. The number of Repayment Shares is determined by dividing the portion of principal being paid in shares by the Repayment Share Price, defined as 90% of the average of five (5) consecutive daily VWAP selected by Lind during the 20 trading days preceding the issuance of the Repayment Shares.

The 2025 Convertible Note is convertible at Lind's option, from time to time, into shares of the Company's common stock at a fixed conversion price of $5.837 per share, subject to certain anti-dilution and down-round adjustments, provided that no adjustment shall result in the conversion price that is less than $0.653 (the "**floor price**"). The floor price is further subject to periodic adjustment (the "**adjusted floor price**"), which is determined on every six months from the initial issuance date as the lower of (i) the then-current floor price and (ii) 20% of the lower of (a) the closing price of the Company's common stock on the trading day immediately preceding the adjustment date and (b) the average closing price over a specified recent trading period. If the adjusted floor price is lower than the then-current floor price, the floor price is automatically reduced to such adjusted floor price.

Conversion of the note is subject to a 4.99% beneficial ownership limitation (which may be increased to 9.99% under certain conditions). In addition, the total number of shares issuable upon conversion is subject to limitations under applicable stock exchange rules (including the 19.99% cap) unless shareholder approval is obtained. If shareholder approval is not obtained within one year, any remaining outstanding balance of the note may be required to be settled in cash at the option of Lind in accordance with the terms of the note.

In the event that any amount payable by the Company under the 2025 Convertible Note is not paid when due, such amount shall accrue interest at a rate of 10% per annum, compounded annually, calculated on the basis of a 360-day year, from the due date until the date of payment. Accrued and unpaid amounts, including interest on overdue interest, shall become payable on demand.

The 2025 Convertible Note may be transferred or sold by Lind, subject to compliance with applicable laws and regulations. Additionally, Lind may pledge, hypothecate, or otherwise grant the Note as security for any obligations.

The 2025 Convertible Note may be prepaid in whole upon 10 days' prior written notice. In the event of a prepayment notice, Lind may elect to convert up to one-third (1/3) of the then-outstanding principal at the lower of (i) the Conversion Price or (ii) the Repayment Share Price.

In addition, upon the occurrence of a change in control, Lind has the right to require the Company to prepay the note at an amount equal to the outstanding principal plus five percent (5%) of the Outstanding Principal Amount plus any other amounts owed under this Note. Such amount becomes payable immediately prior to the consummation of the change in control event.

The 2025 Convertible Note provides that if the Company's common stock ceases to be listed on The Nasdaq Stock Market (or another national securities exchange), Lind (or its assignee) may deliver a demand for payment to the Company. Upon such demand, the Company is required, within 10 business days, to pay all outstanding principal under the Lind notes in cash, or, at Lind's election, Lind may convert all or a portion of the outstanding principal at a conversion price equal to the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the three (3) lowest daily VWAPs during the 20 trading days preceding delivery of the related conversion notice.

If the Company is unable to issue all of the shares required upon conversion of the 2025 Convertible Note because of insufficient authorized shares or due to legal, regulatory or exchange restrictions, the Company will issue the maximum number of shares it is legally permitted to issue. For any portion for which shares cannot be issued, Lind may, at its option, (i) require cash prepayment in an amount equal to the number of unissued shares multiplied by the lesser of the Conversion Price and the Repayment Share Price, (ii) void the applicable conversion notice and retain the note (with related amounts continuing to accrue), or (iii) defer issuance until it becomes legally permissible, with the principal relating to such portion remaining outstanding.

The 2025 Convertible Note contains customary events of default, including, among others: failure to pay principal, premium, fees or other amounts when due; failure to comply with covenants or other obligations under the Lind Securities Purchase Agreement or related transaction documents; failure or refusal to honor conversion requests or timely deliver conversion shares (including failure to remove restrictive legends or to provide required transfer agent instructions); failure to maintain sufficient authorized and reserved shares for full conversion of the note; certain change-of-control transactions not otherwise permitted; cross-defaults or accelerations of other indebtedness in excess of $500,000; voluntary or involuntary bankruptcy or insolvency events (subject to specified cure periods, where applicable); unsatisfied final judgments in excess of $500,000; delisting or trading suspension of the Company's common stock, loss of DTC/FAST eligibility or going-private transactions; challenges to the enforceability of the Lind agreements; the Company's market capitalization falling below $15 million for ten consecutive trading days; and the occurrence of a material adverse effect.

Upon the occurrence and during the continuance of an event of default, Lind may declare immediately due and payable an amount equal to 110% of the then-outstanding principal balance of the 2025 Convertible Note plus any other amounts then outstanding under the note and related transaction documents. In addition, following an event of default Lind may, at its option, convert all or a portion of the outstanding principal into common stock at a price equal to the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the three (3) lowest daily VWAPs during the 20 trading days immediately preceding delivery of the applicable conversion notice. For certain bankruptcy or insolvency-related events of default, such amounts becomes immediately due and payable without further notice or demand.

If the Company incurs indebtedness, including subordinated debt or debt convertible into equity, that is redeemable by the Company for an aggregated proceed of more than $2.5 million (in one or more transactions), the Company is required to use the proceeds from such issuance to repay amounts outstanding under the note, unless otherwise waived by Lind.

Based upon the Company's analysis, it was determined that the 2025 Convertible Notes contain embedded features requiring recognition as derivatives and bifurcation. However, the Company determined the fair value of these embedded derivatives was immaterial as of December 31, 2025, and therefore measured the 2025 Convertible Note at amortized cost and recorded as a liability on the consolidated balance sheet. Because the 2025 Convertible Note and related warrant were issued in a single financing transaction, the Company allocated the net proceeds to the 2025 Convertible Note and the warrants based on their relative fair values. A portion of the total debt issuance costs of $207,500 was allocated to the warrants based on their relative fair value, resulting in an allocation of $34,610 to the warrants and $172,890 to the 2025 Convertible Note. In total, approximately $34,610 was recorded in additional paid-in capital ("**APIC**") related to the warrants, and a debt discount and debt issuance costs of approximately $1,640,062 was recorded as a reduction of the carrying amount of the 2025 Convertible Note, representing the difference between the $4,800,000 principal amount and the amount allocated to the debt component at issuance.

As of December 31, 2025, the principal amount outstanding under the 2025 Convertible Note was $4,800,000, and unamortized debt discount and issuance costs, including amount attributed to warrants issued, totaled $1,606,994, resulting in a net carrying amount of $3,193,006 at an effective interest rate of 43.2%. As of December 31, 2025, the estimate fair value of the instrument approximates carrying value given the instrument was issued in December 2025 and has a short time period until maturity.

For the year ended December 31, 2025, the Company recognized $33,068 of interest expense related to the 2025 Convertible Note, representing amortization of debt discount and issuance cost. Such interest expense is included within interest expense in the Company's consolidated statement of operations for the year ended December 31, 2025.

The future contractual payment of 2025 convertible note as of December 31, 2025, are as follows:

Year	As of December 31, 2025
2026	2,246,400
2027	2,745,600
	4,992,000

Lind Common Stock Warrant:

On December 23, 2025, in connection with the 2025 Convertible Note, the Company also issued the 2025 Lind Warrant. The 2025 Lind Warrant entitles Lind to purchase up to 411,245 shares of the Company's common stock at an exercise price of $5.837 per share, subject to customary adjustments. These warrants become exercisable six months from the date of issuance and remains outstanding for a period of 60 months thereafter, unless earlier terminated in accordance with its terms. They may be exercised for cash or, in certain limited circumstances, on a net share (cashless) basis. Net share settlement is permitted only when a registration statement covering the resale of the underlying shares is not available or in connection with certain fundamental transactions, in which case Lind receives a reduced number of shares based on the intrinsic value of the warrants.

The warrants include provisions that apply upon the occurrence of fundamental transactions, such as mergers, consolidations, sale of substantially all assets, tender offers, or other change-in-control events. In such circumstances, Lind is entitled to receive the same type and amount of consideration that would have been received had the warrants been exercised immediately prior to the transaction. In addition, the exercise price and the number of shares issuable upon exercise are subject to adjustment to preserve the economic value of the warrants. Lind may also have the right to require the Company (or the successor entity) to repurchase the warrants for cash equal to its Black-Scholes value in connection with certain fundamental transactions.

The warrants contain customary anti-dilution provisions, including adjustments for stock splits, stock dividends, combinations, reclassifications, and issuances of common stock at a price below the then-current exercise price (subject to specified exceptions). Lind is also entitled to participate in certain distributions to common stockholders on an as-if-converted basis. The Company is required to reserve a sufficient number of authorized shares to satisfy its obligations upon exercise of the warrants.

The warrants are subject to beneficial ownership limitations that restrict Lind from exercising the warrants to the extent that such exercise would result in Lind exceeding a specified ownership threshold. The warrants are transferable, subject to compliance with applicable securities laws, and includes certain registration rights for the resale of the underlying shares as set forth in the related purchase agreement. The warrants do not confer any voting, dividend, or other stockholder rights unless and until it is exercised into shares of the Company's common stock.

The Company reviewed the warrants in connection with the securities purchase agreements under ASC 815 and concluded that the warrants are not in scope of ASC 480 and are not subject to the derivative guidance under ASC 815. Accordingly, the warrants were equity classified. The fair value of the warrants at the issuance date of $667,172 was determined using a Black-Scholes option pricing model, which includes the use of Level 3 inputs. The resulting fair value of the warrants was recorded in APIC, net of issuance costs, and is not subject to subsequent remeasurement. The Company estimates its stock price volatility using the historical volatility of publicly traded peer companies. The term is equal to the contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for the time period equal to the term of the warrants. The expected dividend yield is zero based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Assumptions used in calculating the fair value of the warrants at the issuance date include the following:

	Assumptions
Fair value of Common Stock as of December 23, 2025	$ 3.04
Exercise Price	$ 5.84
Risk-free interest rate	3.78%
Contractual terms (years)	5.5
Volatility	75%
Dividend Yield	0%

NOTE 13 – FAIR VALUE MEASUREMENTS

The following tables summarize the Company's assets and liabilities that are measured at fair value in the consolidated financial statements:

	Fair Value Measurements as at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Other noncurrent assets:				
Investment in equity securities (a)	$ 1,496,422	$ -	$ -	$ 1,496,422
Total financial assets	$ 1,496,422	$ -	$ -	$ 1,496,422

	Fair Value Measurements as at December 31, 2025			
	Level 1	Level 2	Level 3	Total
Other noncurrent assets:				
Investment in equity securities (a)	$ 37,374			37,374
Total financial assets	$ 37,374			37,374

	Fair Value Measurements as at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Liabilities				
Sponsor earnout shares (b)	-	-	532,700	532,700
Total financial liabilities	$ -	$ -	$ 532,700	$ 532,700

	Fair Value Measurements as at December 31, 2025			
	Level 1	Level 2	Level 3	Total
Liabilities				
Sponsor earnout shares (b)	-	-	4,700	4,700
Total financial liabilities	$ -	$ -	$ 4,700	$ 4,700

(a) These represent equity investments with a readily determinable fair value. The Company has measured its investments to fair value in accordance with ASC 321, *Investments-Equity Securities,* based on quoted prices in active markets.

(b)   For Level 3 earnout liability, the Company assesses the fair value of expected earnout liability at each reporting period using the Monte Carlo Method, which is consistent with the initial measurement of the expected earnout consideration. This fair value measurement is considered a Level 3 measurement because the Company estimates projections during the earnout period utilizing various potential pay-out scenarios. The Monte Carlo simulation method repeats a process thousands of times in an attempt to predict all the possible future outcomes. At the end of the simulation, several random trials produce a distribution of outcomes that are then analyzed to determine the average present value of earnout. Change in the fair value of earnout liability is reflected in our consolidated statements of operations.

The make-whole obligation liability related to the Purchase Agreement is measured at fair value categorized within Level 1 of the fair value hierarchy. See Note 6.

The following table provides a reconciliation of activity and changes in fair value for the Company's SAFE notes, 2024 convertible notes and Sponsor earnout liability:

	SAFE notes at fair value		2024 Convertible notes at fair value		Sponsor Earnout liability at fair value	
Balance as at December 31, 2023	$	5,212,200	$	-	$	-
Issuance of notes		200,000		2,100,000		-
Sponsor earnout liability recognized on closing of Business Combination		-		-		4,608,900
Change in fair value		955,000		471,400		(4,076,200)
Issuance of common stock upon conversion		(6,367,200)		(2,571,400)		-
Balance as at December 31, 2024		-		-		**532,700**
Change in fair value		-		-		(528,000)
Balance as at December 31, 2025	$	-	$	-	$	**4,700**

The valuation of the Level 3 measurement for SAFE notes considered the probabilities of the occurrence of the scenarios as discussed in Note 2 of the consolidated financial statements and notes thereto for the period March 16, 2023 (inception) to December 31, 2023, included in the Company's Registration Statement on Form S-4/A filed with the SEC on May 8, 2024. The Company valued the SAFE notes based on the occurrence of the preferred financing or a SPAC transaction. As of the date of initial measurement and December 31, 2023, the management has assigned zero probability for a change in control event or a dissolution event. Pursuant to the consummation of the Business Combination and in accordance with the terms of the convertible equity and SAFE note agreements, the SAFE notes and 2024 convertible notes converted into 63,692 and 25,722 shares of the Company's Common Stock, respectively.

NOTE 14 – PROMISSORY NOTES AND WRITE-OFFS

On March 13, 2024, Legacy Stardust Power and IGX, entered into an exclusive letter of intent (the "**IGX LOI**") to potentially acquire interests in certain mining claims (the "**IGX Claims**"). The Company paid a non-refundable payment of $30,000 in connection with obtaining a binding exclusivity right.

On March 15, 2024, Legacy Stardust Power and Usha Resources Ltd. ("**Usha Resources**") entered into a non-binding Letter of Intent (the "**Jackpot LOI**"), except for certain binding terms such as those relating to the exclusivity period until September 30, 2025, as extended, to acquire an interest in Usha Resources' lithium brine project, situated in the United States. Usha Resources is an established lithium developer with multiple projects in development. The Jackpot Lake Lithium Brine Project is a flagship asset of Usha Resources and is a lithium brine asset located in the United States, comprised of 8,714 acres of property. The project is currently engaged in its maiden drill program. The Jackpot LOI provides Stardust Power with the exclusive option to agree to acquire up to 90% of the interests held by Usha Resources in the Jackpot Lake project, based on an indicative earn-in schedule. As part of a definitive agreement, Stardust Power would be required to invest into the development of the Jackpot Lake project. The Company has made a non-refundable payment of $25,000 upon execution of the Jackpot LOI in connection with securing exclusivity and a further $50,000 payment (the "**Second Payment**") was made by the Company on May 14, 2024; provided that the Second Payment shall be non-refundable except if Usha Resources breaches the terms of the Jackpot LOI at which point Usha Resources shall refund the Second Payment together with all out-of-pocket expenses (including the fees and expenses of legal counsel, accountants and other advisors hereof) incurred by the Company. As of December 31, 2025, the Company determined that the likelihood of entering into definitive agreements with Usha Resources Ltd. had diminished significantly. As a result, the Company wrote off the outstanding deposit balance of $50,000 related to the non-refundable payments made under the Jackpot LOI with Usha Resources. The Company recognized a loss of $50,000 in the Other Income/Expense section of the consolidated statements of operations for year ended December 31, 2025.

On August 16, 2024, Legacy Stardust Power entered into a promissory note arrangement with IGL (the "**IG Lithium Note**") in the principal amount of $316,000 to allow the Company to potentially enter into related agreements and partnerships with IGL. The proceeds of the promissory note were intended to fund costs associated with mineral claims and related land maintenance activities held by IGL, including applicable filing fees and associated administrative costs. During year ended December 31, 2025, the Company wrote off the outstanding balance of the IG Lithium Note, including accrued interest, in the aggregate amount of $332,363, as the note was deemed unrecoverable and the likelihood of entering into definitive agreements with IGL had diminished significantly. As a result, the Company recognized a loss of $332,363, which is included in the Other Income (Expense) section of the consolidated statements of operations for year ended December 31, 2025.

On August 19, 2024, Legacy Stardust Power entered into a promissory note arrangement with IGX (the "**IGX Note**") for $176,000 to allow the Company to potentially be able to enter into related agreements and partnerships with IGX. The payment is made solely for the payment of all 2024 Bureau of Land Management fees and county land maintenance fees, notice of intent and associated filing fees for the claims owned by IGX. During the year ended December 31, 2025, the Company wrote off the promissory note balance including interest in the amount of $182,481 as the note was deemed unrecoverable from IGX and the likelihood of entering into definitive agreements with IGX had diminished significantly. As a result, the Company recognized a loss of $182,481 in the Other Income/Expense section of the consolidated statements of operations for the year ended December 31, 2025.

NOTE 15 – SEGMENT REPORTING

The Company reports segment information in the same way management internally organizes the business in assessing performance and making decisions regarding allocation of resources in accordance with ASC 280, "*Segment Reporting*". The Company has a single reportable operating segment which operates as a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker ("**CODM**"), how the business is defined by the CODM, the nature of the information provided to the CODM, how the CODM uses such information to make operating decisions, and how resources and performance are assessed. The Company's CODM is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has a single, common management team and our cash flows are reported and reviewed with no distinct cash flows. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. All of the Company's long-lived assets are located in the United Sates.

In addition to the significant expense categories included within net loss presented on the Company's consolidated statements of operations, see below for disaggregated amounts that comprise general and administrative expenses.

	Year ended December 31, 2025		Year ended December 31, 2024	
Personnel and related taxes	$	12,136,979	$	10,951,854
Professional and consulting fees		1,245,767		4,492,811
Legal fees		845,069		1,097,192
Insurance		535,286		355,932
Other		1,320,105		1,075,039
Total general and administrative expenses	**$**	**16,083,206**	**$**	**17,972,828**

NOTE 16 – RELATED PARTY TRANSACTIONS

On September 18, 2024, the Company entered into a consulting agreement with DRE Chicago, whose principal is Paramita Das. Ms. Das was onboarded as a Chief Strategy Officer and Senior Advisor to CEO of the Company. Additionally, in December 2024, the Company entered into a binding term sheet with DRE Chicago, providing for a loan in the principal amount of $250,000, bearing interest at a rate of 15% per year, and maturing in March 2025. (the "**Maturity Date**"). Pursuant to the Term Sheets, an aggregate of approximately 47,000 shares of Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company has agreed to issue to DRE Chicago an aggregate of $375,000 in Common Stock as an Equity Kicker. In addition, DRE Chicago will receive warrants representing the right, exercisable within five years of the closing date, of up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company has repaid the principal amount of $250,000 along with the accrued interest of $9,166 and issued 10,474 shares of Common Stock and 52,374 warrants to DRE Chicago. Ms. Das terminated her employment with the Company in November 2025 and is no longer considered a related party as of December 31, 2025.

In December 2024, the Company entered into the Endurance Term Sheet with Endurance an affiliate of a director at the time and a shareholder, providing for the Endurance Loan in the aggregate principal amount of $1,750,000, bearing interest at a rate of 15% per year, and maturing on the Endurance Maturity Date. Pursuant to the Endurance Term Sheet, 550,000 shares of Common Stock, owned by Roshan Pujari, Chief Executive Officer of the Company, were pledged as collateral. In addition, the Company has agreed to issue to Endurance $3,500,000 in Common Stock as an Equity Kicker. In addition, Endurance will receive warrants representing the right, exercisable within five years of the closing date of up to 50% of Common Stock issued as Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the Private Placement terms. During the year ended December 31, 2025, the Company repaid the principal amount of $1,750,000 along with the accrued interest of $70,000 and issued 97,765 shares of Common Stock and 488,826 warrants to Endurance.

In March 2023, the Company entered into unsecured notes payable with three related parties. These notes payable provided the Company the ability to draw up to $1,000,000, in aggregate: $160,000 until December 31, 2023, and $840,000 until December 31, 2025. These loan facilities accrue interest, compounding semi-annually, at the long-term semi-annual Applicable Federal Rate, as established by the Internal Revenue Service, which effectively was 4.71% as of December 31, 2025. In June 2025, the Company drew $250,000 from Energy Transition Investors LLC, and repaid the amount in full during the same month. The Company has accrued interest of $422 during the year ended December 31, 2025, on the drawn amount.

The Company incurred the following expenses with related parties, which were all affiliates of the Company:

	Expense type	Year Ended December 31, 2025		Year Ended December 31, 2024	
Expenses under contract due to:					
DRE Chicago LLC	Consulting expense	$	-	$	143,057
DRE Chicago LLC	Interest		7,187		1,979
DRE Chicago LLC	Finance charges		-		375,000
Endurance Antarctica Partners II, LLC	Interest		51,042		18,958
Endurance Antarctica Partners II, LLC	Finance charges		-		3,500,000
Energy Transition Investors LLC	Interest		422		-
Total expenses		**$**	**58,651**	**$**	**4,038,994**
Other expenses paid on the Company's behalf due to:					
DRE Chicago LLC		$	-	$	6,679
Total other expenses paid on the Company's behalf			-		6,679
Total		**$**	**58,651**	**$**	**4,045,673**

As of December 31, 2025, $58,229 of expenses were paid and $422 was due to related parties of the Company. As of December 31, 2024, $149,735 of expenses were paid and, $3,895,938 was due to related parties of the Company.

The Company entered into notes payable agreements of with related parties, all of whom were affiliates.

		Year Ended December 31, 2025		December 31, 2024	
Energy Transition Investors LLC	Interest Accrued	$	422	$	
DRE Chicago LLC	Interest Accrued		-		1,979
Endurance Antarctica Partners II, LLC	Interest Accrued		-		18,958
DRE Chicago LLC	Short-term loan*		-		625,000
Endurance Antarctica Partners II, LLC	Short-term loan*		-		5,250,000
Notes obtained from related parties		**$**	**422**	**$**	**5,895,937**

* Short-term loan includes Equity Kicker payable as per the terms of the loan agreement.

In March 2025, the Company repaid the loan principal amount of $250,000 and $1,750,000 and interest of $9,166 and $70,000 to DRE Chicago LLC and Endurance Antarctica Partners II, LLC, respectively. Further in April 2025, the Company issued 10,474 shares and 52,374 warrants to DRE Chicago LLC, and 97,765 shares and 488,826 warrants to Endurance Antarctica Partners II, LLC against Equity Kicker payable as per the terms of the loan agreement. As at December 31, 2025, the Company had repaid all the above notes.

NOTE 17 - NET LOSS PER SHARE

As the Business Combination has been accounted for as a reverse recapitalization, the consolidated financial statements of the merged entity reflect the continuation of Legacy Stardust Power consolidated financial statements. Legacy Stardust Power equity has been retroactively adjusted to the earliest period presented to reflect the legal capital of the legal acquirer, GPAC II. As a result, net loss per share was also retrospectively adjusted for periods ended prior to the Business Combination. See Note 3 for details of this recapitalization.

The following table sets forth the computation of the basic and diluted net loss per share:

	Year ended December 31, 2025	Year ended December 31, 2024
Numerator:		
Net loss	$ (15,723,636)	$ (23,753,863)
Denominator:		
Weighted average shares outstanding	7,385,168	4,282,194
Net loss per share, basic and diluted	$ (2.13)	$ (5.55)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have had an anti-dilutive effect:

	December 31, 2025	December 31, 2024
Unvested common stock – restricted shares (Note 8)	-	6,270
Restricted stock options	26,560	70,999
Restricted stock units	143,708	248,640
Performance stock units	50,658	50,658
Sponsor earnout shares (Note 3)*	-	-
Public warrants	486,413	486,413
Private placement warrants	556,666	556,666
Short term loan warrants	86,591	-
Private placement warrants	6,425	-
2025 Convertible note shares	822,340	-
2025 Convertible note warrants	411,245	-

*   The Sponsor Earnout Shares (as defined in the Business Combination Agreement) were not included for purposes of calculating the number of diluted shares outstanding as of December 31, 2025, as the Sponsor earnout shares remain contingently forfeitable, as the conditions have not been met

NOTE 18 – INCOME TAXES

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Income/(loss) before provision for income taxes consisted of the following:

	Year ended December 31, 2025	Year ended December 31, 2024
United States	$ (15,723,636)	$ (23,753,863)

The federal and state income tax provision (benefit) is summarized as follows:

	Year ended December 31, 2025	Period from March 16, 2024 (inception) through December 31, 2024
Current		
Federal	$ -	$ -
State*	-	-
Other	-	-
Total current tax expense	-	-
Deferred		
Federal	-	-
State	-	-
Other	-	-
Total deferred tax expense	-	-
Total tax expense	$ -	$ -

* Immaterial amounts

The Company had no income tax expense for the year ended December 31, 2025, and December 31, 2024.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company's deferred taxes as of December 31 are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Start-up expenses	$ 2,193,428	$ 2,469,389
Land development costs	-	-
Net operating loss	4,929,276	2,442,165
Capital loss carryforward	216,247	-
Accruals and other	113,472	696
Stock based compensation	1,245,853	1,623,724
Accrued bonuses	379,692	289,460
Bridge loan discount	-	375,240
Total deferred tax assets	9,077,968	7,200,674
Deferred tax liabilities:		
Fixed assets	(967)	(495)
Total deferred tax liabilities	(967)	(495)
Valuation allowance	(9,077,001)	(7,200,179)
Net deferred taxes	$ -	$ -

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is more likely than not. Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, management believes that recognition of the deferred tax assets is currently not likely to be realized and, accordingly, has provided a valuation allowance.

The valuation allowance increased by $1,876,822 during the year ended December 31, 2025, and $6,611,889 during the period December 31, 2024.

Net operating losses and tax credit carryforwards as of the Financial Statement Date December 31, 2025, are as follows:

	Amount	Expiration Years
Net operating losses, federal (Post December 31, 2017)	$ 22,503,903	Do Not Expire
Net operating losses, state	6,438,506	2044
Capital loss carryforward	1,029,745	2030

The effective tax rate of the Company's provision (benefit) for income taxes differs from the federal statutory rate as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Statutory rate	21.00%	21.00%
State tax	%	1.44%
SPAC exploration expenses	-%	-
SAFE note expenses	%	-0.84%
Change in valuation allowance	-11.98%	-25.77%
Start up costs	-%	8.06%
Other	0.16%	-1.20%
Earn out shares value adjustment	0.71%	3.60%
Warrant liability value adjustment	1.88%	-%
Success based fees	-%	2.78%
Stock based compensation	-11.81%	-2.37%
Sale of investments	0.19%	-%
Legal fees associated with stock issuance	-0.15%	-6.70%
Total	-	-

The effective tax rate of the Company's provision (benefit) for income taxes differs from the federal statutory rate as follows (in dollars):

	Year ended December 31, 2025	Year ended December 31, 2024
Statutory rate	$ (3,301,963)	$ (4,988,311)
State tax	-	(343,105)
SPAC exploration expenses	-	-
SAFE note expenses	-	200,550
Change in valuation allowance	1,884,111	6,122,057
Start up costs	-	(1,914,151)
Other	(25,490)	285,233
Earn out shares value adjustment	(110,880)	(856,002)
Warrant liability value adjustment	(295,932)	-
Success based fees	-	(661,500)
Stock based compensation	1,856,609	563,884
Sale of investments	(29,600)	-
Legal fees associated with stock issuance	23,145	1,591,345
Total	$ -	$ -

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements were available to be issued and there are no other items that would have had a material impact on the Company's consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We are required to comply with the internal control requirements of the Sarbanes-Oxley Act for the period ending December 31, 2021, and thereafter. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement on internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Disclosure controls are procedures with the objective of ensuring that information required to be disclosed in our reports under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls are designed with the objective of ensuring that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2025.

Background and Remediation of Material Weaknesses

During the period from March 16, 2023 (inception) to December 31, 2023, the Company's management identified material weaknesses in the implementation of the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (which establishes an effective control environment), related to lack of segregation of duties and management oversight, and control surrounding maintenance of adequate repository of contracts, appropriate classifications of expenses and complex financial instruments. We designed and implemented measures to improve our controls over financial reporting process and remediated these material weaknesses. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting controls across our Company. Management believes that the new procedures and controls provide an appropriate remediation of the material weaknesses that have been identified and these will strengthen the Company's internal controls over financial reporting. In the opinion of management, the revised control processes have been operating for a sufficient period of time and have been tested by management to assess both design and operating effectiveness. We expect these systems and controls to involve significant expenditures and may become more complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures.

Management's Annual Report on Internal Control over Financial Reporting

As required by SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act, (as defined in Rules 13a-15(e) and 15- d-15(e) under the Exchange Act) our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting on December 31, 2025. In making these assessments, management used the criteria set forth by the COSO in Internal Control - Integrated Framework (2013). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on that assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2025. Management did not identify any material weaknesses in internal control over financial reporting as of December 31, 2025. Accordingly, our management believes that the consolidated financial statements included in this Annual Report on Form 10-K present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.

This Annual Report on Form 10-K does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

An effective disclosure control or internal control system, no matter how well designed, has inherent limitations, including the possibility of human error overriding of controls, and therefore can provide only reasonable assurance that the objective of the control system are met. The design of controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Further, the design of controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of their inherent limitations, our disclosure controls and internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective controls can provide only reasonable assurance with respect to the preparation and fair presentation of the consolidated financial statements.

ITEM 9B. OTHER INFORMATION.

Insider Trading Plans

During the quarter ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (in each case as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Except as set forth below, the information called for by this Item 10 is incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A relating to our 2026 Annual Meeting of Stockholders, which we expect to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025 (the "**Proxy Statement**"), including under the headings Board matters and Corporate Governance.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its officers, directors and employees, including its Principal Executive, Principal Financial and Principal Accounting Officers, or persons performing similar functions. We have posted a copy of our Code of Business Conduct and Ethics on the "Governance Overview" section of our website at https://investors.stardust-power.com/corporate-governance/governance-overview. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this Item 11 is incorporated herein by reference to the Proxy Statement, including under the headings Executive Compensation and Other Information.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item 12 is incorporated herein by reference to the Proxy Statement, including under the headings Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item 13 is incorporated herein by reference to the Proxy Statement, including under the headings Certain Relationships and Related Transactions and Director Independence.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this Item 14 is incorporated herein by reference to the Proxy Statement, including under the headings Independent Registered Public Accounting Firm's Fees.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements.

Our consolidated financial statements are listed in the "Index to the Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules.

All schedules are omitted because they are not applicable or because the required information is shown in the consolidated financial statements and related notes.

(3) Exhibits. The exhibits listed below in the Exhibit Index are filed, furnished or incorporated by reference pursuant to the requirements of Item 601 of Regulation S-K.

Exhibit Index

Exhibit	Description
2.1†	Business Combination Agreement, dated as of November 21, 2023, by and among Global Partner Acquisition Corp., Strike Merger Sub I, Inc., Strike Merger Sub II, LLC., and Stardust Power Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on November 21, 2023).
2.2	Amendment No. 1 to the Business Combination Agreement, dated as of April 24, 2024, by and among Global Partner Acquisition Corp II, Strike Merger Sub I, Inc., Strike Merger Sub II, LLC and Stardust Power Inc. (incorporated by reference to Exhibit 2.1 to Global Partner Acquisition Corp II's Current Report on Form 8-K, filed with the SEC on April 24, 2024).
2.3	Amendment No. 2 to the Business Combination Agreement, dated as of June 20, 2024, by and among Global Partner Acquisition Corp II, Strike Merger Sub I, Inc., Strike Merger Sub II, LLC, and Stardust Power Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2024).
3.1	Certificate of Incorporation of Global Partner Acquisition Corp II (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
3.2*	Certificate of Amendment to the Certificate of Incorporation.
3.3	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on September 4, 2025).
3.4	Bylaws of Global Partner Acquisition Corp II (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
4.1	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Global Partner Acquisition Corp II's Registration Statement on Form S-1, filed with the SEC on December 31, 2020).
4.2	Warrant Agreement, dated January 11, 2021, by and between Global Partner Acquisition Corp II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Global Partner Acquisition Corp II's Current Report on Form 8-K, filed with the SEC on January 15, 2021).
4.3	Form of Common Warrant (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-1 filed with the SEC on January 15, 2025).
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-1 filed with the SEC on January 15, 2025).
4.5	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on January 28, 2025).
4.6	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on March 17, 2025).
4.7	Form of common warrant issued in the private placement between the Company and certain investors pursuant to a terms sheet dated December 31, 2024 (incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-1 filed with the SEC on May 1, 2025).
4.8	Form of common warrant issued in connection with the loan to the Company pursuant to a terms sheet dated December 6, 2024 (incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-1 filed with the SEC on May 1, 2025).

Exhibit	Description
4.9	Form of common warrant issued in connection with the loan to the Company pursuant to a terms sheet dated December 13, 2024 (incorporated by reference to Exhibit 4.9 of the Company's Registration Statement on Form S-1 filed with the SEC on May 1, 2025).
4.10	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the SEC on December 31, 2025).
4.11*	Description of Securities.
10.1	Amended and Restated Registration Rights Agreement, dated July 8, 2024, by and among the Company, Roshan Pujari, Global Partner Sponsor II LLC, and certain security holders named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
10.2	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on June 21, 2024).
10.3	Form of Lock-Up Agreement, dated as of Closing, by and among Global Partner Acquisition Corp II and Stardust Power Stockholders (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
10.4	Stockholder Agreement, dated July 8, 2024, by and among Global Partner Acquisition Corp II and its Affiliates and Roshan Pujari and his Affiliates (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
10.5#	Form of Indemnification Agreement by and between Registrant and its officers and directors (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
10.6#	Stardust Power 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the SEC on July 12, 2024).
10.7	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on January 16, 2024).
10.8	Engineering Agreement, dated August 4, 2024, by and among Stardust Power Inc. and Primero USA, Inc. (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1/A filed with the SEC on August 9, 2024).
10.9	Common Stock Purchase Agreement, dated October 7, 2024, by and among Stardust Power Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 7, 2024).
10.10	Amendment to the Common Stock Purchase Agreement, dated as of October 7, 2024, by and between Stardust Power Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 16, 2025).
10.11	Registration Rights Agreement, dated October 7, 2024, by and among Stardust Power Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 7, 2024).
10.12	Binding Term Sheet, dated December 6, 2024, by and between Stardust Power Inc. and Endurance Antarctica Partners II, LLC (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on March 27, 2025).
10.13	Form of Binding Term Sheet, by and between Stardust Power Inc. and the several Lenders thereto (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on March 27, 2025).
10.14#	At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement between Stardust Power Inc. and Chris Edward Celano, effective January 1, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 7, 2025).
10.15#	At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement between Stardust Power Inc. and Paramita Das, effective January 1, 2025 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 7, 2025).
10.16	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 filed with the SEC on January 15, 2025).
10.17	Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 filed with the SEC on January 15, 2025).
10.18	Securities Purchase Agreement, dated as of January 23, 2025, by and among Stardust Power Inc. and a certain investor (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 28, 2025).
10.19	Placement Agency Agreement, dated as of January 23, 2025, by and among Stardust Power Inc. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 28, 2025).

Exhibit	Description
10.20	Exclusive License Agreement between KMX Technologies, Inc. and Stardust Power Inc. dated February 7, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 10, 2025).
10.21#	Form of Inducement Letter Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 17, 2025).
10.22	Form of Subscription Agreement related to December 13, 2024 Loan (incorporated by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1 filed with the SEC on May 1, 2025).
10.23	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 30, 2025).
10.24	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company's Report on Form 8-K filed with the SEC on December 31, 2025).
10.25	Securities Purchase Agreement, dated December 23, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K filed on December 31, 2025).
10.26	Security Agreement, dated December 23, 2025 (incorporated by reference to Exhibit 10.2 of the Company's Report on Form 8-K filed on December 31, 2025).
10.27	Pledge Agreement, dated December 23, 2025 (incorporated by reference to Exhibit 10.3 of the Company's Report on Form 8-K filed on December 31, 2025).
10.28	Guaranty, dated December 23, 2025 (incorporated by reference to Exhibit 10.4 of the Company's Report on Form 8-K filed on December 31, 2025).
10.29	Guarantor Security Agreement, dated December 23, 2025 (incorporated by reference to Exhibit 10.5 of the Company's Report on Form 8-K filed on December 31, 2025).
16.1	Letter from WithumSmith+Brown, PC dated September 19, 2024 (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K filed with the SEC on September 20, 2024).
19.1	Stardust Power Inc. Insider Trading Policy. (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K filed with the SEC on March 27, 2025)
21.1*	List of Subsidiaries
23.1*	Consent of KNAV CPA LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included on signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Stardust Power Inc. Clawback Policy. (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed with the SEC on March 27, 2025).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data file (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith.

**   Furnished herewith.

†   Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

\#   Indicates a management contract or compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARDUST POWER INC.

Date: March 25, 2026

By:*/s/ Roshan Pujari*
Roshan Pujari
Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Udaychandra Devasper his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Roshan Pujari Roshan Pujari	Chief Executive Officer and Chairman *(Principal Executive Officer)*	March 25, 2026
/s/ Udaychandra Devasper Udaychandra Devasper	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 25, 2026
/s/ Anupam Agarwal Anupam Agarwal	Director	March 25, 2026
/s/ Charlotte Nangolo Charlotte Nangolo	Director	March 25, 2026
/s/ Mark Rankin Mark Rankin	Director	March 25, 2026
/s/ Michael Cornett Michael Cornett	Director	March 25, 2026
/s/ Sujit Kankanwadi Sujit Kankanwadi	Director	March 25, 2026



STARDUST POWER INC.
15 E. Putnam Ave., Suite 378
Greenwich, CT 06830

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

2026 ANNUAL MEETING OF STOCKHOLDERS OF STARDUST POWER INC. TO BE HELD ON JUNE 2, 2026

NOTICE IS HEREBY GIVEN of the 2026 Annual Meeting of Stockholders of Stardust Power Inc. (the "*Company*," "*we,*" "*us,*" or "*our*") to be held on June 2, 2026 at 11:00 AM Eastern Time (the "*Meeting*"). We have adopted a virtual format for our Meeting to provide a convenient experience to all stockholders regardless of location. You may attend, vote and submit questions during the Meeting via the Internet at *www.virtualshareholdermeeting.com/SDST2026*. You may also vote ahead of the Meeting through the designated website. The Meeting will be held for the following purposes, as more fully described in the accompanying proxy statement (the "*Proxy Statement*"):

(1) To elect the following six director nominees, each to serve a one-year term expiring at the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified: Roshan Pujari, Anupam Agarwal, Charlotte Nangolo, Mark Rankin, Michael Earl Cornett Sr. and Sudhindra Kankanwadi;

(2) To ratify the selection of KNAV CPA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026;

(3) To approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of shares of Common Stock to Lind Global Asset Management XIII LLC;

(4) To approve an amendment of the Company's Certificate of Incorporation to clarify the director removal provision;

(5) To approve an amendment and restatement of the Company's 2024 Equity Incentive Plan; and

(6) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Company's Board of Directors (the "*Board*") has fixed the close of business on April 6, 2026 as the record date for determining stockholders entitled to notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

Our Board has carefully reviewed and considered the foregoing proposals and has concluded that each proposal is in the best interests of the Company and its stockholders. Our Board recommends that you vote <u>FOR</u> each director nominee listed in Proposal 1 and <u>FOR</u> Proposals 2 through 5.


I M P O R T A N T


You are cordially invited to attend the Meeting virtually. Your vote is important no matter how large or small your holdings in the Company may be. After reading the enclosed Proxy Statement, you are urged to cast your vote via the Internet, or, if you requested a printed copy of the proxy materials, by telephone or by using the proxy card or voting instruction form provided with the printed proxy materials. Whether or not you expect to participate in the virtual Meeting, please vote as promptly as possible in order to ensure your representation at the Meeting.

Instructions for accessing the virtual Meeting are provided in the Proxy Statement. Unless otherwise announced differently at the Meeting or on the Meeting website, in the event of a technical malfunction or other situation that the Meeting chair determines may affect the ability of the Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Meeting, the Meeting chair or secretary will convene the meeting at 12:00 PM Eastern Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the Meeting to reconvene at a date, time and physical or virtual location announced by the Meeting chair or secretary. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at *https://investors.stardust-power.com/*.

By Order of the Board,

/s/ Roshan Pujari
_____
Roshan Pujari
Founder and Chief Executive Officer

Greenwich, Connecticut
April 21, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 2, 2026

The Notice of the Annual Meeting of Stockholders, the Proxy Statement and our 2025 Annual Report on Form 10-K are available on our website at *https://investors.stardust-power.com/financial-information/sec-filings*. Additionally, in accordance with Securities and Exchange Commission ("**SEC**") rules, you may access our proxy materials at *www.proxyvote.com*.

LEGAL MATTERS

Business Combination. On July 8, 2024 (the "***Closing Date***"), Stardust Power Operating Inc. (f/k/a Stardust Power Inc. prior to the consummation of the Business Combination (as defined below), or "***Legacy Stardust Power***") consummated the business combination contemplated by the Business Combination Agreement, dated as of November 21, 2023 (as amended, the "***Business Combination Agreement***"), by and among Global Partner Acquisition Corp. II, a Cayman Islands exempted company ("***GPAC II***"), Strike Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of GPAC II ("***First Merger Sub***"), Strike Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of GPAC II ("***Second Merger Sub***"), and Legacy Stardust Power (the "***Business Combination***"). Pursuant to the Business Combination Agreement, First Merger Sub merged into Legacy Stardust Power, with Legacy Stardust Power being the surviving corporation. Legacy Stardust Power then merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the completion of the Business Combination, GPAC II was renamed Stardust Power Inc. Unless the context otherwise requires, any reference in this Proxy Statement to the "***Company***," "***we***," "***us***," "***our***," or "***Stardust Power***" refers to Stardust Power Inc. and its consolidated subsidiaries.

Reverse Stock Split. Effective September 8, 2025, the Company effected a reverse stock split of all outstanding shares of the Company's Common Stock at a ratio of 1-for-10. Unless otherwise specified, all share amounts and related figures (as applicable) reported in this Proxy Statement are presented on a post-split basis.

Forward-Looking Statements. The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement, including statements about the Board, corporate governance practices, executive compensation program and equity compensation utilization, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Annual Report on Form 10-K filed with the SEC and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Use of Trademarks. Stardust Power is the trademark of Stardust Power Inc. Other names and brands may be claimed as the property of others.



STARDUST POWER

STARDUST POWER INC.
15 E. Putnam Ave., Suite 378
Greenwich, CT 06830

PROXY STATEMENT FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 2, 2026 AT 11:00 AM EASTERN TIME

GENERAL INFORMATION

This proxy statement (the "***Proxy Statement***") is being furnished in connection with the solicitation of proxies by the Board of Directors (the "***Board***") of Stardust Power Inc. (the "***Company***," "***we,***" "***us,***" or "***our***") for use at the 2026 Annual Meeting of Stockholders of the Company (the "***Meeting***" or the "***2026 Annual Meeting***") to be held on June 2, 2026 at 11:00 AM Eastern Time, or at any other time following adjournment or postponement thereof. The proxy materials will be made available to our stockholders on or about April 21, 2026.

You are invited to participate in the Meeting and to vote on the proposals described in this Proxy Statement. You may attend, vote and submit questions during the Meeting via the Internet at *www.virtualshareholdermeeting.com/SDST2026*. You may also vote ahead of the Meeting through the designated website. We believe that the virtual format allows us to communicate more effectively with stockholders. We recommend that you log in to the Meeting at *www.virtualshareholdermeeting.com/SDST2026* a few minutes before the scheduled meeting time on June 2, 2026 to ensure you are logged in when the Meeting starts. For further information about the virtual Meeting, please see "Questions And Answers Regarding This Solicitation" beginning on page 2 of this Proxy Statement.

Our Board selected Roshan Pujari and Bruce Czachor to serve as the holders of proxies for the Meeting. The shares of the Company's Common Stock, par value $0.0001 per share (the "***Common Stock***"), represented by each executed and returned proxy will be voted by Messrs. Pujari and Czachor in accordance with the directions indicated on the proxy card. The proxy card also confers the proxies with discretionary authority to vote the shares authorized by such proxies on any other matter that may properly be presented for action at the Meeting or at any adjournments or postponements thereof, but, as of the date of filing this Proxy Statement, the Board knows of no other matters to be presented at the Meeting. It is the intention of the proxies to vote on such other matters, if any, in accordance with their best judgment.

We will pay the costs associated with the solicitation of proxies, including the preparation, assembly, printing and mailing of the proxy materials. We may also reimburse brokers, fiduciaries or custodians for the cost of forwarding proxy materials to beneficial owners of shares of common stock held in "street name." Our directors, officers and employees may solicit proxies by Internet, telephone, facsimile or personal solicitation. We will not pay additional compensation for any of these services.

QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION

Q. WHEN IS THE MEETING?

A. June 2, 2026 at 11:00 AM Eastern Time.

Q. HOW DO I ATTEND THE MEETING?

A. We have adopted a virtual format for our Meeting to provide a convenient experience to all stockholders regardless of location. You may attend, vote and submit questions during the Meeting via the Internet at *www.virtualshareholdermeeting.com/SDST2026*. We will be holding a virtual-only meeting for a few reasons. First, we value innovation, and we welcome the expanded access, improved communication and cost savings for our stockholders and the Company afforded by the virtual format. We believe that hosting a virtual meeting enables increased stockholder attendance and participation from locations around the world, which provides for a more meaningful forum.

We recommend that you log in to the Meeting at *www.virtualshareholdermeeting.com/SDST2026* a few minutes before the scheduled meeting time on June 2, 2026 to ensure you are logged in when the Meeting starts. You will need to use the control number included on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form to log in. Beneficial owners who do not have a control number may gain access to the Meeting by contacting their bank, broker or other nominee (preferably at least five days before the Meeting) and obtaining a "legal proxy" in order to be able to attend, participate in or vote at the Meeting. We will have technicians ready to assist you with any technical difficulties you may have accessing the Meeting website. If you encounter any difficulties accessing the Meeting, please call the technical support number that will be posted on the Meeting webpage.

Q. WILL THERE BE A Q&A SESSION DURING THE MEETING?

A. As part of the Meeting, we will hold a live Q&A session during which we intend to answer questions submitted online during the Meeting that comply with the Meeting rules of conduct and as time permits.

Each stockholder may submit no more than one question. Questions should be succinct and only cover a single topic. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. We encourage you to review the Meeting rules of conduct.

Q. WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY?

A. As permitted by U.S. Securities and Exchange Commission (the "*SEC*") rules, we are making this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "*Annual Report*") available to our stockholders primarily electronically via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our Meeting. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the proxy materials for the Meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares. If you received a Notice of Internet Availability of Proxy Materials, you will not receive a printed copy of the proxy materials unless specifically requested.

Q. WHO IS ENTITLED TO VOTE AT THE MEETING?

A. Only stockholders of record at the close of business on April 6, 2026 (the "*Record Date*") are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At the close of business on the Record Date, 9,990,130 shares of the Company's Common Stock were issued and outstanding.

Holders of shares of Common Stock are entitled to one vote for each share on each proposal to be voted on at the Meeting. The holders of Common Stock shall vote together as a single class on all proposals.

Q. HOW MANY SHARES MUST BE PRESENT TO CONDUCT BUSINESS?

A. The presence of the holders of a majority of the voting power of the shares of Common Stock issued and outstanding and entitled to vote at the Meeting, present or represented by proxy, will constitute a quorum for the transaction of business. A quorum is required to conduct business at the Meeting and any adjournments or postponements thereof. Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, fiduciary or custodian) or if you attend the Meeting virtually and vote. Abstentions and broker non-votes will be counted toward the quorum requirement. If there is no quorum, the Meeting chair or, if directed to be voted on by the Meeting chair, the holders of a majority of the voting power of the shares entitled to vote who are present or represented by proxy at the Meeting may adjourn the Meeting.

Q. WHAT WILL BE VOTED ON AT THE MEETING?

A. The following table sets forth the proposals scheduled for a vote at the 2026 Annual Meeting, the vote required for such proposals to be approved and the Board's voting recommendation:

PROPOSAL	VOTES REQUIRED	VOTING OPTIONS	BOARD RECOMMENDATION
Proposal 1: To elect the following six director nominees, each to serve a one-year term expiring at the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified: Roshan Pujari, Anupam Agarwal, Charlotte Nangolo, Mark Rankin, Michael Earl Cornett Sr. and Sudhindra Kankanwadi.	A nominee will be elected as a director at the Meeting if the nominee receives a plurality of the votes cast. This means that the six nominees receiving the highest number of votes cast "FOR" will be elected as directors. Withheld votes and broker non-votes, if any, will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.	"FOR" or "WITHHOLD"	"FOR" all nominees
Proposal 2: To ratify the selection of KNAV CPA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.	Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.	"FOR," "AGAINST" or "ABSTAIN"	"FOR"
Proposal 3: To approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of shares of Common Stock to Lind Global Asset Management XIII LLC.	Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.	"FOR," "AGAINST" or "ABSTAIN"	"FOR"
Proposal 4: To approve an amendment of the Company's Certificate of Incorporation to clarify the director removal provision.	Approval requires the affirmative vote of at least a majority of the shares of Common Stock outstanding. Abstentions and broker non-votes, if any, will have the same effect as a vote "AGAINST" the proposal.	"FOR," "AGAINST" or "ABSTAIN"	"FOR"
Proposal 5: To approve an amendment and restatement of the Company's 2024 Equity Incentive Plan.	Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.	"FOR," "AGAINST" or "ABSTAIN"	"FOR"

Q. WHAT SHARES CAN I VOTE AT THE MEETING?

A. You may vote all shares of Common Stock owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank.

Q. WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF PROXY MATERIALS?

A. If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please follow the instructions on each set of proxy materials you receive and vote each set of proxy materials you receive to ensure that all of your shares are voted.

Q. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED STOCKHOLDER AND AS A BENEFICIAL OWNER?

A. As summarized below, there are some distinctions between registered shares and those owned beneficially.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, the registered stockholder, and the proxy materials are being sent directly to you by us. As the registered stockholder, you have the right to attend and vote at the Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials, together with a voting instruction card, are being forwarded to you by or on behalf of that entity. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote on your behalf and are also invited to attend the 2026 Annual Meeting. If your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, beneficial owners should contact their bank, broker or other nominee (preferably at least five days before the Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Meeting.

Q. HOW CAN I VOTE MY SHARES PRIOR TO THE MEETING?

A. Even if you plan to attend the Meeting, we recommend that you also submit your vote as early as possible in advance so that your vote will be counted if you later decide not to, or are unable to, virtually attend the Meeting.

If you are a registered stockholder, you may vote by proxy in advance of the Meeting by Internet (at *www.proxyvote.com*) or, if you requested paper copies of the proxy materials, by completing and mailing a proxy card or by telephone (at 800-690-6903).

Beneficial owners may cause their shares to be voted by proxy in accordance with the instructions provided by their broker, bank or other nominee. In most instances, beneficial owners are able to do this over the Internet, by telephone or by mail.

Q. HOW CAN I VOTE MY SHARES AT THE MEETING?

A. If you are a registered stockholder, you may attend and vote during the Meeting at *www.virtualshareholdermeeting.com/SDST2026*.

Beneficial owners may attend and vote during the Meeting by following the instructions under "What is the difference between holding shares as a registered stockholder and as a beneficial owner?" above.

Q. WHAT HAPPENS IF I DO NOT VOTE? WHAT IS A "BROKER NON-VOTE"?

A. If you are the registered stockholder and do not vote in one of the ways described above, your shares will not be voted at the Meeting and will not be counted toward the quorum requirement.

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers choose not to exercise their discretionary voting authority. As a result, we urge you to direct your broker, fiduciary or custodian how to vote your shares on all proposals to ensure that your vote is counted.

Q. WHAT IF I SIGN AND RETURN A PROXY CARD OR OTHERWISE VOTE BUT DO NOT INDICATE SPECIFIC CHOICES?

A. If you are a registered stockholder, the shares represented by each signed and returned proxy will be voted at the Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement.

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a broker non-vote with respect to such proposals.

Q. CAN I CHANGE MY MIND AFTER I RETURN MY PROXY?

A. Yes. You may change your vote at any time before your proxy is voted at the Meeting.

If you are a registered stockholder, you can revoke your proxy by (i) giving timely written notice to the Company's Secretary at the address set forth on the first page of this Proxy Statement, (ii) submitting another proxy with a later date by mail, Internet or telephone or (iii) attending the Meeting and voting virtually. However, your virtual attendance at the Annual Meeting will not, by itself, revoke your proxy. Your last submitted vote is the one that will be counted.

If you are a beneficial owner, you should consult with your bank, broker or other nominee regarding that entity's procedures for revoking your voting instructions.

Q. IS THERE A LIST OF STOCKHOLDERS ENTITLED TO VOTE AT THE MEETING?

A. The list of stockholders entitled to vote at the Meeting will be available during ordinary business hours for at least 10 days prior to the Meeting at our principal executive offices at Stardust Power Inc., 15 E. Putnam Ave, Suite 378, Greenwich, CT 06830, by contacting our Director of Investor Relations.

Q. HOW CAN I FIND OUT THE RESULTS OF THE VOTING?

A. We intend to announce preliminary voting results at the Meeting and publish the final results in a Current Report on Form 8-K within four business days following the Meeting.

Q. WHOM SHOULD I CONTACT IF I HAVE QUESTIONS?

A. If you have any additional questions about the Meeting or the proposals presented in this Proxy Statement, you should contact our Investor Relations department at our principal executive offices as follows:

Investor Relations
Stardust Power Inc.
15 E. Putnam Ave., Suite 378
Greenwich, CT 06830
800-742-3095
Email: investor.relations@stardust-power.com

PROPOSAL 1: ELECTION OF DIRECTORS

DIRECTOR NOMINATION PROCESS

The Nominating and Corporate Governance Committee of the Board (the "***Governance Committee***") is charged with making recommendations to the Board regarding qualified candidates to serve as members of the Board. The Governance Committee's goal is to assemble a Board with the skills and characteristics that, taken as a whole, help create a strong Board with experience and expertise in different aspects of corporate governance. Accordingly, the Governance Committee believes that candidates for director should have certain minimum qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially. In evaluating director nominees, the Governance Committee considers the following factors:

(1) The appropriate size of the Board;

(2) The Company's needs with respect to the particular talents and experience of its directors;

(3) The ability of a potential director to serve on committees of the Board; and

(4) The knowledge, skills and experience of nominees, including experience in business, finance, engineering, mining, energy, technology, administration and/or public service.

Other than the foregoing, there is no stated minimum criteria for director nominees, although the Governance Committee also considers such other factors as it deems to be in the Company's and its stockholders' best interests, such as the independence requirements for Board and committee membership under the Nasdaq Stock Market (the "***Nasdaq***") listing standards and the requirement for at least one member of the Board to meet the criteria for an "audit committee financial expert," as defined by SEC rules. The Governance Committee also believes it is appropriate for our Chief Executive Officer to serve on the Board. In addition, the Governance Committee and the Board also generally consider a potential director candidate's ability to contribute to the diversity of skills, experiences, perspectives, tenures and backgrounds on the Board. The Governance Committee and the Board seek to assemble a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment. The Governance Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board.

Pursuant to a stockholder agreement by and between the Company, Global Partner Sponsor II LLC, a Delaware limited liability company (the "***Sponsor***"), and Roshen Pujari (hereinafter, Roshan Pujari) and his affiliates, the Sponsor has the right to designate one nominee to the Board (the "***Designation Right***") as long as certain criteria are satisfied. In December 2024, the Sponsor designated Martyn Buttenshaw as its designated director. Mr. Buttenshaw resigned from the Board in June 2025, and the Board reduced its size from seven to six directors. The Governance Committee recommends to the Board the nominees for election to the Board at each annual meeting subject to the Designation Right. See "Certain Relationships and Related Transactions–Related-Party Transactions–Stockholder Agreement."

The Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, but the Governance Committee also seeks to balance the value of continuity of service by existing members of the Board with that of obtaining new perspectives. The Governance Committee identifies the desired skills and experience of a new nominee and then uses its network and external resources to solicit and compile a list of eligible candidates, including, from time to time, third-party search firms.

The Governance Committee will consider stockholder recommendations of nominees for director to the Board that are properly submitted by a stockholder. The committee considers candidates recommended by our stockholders in the same manner as a candidate recommended by other sources. Stockholders wishing to recommend a candidate may do so by sending a written notice to Stardust Power Inc., 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830, Attention: Secretary, naming the proposed candidate and providing the same biographical and other information regarding such proposed candidate as required under our bylaws for nominating a director. See "Stockholder Proposals for Next Year's Annual Meeting" for further information.

Once potential director candidates are identified, the committee, with the assistance of management, undertakes a vetting process that considers each candidate's background, independence and fit with the Board's priorities. As part of this vetting process, the committee, as well as other members of the Board and the CEO, may conduct interviews with the candidates. If the committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it recommends the candidate to the full Board for appointment or nomination and to the stockholders for election at the annual meeting.

INFORMATION ABOUT OUR DIRECTOR NOMINEES

In accordance with our bylaws, the Board has fixed the number of directors constituting the Board at six. Directors are elected annually for a one-year term. The Governance Committee has recommended, and the Board has nominated, each of the six nominees named below, each of whom was most recently elected by stockholders at the 2025 Annual Meeting of Stockholders, to be elected as a director for a one-year term expiring at the 2027 annual meeting of stockholders or until their respective successors are duly elected and qualified, subject to prior death, resignation, disqualification or removal.

Our director nominees have indicated that they are willing and able to serve as directors. However, if any of them becomes unable or, for good cause, unwilling to serve, proxies may be voted for the election of such other person as shall be designated by our Board, or the Board may decrease the size of the Board.

Other than the Designation Right, there are no arrangements or understandings to our knowledge between any of our directors, nominees for directors or officers and any other person pursuant to which any director, nominee for director or officer was or is to be selected as a director, nominee or officer, as applicable. There currently are no legal proceedings, and during the past ten years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our directors or director nominees. There are no material proceedings to which any director, officer, affiliate or owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associates of any such persons, is a party adverse to the Company or any of our subsidiaries, and none of such persons has a material interest adverse to the Company or any of its subsidiaries. Other than as disclosed below, during the last five years, none of our directors held any other directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Biographical and other information regarding our director nominees, including the primary skills and experiences considered by our Governance Committee in determining to recommend them as nominees, is set forth below.

NAME	AGE (as of April 21)	POSITION
Roshan Pujari	48	Chairman of the Board and Chief Executive Officer
Anupam Agarwal	44	Director and VP Finance
Charlotte Nangolo	44	Independent Director
Mark Rankin	47	Independent Director
Michael Earl Cornett Sr.	67	Independent Director
Sudhindra Kankanwadi	55	Independent Director

Roshan Pujari   Roshan Pujari has served as Chairman of the Board and as our Chief Executive Officer since the consummation of the Business Combination in July 2024. Prior to the Business Combination, Mr. Pujari co-founded Legacy Stardust Power and served as Chief Executive Officer of Legacy Stardust Power from its inception in March 2023 until the Business Combination. In his role as Chief Executive Officer of Stardust Power, he is responsible for developing and executing strategy, operations, key hires and financing. Mr. Pujari is a highly seasoned chief executive officer. Mr. Pujari has over 20 years of experience in investments and transactions and has demonstrated expertise and deep domain knowledge in new company formation and fund raising. He is highly skilled in dealmaking, identifying niche opportunities and leading them to successful ventures. Prior to co-founding Legacy Stardust Power, Mr. Pujari founded VIKASA Capital LLC in 2012, which reorganized as VIKASA Capital Inc. in 2021, a diversified investment firm investing into global markets and clean energy. Mr. Pujari led the firm's clean energy practice until 2023 where he developed a deep understanding of lithium. He is also a philanthropist, having founded the Pujari Foundation, a 501(c)(3) non-profit organization, to promote the interests of education, arts, and community around the globe. Mr. Pujari has served on numerous philanthropic boards and served as a Governor's appointee to the Oklahoma Arts Council. He served as trustee for the Heritage Hall School from 2017 to 2021, his alma mater. Mr. Pujari attended the University of Redlands in California, where he majored in both History and Government, and was in the honor society in both majors. Mr. Pujari also has a diploma from Heritage Hall, Oklahoma, where he was awarded "Top Speaker" in the National Tournament in 1995.

We believe that Mr. Pujari is qualified to serve on the Board because of his extensive experience in strategic, financial and transaction advisory roles, industry knowledge in clean energy as well as his senior leadership experience.

Anupam Agarwal	Anupam Agarwal has served as a member of the Board and our VP Finance since the consummation of the Business Combination in July 2024. Prior to the Business Combination, Mr. Agarwal served as Legacy Stardust Power's Senior Director of Finance and Accounts from its inception in March 2023. He brings over two decades of experience in advising multinational corporations on strategic matters and assisting organizations in their growth initiatives. Mr. Agarwal worked for VIKASA Capital Inc., an investment firm, as Director, Finance from 2019 to 2023. He began his career as a Project Manager at Gammon India, where he served from 2004 to 2007, executing various infrastructure and renewable projects, and later worked with EY (UAE), Edelweiss (Investment Banking) and KPMG, advising global clients and government agencies on due diligence, M&A, fundraising and strategic and deal advisory. While at KPMG, his notable experiences include advising on project bidding for a large independent power producer company and providing buy-side advisory services for large transactions, including acquisitions by large construction companies and airport operators. At Edelweiss, he advised on sell-side projects for infrastructure transportation and solar engineering, procurement and construction. Later as an independent advisor, he advised on strategic growth for an educational technology company and also served as a board advisor to an infrastructure company. Mr. Agarwal holds a Master's in Management Studies (MMS) from Mumbai University. **We believe that Mr. Agarwal is qualified to serve on the Board because of his extensive experience in infrastructure and renewable projects as well as his finance and accounting experience.**
Charlotte Nangolo	Charlotte Nangolo has served as a member of the Board since the consummation of the Business Combination in July 2024. Ms. Nangolo is a mining engineer with over 20 years of experience in the mining and metals industry, spanning operations, consulting, business improvement, cost estimation, and financial modeling of mining projects. She also has financial markets experience as a mining research analyst, focusing on financial modeling and research. Ms. Nangolo began her career as a Graduate Mining Engineer/Short Term Planning Engineer at AngloGold Ashanti from January 2005 to January 2008, followed by her role as a Mining Engineer at Rio Tinto in Australia from February 2008 to December 2009. She then served as an Associate Lecturer/Postgraduate Student at the University of the Witwatersrand from January 2010 to June 2011, before joining XSTRACT Consultants as a Mining Consultant from July 2011 to June 2012. She subsequently worked as Senior Mining Engineer at SIMEC Mining from June 2012 to April 2016 and as Senior Mining Engineer at AMC Consultants from February 2018 to September 2020. She then served as Senior Consultant (Mining) at SRK Consulting from September 2020 to November 2021 and has been a Senior Consultant (Mining Technical/Corporate) at CSA Global since November 2021, focusing on critical mineral projects worldwide, particularly lithium. Ms. Nangolo is the founder of Minerals of Africa Pty Ltd ("*MOAPL*"), a mining company focused on exploration activities of critical minerals in Africa, and has served as Founder & CEO since June 2022. MOAPL is currently focused on lithium in Namibia with a strategy to expand into West Africa. She has served as an advisory board member to Pamwe Royalties & Streaming (Pty) Ltd. ("*Pamwe*") since October 2021, focusing on the medium- to small-scale royalty space in the mining industry. Pamwe is Africa's only metals royalty and streaming company headquartered in Namibia. Ms. Nangolo also serves as an Advisory Board member and Investment Committee member of AFA, a Mauritius-registered fund focused on Africa's mining sector, since January 2025. Ms. Nangolo actively supports the industry through an informal mentorship program for young mining professionals and mining students in Africa. She earned her Master of Science and Bachelor of Science degrees in Mining Engineering and Mineral Economics from the University of the Witwatersrand, South Africa. **We believe that Ms. Nangolo is qualified to serve on the Board because of her extensive experience in lithium, mining and mining technology as well as financial consulting and research in the mining space.**
Mark Rankin	Mark Rankin has served as a member of the Board since the consummation of the Business Combination in July 2024. Mr. Rankin currently serves as a part-time Assistant Controller at RKI Energy Resources, LLC, an oil and natural gas exploration and production company in Oklahoma City, where he previously worked as the Assistant Controller from June 2017 to December 2021 and completed project-based work. Prior to RKI he worked at WPX Energy as an Operations Accounting Manager and at RKI Exploration & Production, LLC in roles ranging from Senior Staff Accountant

to Operations Accounting Manager. Mr. Rankin's responsibilities have included financial statement preparation, income and expense analysis, cost accrual and managing payable/receivable systems. Additionally, he served as an Accounting Supervisor/Office Manager at I-35 Auto mall/Dealers Finance, further refining his skills in accounts receivable, payroll and financial review. Mr. Rankin received his Bachelor of Business Administration in Accounting from Oklahoma Christian University, where he graduated with honors.

We believe that Mr. Rankin is qualified to serve on the Board because of his extensive experience in accounting and financial management.

Michael Earl Cornett Sr.	Michael Earl Cornett Sr. has served as a member of the Board since the consummation of the Business Combination in July 2024. He is a distinguished American public servant and business consultant. Mr. Cornett has dedicated his life to journalism, education, business and public service. Starting his professional journey as a journalist, Mr. Cornett worked in the field from 1980 to 1999. After nearly two decades in journalism, he transitioned into academia, serving as a full-time college professor at the University of Oklahoma from 1999 to 2000. In 1999, Mr. Cornett founded Mick Cornett Inc., a business consulting firm, where he serves as President. His commitment to public service is evident through his tenure as a member of the City Council of Oklahoma City from 2001 to 2004. He was then elected as the Mayor of Oklahoma City, a position he held from 2004 to 2018. During his time as mayor, Mr. Cornett played a pivotal role in the city's development and transformation, earning recognition for his leadership and vision. Since 2019, he has been a board member of IBC Bank, and in 2023, he joined the board of Rees Architecture. Mr. Cornett earned his bachelor's degree in journalism from the University of Oklahoma in 1981 and obtained an MBA from New York University in 2011.

We believe that Mr. Cornett is qualified to serve on the Board because of his extensive public service and experience in business consulting.

Sudhindra Kankanwadi	**Sudhindra ("*Sujit*")** Kankanwadi has served as a member of the Board since the consummation of the Business Combination in July 2024. Mr. Kankanwadi has served as Senior Vice President Finance and Chief Accounting Officer at Synopsys, Inc., an electronic design automation company, since 2015. In his role at Synopsys, Mr. Kankanwadi has scaled his organization by expanding the shared services team, implementing new financial technology platforms and leading the digital finance strategy and implementation for the organization. He was also a member of the AICPA task force for the software industry, contributing to the development of implementation guides for new revenue rules. Earlier in his career, Mr. Kankanwadi worked with KPMG, serving various large multinational companies in the United States and India. He led audit and advisory teams for IPO listings and spent time at the Global Center developing worldwide audit methodologies. Mr. Kankanwadi holds a Bachelor of Commerce from Karnataka University and is a Fellow Chartered Accountant, accredited by the Institute of Chartered Accountants of India. He is also a Certified Public Accountant (CPA) with an active license from the California Board of Accountancy. He also serves as a lecturer teaching advanced accounting at the University of California, Santa Cruz.

We believe that Mr. Kankanwadi is qualified to serve on the Board because of his extensive financial background and advisory experience.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD

A nominee will be elected as a director at the Meeting if the nominee receives a plurality of the votes cast. This means that the six nominees receiving the highest number of votes cast "FOR" will be elected as directors. Withheld votes and broker non-votes, if any, will have no effect on the outcome of the election.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL THE NOMINEES UNDER PROPOSAL 1.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the "*Audit Committee*") has selected KNAV CPA LLP ("*KNAV*") as our independent registered public accounting firm for the fiscal year ending December 31, 2026 and has further directed that we submit the selection of the independent registered accounting firm for ratification by our stockholders at the 2026 Annual Meeting.

Stockholder ratification of the selection of KNAV as the Company's independent auditor is not required by law or our bylaws. However, the Audit Committee considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers the proposal an opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. If our stockholders do not ratify this selection, the Audit Committee will reconsider its selection of KNAV. Even if the selection is ratified, the Audit Committee may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

KNAV audited Stardust Power's consolidated financial statements for the fiscal years ended December 31, 2025 and 2024. We expect representatives from KNAV to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table summarizes the audit fees billed and expected to be billed by KNAV for the indicated fiscal years and the fees billed by KNAV for all other services rendered during the indicated fiscal years. All fees described below were pre-approved by the Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below:

FEE CATEGORY	YEAR ENDED DECEMBER 31, 2025	YEAR ENDED DECEMBER 31, 2024
Audit Fees[1]	$ 156,598	$ 62,400
Audit-Related Fees[2]	$ 90,830	$ 10,920
Tax Fees	$ -	$ -
All Other Fees	$ -	$ -
Total Fees	$ 247,428	$ 73,320

[1] Audit fees consist of amounts billed for professional services for audit and quarterly reviews of our financial statements, and other statutory and regulatory filings.

[2] Audit-related fees consist of amounts billed for auditor comfort letters and consents for filing registration statements.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On September 17, 2024, the Board approved the dismissal of WithumSmith+Brown, PC ("*Withum*") as the Company's independent registered public accounting firm on the recommendation of the Audit Committee. Withum had served as the Company's independent registered public accounting firm since the Business Combination and, prior to the consummation of the Business Combination, of GPAC II since 2020. Also on September 17, 2024, the Board approved the engagement of KNAV as the Company's independent registered public accounting firm on the recommendation of the Audit Committee.

The reports of Withum on GPAC II's consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, with the exception of providing a qualification as to GPAC II's ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 17, 2024, there were no disagreements with Withum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 17, 2024, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Withum with a copy of the disclosures regarding its dismissal reproduced in this Proxy Statement and received a letter from Withum addressed to the SEC stating that it agreed with the above statements. The letter was filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on September 20, 2024.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 17, 2024, neither GPAC II (prior to the consummation of the Business Combination) nor the Company (after the consummation of the Business Combination) consulted with KNAV regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided that KNAV concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures for the pre-approval of permitted services performed by our independent auditor in compliance with applicable SEC rules and reviews such policies and procedures at least quarterly. Under these procedures, the Audit Committee must pre-approve all audit and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent registered public accounting firm, subject to and in accordance with the Exchange Act, and the Audit Committee's pre-approval policy.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD

Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KNAV AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL 3: APPROVAL OF THE ISSUANCE OF SHARES OF COMMON STOCK IN ACCORDANCE WITH NASDAQ LISTING RULES

As more fully described below, we are submitting this Proposal 3 to stockholders in order to obtain stockholder approval under Nasdaq Listing Rule 5635 for the issuance of shares of our Common Stock pursuant to the transactions contemplated by the Securities Purchase Agreement, dated December 23, 2025 (the "***Stock Purchase Agreement***"), with Lind Global Asset Management XIII LLC ("***Lind***"), including approval of the issuance of shares of Common Stock (i) upon conversion of one or more senior secured convertible promissory notes with original principal amount of up to $15 million (the "***Convertible Notes***") to be issued pursuant to the Stock Purchase Agreement (the "***Conversion Shares***") and (ii) upon exercise of warrants ("***Warrants***") to be issued pursuant to the Stock Purchase Agreement (the "***Warrant Shares***").

BACKGROUND AND SUMMARY OF THE STOCK PURCHASE AGREEMENT

As previously disclosed in our Current Report on Form 8-K, filed December 31, 2025, we entered into the Stock Purchase Agreement with Lind. An initial closing occurred on December 23, 2025, as a result of which an initial tranche of Convertible Notes were issued with a principal amount of $4.8 million and Warrants were issued for the purchase of approximately 411,245 Warrant Shares.

The Stock Purchase Agreement provides for additional issuances of Convertible Notes and Warrants, subject to closing conditions. The proceeds of the financing can be used for general corporate purposes and for certain early design and engineering services, infrastructure improvement, procurement activities and other expenses for our project in Muskogee, Oklahoma.

WHY WE NEED STOCKHOLDER APPROVAL

Our Common Stock is listed on Nasdaq, and as a result, we are subject to Nasdaq's Listing Rules. We are seeking stockholder approval to comply with Nasdaq Listing Rule 5635 and to satisfy our obligations under the Stock Purchase Agreement, the Convertible Notes and the Warrants.

Rule 5635(d)

Nasdaq Listing Rule 5635(d) requires stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by us of Common Stock (or securities convertible into or exercisable or exchangeable for our Common Stock, such as the Convertible Notes and Warrants) equal to 20% or more of our Common Stock or voting power outstanding before the issuance, unless sold at a price equal to or greater than the Minimum Price (as defined in the Rule).

Convertible Notes

The Stock Purchase Agreement provides for the issuance of Convertible Notes with an aggregate principal amount of up to $15 million. The principal amount of each Convertible Note, along with all interest and other amounts that come due under such Convertible Notes, may be converted by the holder currently at a conversion price of $5.837 per share (subject to adjustment as provided in the Convertible Notes).

In addition, if we decide to prepay any Convertible Notes, the holder will have the right to convert up to one-third of the amounts owing under such note at the lower of the (i) conversion price and (ii) 90% of the average of the daily volume-weighted stock price for our Common Stock, over a consecutive five-day period selected by the holder of the Convertible Note from within the 20 trading days prior to the issuance of such shares.

Assuming the issuance of $15 million of Convertible Notes, the payment of all interest in shares through maturity and conversion of the Convertible Notes at maturity, we estimate that 2,700,000 shares of common stock would be issuable under the arrangement. In addition, in such circumstances we would issue warrants for the purchase of up to 1,592,000 shares of common stock, assuming a volume-weighted stock price of $5.84. We will be obligated to issue additional shares of our common stock upon the occurrence of certain events, including if we incur late payment fees or early payment fees.

Warrants

Under the Stock Purchase Agreement, each time we issue Convertible Notes to Lind, we also will issue Lind with warrants for the purchase of a number of shares equal to 35% of the dollar amount funded under the Convertible Notes divided by the volume-weighted stock price of our Common Stock on the day prior to the applicable issuance date. The exercise price for each share of Common Stock under the warrants will be $5.837 per share (subject to adjustment as provided in the Warrants).

The number of shares of Common Stock issuable in these transactions may exceed 20% or more of the shares of our Common Stock that were outstanding prior to signing the Stock Purchase Agreement. As a result, the Company is seeking stockholder approval of the issuances for purposes of complying with Nasdaq Rule 5635(d).

Rule 5635(b)

Nasdaq Listing Rule 5635(b) requires us to obtain stockholder approval prior to an issuance of securities when such issuance would result in a change of control. Pursuant to applicable Nasdaq guidance, a change of control may generally be deemed to occur when an investor or a group would own or have the right to acquire 20% or more of the outstanding shares of Common Stock or voting power and such ownership or voting power would be the largest ownership position of the issuer. However, in determining if a change of control has occurred (and stockholder approval is required), Nasdaq will consider all circumstances concerning the transaction and may determine that a change of control has occurred even if the number of shares of Common Stock or voting power that an investor or a group has a right to acquire is less than 20%.

Although the terms of the Convertible Notes and Warrants contemplate that the holder cannot convert the Convertible Notes or exercise the Warrants if, as a result, they would own in excess of 4.99% of our Common Stock or, in certain cases, 9.99% of our Common Stock, we cannot be certain that Nasdaq will calculate beneficial ownership in the same manner contemplated by the transaction documents or this limitation could be waived by us in the future.

Because we do not know whether one or more of the issuances of Common Stock contemplated by the Stock Purchase Agreement may be deemed to be a change in control under Nasdaq Listing Rule 5635(b), the Company is seeking stockholder approval for purposes of complying with Nasdaq Rule 5635(b).

CONSEQUENCES OF NOT APPROVING THIS PROPOSAL

The Board is not seeking the approval of our stockholders to authorize our entry into the Stock Purchase Agreement. The Stock Purchase Agreement has already been executed. However, the Company has agreed to seek the stockholder approval contemplated by this Proposal 3 within one year of the issuance date of the Convertible Notes. If stockholder approval is not obtained, the Company may be limited in its ability to issue stock pursuant to the Convertible Notes or Warrants and may be required to use cash to pay obligations due under the Convertible Notes or Warrants. Using cash to fulfill such obligations could adversely impair our liquidity and financial position.

In addition, if we cannot obtain stockholder approval of this Proposal 3, we may be unable to borrow additional amounts under the Stock Purchase Agreement, even in circumstances where such exercise would benefit us or our stockholders.

REASONS FOR TRANSACTION AND POTENTIAL EFFECTS ON CURRENT STOCKHOLDERS

At the time of our entry into the Stock Purchase Agreement, our Board determined that the Stock Purchase Agreement was in the best interests of the Company and its stockholders. We are seeking approval of the transactions so that we can secure prior and future funding.

The Common Stock issued pursuant to the transactions contemplated by the Stock Purchase Agreement will have the same rights and privileges as the shares of our currently authorized and outstanding Common Stock. The issuance of such shares will not affect the rights of the holders of our outstanding Common Stock, but such issuances will have a dilutive effect on the existing stockholders, including on the voting power and economic rights of the existing stockholders, and may result in a decline in the price of our Common Stock or in greater price volatility. If our stockholders approve Proposal 3, such shares, if issued, could constitute 20% or more of our outstanding shares of our Common Stock.

ADDITIONAL INFORMATION

The Stock Purchase Agreement is attached hereto as <u>Appendix A</u>, the form of Senior Secured Convertible Promissory Note is attached hereto as <u>Appendix B</u> and the form of warrant is attached hereto as <u>Appendix C</u>. The above summaries of each of these documents are qualified in their entirety by reference to the full text of such documents.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD

Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ISSUANCE OF SHARES OF COMMON STOCK IN ACCORDANCE WITH NASDAQ LISTING RULES.

PROPOSAL 4: APPROVAL OF AN AMENDMENT OF THE COMPANY'S CERTIFICATE OF INCORPORATION TO CLARIFY THE DIRECTOR REMOVAL PROVISION

We are submitting to our stockholders a vote to adopt an amendment of our current Certificate of Incorporation, as amended (the "*Certificate*"), to update the director removal provision in Article V, Section 4 to clarify that directors may be removed with or without cause (the "*Certificate Amendment*").

SUMMARY OF THE CERTIFICATE AMENDMENT

The following is a summary of the proposed Certificate Amendment, which is qualified in its entirety by reference to the full text of the Certificate Amendment, as set forth in <u>Appendix D</u> (with additions shown as double underlined and deletions shown as struck through).

Our Certificate currently provides that, subject to the rights of any preferred stockholders, directors may only be removed from office for cause and by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors voting together as a single class. The Board has approved and declared advisable the Certificate Amendment, subject to its approval by stockholders at the Meeting, which would update this provision solely to clarify that directors may be removed from office either with or without cause. The provision would otherwise remain unchanged, and director removal would continue to require a supermajority stockholder vote.

We believe that the Certificate Amendment is in the best interests of the Company and its stockholders as it removes a legacy provision that was adopted prior to the Board's declassification. As the Board became declassified in April 2025 when we ceased to be a controlled company under Nasdaq rules, with all directors now serving for one-year terms and standing for election annually, this provision is no longer applicable per the Delaware General Corporation Law. If our stockholders do not approve the Certificate Amendment, Article V, Section 4 would remain unchanged; however, the enforceability of such a provision is uncertain.

If approved by stockholders, the Certificate Amendment will become effective upon filing of such Amendment with the Secretary of State of the State of Delaware.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD

The Board has unanimously approved the Certificate Amendment. As such, approval of this proposal requires the affirmative vote of at least a majority of the shares of Common Stock outstanding. Abstentions and broker non-votes, if any, will have the same effect as a vote "AGAINST" the proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO CLARIFY THE DIRECTOR REMOVAL PROVISION.

PROPOSAL 5: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2024 EQUITY INCENTIVE PLAN

A&R 2024 Plan

The Company is seeking stockholder approval of amending and restating the Stardust Power Inc. 2024 Equity Incentive Plan (as amended, the "***A&R 2024 Plan***"). The only changes proposed in the A&R 2024 Plan are:

- Authorizing 2,600,000 additional shares for issuance under the A&R 2024 Plan; and
- Extending the term of the A&R 2024 Plan.

In connection with the Business Combination, the Board adopted, and the stockholders of the Company approved, the Stardust Power Inc. 2024 Equity Incentive Plan (the "***2024 Plan***") in September 2024. The Board adopted the A&R 2024 Plan on April 8, 2026 to further the Company's goal of attracting, incentivizing and retaining top talent and continuing to offer our key personnel compensation opportunities that are market competitive. If stockholders do not approve the A&R 2024 Plan, we will continue to grant equity incentive awards under the existing share reserve under the 2024 Plan until it expires or there is no remaining capacity left under such plan.

The Board believes that equity-based compensation plans, such as the A&R 2024 Plan, benefit the interests of our stockholders by effectively linking employee compensation to the performance of the stock price of our Common Stock. Approval of the A&R 2024 Plan will enable the Compensation Committee to design and implement compensation programs that retain our key employees, compensate those employees based on the performance of the Company and other individual performance factors, and enhance stockholder alignment.

Based on current projections, the Company will not have sufficient share capacity under the 2024 Plan to continue granting equity incentive compensation awards through 2026, and the Board and the Compensation Committee wish to ensure that there is sufficient capacity available to make grants in subsequent years as well as any necessary off-cycle grants without any delay. If the A&R 2024 Plan is not approved and we are not able to make equity grants in subsequent years, we will be at a significant disadvantage in attracting and retaining talented employees, consultants and non-employee directors.

If our stockholders approve the A&R 2024 Plan, we will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the shares available for issuance under the A&R 2024 Plan.

As of April 7, 2026:

- There were 9,996,218 shares issued and outstanding.
- There were no outstanding stock options.
- There was a total of 21,742 shares of restricted stock outstanding, 117,860 RSUs outstanding and 50,658 PSUs outstanding (assuming maximum level of performance payout).
- There was a total of 74,550 shares available for future awards under the 2024 Plan. As described more fully below, upon approval of the A&R 2024 Plan, we will have 2,674,550 shares in the aggregate available for grant under the A&R 2024 Plan.

On April 8, 2026, the closing price of the stock price of our Common Stock as reported on the Nasdaq Capital Market was $2.78 per share.

Summary of the A&R 2024 Plan

The following description of the A&R 2024 Plan is not intended to be complete and is qualified in its entirety by the complete text of the A&R 2024 Plan, a copy of which is attached as Appendix E to this Proxy Statement. Stockholders are urged to read the A&R 2024 Plan in its entirety.

The A&R 2024 Plan provides for the grant of incentive stock options ("***ISOs***"), within the meaning of Section 422 of the Internal Revenue Code (the "***Code***"), to employees, including employees of any parent or subsidiary, and for the grant of non statutory share options ("***NSOs***"), share appreciation rights ("***SARs***"), restricted shares, restricted share units ("***RSUs***"), other share and cash-based awards (including performance awards), and dividend equivalents (collectively, the "***Awards***").

Eligibility. Any individual who is an employee of the Company or any of its affiliates, or any person who provides services to the Company or its affiliates, including consultants and members of the Board (other than consultants whose services are provided in connection with the offer or sale of securities in a capital-raising transaction or who promote or maintain a market for the Company's securities), is eligible to receive awards under the A&R 2024 Plan at the discretion of the plan administrator, as defined below. If this proposal is approved by the stockholders, then all of the Company's employees, directors and permitted consultants will be eligible to receive awards as of our 2026 Annual Meeting. As of our 2026 Annual Meeting, the Company is expected to have approximately 12 employees, 4 non-employee directors, and 3 consultants who may be eligible to receive awards under the A&R 2024 Plan.

Non-Employee Director Compensation Limits. The fair value of any awards granted under the A&R 2024 Plan to a non-employee director as compensation for services on the Board, during any one fiscal year, taken together with any cash fees paid to such non-employee director during such period in respect of the non-employee director's services as a member of the Board during such year, may not exceed $750,000, provided that the Board can make exceptions to this limit so long as the applicable non-employee director does not participate in the decision.

Authorized Shares. The maximum number of shares of Common Stock that may be issued under the A&R 2024 Plan is equal to 3,799,526 shares (the "**Share Pool**"), representing the initial share reserve and subsequent automatic increases on January 1, 2025 and January 1, 2026, in each case, adjusted to reflect the 1-for-10 reverse stock split, and the additional shares of 2,600,000 being requested hereunder. The Share Pool will be automatically increased on each January 1 through January 1, 2034 in an amount equal to 5% of the total number of shares of Common Stock outstanding on December 31 of the immediately preceding fiscal year. The maximum number of shares of Common Stock that may be issued on the exercise of ISOs under the A&R 2024 Plan is equal to 3,799,526.

Any shares of Common Stock subject to an Award that are forfeited, cancelled, exchanged or surrendered, or if an Award otherwise terminates or expires without a distribution of such shares or is settled in cash, shares of Common Stock with respect to such Awards shall again be available for grant under the A&R 2024 Plan. Shares of Common Stock used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the A&R 2024 Plan. Further, Awards issued under the A&R 2024 Plan in connection with a corporate transaction in substitution for outstanding equity awards issued by another company or entity will not result in reducing the number of shares available for issuance under the A&R 2024 Plan, except as otherwise required by the Code.

Plan Administration. A committee of the Board duly authorized by the Board, or if no such committee, the Board, will administer the A&R 2024 Plan and is referred to as the "plan administrator" herein. Under the A&R 2024 Plan, the plan administrator has broad authority, subject to the provisions of the A&R 2024 Plan, to administer and interpret the A&R 2024 Plan and Awards granted thereunder. The Board may delegate to a committee of one or more directors or one or more officers of the Company the authority to grant or amend awards or to take other administrative actions, provided that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by, the following individuals: (i) individuals who are subject to Section 16 of the Exchange Act; or (ii) officers of the Company (or directors) to whom authority to grant or amend awards has been delegated under the A&R 2024 Plan. The plan administrator may set restrictions on the delegation and may rescind the authority delegated at any time or may appoint a new delegate.

Types of Awards.

Share Options. ISOs and NSOs are granted under award agreements adopted by the plan administrator. The plan administrator determines the exercise price for share options, within the terms and conditions of the A&R 2024 Plan, but, for ISOs, the exercise shall not be less than 100% of the fair market value of a share of Common Stock on the grant date (or 110% of fair market value if the optionholder is a 10% stockholder). Share options granted under the A&R 2024 Plan vest at the rate specified in the award agreement as determined by the plan administrator. The plan administrator determines the term of share options granted under the A&R 2024 Plan, up to a maximum of ten years (or, in the case of an ISO granted to a 10% stockholder, five years). Share options may be exercised in whole or in part by giving written notice of exercise under the A&R 2024 Plan and the award agreement, and by complying with other required deliverables thereunder.

SARs. SARs generally entitle the holder, upon exercise, to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price established for such SAR on its grant date, by (ii) the number of shares as to which such SAR is being exercised. SARs are granted under award agreements adopted by the plan administrator. The plan administrator determines the exercise price for a SAR. A SAR granted under the A&R 2024 Plan vests at the rate specified in the award agreement as determined by the plan administrator. SARs may be settled in cash or shares of Common Stock or in some combination thereof, as determined by the plan administrator and specified in the award agreement. The grant price of a SAR cannot be less than 100% of the fair market value of a share of Common Stock on the date on which the SAR is granted.

Restricted Share Awards. Restricted shares are granted under award agreements adopted by the plan administrator. The plan administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. Unless the plan administrator determines otherwise, the Company will hold restricted shares in escrow until the restrictions on such restricted shares have lapsed. Unless otherwise determined by the plan administrator and specified in the applicable award agreement, the holder of a restricted share award has rights as a shareholder, including the right to vote the shares of Common Stock subject to the restricted share award or to receive dividends on the shares of Common Stock subject to the restricted share award during the restriction period.

Restricted Share Unit Awards. RSUs are granted under award agreements adopted by the plan administrator. The plan administrator determines the terms and conditions of RSUs, including vesting and forfeiture terms. RSUs may be settled in cash, by delivery of shares of Common Stock, by a combination of cash and shares of Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the award agreement. The plan administrator may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in cash or shares of Common Stock) of dividends paid on the underlying shares of Common Stock.

Other Share-Based Awards. In addition to the Awards described above, the plan administrator may issue other forms of awards that may be denominated or payable in shares of Common Stock. Subject to the provisions of the A&R 2024 Plan, the plan administrator may determine the individuals to whom, and the times at which, such other share-based awards shall be granted, the number of shares to be granted pursuant to such other share-based awards, the manner in which such other share-based awards shall be settled (e.g., in shares, cash or other property), the conditions to the vesting and/or payment of such other share-based awards, and all other terms and conditions of such other share-based awards.

Other Cash-Based Awards. The plan administrator may grant Awards that are denominated in or payable solely in cash, subject to the terms, conditions, restrictions and limitations determined by the plan administrator, in its sole discretion. Cash-based awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Dividend Equivalents. The plan administrator may, in its sole discretion, grant dividend equivalents, which represent the right to receive the value of dividends, if any, paid by in respect of the number of shares of Common Stock underlying an Award, under the A&R 2024 Plan, either alone or in tandem with another Award. Dividend equivalents with respect to an award that are based on dividends paid prior to the vesting of the award will only be paid to the participant to the extent that the vesting or performance conditions for such award are satisfied. Dividend equivalent rights may be settled in cash, shares or other property, or a combination thereof as determined by the Committee.

Substitute Awards. Awards may be granted under the A&R 2024 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with Stardust Power or one of its affiliates.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of the Company, such as a stock split, reverse stock split or recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or another equity restructuring or change in the corporate structure of the Company affecting shares occurs, the plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the A&R 2024 Plan, shall make appropriate adjustments to (i) the class and maximum number of shares reserved for issuance under the A&R 2024 Plan, (ii) the number and grant or exercise price of shares covered by each outstanding share award, and (iii) the terms and conditions of any outstanding share awards (including, without limitation, any applicable performance criteria and performance goals with respect thereto).

Change in Control. In the event of a change in control (as defined under the A&R 2024 Plan), an outstanding award will be treated as the plan administrator determines in its sole discretion, which may include having the successor entity assume or substitute for the award, terminating the award, accelerating the vesting of or waiving restrictions on the award in whole or in part (including deeming any performance targets to have been achieved at the greater of actual performance or target levels), terminating the award in exchange for cash and/or property, or any combination of permissible actions. In taking such actions, the plan administrator is not obligated to treat all awards similarly.

Dissolution or Liquidation. In the event that the Company winds up, dissolves or liquidates, the plan administrator will notify each participant of such proposed transaction. To the extent that an award has not been previously exercised, the award will terminate immediately prior to the consummation of such proposed action.

Transferability. Unless the plan administrator provides otherwise, share options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order. Otherwise, until an Award has been exercised or the underlying shares have been issued, no Award under the A&R 2024 Plan may be transferred, except as provided in an award agreement or with prior written consent of the plan administrator.

Clawback. Awards under the A&R 2024 Plan are subject to the recoupment in accordance with any clawback policy adopted by the Company, including the Clawback Policy (or any successor clawback policy adopted by the Company) to the extent applicable to the participant and the award.

Plan Amendment or Termination. The Board has the authority to amend, suspend or terminate the A&R 2024 Plan at any time, provided that such action does not impair the existing rights of any award recipient without such recipient's written consent, unless otherwise permitted by the terms of the A&R 2024 Plan. Certain material amendments also require approval of the Company's stockholders. No share Awards may be granted under the A&R 2024 Plan while it is suspended or after it is terminated. Also, no Awards may be granted after April 8, 2036.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax treatment applicable to the Company and the participants who receive Awards under the A&R 2024 Plan based on the federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the A&R 2024 Plan.

Incentive Stock Options

Options granted under the A&R 2024 Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a "disqualifying disposition", as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of Common Stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Shares

A participant who receives unvested shares of Common Stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares.

The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Share Units, Other Share-Based Awards, Other Cash-Based Awards

Generally, no taxable income is recognized upon the grant of RSUs, other share-based awards or other cash-based awards. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the A&R 2024 Plan will be subject to the $1 million annual deduction limitation. The administrator of the A&R 2024 Plan may grant Awards under the A&R 2024 Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the Company and its stockholders.

New Plan Benefits Under the A&R 2024 Plan

As described above, the selection of participants who will receive Awards under the A&R 2024 Plan and the size and types of Awards will be determined by the Compensation Committee in its discretion. As such, the number or value of Awards that will be granted under the A&R 2024 following the Meeting is not yet determinable, and it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees.

Awards Granted Under the 2024 Plan

No Awards made under the 2024 Plan prior to the date of the Meeting were granted subject to stockholder approval of the A&R 2024 Plan. The following table sets forth information with respect to Awards that have been granted under the 2024 Plan to the named executive officers ("**NEOs**"), the director nominees, recipients of more than 5% of all awards under the 2024 Plan, and the specified groups set forth below as of April 7, 2026 (even if not currently outstanding), with the PSUs based on achievement of target performance. No associates of any director, executive officer or director nominee have received any Awards under the 2024 Plan.

Name & Position	Number of Options	Number of RSUs and PSUs
Roshan Pujari, Chief Executive Officer	-	304,379
Pablo Cortegoso, Chief Technical Officer	-	197,723
Chris Edward Celano, Chief Operating Officer	-	132,507
All current executive officers as a group (5 persons)	-	820,557
Anupam Agarwal	-	16,138
Charlotte Nangolo	-	942
Mark Rankin	-	942
Michael Earl Cornett Sr.	-	942
Sudhindra Kankanwadi	-	942
All current directors who are not executive officers (5 persons)	-	19,906
All employees, including all current officers who are not executive officers, as a group (6 persons)	-	104,419

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD

Approval requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2024 EQUITY INCENTIVE PLAN.

BOARD AND STOCKHOLDER MEETINGS AND ATTENDANCE

The Board has responsibility for managing the business and affairs of the Company. The primary responsibility of the Board is to oversee the management of the Company and, in doing so, serve the best interests of the Company and its stockholders. The entire Board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies and evaluates significant policies and proposed major commitments of corporate resources. The Board also participates in decisions that have a potential major economic impact on the Company. Management keeps the directors informed of Company activity through regular communication, including written reports and presentations at Board and committee meetings.

During 2025, the Board met eight times, the Audit Committee met seven times, the Governance Committee met four times and the Compensation Committee of the Board (the "*Compensation Committee*") met four times. All of our directors then-serving on the Board attended 75% or more of the total number of meetings of the Board and meetings of any committee of the Board on which such director served during the period in which he or she was on the Board or committee. Directors are expected to attend annual meetings of stockholders. All of our directors then serving on the Board attended the 2025 Annual Meeting of Stockholders.

BOARD COMPOSITION

Director Independence

Nasdaq listing rules require that a majority of the members of the Board be independent. Under the rules of the Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board has determined that each of Ms. Nangolo, Mr. Cornett, Mr. Kankanwadi and Mr. Rankin are "independent" as that term is defined under the Nasdaq listing rules. Former director Mr. Martyn Buttenshaw was "independent" under the Nasdaq listing rules during the period he served on our Board. In addition, there are no family relationships among any of our directors or executive officers.

Director Time Commitments

While Board members benefit from service on the boards of other companies and such service is encouraged, under the Board's Corporate Governance Guidelines, directors are expected to limit the number of other boards on which they serve so as not to interfere with their service as a director of the Company. In this regard, the Company has adopted specific limits on the number of other public company boards upon which a director may sit. Ordinarily, directors may not serve on the boards of more than four public companies and the CEO and directors who are executive officers of public companies may not serve on the board of more than three public companies. As part of the annual director nomination process, the Governance Committee considers directors' adherence to these expectations.

Board Committees

Our Board has established three standing committees - the Audit Committee, the Compensation Committee and the Governance Committee - each of which operates under a written charter that has been approved by our Board. The following table provides information regarding the current membership for each of the committees of the Board:

NAME	POSITION	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE
Roshan Pujari	Chairman of the Board and Chief Executive Officer			
Charlotte Nangolo	Independent Director	*	*	
Michael Earl Cornett Sr.	Independent Director			C
Sudhindra Kankanwadi	Independent Director	C		*
Anupam Agarwal	Director and VP Finance			
Mark Rankin	Independent Director	*	C	

C = Chair
* = Member

<u>Audit Committee</u>

Our Audit Committee consists of Mr. Kankanwadi, Ms. Nangolo and Mr. Rankin, with Mr. Kankanwadi serving as Chair of the Audit Committee. Each member of the Audit Committee: (i) is independent under the Nasdaq listing rules, (ii) satisfies the additional independence criteria applicable to directors on such committee under the Nasdaq listing rules and the established by the SEC and (iii) is financially literate under Nasdaq listing rules. In addition, the Board has determined that Mr. Kankanwadi qualifies as an "audit committee financial expert" as defined in applicable SEC rules. The Audit Committee's primary responsibility is to oversee the Company's accounting and financial reporting practices and the audits of the Company on behalf of the Board and report the results of its activities to the Board. The Audit Committee's other responsibilities include:

- appointing, compensating, retaining, evaluating, terminating and overseeing the Company's independent accountants;
- pre-approving all audit and permitted non-audit services (including the fees and terms thereof) to be performed by the Company's independent accountants;
- reviewing and discussing the quality and integrity of the Company's financial statements and accounting and financial reporting with the Company's management and independent accountants;
- reviewing any significant issues that arise regarding the Company's financial statements with the full Board;
- discussing with management and the independent accountants the adequacy and effectiveness of the Company's accounting and financial controls, including the Company's system to monitor financial risk, and its legal and ethical compliance programs;
- establishing procedures for the receipt, retention and treatment of complaints and concerns received by the Company regarding accounting, internal accounting controls or auditing or related matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
- preparing the audit committee report included in the Company's annual proxy statement and any other reports or disclosures required by the rules of the SEC;
- reviewing and discussing the functions of the Company's internal audit department with the independent accountants and approving said functions;
- reviewing, approving and overseeing related party transactions; and
- annually reviewing and evaluating the performance of the Audit Committee and periodically reviewing the adequacy of the Audit Committee's charter.

The purpose and responsibilities of our Audit Committee are set forth in the Audit Committee Charter, which is available on the Company's website at *https://investors.stardust-power.com/corporate-governance/governance-overview*.

Report of the Audit Committee of the Board of Directors

The Audit Committee oversees the Company's financial reporting process on behalf of our Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the year ended December 31, 2025 with management and the Company's independent registered public accounting firm, including a discussion of any significant changes in the selection or application of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and the effect of any new accounting pronouncements.

The Audit Committee discussed with the Company's independent registered public accounting firm, which is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC. In addition, the Audit Committee has discussed with the Company's independent registered public accounting firm its independence from management and the Company, has received from the Company's independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has considered the compatibility of non-audit services with the auditor's independence.

The Audit Committee met with the Company's independent registered public accounting firm to discuss the overall scope of its services, the results of its audit and reviews and the overall quality of the Company's financial reporting. The Company's independent registered public accounting firm also periodically updates the Audit Committee about new accounting developments and their potential impact on the Company's reporting. The Audit Committee's meetings with the Company's independent registered public accounting firm were held both with and without management present. The Audit Committee relies, without independent verification, on the accuracy and integrity of the information provided and representations made by management and the Company's independent registered public accounting firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Directors
Sudhindra Kankanwadi (Chair)
Charlotte Nangolo
Mark Rankin

This report of the Audit Committee is not "soliciting material," shall not be deemed "filed" with the SEC and shall not be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that we specifically incorporate this information by reference.

Compensation Committee

Our Compensation Committee currently consists of Mr. Rankin and Ms. Nangolo, with Mr. Rankin serving as Chair of the Compensation Committee. Each member of the Compensation Committee (i) qualifies as an independent director under the Nasdaq listing rules, (ii) satisfies the additional independence criteria applicable to directors on such committee under Nasdaq listing rules and the rules established by the SEC and (iii) qualifies as a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

The Compensation Committee reviews and approves, or recommends that our Board approve, the compensation of the Company's Chief Executive Officer, reviews and recommends to the Board the compensation of the Company's non-employee directors, reviews and approves, or recommends that the Board approve, the terms and compensatory arrangements of the Company's executive officers, administers the Company's incentive compensation and benefit plans, and assesses whether any of the Company's compensation policies and programs has the potential to encourage excessive risk-taking.

The Compensation Committee may form and delegate authority to subcommittees from time to time as it sees fit, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of the Exchange Act, the Company's corporate governance guidelines and the Nasdaq listing rules. The Compensation Committee also may, at its sole discretion, retain a compensation consultant, independent legal counsel or other advisors to assist the Compensation Committee in its responsibilities. The Chair of the Compensation Committee may request that any officer, employee or advisor of the Company attend a meeting of the Compensation Committee or otherwise respond to Compensation Committee requests. However, the Compensation Committee meets regularly without such individuals present, and the CEO and other executive officers may not be present at meetings of the Compensation Committee at which their compensation or performance is discussed or determined.

The purpose and responsibilities of our Compensation Committee are set forth in the Compensation Committee Charter, which is available on the Company's website at *https://investors.stardust-power.com/corporate-governance/governance-overview*.

Compensation Committee Interlocks and Insider Participation. None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Governance Committee

Our Governance Committee currently consists of Mr. Cornett and Mr. Kankanwadi, with Mr. Cornett serving as Chair of the Governance Committee. Each member of the Governance Committee qualifies as an independent director under the Nasdaq listing rules.

The Governance Committee identifies, evaluates and recommends qualified nominees to serve on the Board, considers and makes recommendations to the Board regarding the composition of the Board and its committees, oversees the Company's internal corporate governance processes, maintains a management succession plan and oversees an annual evaluation of the Board's performance.

The purpose and responsibilities of our Governance Committee are set forth in the Governance Committee Charter, which is available on the Company's website at *https://investors.stardust-power.com/corporate-governance/governance-overview*.

BOARD LEADERSHIP STRUCTURE

We do not have a policy regarding whether the role of the Chairperson of the Board and Chief Executive Officer should be separate or combined, and the Board maintains the flexibility to select the Chairperson of the Board and Chief Executive Officer and reorganize the leadership structure, from time to time, based on criteria that are in the best interests of the Company and its stockholders. Our Board believes that there is no single, generally accepted board leadership structure that is appropriate across all circumstances, and that the right structure may vary as circumstances change. As such, the Board periodically reviews its leadership structure to evaluate whether the structure remains appropriate for the Company, and may modify this structure from time to time as and when appropriate to best address the Company's unique circumstances and advance the best interests of all stockholders.

Currently, our Chief Executive Officer, Roshan Pujari, also serves as Chairman of the Board. The Board believes that Mr. Pujari's familiarity with the Company and extensive knowledge of the metals and mining industry qualify him to serve as the Chairman of the Board and that combining the roles of Chief Executive Officer and Chairman of the Board enables Mr. Pujari to drive strategy and agenda setting at the Board level while maintaining responsibility for executing on that strategy by also serving as Chief Executive Officer.

Our bylaws provide that the Board may, in its discretion, elect a lead independent director from among its members. The independent directors currently have not selected a lead independent director. The independent directors have the opportunity to meet in executive sessions without management present at every regular Board meeting and at such other times as may be determined appropriate. The purpose of these executive sessions is to encourage and enhance communication among the independent directors.

The Board believes that its programs for overseeing risk, as described under "Board's Role in Risk Management," would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

BOARD'S ROLE IN RISK MANAGEMENT

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include focused discussions and analysis of the risks facing us. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through the committees of the Board that oversee risks inherent in their respective areas of oversight. Our management is responsible for day-to-day management of risk. The Board regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. Through the risk oversight process, the Board receives regular reports from Board committees and members of senior management to enable it to understand the Company's risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including commodity price, global demand, insurance and strategic risk.

The Audit Committee oversees the Company's major financial and compliance risks. As part of this process, the Audit Committee regularly reviews the adequacy and effectiveness of the Company's accounting financial controls and reviews recommendations for the improvement of internal control procedures or particular areas where new or more detailed controls or procedures could be desirable. The Audit Committee also reviews any significant deficiencies or material weaknesses in internal control over financial reporting that could adversely affect the Company's ability to report accurate financial information. The Audit Committee also considers and approves or disapproves any related party transactions when required under the Company's policy regarding related party transactions. Periodically, the Audit Committee reviews our policies with respect to risk assessment, risk management and regulatory compliance. Oversight by the Audit Committee includes direct communication with our external auditors and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The Compensation Committee assesses the material risks associated with our executive compensation structure, policies and programs to determine whether they encourage excessive risk-taking and to evaluate compensation policies and practices that could mitigate such risks. The Governance Committee oversees risks related to our corporate governance practices.

The Board has delegated the primary responsibility of overseeing cybersecurity risks to the Audit Committee. The Audit Committee receives periodic updates on cybersecurity, including prompt notification of any material cybersecurity events, information technology matters and related risk exposures, from management. The Board also receives updates from management and the Audit Committee on cybersecurity risks. Our Chief Financial Officer plays the primary role in informing the Audit Committee about cybersecurity risks.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports and by members of our management team about such risks. Matters of significant strategic risk and enterprise-wide risk exposures are considered by our Board as a whole.

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

Stockholders and other interested parties may communicate with the Board, any individual member or our independent directors, by sending a letter to Stardust Power Inc., c/o Bruce Czachor, Secretary, Stardust Power Inc., 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830, and specifying to whom the correspondence should be directed. All communications should include (i) the address, telephone number and e-mail address (if any) of the person submitting the communication; (ii) if the person submitting the communication is a stockholder, a statement of the number of shares of our Common Stock that the person holds; (iii) if the person submitting the communication is not a stockholder, the nature of the person's interest in the Company; (iv) any special interest of the person submitting the communication in the subject matter of the communication; and (v) whether the communication is directed to the Board as a whole or to a specific director or our independent directors (and, if so, the name or names of such director(s)). The Secretary will review all correspondence and regularly forward to the Board (or a specified director(s), as applicable) copies of all correspondence (together with a summary thereof) that, in the opinion of the Secretary, relates to the functions of the Board or its committees or that otherwise requires the attention of any member or committee of the Board.

To enable the Company to speak with a single voice, as a general matter, senior management serves as the primary spokesperson for the Company and is responsible for communicating with various constituencies, including stockholders, on behalf of the Company. Directors may participate in discussions with stockholders and other constituencies on issues where Board-level involvement is appropriate. In addition, the Board is kept informed by senior management of the Company's stockholder engagement efforts.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, limits on outside board membership by our directors and corporate governance policies and standards applicable to us in general. In addition, we have adopted a Code of Business Conduct and Ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, independent contractors and consultants. It addresses, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are each available on our website at *https://investors.stardust-power.com/corporate-governance/governance-overview*.

CLAWBACK POLICY

In accordance with Section 10D-1 of the Exchange Act and the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1, the Board has adopted a Clawback Policy. The Clawback Policy applies to individuals who are or were formerly designated as "officers" of the Company under Section 16 of the Exchange Act and is administered by the Compensation Committee. In the event the Company is required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. federal securities laws, including restatements that correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, it is our policy to recover erroneously awarded incentive-based compensation received by the Company's executive officers. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

INSIDER TRADING POLICY

Our Board has adopted an Insider Trading Policy governing the purchase, sale and other transactions in Company securities by the Company's directors, officers and employees, as well as certain contractors and consultants, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing rules. The Insider Trading Policy prohibits certain transactions, such as hedging or monetization transactions or similar arrangements with respect to the Company's securities that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's securities. It also prohibits (a) short-term trading, (b) short sales and (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities.

In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal Departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

DIRECTOR COMPENSATION

During 2025, the Company provided non-employee members of the Board with the following cash retainers; however, Ms. Nangolo does not receive the annual cash retainer:

Annual Cash Retainer:	$	25,000
Audit Committee Retainers:		
Chair	$	10,000
Non-Chair Member	$	7,500
Compensation Committee Retainers:		
Chair	$	7,500
Non-Chair Member	$	5,000
Governance Committee Retainers:		
Chair	$	7,500
Non-Chair Member	$	5,000

The Company also generally reimburses non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending Board and committee meetings or performing other services in their capacities as non-employee directors.

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our non-employee directors who served on the Board for the fiscal year ended December 31, 2025. Roshan Pujari, our CEO, who served on the Board as Chairman during 2025, did not receive additional compensation for such service.

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Sudhindra Kankanwadi	40,000	—	—	40,000
Mark Rankin	40,000	—	—	40,000
Michael Earl Cornett Sr.	32,500	—	—	32,500
Charlotte Nangolo	12,500	—	—	12,500
Martyn Buttenshaw[1]	—	—	—	—
Anupam Agarwal	—	27,489[2]	150,000[3]	177,489

[1] Mr. Buttenshaw resigned from the Board in June 2025.

[2] This amount represents Mr. Agarwal's incentive bonus earned, which was paid on March 20, 2026 in 11,220 fully vested RSUs that will be settled in shares of Common Stock of the Company within 60 days, with a grant date value calculated in accordance with Topic 718 based on the closing price of the Common Stock on the date of grant ($2.45).

[3] Mr. Agarwal is a consultant of the Company, and thus, does not receive additional compensation for his 2025-2026 board service. This amount represents Mr. Agarwal's consulting fees, which are paid on his behalf to Peregrine Advisory Partners LLP.

EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of Stardust Power's executive officers.

NAME	AGE (as of April 21)	POSITION
Roshan Pujari	48	Chairman of the Board and Chief Executive Officer
Pablo Cortegoso	43	Chief Technical Officer
Udaychandra Devasper	44	Chief Financial Officer
Chris Edward Celano	56	Chief Operating Officer
Bruce Czachor	64	General Counsel, Chief Compliance Officer and Secretary

Set forth below are brief descriptions of the background and business experience of our executive officers:

Roshan Pujari is our Chairman of the Board and Chief Executive Officer. A description of Mr. Pujari's background and business experience is provided under "Proposal 1: Election of Directors."

Pablo Cortegoso has served as the Chief Technical Officer of Stardust Power since February 2024. In this role, he is responsible for all operations aspects of exploration, mining, extraction and production. Mr. Cortegoso has over 13 years of experience in civil and mining projects, specializing in lithium projects. His skills include the development of hydrogeological field programs, with an emphasis on lithium brine deposits, including well designs, packer testing, aquifer tests, brine standards preparation, sampling protocols and drilling oversight, with expertise in solar pond evaporation design, modeling and operation for lithium and potassium brine projects. He has extensive experience in performing fatal flaw analysis; risk and investment analysis; technical due diligence, including on battery metals; design and implementation of field programs; data collection and analysis for hydrogeological and geotechnical studies; and completing technical reports (Mineral Resource and Reserve Statements, PEA, PFS, FS) in accordance with international guidelines for lithium brine and hard rock projects throughout Argentina, Australia, Brazil, Bolivia, Canada, Chile, Mexico, the United States, Europe, the United Kingdom and Botswana. Prior to co-founding Stardust Power, from April 2023 to February 2024, Mr. Cortegoso was engaged in independent consulting through his wholly owned company, Florentino Energy LLC, where he advised clients on lithium and mining projects, including technical due diligence, project evaluation, and development strategy. Prior to this, he served at Aurora Lithium (Galp/Northvolt), a lithium refining project, as Vice President, Sourcing, in Lisbon, Portugal from April 2022 to March 2023, where he was responsible for identifying, evaluating and advancing lithium raw material supply opportunities for the company's refining strategy. Prior to Aurora Lithium, he served at SRK Consulting (U.S.), Inc., a consulting firm, in various positions including as Senior Consultant from January 2018 to February 2022, and as Consultant from September 2010 to December 2017. Prior to SRK, he served at Trine University as a Graduate Researcher and Teaching Assistant from August 2009 to May 2010. Prior to Trine University, Mr. Cortegoso served at Jose Cartellone Construcciones Civiles, in Buenos Aires, Argentina as a Management and Budget Control Analyst in 2007. He is a published author in prestigious industry magazines and has presented in conferences and workshops globally in his field of expertise on lithium. Mr. Cortegoso has industry affiliations, including as a Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc.; a Qualified Person under the guidelines of National Instrument 43-101 in Canada; and a Competent Person in accordance with the JORC Code in Australia. Mr. Cortegoso earned his master's degree in civil engineering from Trine University, and an undergraduate degree in civil engineering from the Universidad Nacional de Cuyo in Argentina.

Udaychandra Devasper has served as the Chief Financial Officer of Stardust Power since December 2023. In this role, Mr. Devasper is responsible for leading and developing the finance and accounting functions of the Company, as well as assisting the Chief Executive Officer in executing strategy, operations, key hires and financing functions. He is a highly seasoned finance professional, with over 20 years of experience in finance and accounting and has demonstrated expertise and deep domain knowledge in leading projects and assisting companies through multiple transactions. Mr. Devasper's skills include building and managing large teams; operational and technical accounting expertise in key accounting areas such as revenues, mergers and acquisitions; and end-to-end project management for de-SPAC and IPO transactions. Prior to joining Stardust Power, Mr. Devasper was part of the initial founding team as a partner at Effectus Group, LLC, a boutique national accounting advisory firm, where he was involved in developing the business, hiring and resource management, as well as leading the firm's nationwide Technology practice (which included the clean energy industry) for all technical accounting and strategic projects, from October 2014 to September 2022. During his time at Effectus, he gained domain, industry and transactional expertise through the multiple projects he led for companies in the cleantech, renewable energy and alternative energy sectors. Further, during his term at Effectus, Mr. Devasper led multiple de-SPAC/IPO transactions in the cleantech and renewable energy sectors, including end-to-end project management and overall reporting assistance. Prior to his term at Effectus, Mr. Devasper served as a Director, Technical Accounting at Echelon Corporation from July 2012 to August 2014, and as a Senior Manager,

Technical Accounting at Synopsys, Inc., from March 2011 to July 2012. Prior to Echelon and Synopsys, he worked in the public accounting sector at KPMG LLP, progressing to Senior Manager, Assurance. Mr. Devasper is a licensed CPA (inactive) in California, and a licensed Chartered Accountant from the Institute of Chartered Accountants of India. He earned his bachelor's degree in commerce from Mumbai University in India.

Chris Edward Celano has served as the Chief Operating Officer of Stardust Power since January 2025. In this role, Mr. Celano oversees the Company's upstream lithium supply initiatives and processing operations, including sourcing and site development. He plays a key role in driving the Company's operational efficiency, advancing the timely delivery of high-quality lithium products and strengthening relationships with customers and stakeholders. His deep experience in renewables, cleantech and drilling will be pivotal to the Company's long-term success as it works to meet growing demand for critical minerals. Mr. Celano brings over 20 years of executive leadership experience, combining a strong background as a Chief Executive Officer, practicing securities attorney and graduate of the Massachusetts Institute of Technology. His diverse expertise spans the energy sector, drilling, engineering, procurement and construction fields, along with deep legal knowledge, from which he is uniquely equipped to drive Stardust Power's strategic and operational goals during this critical phase of the Company's growth. Prior to joining Stardust Power, he served as President and Chief Executive Officer of IHI E&C International Corporation, an engineering and construction company, beginning in January 2017, prior to which he served as General Counsel and Senior Vice President of Business Administration beginning in February 2013. Prior to his time at IHI, Mr. Celano served as Vice President and General Counsel at Vantage Drilling Company from May 2008 to May 2011. He started his career at the law firms Olshan Frome Wolosky LLP, Graham & James LLP and Elenoff Grossman & Schole LLP. Mr. Celano has a bachelor's degree in economics from Vanderbilt University, a J.D. from Boston College Law School, an LLM from New York University School of Law and a master's degree in engineering from the Massachusetts Institute of Technology.

Bruce Czachor has served as the General Counsel, Chief Compliance Officer and Secretary of Stardust Power since January 2026. In this role, Mr. Czachor is responsible for leading and developing the legal and compliance functions of the Company, as well as assisting the Chief Executive Officer in executing strategy, operations and key hires. He brings over 35 years of legal and corporate experience, and has served in executive and legal leadership roles at public companies and international law firms. Prior to joining Stardust Power, Mr. Czachor served as Executive Vice President – Chief Legal Officer and Secretary of Piedmont Lithium Inc., a U.S. public mining and chemical company, and its predecessor Australian company since December 2018. Prior to that, he served as a partner and associate in major international law firms in New York, Toronto, and Silicon Valley from 1988 through 2017. Mr. Czachor holds a Juris Doctorate degree from New York Law School, and a Bachelor of Arts degree in Political Science from Binghamton University. Mr. Czachor is also a director of Vinland Lithium Inc., a public company listed on the TSXV under the symbol "VLD".

OVERVIEW

We are currently considered an "emerging growth company" within the meaning of the Securities Act for purposes of the SEC's executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to "named executive officers," who are the individuals who served as our principal executive officers and the next two most highly compensated executive officers at the end of the most recent fiscal year:

- Roshan Pujari, Chairman of the Board and Chief Executive Officer
- Pablo Cortegoso, Chief Technical Officer
- Chris Edward Celano, Chief Operating Officer

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of the Company's named executive officers for the years ended December 31, 2025, and December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Roshan Pujari	2025	647,452	-	-	595,637	57	1,243,146
Chief Executive Officer	2024	437,423	-	5,621,597	650,000	14,525	6,723,545
Pablo Cortegoso	2025	498,351	-	-	320,727	57	819,135
Chief Technical Officer	2024	442,033	50,000	1,513,504	306,967	121	2,312,625
Chris Edward Celano[4]	2025	349,571	-	192,748	224,508	55	766,882
Chief Operating Officer							

(1) As required by applicable SEC rules, this column reflects the aggregate grant date fair value of time-based RSUs, fully vested shares of Common Stock and performance stock units ("***PSUs***") granted to our named executive officers in the applicable year under the 2024 Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("***Topic 718***"). The grant date fair value of the PSUs was based on the probable outcome of the applicable performance conditions as of the date of grant. For a discussion of the assumptions that we used to value the time-based RSUs and PSUs for financial accounting purposes, please refer to "Note 8" in the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2025.

(2) The amounts reported for the year 2025 represent incentive bonuses earned pursuant to our 2025 bonus plan, which were paid on March 20, 2026 in fully vested RSUs that will be settled in shares of Common Stock of the Company within 60 days, in each case, with a grant date value equal to the amount shown for each NEO calculated in accordance with Topic 718 based on the closing price of the Common Stock on the date of grant ($2.45). For more information, see "Narrative Disclosure to Summary Compensation Table—Executive Short-Term Incentive Bonus Plan" below.

(3) Reflects payment by the Company of life insurance premiums for executive officers.

(4) Mr. Celano began his employment in January 2025.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

The Company has implemented an executive compensation program that is designed to align the executive officer's compensation with the Company's business objectives and the creation of stockholder value, while enabling the Company to attract, retain, incentivize and reward individuals who contribute to the long-term success of the Company.

Employment Agreement with Roshan Pujari

On September 22, 2023, the Company entered into an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with Roshan Pujari, its Chief Executive Officer (the "***Pujari Agreement***"), which provided for at-will employment, an initial annual base salary and participation in benefits programs available to U.S. employees as provided from time to time. Effective September 16, 2024, the Company and Mr. Pujari entered into an employment addendum agreement to the Pujari Agreement which provides for an annual base salary of $650,000, of which up to $100,000 may be payable in fully vested RSUs issued under the 2024 Plan solely at the option of the Company. The Pujari Agreement also contains a customary confidentiality clause, a conflict-of-interest provision, a non-compete provision and one-year post-termination non-solicitation clauses.

Employment Agreement with Pablo Cortegoso

On February 15, 2024, the Company entered into an At-Will, Employment, Confidential Information, Invention Assignment and Arbitration Agreement with Pablo Cortegoso, its Chief Technical Officer (the "***Cortegoso Agreement***"). Details of the Cortegoso Agreement are as follows.

- *Salary.* Mr. Cortegoso's annual base salary is $500,000, with a one-time sign on bonus of $50,000, which was paid in 2024.
- *Benefits*. Mr. Cortegoso is participating in all retirement and welfare benefit plans, programs, arrangements and receives other benefits that are customarily available to senior executives of the Company, as these plans exist and become adopted, subject to eligibility requirements.

The Cortegoso Agreement also contains a customary confidentiality clause, a conflict-of-interest provision, a noncompete provision and one-year post termination non-solicitation clauses.

Employment Agreement with Chris Celano

On January 6, 2025, Stardust Power entered into an At-Will, Employment, Confidential Information, Invention Assignment and Arbitration Agreement with Chris Celano, its Chief Operating Officer (the "***Celano Agreement***"). Details of the Celano Agreement are as follows.

- *Salary.* Mr. Celano's annual base salary is $350,000.
- *Benefits*. Mr. Celano is participating in all retirement and welfare benefit plans, programs, arrangements and receives other benefits that are customarily available to senior executives of the Company, as these plans exist and become adopted, subject to eligibility requirements.

The Celano Agreement also contains a customary confidentiality clause, a conflict of interest provision, a noncompete provision and one-year post termination non-solicitation clauses.

Executive Short-Term Incentive Bonus Plan

The Company has adopted a short-term annual incentive bonus plan for its executive officers. The executive officers are eligible to receive annual bonuses based on the executive officers' achievement of key performance indicators ("*KPI*"). The participant's target award is a percentage of such participant's annual base salary as of the end of the performance period as detailed in the table below. To be eligible to receive a bonus under the anticipated executive incentive bonus plan, a participant must be employed by the Company on the date the bonus is paid.

NAME	TARGET BONUS (% OF BASE SALARY)
Roshan Pujari	100
Pablo Cortegoso	70
Chris Edward Celano	70

For 2025, the Compensation Committee determined that each named executive officer was entitled to the annual bonuses set forth below based on achievement of the following KPI: (i) for Mr. Pujari, overall leadership of the Company, investor outreach and capital raising efforts, as well as engagement in strategic transaction discussions and government affairs initiatives, (ii) for Mr. Cortegoso, delivering potential feed stock options and exploration of partnerships with various Direct Lithium Extraction technology providers, and (iii) for Mr. Celano, completion of the front end loading – 3 (FEL-3) study, securing necessary construction permits and drafting of EPC contracts. The earned bonuses were settled in a number of fully vested RSUs calculated based on a five-day volume-weighted average price of the Common Stock, as set forth below.

NAME	2025 SHORT-TERM INCENTIVE BONUS	2025 BONUS RSUs
Roshan Pujari	$ 650,000	243,117
Pablo Cortegoso	$ 350,000	130,909
Chris Edward Celano	$ 245,000	91,636

Equity Incentive Awards

On March 31, 2025, in connection with his appointment, Mr. Celano was granted 2,000 shares of Common Stock and 38,871 RSUs (in each case, adjusted to reflect the 1-for-10 reverse stock split on September 8, 2025) under the 2024 Plan. The RSUs vest as to 25% on March 15, 2026 and quarterly over three years following March 31, 2026, subject to the applicable named executive officer's continued employment. In the event of a change in control, all then-unvested RSUs will accelerate and become vested as set forth in detail in the "Potential Payments Upon Termination or Change in Control" section below.

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END

The following table sets forth information concerning the outstanding RSU and PSU awards held by the named executive officers as of December 31, 2025. The amount set forth below reflect the Company's 1-for-10 reverse stock split on September 8, 2025.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Roshan Pujari	17,869 [1]	54,679	30,631 [2]	93,731
Pablo Cortegoso	4,811 [1]	14,722	8,246 [2]	25,233
Chris Edward Celano	38,871 [3]	118,945	-	-

[1] Represents RSUs approved and granted by the Board on September 16, 2024. The RSUs vest quarterly over three years following the date of grant, subject to the named executive officer's continued employment.

[2] Each PSU represents a contingent right to receive one share of Common Stock upon the named executive officer's continued employment until the third anniversary of the date of grant, subject to the Common Stock achieving a $120.00 volume weighted average price for a period of 20 trading days during any 30 trading day period during the three year vesting period ending on September 15, 2027.

[3] 25% of the RSUs vested on March 15, 2026 and the remaining RSUs vest quarterly over three years following March 31, 2026, subject to the named executive officer's continued employment.

ADDITIONAL NARRATIVE DISCLOSURE

Retirement Plans

Stardust Power sponsors a Section 401(k) retirement plan (the "**401(k) Plan**"), that provides eligible employees, including our named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. U.S. employees who have attained at least 18 years of age are generally eligible to participate in the 401(k) Plan as of the first day of the calendar month. Participants may make pre-tax or post-tax contributions to the 401(k) Plan, subject to the statutorily prescribed annual limits on contributions under the Code. Currently, the Company does not make any matching contributions to participants' contributions to the 401(k) Plan.

Potential Payments Upon Termination or Change in Control

Our named executive officers are not entitled to receive any potential payments upon termination of employment. The RSU and PSU award agreements, as applicable, for each named executive officer provide that, upon a change in control, all outstanding RSUs and PSUs will accelerate and become vested in full. Upon a change in control occurring on December 31, 2025, each of the named executive officers would have been entitled to full vesting acceleration of their then-unvested RSUs and PSUs, which would be valued at $148,410 for Mr. Pujari, $39,955 for Mr. Cortegoso and $118,945 for Mr. Celano, based upon the closing price of our Common Stock as of December 31, 2025 ($3.06 per share).

PRACTICES ON TIMING OF EQUITY AWARDS

We do not have any program, plan or obligation that requires us to grant equity awards on specified dates. We also do not have any program, plan or practice to time award dates of stock option grants to our executive officers in coordination with the release of material nonpublic information and typically aim to make equity grants during an open trading window. Equity awards may occasionally be granted following a significant change in job responsibilities or to meet special retention or performance objectives. During 2025, we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation, and no stock options were granted to any named executive officer.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about the Common Stock that may be issued under the Company's equity compensation plans as of December 31, 2025.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[(1)]	WEIGHTED-AVERAGE PRICE OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[(2)]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS[(3)]
	(A)	(B)	(C)
Equity compensation plans approved by stockholders	194,366	$ N/A	263,126
Equity compensation plans not approved by stockholders	—	—	—
Total	194,366	$ N/A	263,126

[(1)] Includes outstanding RSUs and PSUs granted under the 2024 Plan and outstanding RSUs under the 2023 equity incentive plan.

[(2)] RSUs and PSUs reflected in column (A) are not included in this column as they do not have an exercise price.

[(3)] Reflects the shares of Common Stock available for issuance under the 2024 Plan. The number of shares of Common Stock available for issuance under the 2024 Plan will be subject to an annual increase on the first day of each fiscal year of the Company in an amount equal to 5% of the number of outstanding shares on the last day of the immediately preceding fiscal year. Accordingly, on January 1, 2026, the number of shares of Common Stock available for issuance under the 2024 Plan was increased by 493,478 shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our Common Stock as of April 1, 2026 (except as otherwise indicated in the footnotes to the table) by:

- each person and entity known by us as of such date to be a beneficial owner of more than 5% of our Common Stock;
- each of our directors and nominees;
- each of our named executive officers; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days as of the date of the table.

This table is based upon information supplied by officers, directors, and principal stockholders and Schedules 13G or 13D filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that all persons and entities named in the table have sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them (plus any shares that such person or entity has the right to acquire within 60 days after the date of this table). Applicable percentages are based on 9,966,473 shares of Common Stock issued and outstanding as of April 1, 2026.

Name and Address of Beneficial Owners	Number of Shares of Common Stock	Ownership Percentage
Five percent holders		
Entities affiliated with Endurance Antarctica Partners II, LLC[1]	563,054	5.39%
Roshan Pujari[2]..	2,330,357	23.38%
Pablo Cortegoso...	626,916	6.29%
Directors and named executive officers[3]		
Roshan Pujari[2]..	2,330,357	23.38%
Pablo Cortegoso...	626,916	6.29%
Chris Edward Celano	99,209	1.00%
Mark Rankin	81,941	*
Sudhindra Kankanwadi...	942	*
Michael Earl Cornett Sr.	942	*
Anupam Agarwal..	85,171	*
Charlotte Nangolo..	40,002	*
All directors and executive officers as a group (10 individuals)......	3,493,321	34.51%

---

*   Represents beneficial ownership of less than one percent.

[1]   Antarctica Endurance Manager, LLC is the general partner of Endurance Antarctica Partners II, LLC and shares voting and dispositive power with respect to these securities. Includes 85,000 shares of Common Stock subject to vesting based on earnout conditions and 478,054 shares of Common Stock underlying warrants to purchase shares of Common Stock. The business address of the entities listed above is 200 Park Avenue, 32nd Floor, New York, NY 10166.

[2]   This amount includes 589,882 shares of Common Stock held directly by Mr. Pujari, 465,286 shares of Common Stock held by Energy Transition Investors LLC, 1,087,279 shares of Common Stock held by 7636 Holdings LLC, 141,888 shares of Common Stock held by VIKASA Clean Energy I LP and 46,022 shares of Common Stock held by Roshan Pujari's spouse, Maggie Clayton. The business address of Energy Transition Investors LLC, 7636 Holdings LLC and VIKASA Clean Energy I LP is 6608 N. Western Ave., Suite 466, Nichols Hills, OK 73116. The business address of Mr. Pujari and Ms. Clayton is 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830.

[3]   Unless otherwise noted, the business address of each of our executive officers and directors is 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, officers and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. To our knowledge, based solely on our review of Forms 3, 4 and 5 filed with the SEC, or written representations that no Form 5 was required, during the year ended December 31, 2025, we believe that our directors, officers and persons who beneficially own more than 10% of a registered class of our equity securities timely filed all reports required under Section 16(a) of the Exchange Act, except that, due to administrative error, one Form 3 for Mr. Celano, one Form 3 for Paramita Das and one Form 4 reporting one transaction for Mr. Agarwal were filed late.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of transactions or agreements since January 1, 2024, or any currently proposed transaction, to which the Company was or is a party, in which the amount involved exceeded or will exceed $120,000 and in which any of the Company's executive officers, directors (including nominees for election as directors of the Company) or beneficial owners of more than 5% of the Common Stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described above under "Executive Compensation and Other Information." Beneficial ownership of securities is determined in accordance with the rules of the SEC.

RELATED-PARTY TRANSACTIONS

Administrative Support Agreement

In January 2021, in connection with its initial public offering, GPAC II entered into an administrative support agreement (the "***Administrative Support Agreement***") with the Sponsor, a greater than 5% holder of GPAC II. The Administrative Support Agreement provided that GPAC II would pay the Sponsor $25,000 per month for office space, investment support services, utilities and secretarial and administrative support. In June 2024, the Sponsor waived the administrative fees payable. The Administrative Support Agreement terminated upon the consummation of the Business Combination.

Warrants

In January 2021, simultaneously with the closing of the initial public offering, GPAC II completed the private sale of an aggregate of 5,566,667 private warrants (the "***Private Warrants***") to the Sponsor at a purchase price of $1.50 per Private Warrant, generating gross proceeds to GPAC II of $8,350,000.

Each 10 Private Warrants is exercisable for one share of Common Stock at a price of $115.00 per share, subject to adjustment. The Private Warrants are non-redeemable for cash when our price per share equals or exceeds $180.00 and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Sponsor Earnout Shares

As part of the closing of the Business Combination, the Company issued 100,000 shares to the Sponsor. These shares are subject to vesting (or forfeiture) based on the Company's achievement of certain trading price thresholds following the closing of the Business Combination (the "***Sponsor Earnout Shares***"). Fifty percent of the Sponsor Earnout Shares will vest when the volume-weighted average price ("***VWAP***") of the Common Stock equals or exceeds $120.00 per share for a period of 20 trading days in a 30 trading day period, and the remaining fifty percent of the Sponsor Earnout Shares will vest when the VWAP of the Common Stock equals or exceeds $140.00 per share for a period of 20 trading days in a 30 trading day period. Upon the occurrence of a change in control, any remaining unvested Sponsor Earnout Shares will become vested. Unvested Sponsor Earnout Shares will be forfeited if vesting does not occur prior to the eighth anniversary of the closing of the Business Combination. The Company assesses the fair value of expected earnout consideration at each reporting period using the Monte Carlo Method, which is consistent with the initial measurement of the expected earnout consideration. As of December 31, 2025, the fair value of Sponsor Earnout Shares amounted to $4,700.

Amended and Restated Registration Rights Agreement

GPAC II, the Sponsor and certain equity holders of Legacy Stardust Power are party to an Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties thereto have been granted customary registration rights with respect to shares of Common Stock and warrants. Pursuant to the Amended and Restated Registration Rights Agreement, the Company agreed to file with the SEC (at the Company's sole cost and expense) a shelf registration statement registering the resale of certain shares of Common Stock and warrants from time to time, and the Company agreed to use commercially reasonable efforts to have such resale registration statement declared effective after the Closing Date in accordance with the Amended and Restated Registration Rights Agreement. The certain equity holders of the Company party to the Amended and Restated Registration Rights Agreement are entitled to customary piggyback rights and may demand underwritten offerings, including block trades, of their registrable securities by the Company from time to time, subject to the terms and conditions of the Amended and Restated Registration Rights Agreement. Such registration statement was filed with the SEC on August 10, 2024.

Stockholder Agreement

On the Closing Date, the Company entered into a stockholder agreement (the "***Stockholder Agreement***") with the Sponsor and Mr. Pujari, our Chairman of the Board and Chief Executive Officer, and his affiliates. The Stockholder Agreement provides the Sponsor with the right to designate one nominee to the Company's Board until the date upon which the Sponsor's and its affiliates' aggregate ownership interest of the issued and outstanding Common Stock decreases to one-half of their aggregate initial ownership interest as of the Closing Date.

Promissory Notes

In March 2023, the Company entered into unsecured notes payable with three related parties. The notes payable provided the Company with the ability to draw up to $1 million in aggregate: $160,000 until December 31, 2023 and $840,000 until December 31, 2025. VIKASA Capital Partners LLC ("***VCP***"), an entity affiliated with Mr. Pujari, facilitated the initial funding of the notes obtained on behalf of the additional related parties, Roshan Pujari, Vikasa Clean Energy I LP (an entity affiliated with Mr. Pujari) and Energy Transition Investors LLC (an entity affiliated with Mr. Pujari). These loan facilities accrue interest, compounding semi-annually, at the long-term semiannual Applicable Federal Rate, as established by the Internal Revenue Service, which effectively was 4.71% as of June 30, 2025. No borrowings were made in fiscal 2024. In June 2025, the Company drew $250,000 from Energy Transition Investors LLC and repaid the amount in full during the same month. As of December 31, 2025, $422 in interest was due to Energy Transition Investors LLC, which has been paid subsequently.

Loan with Endurance Antarctica Partners II, LLC

In December 2024, the Company entered into a term sheet (the "***Endurance Term Sheet***") with Endurance Antarctica Partners II, LLC ("***Endurance***"), a greater than 5% holder of the Company, which provided for a loan in the aggregate principal amount of $1,750,000 and bore interest at a rate of 15% per year (the "***Endurance Loan***"). The Endurance Loan matured in March 2025 (the "***Endurance Maturity Date***"). The Endurance Term Sheet contained customary representations and warranties and customary events of default. Pursuant to the Endurance Term Sheet, 550,000 shares of Company's Common Stock, owned by Mr. Pujari were pledged as collateral. In addition, the Company agreed to issue to Endurance $3,500,000 in Common Stock as an equity kicker (the "***Equity Kicker***"). In addition, Endurance will receive warrants representing the right, exercisable within five years of the closing date, to receive up to 50% of Common Stock issued as the Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00, in accordance with the private placement terms. During the year ended December 31, 2025, the Company repaid the principal amount of $1,750,000 along with the accrued interest of $70,000 and issued 97,765 shares of Common Stock and 488,826 warrants to Endurance.

Agreements with DRE Chicago LLC

In September 2024, the Company entered into a consulting agreement in the aggregate principal amount of $41,667 per month with DRE Chicago LLC ("***DRE Chicago***"), whose principal is Paramita Das, an executive officer of the Company between January 2025 and March 2025. Ms. Das' employment with the Company ended in November 2025 and she is no longer considered a related party as of December 31, 2025.

In December 2024, the Company entered into a binding term sheet with DRE Chicago, which provided for a loan in the principal amount of $250,000 and bore interest at a rate of 15% per year. The loan matured in March 2025. Pursuant to the term sheet for the loan, an aggregate of approximately 47,000 shares of Company's Common Stock owned by Mr. Pujari was pledged as collateral. In addition, the Company agreed to issue to DRE Chicago an aggregate of $375,000 in Common Stock as an Equity Kicker. In addition, DRE Chicago will receive warrants representing the right, exercisable within five years of the closing date, to receive up to 50% of Common Stock issued as the Equity Kicker, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00 in accordance with the private placement terms. During the year ended December 31, 2025, the Company repaid the principal amount of $250,000 along with the accrued interest of $9,166 and issued 10,474 shares of Common Stock and 52,374 warrants to DRE Chicago.

Director and Officer Indemnification Agreements

Stardust Power's Certificate and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions. The Company has entered into separate indemnification agreements with each of its directors and executive officers in addition to the indemnification provided for in our organizational documents. These agreements, among other things, require us to indemnify our directors and executive officers for certain costs, charges and expenses, including attorneys' fees, judgments, fines and settlement amounts, reasonably incurred by a director or executive officer in any action or proceeding because of their association with us or any of our subsidiaries.

POLICIES AND PROCEDURES REGARDING RELATED-PARTY TRANSACTIONS

We have adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions.

For purpose of our policy, a "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Party" or "Related Parties" means:

- any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
- any person or entity known to be the beneficial owner of more than 5% of any class of the Company's voting securities;
- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than domestic employees) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and
- any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Under the policy, if a transaction has been identified as a related person transaction, our Audit Committee must review the material facts and either approve or disapprove of the entry into the transaction. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to avoid activities that create or give the appearance of a conflict of interest, and directors must consult and seek prior approval of potential conflicts of interest from the Audit Committee. In considering related party transactions, our Audit Committee will take into account the relevant available facts and circumstances including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

Certain of the related party transactions described above were consummated prior to our adoption of the formal, written policy described above in July 2024, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions at such time.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholders may submit proposals on matters appropriate for stockholder action at our annual meetings consistent with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be considered in the proxy statement and proxy relating to the 2027 annual meeting of stockholders, they must be received by us no later than the close of business (6:00 p.m. Eastern Time) on December 22, 2026. Such proposals should be directed to Stardust Power Inc., 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830, Attn: Bruce Czachor, Secretary. A proposal may be included in next year's proxy materials only if such proposal complies with the rules and regulations promulgated by the SEC. Nothing in this section shall be deemed to require us to include in our proxy statement or our proxy relating to any meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC. The chair of the annual meeting may exclude matters that are not properly presented in accordance with these requirements.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders (other than pursuant to Rule 14a-8 under the Exchange Act), or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing (which includes the timing and information required under Rule 14a-19 of the Exchange Act). Unless our 2027 Annual Meeting is held more than 30 days before or more than 60 days after the anniversary of our 2026 Annual Meeting, to be considered timely under our bylaws, a stockholder's notice must be received not earlier than the close of business (6:00 p.m. Eastern Time) on February 2, 2027 (120 days prior to the anniversary of the 2026 Annual Meeting) and not later than close of business (6:00 p.m. Eastern Time) on March 4, 2027 (90 days prior to the anniversary of the 2026 Annual Meeting). Our bylaws specify certain requirements as to the form and content of stockholders' notices. If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements. The foregoing bylaw provisions do not affect a stockholder's ability to request inclusion of a proposal in our proxy statement within the procedures and deadlines set forth in Rule 14a-8 of the SEC's proxy rules.

OTHER BUSINESS

The Board knows of no matters other than those described herein that will be presented for consideration at the 2026 Annual Meeting. However, should any other matters properly come before the 2026 Annual Meeting or any adjournments or postponements thereof, it is the intention of the person(s) named in the accompanying proxy to vote in accordance with their best judgment in the best interests of the Company and its stockholders.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers householding proxy materials may deliver a single proxy statement, Annual Report on Form 10-K and/or Notice of Internet Availability of Proxy Materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that they or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate copies of the proxy materials, please notify your broker if you are a beneficial holder or the Company if you are a registered stockholder. We will promptly deliver a separate copy of the proxy materials to any stockholder upon written or oral request. Similarly, stockholders who have previously received multiple copies of the proxy materials may notify their broker or the Company (as applicable) to request delivery of a single copy of these materials in the future. You can notify the Company by sending a written request to Stardust Power Inc., 15 E. Putnam Ave., Suite 378, Greenwich, CT 06830, Attn: Bruce Czachor; by registered, certified or express mail; or by calling the Company at (800) 742-3095.

HOW YOU CAN OBTAIN A COPY OF OUR ANNUAL REPORT AND OTHER INFORMATION

We file annual, quarterly and current reports; proxy statements; and other information with the SEC. The SEC maintains a website at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our 2025 Annual Report is being mailed with this Proxy Statement to those stockholders that have requested a paper copy of the proxy materials. For those stockholders that received the Notice of Internet Availability of Proxy Materials, this Proxy Statement and our 2025 Annual Report are available on our website at *https://investors.stardust-power.com/financial-information/sec-filings*. Additionally, and in accordance with SEC rules, you may access our Proxy Statement and Annual Report at *www.virtualshareholdermeeting.com/SDST2026*. **A copy of the Company's Annual Report on Form 10-K filed with the SEC will be provided to stockholders without charge upon written or oral request.** Stockholders are directed to contact our Secretary at Stardust Power Inc., 15 E. Putnam Ave, Suite 378, Greenwich, CT 06830, Attn: Bruce Czachor or by calling the Company at (800) 742-3095. The Company's copying costs will be charged if exhibits to the 2025 Annual Report on Form 10-K are requested. The Company makes available on or through its website free of charge its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing.

April 21, 2026   By Order of the Board of Directors

/s/ Roshan Pujari

Roshan Pujari
Chairman of the Board of Directors and
Chief Executive Officer

APPENDIX A

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (as amended, supplemented, restated and/or modified from time to time, this "**Agreement**") is entered into as of December 23, 2025, by and between Stardust Power Inc., a Delaware corporation (the "**Company**"), and Lind Global Asset Management XIII LLC, a Delaware limited liability company (the "**Investor**").

BACKGROUND

A. The board of directors (the "**Board of Directors**") of the Company has authorized the issuance to Investor of the Notes and the Warrants (each as defined below).

B The Investor desires to purchase the Notes and Warrants on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and agreements set forth herein, and intending hereby to be legally bound, the Company and the Investor hereby agree as follows:

1. **DEFINITIONS**. As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms:

"**1933 Act**" means the Securities Act of 1933, as amended.

"**1934 Act**" means the Securities Exchange Act of 1934, as amended.

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

"**Agreement**" has the meaning set forth in the preamble.

"**ATM Agreement**" means the Common Stock Purchase Agreement, dated October 7, 2024 by and between the Company and B. Riley Principal Capital II, LLC, and any additional agreement regarding a similar transaction between such parties or a registered at-the-market offering by the Company in the future.

"**Blue Sky Application**" has the meaning set forth in Section 9.3(a).

"**Board of Directors**" has the meaning set forth in the recitals.

"**Business Day**" means any day other than a Saturday, Sunday or any other day on which banks are permitted or required to be closed in New York City.

"**Capital Stock**" means the Common Stock, the Preferred Stock and any other classes of shares in the capital stock of the Company.

"**Certificate of Incorporation and Bylaws**" means the Certificate of Incorporation of the Company, as amended and/or restated from time to time, together with its Bylaws, each as in effect on the date hereof.

"**Change of Control**" means, with respect to the Company, on or after the date of this Agreement:

(a) a change in the composition of the Board of Directors of the Company at a single shareholder meeting where a majority of the individuals that were directors of the Company immediately prior to the start of such shareholder meeting are no longer directors at the conclusion of such meeting, without prior written consent of the Investor;

(b) a change, without prior written consent of the Investor, in the composition of the Board of Directors of the Company prior to the termination of this Agreement where a majority of the individuals that were directors as of the date of this Agreement cease to be directors of the Company prior to the termination of this Agreement;

(c)   other than a shareholder that holds such a position at the date of this Agreement, if a Person comes to have beneficial ownership, control or direction over more than fifty percent (50%) of the voting rights attached to any class of voting securities of the Company;

(d)   the consummation of a merger, consolidation, or similar transaction resulting in the holders of fifty percent (50%) of the voting rights attached to any class of voting securities of the Company immediately prior to such merger, consolidation, or similar transaction ceasing to hold fifty percent (50%) of the voting rights attached to any class of voting securities; or

(e)   the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of their respective assets.

"**Closing**" has the meaning set forth in Section 2.2(b).

"**Closing Date**" has the meaning set forth in Section 2.2(b).

"**Commitment Fee**" means in respect of any Closing an amount equal to two and one-half percent (2.5%) of the applicable Funding Amount in respect of such Closing.

"**Common Stock**" means the common stock of the Company, par value per share $0.0001.

"**Company**" has the meaning set forth in the preamble.

"**Conversion Shares**" means the Common Stock issuable upon the full or any partial conversion of the Note.

"**Disclosure Letter**" has the meaning set forth in Section 3.

"**Effectiveness Period**" has the meaning set forth in Section 9.2(a).

"**Equity Assets**" means: (i) any Equity Interest in any Person which becomes a Subsidiary of the Company to the extent the purchase of such Equity Interest was paid for with the proceeds of a Permitted Acquisition Arrangement; or (ii) any group of assets acquired by the Company that constitute a "business" within the meaning of Rule 11-01(d) under Regulation S-X ("Business Assets"), to the extent that: (a) the purchase of such assets was paid for with the proceeds of a Permitted Acquisition Arrangement; and (b) all of such assets are acquired by, and held within, a newly-created and wholly-owned Subsidiary of the Company.

"**Equity Interests**" means and includes capital stock, membership interests and other similar equity securities, and shall also include warrants or options to purchase capital stock, membership interests or other equity interests.

"**Event**" means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

"**Event of Default**" has the meaning set forth in Section 7.1.

"**Exempted Securities**" means (a) Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company ("Equity Plan"), (b) securities issued upon the exercise or exchange of or conversion of any Securities issued hereunder, other securities exercisable or exchangeable for or convertible into Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company; provided that such securities are issued as "restricted securities" (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Common Stock issued under the ATM Agreement, and (e) Common Stock issued or issuable in respect of any equity line of credit, stand-by equity distribution agreements or similar transaction with the Investor or any affiliate thereof.

"**Form 8-K**" has the meaning set forth in Section 5.10.

"**Funding Amount**" means an amount equal to up to Fifteen Million and Zero/100 United States Dollars ($15,000,000.00).

"**GAAP**" means United States generally accepted accounting principles.

"**HSR Act**" has the meaning set forth in Section 5.15.

"**Indebtedness**" has the meaning set forth in the Note.

"**Investor**" has the meaning set forth in the preamble.

"**Investor Group**" shall mean the Investor plus any other Person with which the Investor is considered to be part of a group under Section 13 of the 1934 Act or with which the Investor otherwise files reports under Sections 13 and/or 16 of the 1934 Act.

"**Investor Party**" has the meaning set forth in Section 5.11.

"**Investor Shares**" means the Conversion Shares, the Warrant Shares and any other shares issued or issuable to the Investor pursuant to this Agreement, any Note or any Warrant.

"**IP Rights**" has the meaning set forth in Section 3.10.

"**Law**" means any law, rule, regulation, order, judgment or decree, including, without limitation, any federal and state securities Laws.

"**Legend Removal Date**" shall have the meaning set forth in Section 5.1(c).

"**Lien**" means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

"**Material Adverse Effect**" means any material adverse effect on (i) the businesses, properties, assets, prospects, operations, results of operations or financial condition of the Company, or the Company and the Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or under the Security Agreement, the Note or the Warrant; *provided, however*, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any adverse effect resulting from or arising out of general economic conditions; (b) any adverse effect resulting from or arising out of general conditions in the industries in which the Company and the Subsidiaries operate; (c) any adverse effect resulting from any changes to applicable Law; or (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; *provided*, *further*, that any event, occurrence, fact, condition or change referred to in clauses (a) through (d) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company and/or the Subsidiaries compared to other participants in the industries in which the Company and the Subsidiaries operate.

"**Maximum Percentage**" means 4.99%; *provided*, that if at any time after the date hereof the Investor Group beneficially owns in excess of 4.99% of any class of Equity Interests in the Company that is registered under the 1934 Act or exempt from the registration and qualification requirements under the 1933 Act, then the Maximum Percentage shall automatically increase to 9.99% so long as the Investor Group owns in excess of 4.99% of such class of Equity Interests (and shall, for the avoidance of doubt, automatically decrease to 4.99% upon the Investor Group ceasing to own in excess of 4.99% of such class of Equity Interests).

"**Money Laundering Laws**" has the meaning set forth in Section 3.25.

"**Note**" has the meaning set forth in Section 2.1.

"**Notice Termination Time**" has the meaning set forth in Section 10.2.

"**OFAC**" has the meaning set forth in Section 3.23.

"**Outstanding Principal Amount**" shall have the meaning set forth in the Notes.

"**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"**Permitted Acquisition Arrangement**" means Indebtedness incurred after the date hereof from one or more lenders so long as (a) the proceeds thereof are used by the Company solely for the purchase of Equity Interests in an unaffiliated Person which becomes a Subsidiary or Business Assets of an unaffiliated Person so long as such assets are acquired by, and held within, a newly-created and wholly-owned Subsidiary of the Company; (b) at the time of incurring such Indebtedness, no Event of Default has occurred and is continuing under any Transaction Document; (c) the terms and conditions contained in any agreement or document relating to such Indebtedness do not contain any covenants or defaults more onerous to the Company or any Subsidiary than those contained in the Transaction Documents and do not contain any covenant or provision which would cause the Company to violate or otherwise contravene the terms of any Transaction Document; (d) to the extent any security interest is granted to secure the Company's or any such newly-created and wholly-owned Subsidiary's obligations with respect to such Indebtedness, such security interest is limited solely to a security interest on the Equity Assets of the Person so acquired or the Business Assets so acquired, and the provider of such Indebtedness shall have no other recourse to any other assets or recourse to the Company or any other Subsidiary (other than the Subsidiary so acquired); and (e) the provider of such Indebtedness, the Investor and the Company (and to the extent applicable, the applicable Subsidiary) have entered into a Subordination Agreement with respect to the security interest in the applicable Excluded Assets so acquired.

"**Permitted Senior Indebtedness**" means any future Indebtedness, the proceeds of which are used to finance the construction of the Company's refinery project in Muskogee and related capital/ operating expenditures, of no less than $20,000,000 (in aggregate or in tranches; provided that such tranches are part of a committed single financing facility of no less than $20,000,000).

"**Permitted Indebtedness**" means (a) the Company's obligations under this Agreement and the other Transaction Documents; (b) Indebtedness existing on the Closing Date which is shown on the Disclosure Letter; (c) Indebtedness subordinated to the Company's obligations under the Notes on terms reasonable acceptable to the Investor and in connection with which the counterparty shall have entered into a subordination agreement acceptable to the Investor in its sole discretion; (d) Indebtedness obtained by the Company to acquire capital equipment, capital leases, or operating leases, (e) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens, (f) Liens with respect to the Permitted Senior Indebtedness and (g) Indebtedness obtained pursuant to an Permitted Acquisition Arrangements.

"**Permitted Indebtedness Repayments**" shall mean cash payments the Company is required to make pursuant to the express terms of Indebtedness existing on the date hereof but not including bonus payments or other compensation owing to directors or members of management of the Company or any Subsidiary or other amounts owing to any creditor of the Company that is directly or indirectly owned or controlled by any director or member of management of the Company.

"**Permitted Liens**" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens incurred in connection with Permitted Indebtedness under clauses (a), (c), (d), (e), (f), and (g) thereunder, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default, (viii) Liens on accounts receivable and inventory to secure the Permitted Indebtedness to the extent permitted by the applicable intercreditor agreement, (ix) second priority or junior Liens that are subordinate to the Liens created by any security interest established in connection with the Purchase Agreement and its related documents, and (x) any Liens required to ensure compliance with applicable laws or regulations governing wells, land leases, mineral rights, or similar obligations.

"**Prepayment Amount**" means an amount in cash owing to the Investor equal to the one hundred and five percent (105%) of the Outstanding Principal Amount together with any other amounts owing under the Notes then outstanding and the other Transaction Documents as of the applicable date of prepayment.

"**Prepayment Notice**" has the meaning set forth in <u>Section 1.4</u> of the Note.

"**Prepayment Right**" has the meaning set forth in <u>Section 2.4</u>.

"**Prepayment Right Date**" in respect of any Note, means the Trading Day following such date as the Conversion Shares issuable in respect of such Note and the Warrant Shares issuable in respect of the Warrant issued to the holder of such Note, may be offered or sold pursuant to an effective Registration Statement.

"**Press Release**" has the meaning set forth in <u>Section 5.8</u>.

"**Principal Amount**" has the meaning set forth in <u>Section 2.1</u>.

"**Preferred Stock**" has the meaning set forth in <u>Section 3.4</u>.

"**Proceedings**" has the meaning set forth in <u>Section 3.6</u>.

"**Prohibited Transaction**" means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell):

(a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive shares of the Company's Capital Stock:

(i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, a discount to the future trading prices of, or quotations for, Common Stock (which shall not encompass standard anti-dilution provisions in otherwise fixed price instruments; provided that for the avoidance of doubt any provisions resulting in such instrument "exploding" or otherwise resulting in the increase of the number of shares issuable under a fixed priced instrument shall result in the transaction in which such instrument was issued being deemed a Prohibited Transaction); or

(ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than warrants that may be repriced by the Company); or

(b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions;

and are deemed to include transactions generally referred to as equity lines of credit and stand-by equity distribution agreements, and convertible securities and loans having a similar effect but shall not include transactions generally referred to as at-the-market transaction (ATM) or an equity line of credit, stand-by equity distribution agreement or similar transaction; provided that the ATM Agreement shall not be deemed a Prohibited Transaction.

"**Prospectus**" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Investor Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and any "free writing prospectus" as defined in Rule 405 under the 1933 Act.

"**register**," "**registered**" and "**registration**" refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

"**Registration Statement**" means any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Investor Shares pursuant to the provisions of this Agreement, including the Prospectus and amendments and supplements to such Registration Statement, and including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

"**Required Minimum**" means, as of any date, 150% of the maximum aggregate a sufficient number of shares of Common Stock then issued or potentially issuable in the future pursuant to any outstanding Notes or Warrants, ignoring any conversion or exercise limits set forth therein.

"**SEC**" means the United States Securities and Exchange Commission.

"**SEC Documents**" has the meaning set forth in Section 3.5(a).

"**Securities**" means the Notes, the Warrants, and the Investor Shares.

"**Securities Termination Event**" means either of the following has occurred:

(a) trading in securities generally in the United States has been suspended or limited for a consecutive period of greater than three (3) Business Days; or

(b) a banking moratorium has been declared by the United States or the New York State authorities and is continuing for a consecutive period of greater than three (3) Business Days.

"**Security Agreement**" means that certain Security Agreement in the form attached hereto as **Exhibit C.**

"**Shareholder Approval**" shall mean the approval of the holders of a majority of the Company's outstanding voting Common Stock: (a) to ratify and approve all of the transactions contemplated by the Transaction Documents, including the issuance of all of the Investor Shares (as such term is defined in each of such documents) issued and potentially issuable to the Investor thereunder, all as may be required by the applicable rules and regulations of the Trading Market (or any successor entity) and if required under the Transaction Documents or (b) otherwise legally required, to amend the Company's Certificate of Incorporation and Bylaws to increase the number of authorized shares of Common Stock by at least the number of shares equal to the number of shares of Common Stock issuable under the Transaction Documents.

"**Subsidiaries**" and "**Subsidiary**" have the meaning set forth in Section 3.4(b).

"**Subsidiary Guaranty**" means that certain Guaranty in the form attached hereto as **Exhibit D.**

"**Trading Day**" means a day on which the Common Stock is traded on a Trading Market.

"**Trading Market**" means whichever of the New York Stock Exchange, NYSE American, or the Nasdaq Stock Market (including the Nasdaq Capital Market), on which the Common Stock is listed or quoted for trading on the date in question.

"**Transaction Documents**" means this Agreement, the Notes, the Security Agreement, the Subsidiary Guaranty, the Transfer Agent Instruction Letter and any other documents or agreements executed or delivered in connection with the transactions contemplated hereunder.

"**Transfer Agent**" shall mean Continental Stock Transfer & Trust Company, having its address at 1 State St 30th floor, New York, New York 10004, Attention: Vito Cirone, email: vcirone@continentalstock.com.

"**Transfer Agent Instruction Letter**" shall mean a letter of irrevocable instructions addressed by the Company to the Transfer Agent, acceptable to the Investor in its sole discretion.

"**VWAP**" means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of one share of Common Stock trading in the ordinary course of business at the applicable Trading Price for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Common Stock is not then listed on a Trading Market and if the Common Stock is traded in the over-the-counter market, as reported by the OTCQX or OTCQB Markets, the volume weighted average price of one share of Common Stock for such date (or the nearest preceding date) on the OTCQX or OTCQB Markets, as reported by Bloomberg Financial L.P.; (c) if the Common Stock is not then listed or quoted on a Trading Market or on the OTCQX or OTCQB Markets and if prices for the Common Stock are then reported in the "Pink Sheets" published by the OTC Markets Group (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one share of Common Stock so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the fair market value of one share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

"**Warrants**" has the meaning set forth in Section 2.1.

"**Warrant Share Amount**" means in respect of any Warrant issued in a Closing the initial amount of Common Stock into which such Warrant may be exercised and which shall be equal to the applicable Funding Amount for such Closing multiplied by thirty-five percent (35%) and divided by the VWAP of the Common Stock on the Trading Day immediately preceding the applicable Closing Date.

"**Warrant Shares**" means the shares of Common Stock issuable upon exercise of the Warrants.

2. PURCHASE AND SALE OF THE INVESTOR SHARES

2.1 Purchase and Sale of the Notes and the Warrants. Subject to the terms and conditions set forth herein at the applicable closing (each, a "**Closing**", and the date each Closing is consummated being a "**Closing Date**") as more particularly set forth in Section 2.2, the Company may issue and sell to the Investor, and the Investor may purchase from the Company, for an amount not to exceed the aggregate Funding Amount (a) senior secured convertible promissory notes, in the form attached hereto as **Exhibit A** (each, a "**Note**"), in an aggregate principal amount not to exceed Fifteen Million and Zero/100 United States Dollars ($15,000,000.00) (the "**Principal Amount**"), and (b) Common Stock purchase warrants, in the form attached hereto as **Exhibit B** (each, a "**Warrant**"), registered in the name of the Investor, pursuant to which the Investor shall have the right to acquire shares of Common Stock in accordance with the terms thereof in the applicable Warrant Share Amount.

2.2 Closings. Subject to satisfaction or waiver of the conditions set forth in Section 6:

(a) the initial Closing of the offer and sale of (i) Notes in the aggregate principal amount of up to Four Million Eight Hundred Thousand and Zero/100 United States Dollars ($4,800,000.00) and (ii) Warrants to purchase an amount of shares of Common Stock equal to the applicable Warrant Share Amount, for a purchase price of Four Million and Zero/100 United States Dollars ($4,000,000.00), shall take place remotely via the exchange of documents and signatures and shall occur no later than ten (10) Business Days following the execution and delivery of this Agreement) at such time as the Company and the Investor agree upon, orally or in writing; and

(b) any subsequent Closing shall occur upon the mutual consent of the Company and the Investor for Note(s) in such principal amount(s) and at such time and place as the Company and the Investor agree upon, orally or in writing.

2.3 Commitment Fee. At each Closing, as applicable, the Company shall pay to the Investor the Commitment Fee payable in respect of such Closing, in United States dollars and in immediately available funds. The Commitment Fee shall be paid by being offset against the applicable Funding Amount payable by the Investor at such Closing.

2.4 Prepayment Right. As set forth in the Notes, at any time following the Prepayment Right Date and upon giving the prior written notice set forth in each Note, the Company will have the right to pre-pay such Note at any time in accordance with the terms thereof by paying the applicable Prepayment Amount (the "**Prepayment Right**"); *provided*, that in the event that the Company elects to exercise its Prepayment Right, the Investor will have the option to convert up to one-third (1/3) of the amounts owing under such Note, at a price per share equal to the lesser of the Conversion Price and the Repayment Share Price (as defined in such Note).

2.5 Senior Obligation. As an inducement for the Investor to enter into this Agreement and to purchase the Notes and Warrants, all obligations of the Company pursuant to this Agreement and the Notes shall be senior to all other existing Indebtedness and equity of the Company, other than Permitted Indebtedness secured by Permitted Liens that may be issued after the date hereof. Notwithstanding the foregoing, to the extent after the date hereof, (a) the Company incurs Permitted Indebtedness to be secured by a Permitted Lien, upon the execution and delivery of the subordination agreement(s), the

Investor's security interest on the Company's assets be subordinated to the security interest(s) granted to the creditor(s) in the transaction; and (b) the Company enters into a transaction to acquire Equity Assets, upon the execution and delivery of the subordination agreement(s), the Investor's security interest in the Equity Assets shall be subordinated to the security interest(s) granted to the creditor(s) in the transaction.

3. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants to the Investor and covenants with the Investor that as of the Closing Date, except as is set forth in the Disclosure Letter being delivered to the Investor as of the date hereof, as applicable (the **"Disclosure Letter"**), the following representations and warranties are true and correct:

3.1 Organization and Qualification. The Company is a corporation duly organized and validly existing in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and is in good standing (if a good standing concept exists in such jurisdiction) in every jurisdiction in which the ownership of its property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

3.2 Authorization; Enforcement; Compliance with Other Instruments. The Company has the requisite corporate power and authority to execute the Transaction Documents, to issue and sell the Notes, the Warrants and the Investor Shares issuable pursuant thereto, and to perform its obligations under the Transaction Documents, including issuing the Investor Shares on the terms set forth in this Agreement. The execution and delivery of the Transaction Documents by the Company and the issuance and sale of the Securities pursuant hereto, including without limitation the reservation of the Conversion Shares, and the Warrant Shares for future issuance, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, its shareholders or any other Person in connection therewith. The Transaction Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar Laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

3.3 No Conflicts. Except as set forth on Schedule 3.3, the execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Notes, the Warrants and of the Investor Shares issuable in respect thereof will not (a) conflict with or result in a violation of the Company's Certificate of Incorporation and Bylaws, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which the Company or any of the Subsidiaries is a party, or (c) subject to the making of the filings referred to in Section 5, violate in any material respect any Law or any rule or regulation of the Trading Market applicable to the Company or any of the Subsidiaries or by which any of their properties or assets are bound or affected. Assuming the accuracy of the Investor's representations in Section 4 and subject to the making of the filings referred to in Section 5, (i) no approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party (including the Trading Market) in connection with the issuance of the Notes, the Warrants, or the Investor Shares or the other transactions contemplated by this Agreement (including the issuance of the Conversion Shares upon conversion of the Notes and the Warrant Shares upon exercise of the Warrants) and (ii) the issuance of the Notes, the Warrants, the issuance of the Conversion Shares upon the conversion of a Note and the issuance of the Warrants Shares upon exercise of a Warrant will be exempt from the registration and qualification requirements under the 1933 Act and all applicable state securities Laws.

3.4 Capitalization and Subsidiaries.

(a) The authorized Capital Stock of the Company consists of 700,000,000 shares of Common Stock and 100,000,000 shares of preferred stock to be designated by the Board of Directors (the "Preferred Stock"). As of the close of business on September 30, 2025, 8,910,204 shares of Common Stock were issued and outstanding and zero shares of preferred stock were issued and outstanding. Since September 30, 2025, and through the date of this Agreement, the Company has issued 959,354 additional shares of Common Stock and zero shares of preferred stock. As of September 30, 2025, (i) an aggregate of 220,796 shares of Common Stock are reserved for future issuance under the Stardust Power Inc, Equity Incentive plan and (ii) 1,136,102 shares of Common Stock are reserved for issuance upon exercise of outstanding warrants with exercise prices $115 per share. The Company has duly reserved up to 12,185,615 shares of Common Stock for issuance upon conversion of the Notes and exercise of the Warrants. The Conversion Shares and Warrant Shares, when issued upon conversion of the Notes or exercise of the Warrants, in accordance with their respective terms, will be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof. No shares of the Company's Capital Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. The Company's Certificate of Incorporation and Bylaws on file on the SEC's EDGAR website are true and correct copies of the Company's Certificate of Incorporation and Bylaws as in effect as of the Closing Date. The Company is not in violation of any provision of its Certificate of Incorporation and Bylaws.

(b) Schedule 3.4(b) lists each direct and indirect subsidiary of the Company (each, a "**Subsidiary**" and collectively, the "**Subsidiaries**"). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary. No Subsidiary has any outstanding stock options, warrants or other instruments pursuant to which such Subsidiary may at any time or under any circumstances be obligated to issue any shares of its capital stock or other Equity Interests. Each Subsidiary is duly organized and validly existing in good standing under the laws of its jurisdiction of formation (if a good standing concept exists in such jurisdiction) and has all requisite power and authority to own its properties and to carry on its business as now being conducted.

(c) Except as set forth on Schedule 3.4(c), neither the Company nor any Subsidiary is bound by any agreement or arrangement pursuant to which it is obligated to register the sale of any securities under the 1933 Act. There are no outstanding securities of the Company or any of the Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem or purchase any security of the Company or any Subsidiary. There are no outstanding securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Notes, the Warrants or the Investor Shares. Neither the Company nor any Subsidiary has any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement.

(d) The issuance and sale of any of the Securities will not obligate the Company to issue shares of Common Stock or other securities, or to satisfy any related contractual obligations, to any other Person and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding securities.

(e) As of the date of this Agreement, the Company has capacity under the rules and regulations of the Trading Market to issue up to 1,965,778 shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock) without obtaining Shareholder Approval.

3.5 SEC Documents; Financial Statements.

(a) Except as set forth on Schedule 3.5(a), as of the Closing Date, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act for the two years preceding the Closing Date (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to the Closing Date and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "**SEC Documents**"). As of their respective filing dates and subject to amendments thereto filed with the SEC, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with GAAP, and audited by a firm that is a member of the Public Companies Accounting Oversight Board consistently applied, during the periods involved (except as may be otherwise indicated in such financial statements or the notes thereto, or, in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other written information provided by or on behalf of the Company to the Investor in connection with the Investor's purchase of the Notes or the Warrants which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

(c) Except as set forth on Schedule 3.5(c), the Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) reasonable controls to safeguard assets are in place and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.6 Litigation and Regulatory Proceedings. Except as set forth on Schedule 3.6, there are no material actions, causes of action, suits, claims, proceedings, inquiries or investigations (collectively, "**Proceedings**") before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of the Subsidiaries, threatened against or affecting the Company or any of the Subsidiaries, the Common Stock or any other class of issued and outstanding shares of the Company's Capital Stock, or any of the Company's or the Subsidiaries' officers or directors in their capacities as such and, to the knowledge of the executive officers of the Company, there is no reason to believe that there is any basis for any such Proceeding.

3.7 No Undisclosed Events, Liabilities or Developments. No event, development or circumstance has occurred or exists, or to the knowledge of the executive officers of the Company is reasonably anticipated to occur or exist that (a) would reasonably be anticipated to have a Material Adverse Effect or (b) would be required to be disclosed by the Company under applicable securities Laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

3.8 Compliance with Law. Except as set forth on Schedule 3.8 conducted and are conducting their respective businesses in compliance in all material respects with all applicable Laws and are in compliance in all material respects with the rules and regulations of the Trading Market. The Company is not aware of any facts which could reasonably be anticipated to lead to have the effect of, delisting the of the Common Stock from the Trading Market, nor has the Company received any notification that the Trading Market is currently contemplating terminating such listing.

3.9 Employee Relations. Neither the Company nor any Subsidiary is involved in any union labor dispute nor, to the knowledge of the Company, is any such dispute threatened. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

3.10 Intellectual Property Rights. The Company and each Subsidiary owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, "**IP Rights**") necessary to conduct their respective businesses as now conducted. None of the material IP Rights of the Company or any of the Subsidiaries are expected to expire or terminate within three (3) years from the date of this Agreement. Neither the Company nor any Subsidiary is infringing, misappropriating or otherwise violating any IP Rights of any other Person. No claim has been asserted, and no Proceeding is pending, against the Company or any Subsidiary alleging that the Company or any Subsidiary is infringing, misappropriating or otherwise violating the IP Rights of any other Person, and, to the Company's knowledge, no such claim or Proceeding is threatened, and the Company is not aware of any facts or circumstances which might give rise to any such claim or Proceeding. The Company and the Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their material IP Rights.

3.11 Environmental Laws. Except, in each case, as would not be reasonably anticipated to have a Material Adverse Effect, the Company and the Subsidiaries (a) are in compliance with any and all applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, (b) have received and hold all permits, licenses or other approvals required of them under all such Laws to conduct their respective businesses and (c) are in compliance with all terms and conditions of any such permit, license or approval.

3.12 Title to Assets. The Company and the Subsidiaries have good and marketable title to all personal property owned by them which is material to their respective businesses, in each case free and clear of all liens, encumbrances and defects, except for Permitted Liens. Any real property and facilities held under lease by the Company or any Subsidiary are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries.

3.13 Insurance. The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any of the Subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will not be able to renew all existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

3.14 Regulatory Permits. The Company and the Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from all regulatory authorities and agencies necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits with respect to which the failure to hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15 No Materially Adverse Contracts, Etc. Neither the Company nor any of the Subsidiaries is (a) subject to any charter, corporate or other legal restriction, or any judgment, decree or order which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect or (b) a party to any contract or agreement which in the judgment of the Company's management has or would reasonably be anticipated to have a Material Adverse Effect.

3.16 Taxes. The Company and the Subsidiaries each has made or filed, or caused to be made or filed, all United States federal and other material tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, required to be paid by it, regardless of whether such amounts are shown or determined to be due on such returns, reports and declarations, except those being contested in good faith by appropriate proceedings and for which it has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

3.17 Solvency. Excluding the Indebtedness set forth on Schedule 3.17, after giving effect to the receipt by the Company of the proceeds from the transactions contemplated by this Agreement (a) the Company's fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature; and (b) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.

3.18 Investment Company. The Company is not, and is not an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

3.19 Certain Transactions. Other than as disclosed in the SEC Documents, there are no contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director, officer or employee thereof on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company's Annual Report on Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.20 No General Solicitation. Neither the Company, nor any of its Affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Notes, the Warrants or the Investor Shares pursuant to this Agreement.

3.21 Acknowledgment Regarding the Investor's Purchase of the Notes and the Warrants. The Company's Board of Directors has approved the execution of the Transaction Documents and the issuance and sale of the Notes and the Warrants, based on its own independent evaluation and determination that the terms of the Transaction Documents are reasonable and fair to the Company and in the best interests of the Company and its stockholders. The Company is entering into this Agreement and is issuing and selling the Notes and the Warrants voluntarily and without economic duress. The Company has had independent legal counsel of its own choosing review the Transaction Documents and advise the Company with respect thereto. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Notes and the Warrants and the transactions contemplated hereby and that neither the Investor nor any person affiliated with the Investor is acting as a financial advisor to, or a fiduciary of, the Company (or in any similar capacity) with respect to execution of the Transaction Documents or the issuance of the Notes and the Warrants or any other transaction contemplated hereby.

3.22 <u>Brokers', Finders' or Other Advisory Fees or Commissions</u>. Except as set forth in the Disclosure Letter, no brokers, finders or other similar advisory fees or commissions will be payable by the Company or any Subsidiary or by any of their respective agents with respect to the issuance of the Notes or any of the other transactions contemplated by this Agreement.

3.23 <u>OFAC</u>. None of the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company and/or any Subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury ("**OFAC**"); and the Company will not directly or indirectly use any proceeds received from the Investor, or lend, contribute or otherwise make available such proceeds to its Subsidiaries or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person currently subject to any of the sanctions of the United States administered by OFAC.

3.24 <u>No Foreign Corrupt Practices</u>. None of the Company or any of the Subsidiaries has, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental authority of any jurisdiction except as otherwise permitted under applicable Law; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company or its Subsidiaries and their respective operations and the Company has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

3.25 <u>Anti-Money Laundering</u>. The operations of each of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the "**Money Laundering Laws**") and no action, suit or proceeding by or before any court or governmental authority involving the Company or its Subsidiaries with respect to any of the Money Laundering Laws is, to the knowledge of the Company, pending, threatened or contemplated.

3.26 <u>Disclosure</u>. The Company confirms that neither it, nor to its knowledge, any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company's representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4. <u>REPRESENTATIONS AND WARRANTIES OF THE INVESTOR</u>. The Investor represents and warrants to the Company as follows:

4.1 <u>Organization and Qualification</u>. The Investor is a limited liability company, duly formed and validly existing in good standing under the laws of the State of Delaware.

4.2 <u>Authorization; Enforcement; Compliance with Other Instruments</u>. The Investor has the requisite power and authority to enter into this Agreement and the Security Agreement, to purchase the Notes, the Warrants and the Investor Shares and to perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents to which it is a party have been duly and validly authorized by the Investor's governing body and no further consent or authorization is required. The Transaction Documents to which it is a party have been duly and validly executed and delivered by the Investor and constitute valid and binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 <u>No Conflicts</u>. The execution, delivery and performance of the Transaction Documents to which it is a party by the Investor and the purchase of the Notes, the Warrants, and the Investor Shares by the Investor will not (a) conflict with or result in a violation of the Investor's organizational documents, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Investor is a party, or (c) violate in any material respect any Law applicable to the Investor or by which any of the Investor's properties or assets are bound or affected. No approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party in connection with the purchase of the Notes, the Warrants and the Investor Shares and the other transactions contemplated by this Agreement.

4.4 <u>Investment Intent; Accredited Investor</u>. The Investor is purchasing the Notes, the Warrants and the Investor Shares for its own account, for investment purposes, and not with a view towards distribution. The Investor is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D of the 1933 Act. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (a) evaluating the merits and risks of an investment in the Notes, the Warrants and the Investor Shares and making an informed investment decision, (b) protecting its own interests and (c) bearing the economic risk of such investment for an indefinite period of time.

4.5 <u>Certain Trading Activities</u>. The Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as such term is defined in Rule 200 of Regulation SHO of the 1934 Act) involving the Company's securities) during the period commencing on September 30, 2025 and ending immediately prior to the execution of this Agreement by such Investor.

4.6 <u>No Other Representations.</u> Except for the representations and warranties set forth in this Agreement and in other Transaction Documents, the Investor makes no other representations or warranties to the Company.

5. OTHER AGREEMENTS OF THE PARTIES.

5.1 <u>Legends, etc</u>.

(a) The Securities may only be disposed of pursuant to an effective registration statement under the 1933 Act, to the Company or pursuant to an available exemption from or in a transaction not subject to the registration requirements of the 1933 Act, and in compliance with any applicable state securities laws.

(b) Certificates evidencing the Securities will contain the following legend, so long as is required by this <u>Section 5.1(b)</u> or <u>Section 5.1(c)</u>:

> [NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES HAVE BEEN REGISTERED] [THESE SECURITIES HAVE NOT BEEN REGISTERED] WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. _THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES] [THESE SECURITIES] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge, and/or grant a security interest in some or all of the Securities, in accordance with applicable securities laws, pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Investor may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer following default by the Investor transferee of the pledge. No notice shall be required of such pledge. At the Company's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the 1933 Act or other applicable provision of the 1933 Act to appropriately amend the list of selling stockholders thereunder.

(c) Certificates evidencing the Investor Shares shall not contain any legend (including the legend set forth in Section 5.1(b)): (i) while a Registration Statement is effective under the 1933 Act, (ii) following any sale of such Investor Shares pursuant to Rule 144, (iii) while such Investor Shares are eligible for sale without restriction under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the 1933 Act (including judicial interpretations and pronouncements issued by the Staff of the SEC). The Company shall cause its counsel to issue any legal opinion or instruction required by the Company's transfer agent to comply with the requirements set forth in this Section. At such time as a legend is no longer required for the Investor Shares under this Section 5.1(c), the Company will, no later than two (2) Business Day following the delivery by the Investor to the Company or the Company's transfer agent of a certificate representing Investor Shares containing a restrictive legend (such third Business Day, the "**Legend Removal Date**"), deliver or cause to be delivered to the Investor a book entry statement representing such Investor Shares that is free from all restrictive and other legends. In addition to any other remedies available to the Investor, the Company shall pay to the Investor, in cash, as partial liquidated damages and not as a penalty, for each $1,000 of Investor Shares (based on the VWAP of the Common Stock on the date such Investor Shares are submitted to the Company or the Company's transfer agent) delivered for removal of the restrictive or other legend, $5 per Trading Day for each Trading Day after the Legend Removal Date until such Investor Shares are delivered without a legend. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section except as it may reasonably determine are necessary or appropriate to comply or to ensure compliance with those applicable laws that are enacted or modified after the Closing.

5.2 Furnishing of Information. As long as the Investor owns the Securities, the Company covenants to use commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. As long as the Investor owns the Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investor and make publicly available in accordance with Rule 144(c) such information as is required for the Investor to sell the Investor Shares under Rule 144. The Company further covenants that it will take such further action as any holder of the Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Investor Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 or other applicable exemptions.

5.3 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investor, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market that would require, under the rules of the Trading Market, the Shareholder Approval.

5.4 Notification of Certain Events. The Company shall give prompt written notice to the Investor of (a) the occurrence or non-occurrence of any Event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any other Transaction Documents, if made on or immediately following the date of such Event, untrue or inaccurate in any material respect, (b) the occurrence of any Event that, individually or in combination with any other Events, has had or could reasonably be expected to have a Material Adverse Effect, (c) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any Event that would otherwise result in the nonfulfillment of any of the conditions to the Investor's obligations hereunder, (d) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Documents, or (e) any Proceeding pending or, to the Company's knowledge, threatened against a party relating to the transactions contemplated by this Agreement or any other Transaction Documents.

5.5 Available Stock. The Company shall at all times keep authorized and reserved and available for issuance, free of preemptive rights, such number of shares of Common Stock as are issuable upon repayment or conversion in full of the Notes and exercise in full of the Warrants at any time. If the Company determines at any time that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.5, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking Shareholder Approval for the authorization of such additional shares.

5.6 Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Warrants for general working capital purposes.

5.7 Repayment of Indebtedness. The Company shall not make any voluntary cash prepayments on any Indebtedness other than in respect of the Notes and, so long as no Event of Default has occurred, in respect of Permitted Indebtedness Repayments, at any time while any amounts are owing under the Notes.

5.8 Subordination in Connection with Project Finance. If in connection with the incurrence of Permitted Senior Indebtedness by the Company or a Subsidiary in a single financing resulting in proceeds to the Company or a Subsidiary of no less than twenty-million dollars ($20,000,000.00) to be applied towards project finance, the party providing such financing requires the Investor to subordinate the obligations of the Company in respect of the Notes, to the obligations of the Company to such party in respect of such financing, then the Investor agrees that it shall enter into a subordination or intercreditor agreement providing for such subordination provided that such subordination or intercreditor agreement is acceptable to Investor in its reasonable discretion.

5.9 Prohibited Transactions; Equity and Indebtedness Issuances.

5.10 The Company hereby covenants and agrees not to enter into any Prohibited Transactions without the Investor's prior written consent, until thirty (30) days after such time as the Notes have been repaid in full, as applicable, and/or have been converted into Conversion Shares.

(a) Notwithstanding any other provisions set forth in the Transaction Documents, except for Exempted Securities and Permitted Indebtedness, the Company hereby covenants and agrees not to issue any equity or debt securities, or otherwise incur any Indebtedness for period beginning on the date hereof and ending on the date that is forty-five (45) days following the date the Investor Shares issuable in respect of the Notes and Warrants issued in the initial Closing may be offered or sold pursuant to an effective Registration Statement.

5.11 Securities Laws Disclosure; Publicity. The Company shall, by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby (the **"Press Release"**), and shall, within four (4) days following the date hereof, file a Current Report on Form 8-K (the **"Form 8-K"**) disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto; provided, that the Company may not issue the Press Release without the Investor's prior written consent. The Company shall provide a copy of the draft Form 8-K to the Investor for review prior to release and the Company shall incorporate the Investor's reasonable comments. The Company shall not issue any press release nor otherwise make any such public statement regarding the Investor or the Transaction Documents without the prior written consent of the Investor, except if such disclosure is made in a manner consistent with the Press Release or Form 8-K, or is required by law, in which case the Company shall (a) ensure that such disclosure is restricted and limited in content and scope to the maximum extent permitted by Law to meet the relevant disclosure requirement and (b) provide a copy of the proposed disclosure to the Investor for review prior to release and the Company shall incorporate the Investor's reasonable comments. Following the execution of this Agreement, the Investor and its Affiliates and/or advisors may place announcements on their respective corporate websites and in financial and other newspapers and publications (including, without limitation, customary "tombstone" advertisements) describing the Investor's relationship with the Company under this Agreement in a manner consistent with the Press Release or Form 8-K and including the name and corporate logo of the Company. Notwithstanding anything herein to the contrary, to comply with United States Treasury Regulations Section 1.6011-4(b)(3)(i), each of the Company and the Investor, and each employee, representative or other agent of the Company or the Investor, may disclose to any and all persons, without limitation of any kind, the U.S. federal and state income tax treatment, and the U.S. federal and state income tax structure, of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure insofar as such treatment and/or structure relates to a U.S. federal or state income tax strategy provided to such recipient.

5.12 Indemnification of the Investor. Subject to the provisions of this Section 5.11, the Company will indemnify and hold the Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the

Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "**Investor Party**") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, (b) any action instituted against the Investor Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Investor Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Investor Party's of any agreements or understandings such Investor Party may have with any such stockholder), (c) any misrepresentation made by the Company in any Transaction Documents or in any SEC Document, (d) any omission to state any material fact necessary in order to make the statements made in any SEC Document, in light of the circumstances under which they were made, not misleading, or (e) any Proceeding before or by any court, public board, government agency, self-regulatory organization or body based upon, or resulting from the execution, delivery, performance or enforcement of any of the Transaction Documents or the consummation of the transactions contemplated thereby, and whether or not an Investor Party is party thereto by claim, counterclaim, crossclaim, as a defendant or otherwise, or if such Proceeding is based upon, or results from, any of the items set forth in clauses (a) through (e) above. If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Investor Party. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by an Investor Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party's breach of any of the representations, warranties, covenants or agreements made by such Investor Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 5.11 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to law. The provisions of this Section 5.12 shall survive the termination or expiration of this Agreement.

5.13 Non-Public Information. the Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. To the extent the Company provides the Investor with material, non-public information, the Company shall publicly disclose such information by thirty (30) minutes prior to the opening of trading on the next succeeding Trading Day; provided, however, in the event that such material non-public information is provided to Investor pursuant to Section 10, the Company shall publicly disclose such information within two (2) Business Days of providing the information to the Investor. The Company understands and confirms that the Investor shall be relying on the foregoing representation in effecting transactions in securities of the Company.

5.14 Shareholder Approval. If required by each Trading Market on which the Common Stock is listed, to fulfill its obligations under the Transaction Documents, the Company shall at its next annual meeting of shareholders seek Shareholder Approval, with the recommendation of the Board of Directors that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. If the Company does not obtain Shareholder Approval at the first meeting, the Company shall call a meeting every four months thereafter to seek Shareholder Approval until the date the Shareholder Approval is obtained.

5.15 Listing of Securities. The Company shall use its commercially reasonable efforts to: (a) in the time and manner required by each Trading Market on which the Common Stock is listed, prepare and file with such Trading Market a listing of additional shares form or equivalent document covering the Investor Shares, (b) take all steps necessary to cause such shares to be approved for listing on each Trading Market on which the Common Stock is listed as soon as possible thereafter, (c) provide to the Investor evidence of such Trading Market's completion of review of the listing of additional shares form, and (d) maintain the listing of such shares on each such Trading Market.

5.16 <u>Antitrust Notification</u>. If the Investor determines, in its sole judgment and upon the advice of counsel, that the issuance of the Notes, the Warrants and the Investor Shares pursuant to the terms hereof would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**"), the Company shall file as soon as practicable after the date on which the Company receives notice from the Investor of the applicability of the HSR Act and a request to so file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required to be filed by it pursuant to the HSR Act in connection with such issuance.

5.17 <u>Share Transfer Agent</u>. The Company has informed the Investor of the name of its share transfer agent and represents and warrants that the transfer agent participates in the Depository Trust Company Fast Automated Securities Transfer program. The Company shall not change its share transfer agent without the prior written consent of the Investor.

5.18 <u>Set-Off</u>.

(a) The Investor may set off any of its obligations to the Company (whether or not due for payment), against any of the Company's obligations to the Investor (whether or not due for payment) under this Agreement and/or any other Transaction Documents.

(b) The Investor may do anything necessary to effect any set-off undertaken in accordance with this Section 5.18 (including varying the date for payment of any amount payable by the Investor to the Company).

5.19 <u>No Short Sales</u>. The Investor covenants that from and after the date hereof through and ending when the Note no longer remain outstanding (the "**Restricted Period**"), neither the Investor nor any of its officers, or any entity managed or controlled by the Investor, or an affiliate (collectively, the "**Restricted Persons**" and each of the foregoing is referred to herein as a "Restricted Person") shall, directly or indirectly, engage in any "short sale" of the Common Stock, either for its own principal account or for the principal account of any other Restricted Person. For purposes of this Section, "short selling" shall include, without limitation, any sale of shares of the Company's Common Stock that the Investor does not own or has not borrowed, or any derivative or other transaction involving shares or warrants that have the same impact as a short sale defined herewith. Any violation of this provision will be considered a material breach of this Agreement. For the avoidance of doubt to extent that the Investor has submitted a Conversion Notice (as defined in the Notes) in accordance with the terms of the Notes the Investor shall not be deemed to have a net short position in respect of the Investor Shares issuable in respect of such Conversion Notice nor shall the Investor be deemed to have a short position in any Repayment Shares (as defined in the Notes) payable in respect of any Monthly Payment following such date as the Investor shall notified the Company of the Repayment Share Price relating to such Repayment Shares.

6. CLOSING CONDITIONS

6.1 <u>Conditions Precedent to the Obligations of the Investor</u>. The obligations of the Investor to fund the Notes and Warrants at each Closing are subject to the satisfaction or waiver by the Investor, at or before the Closing of each of the following conditions:

(a) <u>Required Documentation</u>. The Company must have delivered to the Investor: (i) a duly executed certificate of an officer of the Company and each Subsidiary appending thereto (A) copies of duly executed resolutions or consents, of the directors, members or manager, as applicable, approving and consenting to such party's execution, performance of its obligations under the Transaction Documents and the transaction contemplated thereby, (B) a certificate of good standing or equivalent document dated no more than five days prior to the date hereof, in respect of such party, (C) true and correct copies of the organizational documents of such party, and (D) incumbency signatures of such party; and (ii) copies of each Transaction Document, duly executed by the Company, the Subsidiaries, the Transfer Agent and any other party thereto that is not the Investor, as applicable;

(b) <u>Consents and Permits</u>. The Company must have obtained and delivered to the Investor copies of all necessary permits, approvals, and registrations necessary to effect this Agreement, the Transaction Documents and any of the transactions contemplated hereby or thereby, including pursuant to Section 3.14 of this Agreement;

(c) <u>Trading Market Approval</u>. The Company shall have either (i) submitted a listing of additional shares form with the Trading Market relating to the issuance of the Notes, the Warrants, and, upon conversion of the Notes, the Conversion Shares, and upon exercise of the Warrants, the Warrant Shares, and if, required by the rules and regulations of the Trading Market, or (ii) obtained and delivered to the Investor copies of all necessary Trading Market approvals for the issuance of the Notes, the Warrants, and, upon the conversion of the Notes, the Conversion Shares, and upon exercise of the Warrants, the Warrant Shares;

(d) No Event(s) of Default. The Investor must be of the reasonable opinion that no Event of Default has occurred and no Event of Default would result from the execution of this Agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby;

(e) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

(f) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(h) No Suspensions of Trading in the Common Stock; Listing. Trading in the shares of Common Stock shall not have been suspended by the SEC or any Trading Market (except for any suspensions of trading of not more than one day on which the Trading Market is open solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Stock shall have been at all times since such date listed for trading on a Trading Market;

(i) Limitation on Beneficial Ownership. The issuance of the Notes and the Warrants shall not cause the Investor Group to become, directly or indirectly, a "beneficial owner" (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage of the Equity Interests of such class that are outstanding at such time;

(j) Funds Flow Request. The Company shall have delivered to the Investor a flow of funds request, substantially in the form set out in **Exhibit E**;

(k) Opinion of Counsel. The Investor shall have received opinions of counsel to the Company and its Subsidiaries, acceptable to the Investor in its sole discretion; and

(l) Voting Support Agreements. The Company shall have delivered duly executed voting support agreements executed by those shareholders holding in excess of 5% of the outstanding authorized Common Stock as of the date hereof, in a form acceptable to the Investor, providing for the signatory to agree to vote for the Shareholder Approval.

6.2 Conditions Precedent to the Obligations of the Company. The obligations of the Company to issue the Notes and the Warrants are subject to the satisfaction or waiver by the Company, at or before the applicable Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though made on and as of such date;

(b) Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investor at or prior to the applicable Closing; and

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. EVENTS OF DEFAULT

7.1 Events of Default. The occurrence of any of the following events shall be an "**Event of Default**" under this Agreement:

(a) an Event of Default (as defined in the Notes);

(b) any of the representations or warranties made by the Company or any of its agents, officers, directors, employees or representatives in any Transaction Documents or public filing being inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, including as of the Closing Date, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Investor or any of its representatives, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made, including as of the Closing Date; or

(c) a failure by the Company to comply with any of its covenants or agreements set forth in this Agreement, including those set forth in Section 9 and such failure continues for a period of five (5) Business Days after the Company receives written notice from the Investor to comply with such covenant or agreement.

7.2 Investor Right to Investigate an Event of Default. If in the Investor's reasonable opinion, an Event of Default has occurred, or is or may be continuing:

(a) the Investor may notify the Company that is wishes to investigate such purported Event of Default;

(b) the Company shall cooperate with the Investor in such investigation;

(c) the Company shall comply with all reasonable requests made by the Investor to the Company in connection with any investigation by the Investor and shall (i) provide all information requested by the Investor in relation to the Event of Default to the Investor; provided that the Investor agrees that any materially price sensitive information and/or non-public information will be subject to confidentiality, and (ii) provide all such requested information within three (3) Business Days of such request; and

(d) the Company shall pay all reasonable costs incurred by the Investor in connection with any such investigation.

7.3 Remedies Upon an Event of Default

(a) If an Event of Default occurs pursuant to Section 7.1(a), the Investor shall have such remedies as are set forth in the Notes.

(b) If an Event of Default occurs pursuant to Section 7.1(b) or Section 7.1(c) and is not remedied within (i) five (5) Business Days for an Event of Default occurring by the Company's failure to comply with Section 7.1(c), or (ii) ten (10) Business Days for an Event of Default occurring pursuant to Section 7.1(b), the Investor may declare, by notice to the Company, effective immediately, all outstanding obligations by the Company under the Transaction Documents to be immediately due and payable in immediately available funds and the Investor shall have no obligation to consummate a Closing or to accept the conversion of the Notes into Conversion Shares.

8. TERMINATION

8.1 Events of Termination. This Agreement:

(a) may be terminated:

(i) by the Investor on the occurrence or existence of a Securities Termination Event or a Change of Control; and

(ii) by the mutual written consent of the Company and the Investor, at any time;

(iii) by either Party, by written notice to the other Party, effective immediately, if the initial Closing has not occurred by December 31, 2025 or such later date as the Company and the Investor agree in writing, provided that the right to terminate this Agreement under this Section 8.1(a)(ii) is not available to any party that is in material breach of or material default under this Agreement or whose failure to fulfill any obligation under this Agreement has been the principal cause of, or has resulted in the failure of the Closing to occur; or

(iv) by the Investor, in accordance with Section 7.3(b).

8.2 Effect of Termination.

(a) Subject to Section 8.2(b), each party's right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.

(b) If the Investor terminates this Agreement under Section 8.1(a)(i):

(i) the Investor may declare, by notice to the Company, all outstanding obligations by the Company under the Transaction Documents to be due and payable without presentment, demand, protest or any other notice of any kind all of which are expressly waived by the Company, anything to the contrary contained in this Agreement or in any other Transaction Documents notwithstanding; and

(c) Nothing in this Agreement will be deemed to release the Purchaser from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other Party of its obligations under this Agreement.

9. REGISTRATION RIGHTS

9.1 Registration.

(a) Registration Statement. Promptly, but in any event no later than forty-five (45) days from each Closing Date, the Company shall prepare and file with the SEC a Registration Statement or a prospectus supplement, as applicable, covering the resale of all of the Investor Shares issuable in respect of the Notes and Warrants in such Closing, which such Registration Statement may include shares of Common Stock issued or issuable to B. Riley Principal Capital II, LLC that have not yet been registered. The foregoing Registration Statement shall be filed on Form S-1 (or Form S-3, if applicable) or any successor forms thereto. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to the Investor and its counsel at least five (5) Business Days prior to its filing or other submission and the Company shall incorporate all reasonable comments provided by the Investor or its counsel.

(b) Expenses. Except as otherwise expressly provided herein, the Company will pay all fees and expenses incident to the performance of or compliance with this Section 9, including all fees and expenses associated with effecting the registration of the Investor Shares, including all filing and printing fees, the Company's counsel and accounting fees and expenses, costs associated with clearing Investor Shares for sale under applicable state securities laws, listing fees, fees and expenses of one counsel to the Investor and the Investor's reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Investor Shares being sold.

(c) Effectiveness. The Company shall use its commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable after filing thereof but in no event later than the date that is ninety (90) days following the applicable Closing Date, or as soon as practicable thereafter. The Company shall notify the Investor by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after such Registration Statement is declared effective and shall simultaneously provide the Investor with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(d) Piggyback Registration Rights. If the Company at any time determines to file a registration statement under the 1933 Act to register the offer and sale, by the Company, of shares of Common Stock (other than (x) on Form S-4 or Form S-8 under the 1933 Act or any successor forms thereto, (y) an at-the-market offering, or (z) a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company shall, as soon as reasonably practicable, give written notice to the Investor of its intention to so register the offer and sale of shares of Common Stock and, upon the written request, given within five (5) Business Days after delivery of any such notice by the Company, of the Investor to include in such registration the Investor Shares (which request shall specify the number of Investor Shares proposed to be included in such registration), the Company shall cause all such Investor Shares to be included in such registration statement on the same terms and conditions as the shares of Common Stock otherwise being sold pursuant to such registered offering.

9.2 Company Obligations. The Company will use its commercially reasonable efforts to effect the registration of Investor Shares in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) cause each Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the first date on which all Investor Shares issuable in respect of the Notes or Warrants issued in connection with applicable Closing have been sold by the Investor (the "**Effectiveness Period**") and advise the Investor in writing when the Effectiveness Period has expired;

(b) prepare and file with the SEC such amendments and post-effective amendments and supplements to each Registration Statement and the Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Investor Shares covered thereby;

(c) provide copies to and permit counsel designated by the Investor to review all amendments and supplements to a Registration Statement no fewer than three (3) Business Days prior to its filing with the SEC and not file any document to which such counsel reasonably objects;

(d) furnish to the Investor and its legal counsel, without charge, (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one copy of each Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Investor Shares that are covered by the related Registration Statement;

(e) immediately notify the Investor of any request by the SEC for the amending or supplementing of a Registration Statement or Prospectus or for additional information;

(f) use its commercially reasonable efforts prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment and notify the Company of the issuance of any such order and the resolution thereof, or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(g) prior to any public offering of Investor Shares, to register or qualify or cooperate with the Investor and its counsel in connection with the registration or qualification of such Investor Shares for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investor and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Investor Shares covered by a Registration Statement and the Company shall promptly notify the Investor of any notification with respect to the suspension of the registration or qualification of any of such Investor Shares for sale under the securities or blue sky laws of such jurisdictions or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(h) immediately notify the Investor, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, a Registration Statement or Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Prospectus, in light of the circumstances in which they were made), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Registration Statement or Prospectus as may be necessary so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of such Prospectus, in light of the circumstances in which they were made);

(i) to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act;

(j) hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to complete a Registration Statement or to avoid or correct a misstatement or omission in such Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement, and upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information; and

(k) take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of all Investor Shares pursuant to each Registration Statement.

9.3 Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless the Investor Parties, from and against any losses to which they may become subject under the 1933 Act or otherwise, arising out of, relating to or based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus, final Prospectus or other document, including any Blue Sky Application (as defined below), or any amendment or supplement thereof or any omission or alleged omission of a material fact required to be stated therein or, in the case of the Registration Statement, necessary to make the statements therein not misleading or, in the case of any preliminary Prospectus, final Prospectus or other document, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; (ii) any Blue Sky Application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Investor Shares under the securities laws thereof (any such application, document or information herein called a "**Blue Sky Application**"); (iii) any violation or alleged violation by the Company or its agents of the 1933 Act, the 1934 Act or any similar federal or state law or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to any action or inaction required of the Company in connection with the registration or the offer or sale of the Investor Shares pursuant to any Registration Statement; or (iv) any failure to register or qualify the Investor Shares included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on the Investor's behalf and will reimburse the Investor Indemnified Parties for any legal or other expenses reasonably incurred by them in connection with investigating, preparing or defending any such losses; provided, however, that the Company will not be liable in any such case if and to the extent, but only to the extent, that any such losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Investor or any such controlling Person in writing specifically for use in such Registration Statement or Prospectus.

(b) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim, action, suit or proceeding with respect to which it seeks indemnification following such Person's receipt of, or such Person otherwise become aware of, the commencement of such claim, action, suit or proceeding and (ii) permit such indemnifying party to assume the defense of such claim, action, suit or proceeding with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure or delay of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure or delay to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(c) Contribution. If for any reason the indemnification provided for in the preceding paragraph (a) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. The indemnity and contribution agreements contained in this Section are in addition to any other rights or remedies that any indemnified party may have under applicable law, by separate agreement or otherwise.

9.4 Effect of Failure to File and Maintain Effectiveness of any Registration Statement. In addition to any other remedies provided under the Transaction Documents, if (i) a Registration Statement covering the resale of all of the Investor Shares required to be covered thereby and required to be filed by the Company pursuant to Section 9.1 is not filed with the SEC on or before the Filing Deadline (a "**Filing Failure**"), (ii) on any day after the effective date of a Registration Statement sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the Common Stock on a Trading Market, or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a "**Maintenance Failure**"), other than the period of time where the Registration Statement is not effective due to a post-effective amendment filing to the Registration Statement after an Annual Report on Form 10-K is filed, or (iii) if the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (a "Current Public Information Failure") as a result of which the Investor is unable to sell those Investor Shares included in such Registration Statement without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Investor Shares relating to such Registration Statement an amount in cash equal to one and one half percent (1.5%) of the Outstanding Principal Amount of all of all outstanding Notes (I) on the date of such Filing Failure, Maintenance Failure or Current Public Information Failure, as applicable, and (2) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured; (II) a Maintenance Failure until such Maintenance Failure is cured; and (III) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro rated for periods totaling less than thirty (30) days). The payments to which a holder of Investor Shares shall be entitled pursuant to this Section 9.4 are referred to herein as "**Registration Delay Payments**." Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Trading Day after such cure. Notwithstanding the foregoing, (i) no single event or failure with respect to a particular Registration Statement shall give rise to more than one type of Registration Delay Payment with respect to such Registration Statement, (ii) no Registration Delay Payments shall be owed to the Investor (with respect to any period during which all of Investor Shares may be sold by the Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) with respect to any Investor Shares excluded from a Registration Statement by election of the Investor.

10. **GENERAL PROVISIONS**

10.1 Fees and Expenses. At the Closing, the Company shall reimburse the Investor up to $35,000 of due diligence costs and reasonable fees and disbursements of Lucosky Brookman LLP and Morgan, Lewis & Bockius LLP in connection with the preparation of the Transaction Documents, it being understood that neither Lucosky Brookman LLP nor Morgan, Lewis & Bockius LLP has rendered any legal advice to the Company in connection with the transactions contemplated hereby and that the Company has relied for such matters on the advice of its own counsel. Except as specified above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Notes, the Warrants and the Investor Shares.

10.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:

Stardust Power Inc.
15 E. Putnam Ace, Suite 378
Greenwich, CT 06830
[●]

With a copy (which shall not constitute notice) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036

If to the Investor:

Lind Global Asset Management XIII LLC
c/o The Lind Partners LLC
444 Madison Avenue, Floor 41
New York, NY 10022

With a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South
Fifth Floor
Woodbridge, NJ
Telephone: (732) 395-4400

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

10.3 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

10.4 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

10.5 Jurisdiction and Venue. Any action, proceeding or claim arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Investor irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys' fees and out-of-pocket expenses relating to such action or proceeding.

10.6 WAIVER OF RIGHT TO JURY TRIAL. THE COMPANY AND THE INVESTOR HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

10.7 <u>Survival</u>. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Securities.

10.8 <u>Entire Agreement</u>. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

10.9 <u>Amendments; Waivers</u>. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

10.10 <u>Construction</u>. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

10.11 <u>Successors and Assigns</u>. This Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the Company and the Investor and their respective successors and assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the "Investor" and such transferee is an accredited investor.

10.12 <u>No Third-Party Beneficiaries</u>. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

10.13 <u>Further Assurances</u>. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.14 <u>Counterparts</u>. This Agreement may be executed in two identical counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

10.15 <u>Specific Performance</u>. The Company acknowledges that monetary damages alone would not be adequate compensation to the Investor for a breach by the Company of this Agreement and the Investor may seek an injunction or an order for specific performance from a court of competent jurisdiction if (a) the Company fails to comply or threatens not to comply with this Agreement or (b) the Investor has reason to believe that the Company will not comply with this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first set forth above.

COMPANY: INVESTOR:

STARDUST POWER INC.   LIND GLOBAL ASSET MANAGEMENT XIII LLC

By: */s/ Roshan Pujari*   By: */s/ Jeff Easton*
Name: Roshan Pujari   Name: Jeff Easton
Title: Chief Executive Officer   Title: Authorized Signatory

APPENDIX B

FORM OF SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

STARDUST POWER INC.

Senior Secured Convertible Promissory Note
due December 23, 2027

Note No. 1 $4,800,000.00
Dated: December 23, 2025 (the "Issuance Date")

For value received, Stardust Power Inc., a Delaware corporation (the "Maker" or the "Company"), hereby promises to pay to the order of Lind Global Asset Management XIII LLC, a Delaware limited liability company (together with its successors and representatives, the "Holder"), in accordance with the terms hereinafter provided, the principal amount of FOUR MILLION EIGHT HUNDRED THOUSAND ($4, 800,000) (the "Principal Amount").

All payments under or pursuant to this Senior Secured Convertible Promissory Note (this "Note") shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder set forth in the Purchase Agreement (as hereinafter defined) or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder's account, instructions for which are attached hereto as Exhibit A. The outstanding principal balance of this Note shall be due and payable on December 23, 2027 (the "Maturity Date") or at such earlier time as provided herein; provided, that the Holder, in its sole discretion, may extend the Maturity Date to any date after the original Maturity Date. In the event that the Maturity Date shall fall on Saturday or Sunday, such Maturity Date shall be the next succeeding Business Day. All calculations made pursuant to this Note shall be rounded down to three decimal places.

ARTICLE 1

1.1 Purchase Agreement. This Note has been executed and delivered pursuant to the Securities Purchase Agreement, dated as of December 23, 2025 (as the same may be amended from time to time, the "Purchase Agreement"), by and between the Maker and the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

1.2 Interest; Default Interest.

1.2.1 Other than as set forth in Section 1.2.2 herein, this Note shall not bear interest.

1.2.2 If any amount payable by the Company under any Transaction Document is not paid when due, such amount shall thereafter bear interest at the Past Due Rate (as hereinafter defined) to the fullest extent permitted by applicable law. In addition, following any Event of Default, any Outstanding Principal Balance shall bear interest at the Past Due Rate. In either case, accrued and past due amounts (including interest on past due interest) shall be due and payable on demand, at a rate per annum equal ten percent (10%) compounded annually and computed on the basis of a 360-day year (the "Past Due Rate"), provided that, in no event shall the rate of interest hereunder exceed the maximum rate permitted by applicable law.

1.3 Principal Installment Payments. Commencing on the date that is one-hundred (120) days from the Issuance Date and each one (1) month anniversary thereof (each, a "Payment Date"), the Maker shall pay to the Holder the Outstanding Principal Amount hereunder in twenty (20) consecutive monthly installments, an amount equal to Two Hundred Four Thousand

and Zero/100 Dollars ($240,000.00) (each, a "Monthly Payment"), until the Outstanding Principal Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, repayment, conversion or redemption of this Note in accordance with the terms herein. The Monthly Payments shall, at the Maker's option, be made in (i) cash, (ii) Repayment Shares, or (iii) a combination of cash and Repayment Shares; provided that the number of Repayment Shares shall be determined by dividing the Principal Amount being paid in shares of Common Stock by the Repayment Share Price; and provided, further, that no portion of the Principal Amount may be paid in Repayment Shares unless such Repayment Shares (A) may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the 1933 Act and the registration statement is in effect and lawfully usable to effect immediate sales of such Repayment Shares. The Company must provide advance written notice to the Holder of whether it will elect to pay a Monthly Payment in cash, Repayment Shares or a combination thereof as follows: (i) with respect to the first Monthly Payment, at least ten (10) Business Days before the Payment Date, and (ii) with respect to each Monthly Payment thereafter, within five (5) Business Days of the prior Payment Date; provided, however, that if no such notice is provided within the timeframes set forth above, such Monthly Payments shall be made in Repayment Shares. Any Monthly Payment made in cash shall also include an additional payment in cash of four percent (4%) which shall be in addition to any other amounts owing under this Note and which shall not be applied towards the Outstanding Principal Amount. Notwithstanding the foregoing, the Holder may elect with respect to no more than two of the Monthly Payments to increase the amount of such Monthly Payments to an amount equal to up to Five Hundred Thousand dollars ($500,000.00) or a greater amount if consented to by the Company; provided that in respect of any such increased Monthly Payment the Company elect to pay in cash up to 50% of the difference between the amount of the regularly scheduled Monthly Payment and the amount of the increased Monthly Payment. In respect of any particular Monthly Payment elected to be increased by the Holder, the Holder may provide one or more notices to the Maker of its election to increase such Monthly Payment at any time prior to the applicable Payment Date; provided that such notices shall be provided to the Company prior to the next succeeding Payment Date and that the amounts of the increases elected in such notices shall not cause the amount of such Monthly Payment to exceed in the aggregate $500,000.00 unless the Company shall have consented to a higher amount. Following any such increased Monthly Payment or conversion under this Note, the amount of such increase or conversion shall be deducted from the amount of the last Monthly Payment owing hereunder until such Monthly Payment is reduced to zero and each Monthly Payment immediately preceding such Monthly Payment in reverse chronological order until such preceding Monthly Payment is also reduced to zero.

1.4 <u>Prepayment.</u> The Maker may repay all, but not less than all, of then the Prepayment Amount on any date following the Prepayment Right Date; provided that the Maker shall have given no less than ten (10) Business Days written notice to the Holder of such intended prepayment (the "<u>Prepayment Notice</u>"). If the Maker elects to prepay this Note pursuant to this <u>Section 1.4</u>, the Holder shall have the right (a "<u>Prepayment Conversion Notice</u>") within five (5) Business Days of the Holder's receipt of a Prepayment Notice, to convert up to one third (1/3) of the amounts owing under this Note (the "<u>Maximum Amount</u>") at the lesser of the Repayment Share Price or the Conversion Price (each as defined below), in accordance with the provisions of Article 3, specifying the Principal Amount (up to the Maximum Amount) that the Holder will convert. Upon delivery of a Prepayment Notice, the Maker irrevocably and unconditionally agrees to, within five (5) Business Days of receiving a Prepayment Conversion Notice, and if no Prepayment Conversion Notice is received, within ten (10) Business Days of delivery of a Prepayment Notice: (i) repay the amount of the Prepayment Amount (as defined in the Purchase Agreement) <u>minus</u> the amounts to be converted set forth in the Prepayment Conversion Notice and (ii) issue the applicable Conversion Shares to the Holder in accordance with Article 3, as applicable. The foregoing notwithstanding, the Maker may not deliver a Prepayment Notice with respect to any amounts that are subject to a Conversion Notice delivered by the Holder in accordance with Article 3.

1.5 <u>Delisting from a Trading Market</u>. If at any time the Common Stock ceases to be listed on a Trading Market, (i) the Holder may deliver a demand for payment to the Company and, if such a demand is delivered, the Company shall, within ten (10) Business Days following receipt of the demand for payment from the Holder, pay all of the Outstanding Principal Amount and any other amounts owing under this Note and the other Transaction Documents or (ii) the Holder may, at its election, at any time following the Issuance Date, upon notice to the Company in accordance with <u>Section 5.1</u>, convert all or a portion of the Outstanding Principal Amount plus any other amounts owing under this Note and the other Transaction Documents and the Conversion Price shall be adjusted to the lower of (A) the then-current Conversion Price and (B) eighty percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery by the Holder of its notice of conversion pursuant to this <u>Section 1.5</u>.

1.6 <u>Payment on Non-Business Days</u>. Whenever any payment to be made shall be due on a day which is not a Business Day, such payment may be due on the next succeeding Business Day.

1.7 <u>Transfer</u>. This Note may be transferred or sold, subject to the provisions of <u>Section 5.8</u> of this Note, or pledged, hypothecated or otherwise granted as security by the Holder.

1.8 <u>Replacement</u>. Upon receipt of a duly executed and notarized written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

1.9 <u>Use of Proceeds</u>. The Maker shall use the proceeds of this Note as set forth in the Purchase Agreement.

1.10 <u>Status of Note</u>. The obligations of the Maker under this Note shall be senior to all other existing Indebtedness and equity of the Company other than Permitted Indebtedness and Permitted Senior Indebtedness secured by Permitted Liens that may be issued after the date hereof.

ARTICLE 2

2.1 <u>Events of Default</u>. An "<u>Event of Default</u>" under this Note shall mean the occurrence of any of the events defined in the Purchase Agreement, and any of the additional events described below:

(a) any default in the payment of (i) the Principal Amount or any accrued and unpaid interest hereunder when due, or any principal or interest owing under any other Note; or (ii) liquidated damages in respect of this Note or any other Note as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise);

(b) the Maker shall fail to observe or perform any other covenant, condition or agreement contained in this Note or any Transaction Document;

(c) the Maker's notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in <u>Section 3.6(a)</u> hereof) or its intention not to comply with proper requests for conversion of this Note into shares of Common Stock;

(d) the Maker shall fail to (i) timely deliver the shares of Common Stock as and when required in <u>Section 3.2</u>; or (ii) make the payment of any fees and/or liquidated damages under any Note, the Purchase Agreement or the other Transaction Documents;

(e) default shall be made in the performance or observance of any material covenant, condition or agreement contained in the Purchase Agreement or any other Transaction Document that is not covered by any other provisions of this <u>Section 2.1</u>;

(f) at any time the Maker shall fail to have the Required Minimum of shares of Common Stock authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Note;

(g) any representation or warranty made by the Maker or any of its Subsidiaries herein or in the Purchase Agreement, any Note or any other Transaction Document shall prove to have been false or incorrect or breached in a material respect on the date as of which made;

(h) unless otherwise approved in writing in advance by the Holder, the Maker shall, or shall announce an intention to pursue or consummate a Change of Control, or a Change of Control shall be consummated, or the Maker shall negotiate, propose or enter into any agreement, understanding or arrangement with respect to any Change of Control;

(i) except in regard to any Indebtedness as set forth on Schedule 3.17 to the Purchaser Agreement as of the Issuance Date, the Maker or any of its Subsidiaries shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on any Indebtedness (other than the Indebtedness hereunder), the aggregate principal amount of which Indebtedness is in excess of $500,000 or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(j) the Maker or any of its Subsidiaries shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefit of its creditors; (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally; (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;

(k) a proceeding or case shall be commenced in respect of the Maker or any of its Subsidiaries, without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or any of its Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of forty-five (45) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or any of its Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker or any of its Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of forty-five (45) days;

(l) one or more final judgments or orders for the payment of money aggregating in excess of $500,000(or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and its Subsidiaries, except in connection with any current Proceedings as set forth on Schedule 3.6 of the Purchase Agreement as of the Issuance Date;

(m) the failure of the Maker to instruct the Transfer Agent to remove any legends from shares of Common Stock and issue such unlegended certificates to the Holder within three (3) Trading Days of the Holder's request so long as the Holder has provided reasonable assurances to the Maker that such shares of Common Stock can be sold pursuant to Rule 144 or any other applicable exemption;

(n) the Maker's shares of Common Stock are no longer publicly traded or cease to be listed on the Trading Market or, after the six month anniversary of the Issuance Date, any Investor Shares may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, unless such Investor Shares have been registered for resale under the 1933 Act and may be sold without restriction;

(o) the Maker proposes to or does consummate a "going private" transaction as a result of which the Common Stock will no longer be registered under Sections 12(b) or 12(g) of the 1934 Act;

(p) there shall be any SEC or judicial stop trade order or trading suspension stop-order or any restriction in place with the Transfer Agent restricting the trading of such Common Stock;

(q) the Depository Trust Company places any restrictions on transactions in the Common Stock or the Common Stock is no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program;

(r) the Maker challenges the enforceability of any provision of any Note or any other Transaction Document;

(s) the Company's Market Capitalization is below $15,000,000 for ten (10) consecutive Days; or

(t) the occurrence of a Material Adverse Effect in respect of the Maker, or the Maker and its Subsidiaries taken as a whole.

(u) For the avoidance of doubt, any default pursuant to clause (i) above shall not be subject to any cure periods pursuant to the instrument governing such Indebtedness or this Note.

2.2 <u>Remedies Upon an Event of Default</u>.

(a) Upon the occurrence of any Event of Default, subject to any applicable time period or cure period as set forth herein, the Maker shall be obligated to pay to the Holder the Mandatory Default Amount, which Mandatory Default Amount shall be earned by the Holder on the date the Event of Default giving rise thereto occurs and shall be due and payable on the earlier to occur of the Maturity Date, upon conversion, redemption or prepayment of this Note or the date on which all amounts owing hereunder have been accelerated in accordance with the terms hereof.

(b) Upon the occurrence of any Event of Default, the Maker shall, as promptly as possible but in any event within one (1) Business Day of such Event of Default, notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of <u>Section 2.1</u> hereof under which such Event of Default has occurred.

(c) Upon the occurrence and during the continuance of an Event of Default, the Holder may at any time at its option (1) declare the Mandatory Default Amount due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker and (2) exercise all other rights and remedies available to it under the Transaction Documents; provided, however, that (x) upon the occurrence of an Event of Default described above, the Holder, in its sole and absolute discretion (without the obligation to provide notice of such Event of Default), may: (a) from time-to-time demand that all or a portion of the Outstanding Principal Amount be converted into shares of Common Stock at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the Holder's rights, powers, privileges, remedies and interests under this Note, the Purchase Agreement, the other Transaction Documents or applicable law and (y) upon the occurrence of an Event of Default described in <u>Section 2.1(k)</u> or <u>Section 2.1(k)</u> above, the Mandatory Default Amount shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Maker.

(d) No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder.

(e) No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

**ARTICLE 3**

3.1 <u>Conversion</u>.

(a) <u>Conversion</u>. At any time following the Issuance Date, this Note shall be convertible (in whole or in part), at the option of the Holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (x) that portion of the Outstanding Principal Amount and any other amounts owing hereunder or under the other Transaction Documents that the Holder elects to convert (the "<u>Conversion Amount</u>") by (y) the Conversion Price then in effect on the date on which the Holder delivers a notice of conversion, in substantially the form attached hereto as <u>Exhibit B</u> (the "<u>Conversion Notice</u>"), in accordance with the instructions set forth in <u>Section 5.1</u> to the Maker. The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of the date of such conversion (each, a "<u>Conversion Date</u>"). Any amounts of the Outstanding Principal Amount converted pursuant to this Section 3.1(a) shall be credited to last Monthly Payment owing hereunder until such Monthly Payment is reduced to zero and each Monthly Payment immediately preceding such Monthly Payment in reverse chronological order until such preceding Monthly Payment is also reduced to zero as provided in Section 1.3.

(b) <u>Conversion Price</u>. The "<u>Conversion Price</u>" means, $5.837, and shall be subject to adjustment as provided herein; provided that no conversion under this Section 3.1 shall be effected at a price per share below the Floor Price.

3.2 <u>Delivery of Conversion Shares</u>. As soon as practicable after the occurrence of any event requiring the issuance of Common Stock issuable upon conversion of this Note ("<u>Conversion Shares</u>"), and in any event within two (2) Business Days thereafter (such date, the "<u>Share Delivery Date</u>"), the Maker shall, at its expense, cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of fully paid and nonassessable shares of Common Stock to which the Holder shall be entitled, in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends, except for any such legends as may be required under the Securities Act. In lieu of delivering physical certificates for the shares of Common Stock issuable upon the occurrence of any event requiring the issuance of Conversion Shares in accordance with this Note, provided the Transfer Agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program or a similar program, including the Transfer Agent's direct registration system, upon request of the Holder, the Company shall cause the Transfer Agent to electronically transmit such Conversion Shares so issuable to the Holder (or its designee), by crediting the account of the Holder's (or such designee's) broker with DTC through its Deposit and Withdrawal At Custodian ("DWAC") system (provided that the same time periods herein as for stock certificates shall apply) or through the Transfer Agent's direct registration system, as instructed by the Holder (or its designee); provided, that such issuance shall only be made through DTC's DWAC system if such Conversion Shares will be issued free of restrictive legends.

3.3 <u>Ownership Cap</u>. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive shares representing Equity Interests upon conversion of this Note to the extent (but only to the extent) that such exercise or receipt would cause the Holder Group (as defined below) to become, directly or indirectly, a "<u>beneficial owner</u>" (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage (as defined in the Purchase Agreement) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the conversion of this Note prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following conversion of this Note is not made, in whole or in part, as a result of this limitation, the Company's obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this <u>Section 3.3</u> apply, the determination of whether this Note is convertible and of which portion of this Note is convertible shall be the sole responsibility and in the sole determination of the Holder, and the submission of a notice of conversion shall be deemed to constitute the Holder's determination that the issuance of the full number of Conversion Shares requested in the notice of conversion is permitted hereunder, and the Company shall not have any obligation to verify or confirm the accuracy of such determination. For purposes of this <u>Section 3.2</u>, (i) the term "<u>Maximum Percentage</u>" shall mean 4.99%; provided, that if at any time after the date hereof the Holder Group beneficially owns in excess of 4.99% of any class of Equity Interests in the Company that is registered under the 1934 Act or exempt from the registration and qualification requirements under the 1933 Act, then the Maximum Percentage shall automatically increase to 9.99% so long as the Holder Group owns in excess of 4.99% of such class of Equity Interests (and shall, for the avoidance of doubt, automatically decrease to 4.99% upon the Holder Group ceasing to own in excess of 4.99% of such class of Equity Interests); and (ii) the term "<u>Holder Group</u>" shall mean the Holder plus any other Person with which the Holder is considered to be part of a group under Section 13 of the 1934 Act or with which the Holder otherwise files reports under Sections 13 and/or 16 of the 1934 Act. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or the Transfer Agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Business Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this <u>Section 3.3</u> shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained. Notwithstanding anything to the contrary contained in this Note or the other Transaction Documents, the Holder and the Company agree that the total cumulative number of shares of Common issued to Holder hereunder together with all other Transaction Documents may not exceed the requirements of rule Nasdaq Listing Rule 5635(d) ("Nasdaq 19.99% Cap"), except that such limitation will not apply following Shareholder Approval or if the Common Stock is no longer listed on the Trading Market. If the Company is unable to obtain Shareholder Approval to issue shares of Common Stock to the Holder in excess of the Nasdaq 19.99% Cap on or prior to the first anniversary of the Issuance Date, any remaining outstanding balance of this Note must be repaid in cash at the request of the Holder in accordance with the terms hereof.

3.4 <u>Adjustment of Conversion Price</u>.

(a) Until the Note has been paid in full or converted in full, the Conversion Price shall be subject to adjustment from time to time as follows (but shall not be increased, other than pursuant to <u>Section 3.4(a)(i)</u> hereof):

(i) <u>Adjustments for Stock Splits and Combinations</u>. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) effect a split or other subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. Any adjustments under this <u>Section 3.4(a)(i)</u> shall be effective at the close of business on the date the stock split or combination occurs.

(ii) <u>Adjustments for Certain Dividends and Distributions</u>. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of shares of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(iii) <u>Adjustment for Other Dividends and Distributions</u>. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of shares of Common Stock entitled to receive a dividend or other distribution payable in other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder of this Note shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Maker or other issuer (as applicable) or cash or other property that it would have received had this Note been converted into shares of Common Stock in full (without regard to any conversion limitations herein) on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) or assets, giving application to all adjustments called for during such period under this <u>Section 3.4(a)(iii)</u> with respect to the rights of the holders of this Note; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(iv) <u>Adjustments for Reclassification, Exchange or Substitution</u>. If the Common Stock at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) shall be changed to the same or different number of shares or other securities of any class or classes of stock or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in <u>Sections 3.4(a)(i), (ii) and (iii)</u> hereof, or a reorganization, merger, consolidation, or sale of assets provided for in <u>Section 3.4(a)(vii)</u> hereof), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares of stock or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v) <u>Adjustments for Issuance of Additional Shares of Common Stock.</u> In the event the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) issue or sell any additional shares of Common Stock ("<u>Additional Shares of Common Stock</u>"), other than (A) as provided in this Note (including the foregoing subsections (i) through (iv) of this <u>Section 3.4(a)</u>), pursuant to any Equity Plan (including pursuant to shares of Common Stock Equivalents granted or issued under any Equity Plan), (B) pursuant to Common Stock Equivalents (as defined below) granted or issued prior to the Closing Date, (C) Exempted Securities, or (D) pursuant to the terms of this Note, in any case, at an effective price per share that is less than the Conversion Price then in effect or without consideration, then the Conversion Price upon each such issuance shall be reduced to a price equal to 125% of the consideration per share paid for such Additional Shares of Common Stock. For purposes of clarification, the amount of consideration received for such Additional Shares of Common Stock shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Shares of Common Stock (i.e., warrants, rights of first refusal or other similar rights).

(vi) <u>Issuance, Amendment or Adjustment of Common Stock Equivalents</u>. Except for Exempted Securities, if (x) the Maker, at any time after the Closing Date (but whether before or after the Issuance Date), shall issue any securities convertible into or exercisable or exchangeable for, directly or indirectly, shares of Common Stock ("<u>Convertible Securities</u>"), or any rights or warrants or options to purchase any such shares of Common Stock or Convertible Securities, other than shares of Common Stock Equivalents granted or issued under any Equity Plan (collectively with the Convertible Securities, the "<u>Common Stock Equivalents</u>") and the price per share for which shares of Common Stock may be issuable pursuant to any such Common Stock Equivalent shall be less than the applicable Conversion Price then in effect, or (y) the price per share for which shares of Common Stock may be issuable under any Common Stock Equivalents is amended or adjusted, pursuant to the terms of such Common Stock Equivalents or otherwise, and such price as so amended or adjusted shall be less than the applicable Conversion Price in effect at the time of such amendment or adjustment, then, in each such case (x) or (y), the applicable Conversion Price upon each such issuance or amendment or adjustment shall be adjusted as provided in subsection (vi) of this <u>Section 3.4(a)</u> as if the maximum number of shares of Common Stock issuable upon conversion, exercise or exchange of such Common Stock Equivalents had been issued on the date of such issuance or amendment or adjustment.

(vii) <u>Consideration for Stock</u>. In case any shares of Common Stock or any Common Stock Equivalents shall be issued or sold:

(1) in connection with any merger or consolidation in which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker and approved by the Holder, of such portion of the assets and business of the nonsurviving corporation as such Board of Directors may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or warrants or options, as the case may be; or

(viii) in the event of any consolidation or merger of the Maker in which the Maker is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Maker shall be changed into or exchanged for the stock or other securities of another corporation or other property, or in the event of any sale of all or substantially all of the assets of the Maker for stock or other securities or other property of any corporation, the Maker shall be deemed to have issued shares of Common Stock, at a price per share equal to the valuation of the Maker's Common Stock based on the actual exchange ratio on which the transaction was predicated, as applicable, and the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of shares of Common Stock issuable upon conversion of the Note, the determination of the applicable Conversion Price or the number of shares of Common Stock issuable upon conversion of the Note immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon conversion of the Note. In the event shares of Common Stock are issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this <u>Section 3.4(a)(vii)</u> shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker, and approved by the Holder.

(ix) Record Date. In case the Maker shall take record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase shares of Common Stock or Convertible Securities, then the date of the issue or sale of the shares of Common Stock shall be deemed to be such record date.

(b) No Impairment. The Maker shall not, by amendment of its Certificate of Incorporation and Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. In the event the Holder shall elect to convert this Note as provided herein, the Maker cannot refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, violation of an agreement to which the Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of this Note shall have issued and the Maker posts a surety bond for the benefit of the Holder in an amount equal to one hundred fifty percent (150%) of the Principal Amount of the Note the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder (as liquidated damages) in the event it obtains judgment.

(c) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of shares of Common Stock issuable upon conversion of this Note pursuant to this Section 3.4, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.

(d) Issue Taxes. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

(e) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal such fractional shares multiplied by the Conversion Price then in effect.

(f) Reservation of Shares of Common Stock. The Maker shall at all times while this Note shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, the Required Minimum of such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Note (disregarding for this purpose any and all limitations of any kind on such conversion). The Maker shall, from time to time, use all commercially reasonable efforts to increase the authorized number of shares of Common Stock or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker's obligations under this Section 3.4(f).

(g) Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of this Note require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

(h) Effect of Events Prior to the Issuance Date. If the Issuance Date of this Note is after the Closing Date, then, if the Conversion Price or any other right of the Holder of this Note would have been adjusted or modified by operation of any provision of this Note had this Note been issued on the Closing Date, such adjustment or modification shall be deemed to apply to this Note as of the Issuance Date as if this Note had been issued on the Closing Date.

3.5 Prepayment Following a Change of Control.

(a) Mechanics of Prepayment at Option of Holder in Connection with a Change of Control. No sooner than fifteen (15) days prior to entry into an agreement for a Change of Control nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Maker shall deliver written notice ("Notice of Change of Control") to the Holder. At any time after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten (10) days prior to a Change of Control, at any time within ten (10) days prior to a Change of Control), the Holder may require the Maker to prepay, effective immediately prior to the consummation of such Change of Control, an amount equal to the Outstanding Principal Amount plus five percent (5%) of the Outstanding Principal Amount plus any other amounts owing under this Note (the "COC Repayment Price"), by delivering written notice thereof ("Notice of Prepayment at Option of Holder Upon Change of Control") to the Maker.

(b) Payment of COC Repayment Price. Upon the Maker's receipt of a Notice(s) of Prepayment at Option of Holder Upon Change of Control from the Holder, the Maker shall deliver the COC Repayment Price to the Holder immediately prior to the consummation of the Change of Control; provided that the Holder's original Note shall have been so delivered to the Maker.

3.6 Inability to Fully Convert.

(a) Holder's Option if Maker Cannot Fully Convert. If, upon the Maker's receipt of a Conversion Notice or as otherwise required under this Note, including with respect to repayment of principal in shares of Common Stock as permitted under this Note, the Maker cannot issue shares of Common Stock for any reason, including, without limitation, because the Maker (x) does not have a sufficient number of shares of Common Stock authorized and available or (y) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the shares of Common Stock which are to be issued to the Holder pursuant to this Note, then the Maker shall issue as many shares of Common Stock as it is able to issue and, with respect to the unconverted portion of this Note or with respect to any shares of Common Stock not timely issued in accordance with this Note, the Holder, solely at Holder's option, can elect to:

(i) require the Maker to prepay that portion of this Note for which the Maker is unable to issue shares of Common Stock or for which shares of Common Stock were not timely issued (the "Mandatory Prepayment") at a price equal to the number of shares of Common Stock that the Maker is unable to issue multiplied by the lesser of the Conversion Price and the Repayment Share Price (the "Mandatory Prepayment Price");

(ii) void its Conversion Notice and retain or have returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder's voiding its Conversion Notice shall not affect the Maker's obligations to make any payments which have accrued prior to the date of such notice); or

(iii) defer issuance of the applicable Conversion Shares until such time as the Maker can legally issue such shares; provided, that the Principal Amount underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares; provided, further, that if the Holder elects to defer the issuance of the Conversion Shares, it may exercise its rights under either clause (i) or (ii) above at any time prior to the issuance of the Conversion Shares upon two (2) Business Days' notice to the Maker.

(b) Mechanics of Fulfilling Holder's Election. The Maker shall immediately send to the Holder, upon receipt of a Conversion Notice from the Holder, which cannot be fully satisfied as described in Section 3.6(a) above, a notice of the Maker's inability to fully satisfy the Conversion Notice (the "Inability to Fully Convert Notice"). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy the Holder's Conversion Notice; and (ii) the amount of this Note which cannot be converted. The Holder shall notify the Maker of its election pursuant to Section 3.6(a) above by delivering written notice to the Maker ("Notice in Response to Inability to Convert").

(c) Payment of Mandatory Prepayment Price. If the Holder shall elect to have its Note prepaid pursuant to Section 3.6(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within seven (7) Business Days of the Maker's receipt of the Holder's Notice in Response to Inability to Convert; provided that prior to the Maker's receipt of the Holder's Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on the date that is one (1) Business Day following the Maker's receipt of the Holder's Notice in Response to Inability to Convert, in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid and (ii) receive back such Note.

(d) <u>No Rights as Stockholder</u>. Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Maker or of any other matter, or any other rights as a stockholder of the Maker.

3.7 <u>Compensation for Buy-In on Failure to Timely Deliver Conversion Shares</u>. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder Conversion Shares or any other shares pursuant to a conversion on or before the Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, Common Stock to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a "<u>Buy-In</u>"), then the Company shall (a) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Conversion Shares that the Company was required to deliver to the Holder in connection with the conversion at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (b) at the option of the Holder, either reinstate the portion of the Note and equivalent number of Conversion Shares for which such conversion was not honored (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (a) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver shares of Common Stock upon conversion of the Note as required pursuant to the terms hereof.

ARTICLE 4

4.1 <u>Covenants</u>. For so long as any Note is outstanding, without the prior written consent of the Holder:

(a) <u>Compliance with Transaction Documents</u>. The Maker shall, and shall cause its Subsidiaries to, comply with its obligations under this Note and the other Transaction Documents.

(b) <u>Payment of Taxes, Etc</u>. The Maker shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Maker and the Subsidiaries, except for such failures to pay that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Maker or such Subsidiaries shall have set aside on its books reserves with respect thereto in accordance with generally accepted accounting principles, and provided, further, that the Maker and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

(c) <u>Corporate Existence</u>. The Maker shall, and shall cause each of its Subsidiaries to, maintain in full force and effect its corporate existence, rights and franchises (other than the existence, rights and franchises of the Subsidiaries of the Maker that the board of directors of the Maker determine are no longer necessary or useful to the operation of the Maker's business) and all licenses and other rights to use property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

(d) <u>Investment Company Act</u>. The Maker shall conduct its businesses in a manner so that it will not become subject to, or required to be registered under, the Investment Company Act of 1940, as amended.

(e) <u>Prohibited Transactions; Equity and Indebtedness Issuances</u>. For the avoidance of doubt, in addition to complying with its obligations under this Note and the other transaction documents, neither the Company nor any Subsidiary shall enter into any Prohibited Transactions or issue equity or indebtedness in violation of Section 5.9 of the Purchase Agreement.

(f) <u>Repayment of This Note</u>. If the Company issues indebtedness, including but not limited to, any subordinated indebtedness, indebtedness convertible into shares of Common Stock or preferred stock, which by its terms may be redeemed by the Company, for aggregate proceeds of more than two million five hundred thousand dollars ($2,500,000), other than Permitted Indebtedness, including, for the avoidance of doubt, Permitted Senior Indebtedness, in one or more transactions, unless otherwise waived in writing by and at the discretion of the Holder, the Company will direct the proceeds from such transactions or transaction to repay amounts due and owing under this Note.

4.2 <u>Set-Off</u>. This Note shall be subject to the set-off provisions set forth in the Purchase Agreement.

ARTICLE 5

5.1 <u>Notices</u>. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth in the Purchase Agreement.

5.2 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

5.3 <u>Headings</u>. The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Note shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Note.

5.4 <u>Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief</u>. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach would be inadequate. Therefore, the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

5.5 <u>Enforcement Expenses</u>. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, attorneys' fees and expenses.

5.6 <u>Binding Effect</u>. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms herein.

5.7 <u>Amendments; Waivers</u>. No provision of this Note may be waived or amended except in a written instrument signed by the Company and the Holder. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.8 <u>Compliance with Securities Laws</u>. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note in violation of securities laws. This Note and any Note issued in substitution or replacement therefor shall be stamped or imprinted with a legend in substantially the following form:

"THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY."

5.9 <u>Jurisdiction; Venue</u>. Any action, proceeding or claim arising out of, or relating in any way to this Note shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Holder irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys' fees and out-of-pocket expenses relating to such action or proceeding.

5.10 <u>Parties in Interest</u>. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

5.11 <u>Failure or Indulgence Not Waiver</u>. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

5.12 <u>Maker Waivers</u>. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.

(a) No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

(b) THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

5.13 <u>Definitions</u>. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:

(a) "<u>Adjusted Floor Price</u>" means, as determined on each six month anniversary of the Initial Issuance Date (each, an "<u>Adjustment Date</u>"), the lower of (i) the Floor Price then in effect and (ii) 20% of the lower of (x) the Closing Sale Price of the Common Stock as of the Trading Day ended immediately prior to such applicable Adjustment Date and (y) the quotient of (I) the sum of each Closing Sale Price of the Common Stock on each Trading Day of the five (5) Trading Day period ended on, and including, the Trading Day ended immediately prior to such applicable Adjustment Date, divided by (II) five (5). All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

(b) "Common Stock Equivalents" means any rights or warrants or options to purchase any shares of Common Stock or Convertible Securities, other than rights or warrants or options to purchase any shares of Common Stock or Convertible Securities granted or issued under any Equity Plan.

(c) "Convertible Securities" means any securities convertible into or exercisable or exchangeable for, directly or indirectly, shares of Common Stock.

(d) "Exempted Securities" means "Exempted Securities" means (a) Common Stock or Preferred Stock or rights, warrants or options to purchase Common Stock issued to employees, officers or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by the Board of Directors (b) securities issued upon the exercise or exchange of or conversion of any Securities issued hereunder, other securities exercisable or exchangeable for or convertible into Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company; provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Common Stock issued pursuant to the ATM Agreement, and (e) Common Stock or issuable in respect of any equity line of credit, stand-by equity distribution agreements or similar transaction with the Investor or any affiliate thereof.

(e) "Floor Price" means $0.653 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events), or, subject to the rules and regulations of the Principal Market, such lower price as the Maker and the Holder may agree, from time to time; provided, that if on an Adjustment Date the Floor Price then in effect is higher than the Adjusted Floor Price with respect to such Adjustment Date, on such Adjustment Date the Floor Price shall automatically lower to such applicable Adjusted Floor Price.

(f) "Indebtedness" means: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all capital lease obligations that exceed $500,000 in the aggregate in any fiscal year; (d) all obligations or liabilities secured by a lien or encumbrance on any asset of the Maker, irrespective of whether such obligation or liability is assumed; (e) all synthetic leases; (f) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person; (h) trade debt; and (i) endorsements for collection or deposit.

(g) "Initial Issuance Date" means the first date upon which a Note is issued.

(h) "Mandatory Default Amount" means an amount equal to one hundred ten percent (110%) of the Outstanding Principal Amount of this Note on the date on which the first Event of Default has occurred hereunder and any other amounts owing under this Note or the other Transaction Documents; which for the avoidance of doubt is in addition to the Past Due Rate payable in accordance with Section 1.2.2.

(i) "Market Capitalization" means, as of any date of determination, the product of (a) the number of issued and outstanding shares of Common Stock as of such date (exclusive of any shares of Common Stock issuable upon the exercise of options or warrants or conversion of any convertible securities), multiplied by (b) the closing price of the shares of Common Stock on the Trading Market on the date of determination.

(j) "Outstanding Principal Amount" means, at the time of determination, the Principal Amount outstanding after giving effect to any adjustments, conversions or prepayments pursuant to the terms hereof.

(k) "Repayment Shares" means shares of Common Stock issued to the Holder by the Maker as payment for interest and/or the Principal Amount, pursuant to Section 1.3 of this Note.

(l) "Repayment Share Price" means ninety percent (90%) of the average of such five (5) consecutive daily VWAPs as may be selected by the Holder in its sole discretion during the twenty (20) Trading Days prior to the issuance of the Repayment Shares.

(m) "Trading Day" means a day on which the Common Stock is traded on a Trading Market.

(n) "VWAP" means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of one shares of Common Stock trading in the ordinary course of business on the applicable Trading Price for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Common Stock is not then listed on a Trading Market and if the shares of Common Stock are traded in the over-the-counter market, as reported by the OTCQX or OTCQB markets, the volume weighted average price of one shares of Common Stock for such date (or the nearest preceding date) on the OTCQX or OTCQB markets, as reported by Bloomberg Financial L.P.; (c) if the Common Stock is not then listed or quoted on a Trading Market or on the OTCQX or OTCQB markets and if prices for the shares of Common Stock are then reported in the "Pink Sheets" published by the OTC Markets Group (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one shares of Common Stock so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the fair market value of one shares of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed by its duly authorized officer as of the date first above indicated.

STARDUST POWER INC.

By: */s/ Roshan Pujari*

Name: Roshan Pujari

Title: Chief Executive Officer

APPENDIX C

FORM OF WARRANT

THIS WARRANT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF.

This Warrant is issued pursuant to that certain Securities Purchase Agreement dated December 23, 2025, by and between the Company and the Holder (as defined below) (the "Purchase Agreement"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement. Receipt of this Warrant by the Holder shall constitute acceptance and agreement to all of the terms contained herein.

No. 2025-001

STARDUST POWER INC.

COMMON STOCK PURCHASE WARRANT

Stardust Power Inc., a Delaware corporation (together with any corporation which shall succeed to or assume the obligations of Stardust Power Inc. hereunder, the "Company"), hereby certifies that, for value received, Lind Global Asset Management XIII LLC (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time during the Exercise Period (as defined in Section 9) up to Four Hundred Eleven Thousand Two Hundred Forty Five (411,245) fully paid and non-assessable shares of Common Stock (as defined in Section 9), at a purchase price per share equal to the Exercise Price (as defined in Section 9). The number of shares of Common Stock for which this Common Stock Purchase Warrant (this "Warrant") is exercisable and the Exercise Price are subject to adjustment as provided herein.

1. DEFINITIONS. Certain terms are used in this Warrant as specifically defined in Section 9.

2. EXERCISE OF WARRANT.

2.1. Exercise. This Warrant may be exercised prior to its expiration pursuant to Section 2.5 hereof by the Holder at any time or from time to time during the Exercise Period, by submitting the form of subscription attached hereto (the "Exercise Notice") duly executed by the Holder, to the Company at its principal office, indicating whether the Holder is electing to purchase a specified number of shares by paying the Aggregate Exercise Price as provided in Section 2.2 or is electing to exercise this Warrant as to a specified number of shares pursuant to the net exercise provisions of Section 2.3. On or before the first Trading Day following the date on which the Company has received the Exercise Notice, the Company shall transmit by electronic mail an acknowledgement of confirmation of receipt of the Exercise Notice. Subject to Section 2.4, this Warrant shall be deemed exercised for all purposes as of the close of business on the day on which the Holder has delivered the Exercise Notice to the Company. The Aggregate Exercise Price, if any, shall be paid by wire transfer to the Company within five (5) Business Days of the date of exercise and prior to the time the Company issues the certificates evidencing the shares issuable upon such exercise. In the event this Warrant is not exercised in full, the Company may, at its expense, require the Holder, after such partial exercise, to promptly return this Warrant to the Company and the Company will forthwith issue and deliver to or upon the order of the Holder a new Warrant or Warrants of like tenor, in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares (without giving effect to any adjustment therein) for which this Warrant shall have been exercised.

2.2. <u>Payment of Exercise Price by Wire Transfer</u>. If the Holder elects to purchase a specified number of shares by paying the Aggregate Exercise Price, the Holder shall pay such amount by wire transfer of immediately available funds to the account designated by the Company in its acknowledgement of receipt of such Exercise Notice pursuant to <u>Section 2.1</u>.

2.3. <u>Net Exercise</u>. If a registration statement covering the Common Stock that is the subject of the Notice of Exercise (the "<u>Unavailable Warrant Shares</u>") is not available for the resale of such Unavailable Warrant Shares to the public or upon exercise of this Warrant in connection with a Fundamental Transaction, the Holder may elect to exercise this Warrant by receiving Common Stock equal to the number of shares determined pursuant to the following formula:

$$X = \frac{Y(A - B)}{A}$$

where,

X =   the number of shares of Common Stock to be issued to Holder;

Y =   the number of shares of Common Stock as to which this Warrant is to be exercised (as indicated on the Exercise Notice);

A =   VWAP for the Trading Day immediately preceding the date of exercise; and

B =   the Exercise Price.

This Warrant will be exercised pursuant to this <u>Section 2.3</u> automatically and without further action by any Person immediately prior to the time at which it expires in accordance with <u>Section 2.5</u>.

2.4. <u>Antitrust Notification</u>. If the Holder determines, in its sole judgment upon the advice of counsel, that the issuance of any Warrant Shares pursuant to the terms hereof would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "<u>HSR Act</u>"), the Company shall file as soon as practicable after the date on which the Company receives notice from the Holder of the applicability of the HSR Act and a request to so file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required to be filed by it pursuant to the HSR Act in connection with such issuance.

2.5. <u>Termination</u>. This Warrant shall terminate upon the earlier to occur of (i) exercise in full or (ii) the expiration of the Exercise Period.

3. <u>REGISTRATION RIGHTS</u>. The Holder of this Warrant has certain rights to require the Company to register its resale of the Warrant Shares under the Securities Act and any blue sky or securities laws of any jurisdictions within the United States at the time and in the manner specified in the Purchase Agreement.

4. <u>DELIVERY OF STOCK CERTIFICATES ON EXERCISE</u>.

4.1. <u>Delivery of Exercise Shares</u>. As soon as practicable after any exercise of this Warrant and in any event within one (1) Trading Day thereafter (such date, the "<u>Exercise Share Delivery Date</u>"), the Company shall, at its expense (including the payment by it of any applicable issue or stamp taxes), cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of fully paid and non-assessable Common Stock (which number shall be rounded down to the nearest whole share in the event any fractional share may otherwise be issuable upon such exercise and the Company shall pay a cash adjustment to the Holder in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price) to which the Holder shall be entitled on such exercise, in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends (except for any such legends as may be required under the Securities Act). In lieu of delivering physical certificates for the Common Stock issuable upon any exercise of this Warrant, provided the Warrant Shares are not restricted securities and the Company's transfer agent is participating in the Depository Trust Company ("<u>DTC</u>") Fast Automated Securities Transfer program or a similar program, upon request of the Holder, the Company shall cause its transfer agent to electronically transmit such Common Stock issuable upon exercise of this Warrant to the Holder (or its designee), by crediting the account of the Holder's (or such designee's) broker with DTC through its Deposit Withdrawal Agent Commission system (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Holder (or its designee).

4.2. <u>Compensation for Buy-In on Failure to Timely Deliver Exercise Shares</u>. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder Exercise Shares pursuant to an exercise on or before the Exercise Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, Common Stock to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such exercise (a "<u>Buy-In</u>"), then the Company shall (a) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (b) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (a) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

4.3. <u>Charges, Taxes and Expenses</u>. Issuance of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Exercise Shares, all of which taxes and expenses shall be paid by the Company, and such Exercise Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; <u>provided</u>, <u>however</u>, that in the event Exercise Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto (the "<u>Assignment Form</u>") duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

5. <u>CERTAIN ADJUSTMENTS</u>.

5.1. <u>Stock Dividends and Splits</u>. If the Company, at any time while this Warrant is outstanding: (a) pays a stock dividend or otherwise makes a distribution or distributions on Common Stock or any other equity or equity equivalent securities payable in Common Stock (which, for avoidance of doubt, shall not include any Common Stock issued by the Company upon exercise of this Warrant), (b) subdivides (including by way of share split) outstanding Common Stock into a larger number of shares, (c) combines (including by way of reverse stock split) outstanding Common Stock into a smaller number of shares, or (d) issues by reclassification of Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this <u>Section 5.1</u> shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

5.2 <u>Pro Rata Distributions</u>. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "<u>Distribution</u>"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the ownership limitations set forth in <u>Section 10</u> hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Stock is to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the beneficial ownership limitation provided for in <u>Section 10</u>, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the beneficial ownership limitation).

5.3 <u>Fundamental Transaction</u>. If, at any time while this Warrant is outstanding, (i) the Company or any Subsidiary, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock is permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Stock (not including any Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a "<u>Fundamental Transaction</u>"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any ownership limitations set forth in <u>Section 10</u> hereof on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "<u>Alternate Consideration</u>") receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any ownership limitations set forth in <u>Section 10</u> hereof on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock is given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder's option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company's control, including not approved by the Company's Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity, as of the date of consummation of such Fundamental Transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Stock of the Company in connection with the Fundamental Transaction, whether that consideration is in the form of cash, shares or any combination thereof, or whether the holders of Common Stock is given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Stock of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Stock will be deemed to have received Common Stock, as applicable, of the Successor Entity (which entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. "<u>Black Scholes Value</u>" means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the date that is sixty (60) months following the Issuance Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder's request pursuant to this Section 2(e) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the date that is sixty (60) months following the Issuance Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five (5) Business Days of

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the Holder's election and (ii) the date of consummation of the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the "Successor Entity") to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 2(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of share capital or capital stock, as applicable, of such Successor Entity (or its parent entity) equivalent to the Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of share capital or capital stock, as applicable (but taking into account the relative value of the Common Stock pursuant to such Fundamental Transaction and the value of such shares of share capital or capital stock, as applicable, such number of shares of share capital or capital stock, as applicable, and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

5.4 <u>Adjustment to Exercise Price Upon Issuance of Common Stock</u>. In the event the Company shall at any time or from time to time after the Closing Date (but whether before or after the Issue Date) issue or sell any additional Common Stock ("<u>Additional Shares of Common Stock</u>"), other than (A) Exempted Securities or (D) pursuant to the terms of this Warrant or the Notes, in any case, at an effective price per share that is *less* than the Exercise Price then in effect or without consideration, then automatically and without further action by any Person the Exercise Price upon each such issuance shall be reduced to a price equal to the consideration per share paid for such Additional Shares of Common Stock. For purposes of clarification, the amount of consideration received for such Additional Shares of Common Stock shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Shares of Common Stock (i.e., warrants, rights of first refusal or other similar rights).

5.5 <u>Calculations</u>. All calculations under this <u>Section 5</u> shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this <u>Section 5</u>, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding at the close of the Trading Day on or, if not applicable, most recently preceding, such given date.

5.6 <u>Notice to Holder</u>.

(a) <u>Adjustment to Exercise Price</u>. Whenever the Exercise Price is adjusted pursuant to any provision of this <u>Section 5</u>, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(b) <u>Notice to Allow Exercise by Holder</u>. If (i) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock; (ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (iii) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (iv) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or (v) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Subject to applicable law, the Holder is entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice. Notwithstanding the foregoing, the delivery of the notice described in this Section 5.6 is not intended to and shall not bestow upon the Holder any voting rights whatsoever with respect to outstanding unexercised Warrants.

6. NO IMPAIRMENT. The Company will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in taking all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any Common Stock receivable on the exercise of this Warrant above the amount payable therefor on such exercise and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of stock on the exercise of this Warrant from time to time outstanding.

7. NOTICES OF RECORD DATE. In the event of:

(a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

(b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or any consolidation or merger of the Company with or into any other Person or any other Change of Control; or

(c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, and in each such event, the Company will mail or cause to be mailed to the Holder a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is anticipated to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up. Such notice shall be mailed at least fifteen (15) days prior to the date specified in such notice on which any such action is to be taken.

8. RESERVATION OF STOCK ISSUABLE ON EXERCISE OF WARRANT; REGULATORY COMPLIANCE.

8.1. Reservation of Stock Issuable on Exercise of Warrant. The Company shall at all times while this Warrant shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the exercise of all or any portion of the Warrant Shares (disregarding for this purpose any and all limitations of any kind on such exercise). The Company shall, from time to time in accordance with the Delaware General Corporation Law, increase the authorized number of shares of Common Stock or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Company's obligations under this Section 8.

8.2. Regulatory Compliance. If any Common Stock to be reserved for the purpose of exercise of the Warrant Shares require registration or listing with or approval of any Governmental Authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon exercise, the Company shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

9. DEFINITIONS. As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

"Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

"Aggregate Exercise Price" means, in connection with the exercise of this Warrant at any time, an amount equal to the product obtained by multiplying (i) the Exercise Price times (ii) the number of shares of Common Stock for which this Warrant is being exercised at such time.

"Business Day" means any day other than a Saturday, Sunday or any other day on which banks are permitted or required to be closed in New York City.

"Change of Control" has the meaning set forth in the Purchase Agreement.

"Common Stock" means (i) the Company's common stock, par value $0.0001 per share, and (ii) any other securities into which or for which any of the securities described in clause (i) above have been converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

"Convertible Securities" means any debt, equity or other securities that are, directly or indirectly, convertible into or exchangeable for Common Stock.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder from time to time in effect.

"Exercise Period" means the period commencing on the date that is six (6) months after the Issue Date ("Exercise Period Commencement") and ending 11:59 P.M. (New York City time) on the date that is sixty (60) months from the Exercise Period Commencement or earlier closing of a Fundamental Transaction (other than a Fundamental Transaction of the type described in clause (d) of the definition thereof resulting in the conversion into or exchange for another security of the Company).

"Exercise Price" means $5.837 per share, as may be adjusted pursuant to the terms hereof.

"Exercise Shares" means the Common Stock for which this Warrant is then being exercised.

"Fair Market Value" means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Issue Date" means December 23, 2025.

"Note" means the senior secured convertible promissory note issued by the Company to the Holder pursuant to the Purchase Agreement.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time in effect.

"Subsidiary" means, as of any time of determination and with respect to any Person, any United States corporation, partnership, limited liability company or limited liability partnership, all of the stock (or other equity interest) of every class of which, except directors' qualifying shares (or any equivalent), shall, at such time, be owned by such Person either directly or through Subsidiaries and of which such Person or a Subsidiary shall have 100% control thereof, except directors' qualifying shares. Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Company.

"Trading Day" means a day on which the Common Stock is traded on a Trading Market.

"Trading Market" means whichever of the New York Stock Exchange, NYSE: Amex Exchange, or the Nasdaq Stock Market (including the Nasdaq Capital Market), on which the Common Stock is listed or quoted for trading on the date in question.

"VWAP" means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of one share of Common Stock trading in the ordinary course of business on the applicable Trading Price for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Common Stock is not then listed on a Trading

Market and if the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, the volume weighted average price of one share of Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, as reported by Bloomberg Financial L.P.; (c) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock is then reported in the "Pink Sheets" published by the Pink OTC Markets Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one share of Common Stock so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the Fair Market Value of one share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company (in each case rounded to four decimal places).

"Warrant Shares" means collectively the Common Stock of the Company issuable upon exercise of the Warrant in accordance with its terms, as such number may be adjusted pursuant to the provisions thereof.

10. LIMITATION ON BENEFICIAL OWNERSHIP. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive Common Stock or other securities (together with Common Stock, "Equity Interests") upon exercise of this Warrant to the extent (but only to the extent) that such exercise or receipt would cause the Holder Group to become, directly or indirectly, a "beneficial owner" (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the Exchange Act which exceeds the Maximum Percentage (as defined in the Purchase Agreement) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the exercise of the Warrant prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the Exchange Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following exercise of this Warrant is not made, in whole or in part, as a result of this limitation, the Company's obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 10 apply, the determination of whether this Warrant is exercisable and of which portion of this Warrant is exercisable shall be the sole responsibility and in the sole determination of the Holder, and the submission of an Exercise Notice shall be deemed to constitute the Holder's determination that the issuance of the full number of Warrant Shares requested in the Exercise Notice is permitted hereunder, and neither the Company nor any Warrant agent shall have any obligation to verify or confirm the accuracy of such determination. For purposes of this Section 10, (i) the term "Maximum Percentage" shall have the definition set forth in the Purchase Agreement; and (ii) the term "Holder Group" shall mean the Holder plus any other Person with which the Holder is considered to be part of a group under Section 13 of the Exchange Act or with which the Holder otherwise files reports under Sections 13 and/or 16 of the Exchange Act. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Trading Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this Section 10 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

11. REGISTRATION AND TRANSFER OF WARRANT.

11.1. Registration of Warrant. The Company shall register and record transfers, exchanges, reissuances and cancellations of this Warrant, upon the records to be maintained by the Company for that purpose, in the name of the record holder hereof from time to time. The Company may deem and treat the registered holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary. The Company shall be entitled to rely, and held harmless in acting or refraining from acting in reliance upon, any notices, instructions or documents it believes in good faith to be from an authorized representative of the Holder.

11.2 Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form of assignment (the "Assignment Notice") attached hereto duly executed by the Holder or its agent or attorney. The Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of the transferred Warrant under the 1933 Act. Upon such surrender, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such Assignment Notice, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. This Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Exercise Shares without having a new Warrant issued.

        11.3. <u>New Warrants</u>. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with <u>Section 11.2</u>, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for this Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Exercise Shares issuable pursuant thereto.

12. <u>LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT</u>. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Exercise Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of this Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

13. <u>REMEDIES</u>. The Company stipulates that the remedies at law of the Holder in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. <u>NO RIGHTS AS A STOCKHOLDER</u>. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Exercise Shares.

15. <u>NOTICES</u>. All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Warrant shall be in writing and shall be deemed delivered (i) on the date of delivery when delivered by hand on a Business Day during normal business hours or, if delivered on a day that is not a Business Day or after normal business hours, then on the next Business Day, (ii) on the date of transmission when sent by facsimile transmission or email during normal business hours on a Business Day with telephone confirmation of receipt or, if transmitted on a day that is not a Business Day or after normal business hours, then on the next Business Day, or (iii) on the second Business Day after the date of dispatch when sent by a reputable courier service that maintains records of receipt. The addresses for notice shall be as set forth in the Purchase Agreement.

16. <u>CONSENT TO AMENDMENTS</u>. Any term of this Warrant may be amended, and the Company may take any action herein prohibited, or compliance therewith may be waived, only if the Company shall have obtained the written consent (and not without such written consent) to such amendment, action or waiver from the Holder. No course of dealing between the Company and the Holder nor any delay in exercising any rights hereunder shall operate as a waiver of any rights of the Holder.

17. <u>MISCELLANEOUS</u>. In case any provision of this Warrant shall be invalid, illegal or unenforceable, or partially invalid, illegal or unenforceable, the provision shall be enforced to the extent, if any, that it may legally be enforced and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If any provision of this Warrant is found to conflict with the Purchase Agreement, the provisions of this Warrant shall prevail. If any provision of this Warrant is found to conflict with the Note, the provisions of the Note shall prevail. THIS WARRANT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer.

Dated as of December 23, 2025


STARDUST POWER INC.


By: _/s/ Roshan Pujari_
Name: Roshan Pujari
Title: Chief Executive Officer

APPENDIX D

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF STARDUST POWER INC.

Stardust Power Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), DOES HEREBY CERTIFY AS FOLLOWS:

1. That the Board of Directors of the Corporation (the "***Board***") has duly adopted resolutions (a) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment (the "***Certificate of Amendment***") to the Certificate of Incorporation of the Corporation, as amended (the "***Certificate of Incorporation***"), setting forth the amendment to the Certificate of Incorporation and (b) declaring the Certificate of Amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 242 of the Delaware General Corporation Law.

2. That pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted and approved in accordance with Section 242 of the Delaware General Corporation Law.

3. That pursuant to this Certificate of Amendment, Article V, Section 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

   "Section 4. Each director shall hold office until the annual meeting at which such director's term expires and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, ~~no~~ directors may be removed from the Board ~~except for cause~~ with or without cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director."

4. That except as amended hereby, the provisions of the Corporation's Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, Stardust Power Inc. has caused this Certificate of Amendment to be duly executed and acknowledged in its name and on its behalf by the following duly authorized officer of the Corporation this ____ day of ____.

STARDUST POWER INC.

By: ____
Name: Roshan Pujari
Title: Chief Executive Officer

STARDUST POWER INC.
AMENDED AND RESTATED 2024 EQUITY INCENTIVE PLAN

1. Purpose of this Plan. The purpose of this Plan is to advance the interests of the Company's shareholders by enhancing the ability of the Company Group to attract, retain, and motivate persons who make (or are expected to make) important contributions to the Company Group by providing such persons with incentive compensation and equity ownership opportunities and thereby better aligning the interests of such persons with those of the Company's shareholders. This Plan permits the grant of Incentive Stock Options, Nonstatutory Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Other Share or Cash Based Awards, and Dividend Equivalents.

2. Definitions. As used herein, the following definitions will apply:

a. "**Administrator**" means the Board or any of its Committees as will be administering this Plan, in accordance with Section 4.

b. "**Applicable Laws**" means any applicable law, including the requirements relating to the administration of equity-based awards under corporate, securities, tax, and employment laws, and any share exchange or quotation system on which the Shares are listed or quoted.

c. "**Award**" means, individually or collectively, a grant under this Plan of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, an Other Share or Cash Based Award, or a Dividend Equivalent award.

d. "**Award Agreement**" means the written or electronic agreement, terms and conditions, contract, or other instrument or document setting forth the terms and provisions applicable to each Award granted under this Plan. The Award Agreement is subject to the terms and conditions of this Plan.

e. "**Board**" means the Board of Directors of the Company.

f. "**Cause**" has the meaning given to such term in any written agreement between the Participant and any member of the Company Group defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following actions or events by such Participant: (i) the Participant's commission of any felony or any crime involving fraud, dishonesty, or moral turpitude; (ii) the Participant's commission of or attempted commission of, or participation in, a fraud or act of dishonesty against the Company Group; (iii) the Participant's material violation of any contract or agreement between any member of the Company Group and the Participant or of any statutory duty owed to the Company Group; (iv) the Participant's material failure to comply with the written polices or rules of the Company Group; (v) the Participant's unauthorized use or disclosure of the Company Group's confidential information or trade secrets; (vi) the Participant's material failure or neglect to perform assigned job duties or services for the Company Group after receiving written notification of the failure; (vii) the Participant's willful disregard of any material lawful written instruction from the Company Group; or (viii) the Participant's willful misconduct or insubordination with respect to the Company Group.

g. "**Change in Control**" means the occurrence of any of the following events:

i. any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, or immediately after the transaction would be owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the combined voting power or economic interests of the Company, as applicable, as of immediately prior to such transaction), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power or economic interests of the Company's then outstanding securities; provided that the provisions of this clause (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under clause (iii) below;

ii. during any period of 12 months, individuals who at the beginning of such 12-month period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii), or (iv) of this definition or a director whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such term is used in Rule

14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such 12-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

       iii. a merger or consolidation of the Company with any other corporation or other entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent company thereof) more than 50% of (i) the combined voting power of the voting securities and (ii) the economic interests of the surviving entity or the ultimate parent company thereof (within the meaning of Section 424(e) of the Code), provided that a merger or consolidation effected to implement an internal recapitalization of the Company (or similar transaction) in which no "person" is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of either the combined voting power of the Company's then-outstanding voting securities or the then-outstanding economic interests shall not be considered a Change in Control; or

       iv. a complete winding up, liquidation, or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets in which any "person," other than a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power and economic interests of the outstanding voting securities of the Company immediately prior to the sale, acquires (or has acquired during the 12-month period ending on the most recent acquisition by such "person") assets from the Company that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of the assets of the Company as of immediately prior to such sale or disposition of the Company's assets.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Code Section 409A, then, to the extent required to avoid the imposition of additional taxes under Code Section 409A, such transaction or event described in subsection (i), (ii), (iii), or (iv) above with respect to such Award (or portion thereof) will not be deemed a Change in Control unless the transaction qualifies as a "change in control event" within the meaning of Code Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company's incorporation; or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction. The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto, provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

       h. "**Code**" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

       i. "**Code Section 409A**" shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

       j. "**Committee**" means the Compensation Committee of the Board, or another committee or subcommittee of the Board that may be comprised of one or more Directors and/or executive officers of the Company as appointed by the Board, to the extent permitted in accordance with Applicable Law.

       k. "**Company**" means Stardust Power Inc., a Delaware Corporation, or any successor thereto.

       l. "**Company Group**" means the Company and its Parents and Subsidiaries.

       m. "**Consultant**" means any consultant or advisor if: (i) the consultant or advisor renders bona fide services to the Company Group; (ii) the services rendered by the consultant or advisor are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (iii) the consultant or advisor is a natural person.

n. "**Director**" means a member of the Board.

o. "**Disability**" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months in accordance with the definition of "total and permanent disability" as defined in Code Section 22(e)(3), provided that, in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time. Notwithstanding the foregoing, if "Disability" constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Code Section 409A, then, to the extent required to avoid the imposition of additional taxes under Code Section 409A, "Disability" shall mean a disability within the meaning of Code Section 409A.

p. "**Dividend Equivalent**" means a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 10(b).

q. "**DRO**" means a "domestic relations order," as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

r. "**Effective Date**" shall mean April 8, 2026, subject to approval of this Plan by the Company's shareholders.

s. "**Employee**" means any officer or employee (as determined in accordance with Code Section 3401(c) and the Treasury Regulations thereunder) of the Company or any Parent or Subsidiary of the Company.

t. "**Equity Restructuring**" shall mean a nonreciprocal transaction between the Company and its shareholders, such as a share dividend, share split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Shares (or other securities) and causes a change in the per-share value of the Shares underlying outstanding Awards.

u. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

v. "**Exchange Program**" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher or lower exercise prices and different terms), Awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

w. "**Fair Market Value**" means, as of any date, the value of a Share determined as follows:

i. If the Shares are listed on any established stock or share exchange or national market system, or quoted or traded on any automated quotation system, including without limitation the Nasdaq Stock Market, then the Fair Market Value will be the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on such exchange or system on the trading day immediately preceding the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

ii. If the Shares are not listed on an established stock or share exchange or national market system, and not quoted or traded on an automated quotation system, but the Shares are regularly quoted by a recognized securities dealer, then the Fair Market Value will be the mean of the high bid and low asked prices for such date or, if no high bids and low asks were reported on such date, the high bid and low asked prices for a Share on the last preceding date such bids and asks were reported, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

iii. In the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the foregoing, for income tax reporting purposes under applicable law and for such other purposes as the Committee deems appropriate, including, without limitation, where Fair Market Value is used in reference to exercise, vesting, settlement, or payout of an Award, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

x. "**Greater Than 10% Shareholder**" shall mean an individual then owning (within the meaning of Code Section 424(d)) more than 10% of the total combined voting power of all classes of shares of the Company or any subsidiary corporation (as defined in Code Section 424(f)) or parent corporation (as defined in Code Section 424(e)) of the Company.

y. "**Incentive Stock Option**" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

z. "**Nonstatutory Share Option**" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

aa. "**Non-Employee Director**" shall mean a Director of the Company who is not an Employee.

bb. "**Option**" means a right to purchase Shares at a specified exercise price, granted under Section 6. An Option shall be either a Nonstatutory Share Option or an Incentive Stock Option, provided that Options granted to Non-Employee Directors and Consultants shall only be Nonstatutory Share Options.

cc. "**Other Share or Cash Based Award**" shall mean a cash payment, cash bonus award, share payment, share bonus award, performance award, or incentive award that is paid in cash, Shares, or a combination of both, awarded under Section 10, which may include, without limitation, deferred shares, deferred share units, performance awards, retainers, committee fees, and meeting-based fees.

dd. "**Parent**" means any entity (other than the Company) in an unbroken chain of entities ending with the Company if, at the time of determination, each of the entities other than the Company owns securities or interests possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other entities in such chain.

ee. "**Participant**" means the holder of an outstanding Award.

ff. "**Performance Criteria**" means the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goals for a Performance Period.

gg. "**Performance Goals**" shall mean one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual.

hh. "**Performance Period**" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, vesting of, and/or payment in respect of an Award.

ii. "**Period of Restriction**" means the period during which the transfer of Restricted Shares is subject to restrictions and, therefore, the Restricted Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of levels of performance, or the occurrence of other events as determined by the Administrator.

jj. "**Permitted Transferee**" means, with respect to a Participant, any "family member" of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

kk. "**Plan**" means this Stardust Power, Inc. Amended and Restated 2024 Equity Incentive Plan, as may be amended from time to time.

ll. "**Program**" means any program adopted by the Administrator pursuant to this Plan containing the terms and conditions intended to govern a specified type of Award granted under this Plan and pursuant to which such type of Award may be granted under this Plan.

mm. "**Restricted Shares**" means Shares issued pursuant to Section 8 that are subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

nn. "**Restricted Share Unit**" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Share Unit represents an unfunded and unsecured obligation of the Company.

oo. "**Securities Act**" means the Securities Act of 1933, as amended.

pp. "**Service Provider**" means an Employee, Director, or Consultant.

qq. "**Share**" means a share of the Company's common stock, with a par value of $0.00001 per share.

rr. "**Share Appreciation Right**" means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Share Appreciation Right.

ss. "**Subsidiary**" means any entity (other than the Company) in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

tt. "**Substitute Award**" means an Award granted under this Plan in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or shares, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by another company or other entity other than the Company or any Parent or Subsidiary, provided that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Share Appreciation Right.

uu. "**Termination of Service**" means the date that the Participant ceases to be a Service Provider. The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service for purposes of this Plan. For the avoidance of doubt, unless the Administrator determines otherwise, and subject to Section 29, the cessation of employee status but the continuation of the performance of services for the Company or a Parent or Subsidiary as a Director or Consultant, or vice versa, shall not be deemed a cessation of service that would constitute a Termination of Service.

3. Shares Subject to this Plan.

a. ***Shares Subject to this Plan***. Subject to the provisions of Section 14, the maximum aggregate number of Shares that may be subject to Awards and sold under this Plan is 3,799,526[1] (the "**Share Pool**"). The Share Pool will be increased on the first day of each Company fiscal year during the term of the Plan, beginning January 1, 2027 and ending with a final increase on January 1, 2034, in an amount equal to 5% of the number of outstanding Shares on the last day of the immediately preceding fiscal year. Notwithstanding the foregoing, and subject to the provisions of Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the Share Pool. The Shares may be authorized but unissued, or reacquired Shares.

b. ***Lapsed Awards***. If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Exchange Program, then the unpurchased Shares, or for Awards other than Options the forfeited or repurchased Shares, that were subject thereto will become available for future grant or sale under this Plan (unless this Plan has terminated). With respect to Share Appreciation Rights, only Shares actually issued pursuant to a Share Appreciation Right will cease to be available under this Plan; all remaining Shares under Share Appreciation Rights will remain available for future grant or sale under this Plan (unless this Plan has terminated). Shares that have actually been issued under this Plan under any Award will not be returned to this Plan and will not become available for future distribution under this Plan, provided that, if Shares issued pursuant to Awards of Restricted Shares or Restricted Share Units are repurchased by the Company or are forfeited to the Company due to the failure to vest, then such Shares will become available for future grant under this Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under this Plan. To the extent that an Award under this Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under this Plan.

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[1] The Share Pool has been adjusted to reflect the Company's 1-for-10 reverse stock split on September 8, 2025 and is inclusive of (i) the automatic increases to the Share Pool on January 1, 2025 of 238,681 shares (adjusted to reflect the reverse stock split) and on January 1, 2026 of 493,478 shares and (ii) the additional 2,600,000 shares approved on the Effective Date.

c. ***Substitute Awards***. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in this Plan. Substitute Awards shall not reduce the Shares authorized for grant under this Plan, except as may be required by reason of Code Section 422, and Shares subject to such Substitute Awards shall not be added to the Shares available for Awards under this Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common shares of the entities party to such acquisition or combination) may be used for Awards under this Plan and shall not reduce the Shares authorized for grant under this Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under this Plan), provided that Awards using such available Shares shall (i) not be made after the date that awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Parents or Subsidiaries immediately prior to such acquisition or combination, and (ii) be made in respect of Incentive Stock Options only to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder.

4. Administration of this Plan.

a. ***Administrator***. The Committee shall administer this Plan (except as otherwise permitted herein). To the extent required to comply with the provisions of Rule 16b-3 under the Exchange Act, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a "non-employee director" within the meaning of Rule 16b-3. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 4(a). Notwithstanding the foregoing, (i) the Board shall conduct the general administration of this Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term "Administrator" as used in this Plan shall be deemed to refer to the Board, and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 4(e).

b. ***Duties of the Administrator***. It shall be the duty of the Administrator to conduct the general administration of this Plan in accordance with its provisions. The Administrator shall have the power: to interpret this Plan and all Programs and Award Agreements; to adopt such rules for the administration, interpretation, and application of this Plan and any Program as are not inconsistent with this Plan or Applicable Law; to interpret, amend, or revoke any such rules; and to amend this Plan or any Program or Award Agreement, provided that the rights or obligations of the Participant holding such Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Participant is obtained or such amendment is otherwise permitted under Section 19 or Section 29. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under this Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded are required to be determined in the sole discretion of the Committee.

c. ***Powers of the Administrator***. Subject to the provisions of this Plan, including, in the case of the Committee, subject to the specific duties delegated by the Board to the Committee, and Applicable Law, the Administrator will have the authority, in its discretion:

    i. to determine the Fair Market Value;

    ii. to select the Service Providers to whom Awards may be granted hereunder;

    iii. to determine the type or types of Awards to be granted to each Service Provider (including, without limitation, any Awards granted in tandem with another Award granted pursuant to this Plan);

    iv. to determine the number of Awards to be granted and the number of Shares to be covered by each Award granted hereunder;

    v. to approve forms of Award Agreements for use under this Plan;

vi. to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised or vest (which may be based on one or more Performance Criteria or the achievement of one or more Performance Goals), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

vii. to institute and determine the terms and conditions of an Exchange Program;

viii. to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

ix. to construe and interpret the terms of this Plan and Awards;

x. to prescribe, amend, and rescind rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

xi. to modify or amend each Award (subject to Section 19), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(d));

xii. to make all determinations in respect of adjustments and treatment of Awards as provided in Section 14;

xiii. to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 15;

xiv. to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Administrator;

xv. to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award;

xvi. to take all steps reasonably necessary to ensure that the Company Group complies with Applicable Law in connection with this Plan and any Award; and

xvii. to make all other determinations deemed necessary or advisable for administering this Plan.

d. *Effect of Administrator's Decision*. The Administrator's decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

e. *Delegation of Authority*. The Board or the Committee may from time to time delegate to a committee of one or more Directors or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Section 4, provided that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (i) individuals who are subject to Section 16 of the Exchange Act; or (ii) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided further that any delegation of administrative authority shall only be permitted to the extent that it is permissible under any Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4(e) shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Neither the Administrator nor any member or delegate thereof shall have any liability to any person (including any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award.

5. Eligibility.

a. ***Participation***. The Administrator may, from time to time, select from among all Service Providers those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of this Plan or any Applicable Law as may apply to such Service Provider. No Service Provider or other person shall have any right to be granted an Award pursuant to this Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants, or any other persons uniformly. Participation by each Participant in this Plan shall be voluntary and nothing in this Plan or any Program shall be construed as mandating that any Service Provider or other person shall participate in this Plan. Nonstatutory Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share or Cash Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to employees of the Company or any "parent corporation" or "subsidiary corporation" (in each case, within the meaning of Section 424 of the Code) and who are US taxpayers. Nonstatutory Share Options and Share Appreciation Rights may not be granted to Service Providers who are subject to Code Section 409A unless the Shares underlying such Awards is treated as "service recipient stock" under Code Section 409A or unless such Awards otherwise comply with the requirements of Code Section 409A.

b. ***Limitations Applicable to Section 16 Persons***. Notwithstanding any other provision of this Plan, any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, this Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

c. ***Foreign Holders***. Notwithstanding any provision of this Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Parents and Subsidiaries operate or have Employees, Non-Employee Directors, or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Parents and Subsidiaries shall be covered by this Plan; (ii) determine which Service Providers outside the United States are eligible to participate in this Plan; (iii) modify the terms and conditions of any Award granted to Service Providers outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange (including directing the applicable member of the Company Group operating in such jurisdiction to file any necessary reporting with, or make necessary submissions to, the local governmental authorities and to comply with any other obligation as may be applicable under the laws of such jurisdiction).

d. ***Non-Employee Director Award Limit***. Notwithstanding any provision to the contrary in this Plan, the sum of the grant date fair value of equity-based Awards (as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions) granted under this Plan to an individual Non-Employee Director as compensation for services to the Board during any one Company fiscal year during the term of the Plan, taken together with any cash fees paid to such Non-Employee Director during such Company fiscal year in respect of the Non-Employee Director's services as a member of the Board during such Company fiscal year, may not exceed $750,000. The Administrator may make exceptions to this limit for individual Non-Employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving Non-Employee Directors.

e. ***Limit on Number of Shares Subject to Awards***. Notwithstanding any provision in this Plan to the contrary, and subject to Section 14, the maximum number of Shares with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 3,799,526[2] Shares.

6. Share Options.

a. ***Grant of Options***. Subject to the terms and provisions of this Plan, including any limitations in this Plan that apply to Incentive Stock Options, the Administrator, at any time, and from time to time, may grant Options in such amounts as the

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[2] This limit has been adjusted to reflect the Company's 1-for-10 reverse stock split on September 8, 2025.

Administrator, in its sole discretion, will determine.

b. ***Option Agreement***. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

c. ***Limitations***. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Share Option. Notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Sections 424(e) and 424(f) of the Code, respectively)) exceeds $100,000, such Options will be treated as Nonstatutory Share Options to the extent required by Code Section 422. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder. Neither the Company nor the Administrator shall have any liability to a Participant or any other person (i) if an Option (or any part thereof) that is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (ii) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including, without limitation, the conversion of an Incentive Stock Option to a Nonstatutory Share Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

d. ***Term of Option***. The term of each Option will be stated in the Award Agreement, provided that the term will be no more than ten years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Greater Than 10% Shareholder, the term of the Incentive Stock Option will be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

e. ***Option Exercise Price and Consideration***.

i. ***Exercise Price***. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator (which exercise price may be the Fair Market Value per Share, the par value per Share, or another amount), but, with respect to Incentive Stock Options, will be no less than 100% of the Fair Market Value per Share on the date of grant (and, if applicable, on the date that the Incentive Stock Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). In addition, in the case of an Incentive Stock Option granted to a Greater Than 10% Shareholder, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant (and on the date that the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). Options that are a Substitute Award may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant, provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Section 424 and Code Section 409A. Other than pursuant to Sections 14(a) and 14(c), the Administrator shall not be permitted to (A) lower the per Share exercise price of an Option after it is granted, (B) cancel an Option when the per Share exercise price exceeds the Fair Market Value of the underlying Shares in exchange for cash or another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Option in exchange for an Option with a per Share exercise price that is less than the per Share exercise price of the original Option, or (D) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the securities exchange on which any securities of the Company are then listed for trading, without approval of the Company's shareholders.

ii. ***Waiting Period and Exercise Dates***. At the time that an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. Except as limited by the requirements of Section 6(d), Code Section 409A, or Code Section 422 and regulations and rulings thereunder, and without limiting the Company's rights under Section 19, the Administrator may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Participant, and may amend, subject to Section 19, any other term or condition of such Option relating to such Termination of Service of the Participant or otherwise.

iii. ***Form of Consideration***. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (A) cash, (B) check, (C) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised, and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion, (D) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with this Plan, (E) a net exercise, (F) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (G) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding any other provision of this Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

f. *Exercise of Option*.

i. Procedure for Exercise; Rights as a Shareholder.

1. Any Option granted hereunder will be exercisable according to the terms of this Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An exercisable Option may be exercised in whole or in part, but may not be exercised for a fraction of a Share and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of Shares. Except as explicitly set forth in Section 3(b), exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of this Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

2. An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, which shall be signed or otherwise acknowledged electronically by the Participant or other person then entitled to exercise the Option or such portion thereof; (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholding); (iii) such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law; and (iv) in the event that the Option shall be exercised pursuant to the terms of this Plan by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option, as determined in the sole discretion of the Administrator. The Administrator may provide in any Award Agreement for the automatic exercise of an Option upon such terms and conditions as established by the Administrator, provided that the Fair Market Value per Share is greater than the exercise price at the time of exercise. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and this Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and their spouse (or, to the extent applicable, to the person other than the Participant who is entitled to exercise the Option and who does so exercise the Option as permitted herein).

3. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

4. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14.

ii. *Termination of Service of Participant*. If a Participant ceases to be a Service Provider, other than upon the Participant's Termination of Service as a result of the Participant's death or Disability, then the Participant may exercise their Option within such period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of Termination of Service. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three months following the Participant's Termination of Service. Unless otherwise provided by the

Administrator, if, on the date of Termination of Service, the Participant is not vested as to their entire Option, then the Participant shall forfeit the unvested portion of the Option and the Shares covered by such unvested portion of the Option will revert to this Plan. If, after Termination of Service, the Participant does not exercise their Option within the time specified by the Administrator, then the Option will terminate, and the Shares covered by such Option will revert to this Plan.

   iii. ***Disability of Participant***. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, then the Participant may exercise their Option within such period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of Termination of Service. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for 12 months following the Participant's Termination of Service. Unless otherwise provided by the Administrator, if, on the date of Termination of Service, the Participant is not vested as to their entire Option, then the Shares covered by the unvested portion of the Option will revert to this Plan. If, after Termination of Service, the Participant does not exercise their Option within the time specified herein, then the Option will terminate, and the Shares covered by such Option will revert to this Plan.

   iv. ***Death of Participant***. If a Participant dies while a Service Provider, then the Option may be exercised within such period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), to the extent that the Option is vested on the date of death, by the Participant's designated beneficiary, provided that such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for 12 months following the Participant's Termination of Service. Unless otherwise provided by the Administrator, if, at the time of death, the Participant is not vested as to their entire Option, then the Shares covered by the unvested portion of the Option will immediately revert to this Plan. If the Option is not so exercised within the time specified herein, then the Option will terminate, and the Shares covered by such Option will revert to this Plan.

   v. ***Incentive Stock Options***. Notwithstanding the foregoing, Incentive Stock Options may not be exercised after the first to occur of (A) ten years from the date it is granted, unless an earlier time is set in the Award Agreement, (B) subject to the following subclause (C), three months after the Participant's termination of employment as an employee (as described in Section 5(a)), and (C) one year after the date of the Participant's termination of employment on account of death or Disability.

   vi. ***Notification Regarding Disposition***. If requested by the Company, then the Participant shall give the Company prompt written or electronic notice of any disposition or other transfers (other than in connection with a Change in Control) of Shares acquired by exercise of an Incentive Stock Option that occurs within (A) two years from the date of granting (including the date that the Option is modified, extended, or renewed for purposes of Code Section 424(h)) such Option to such Participant, or (B) one year after the date of transfer of such Shares to such Participant. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Participant in such disposition or other transfer. The Company may require that Shares acquired by exercise of an Incentive Stock Option be retained with a broker or agent designated by the Company for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such Shares.

7. Share Appreciation Rights.

  a. ***Grant of Share Appreciation Rights***. Subject to the terms and conditions of this Plan, a Share Appreciation Right may be granted to Service Providers at any time, and from time to time, as will be determined by the Administrator, in its sole discretion.

  b. ***Number of Shares***. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Share Appreciation Rights.

  c. ***Exercise Price and Other Terms***. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Share Appreciation Right as set forth in Section 7(f) will be determined by the Administrator. The Administrator, subject to the provisions of this Plan, will have complete discretion to determine the terms and conditions of Share Appreciation Rights granted under this Plan. In the case of a Share Appreciation Right that is a

Substitute Award, the exercise price per share of the Shares subject to such Share Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant, provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Section 409A. Other than pursuant to Section 14(a) and 14(c), the Administrator shall not be permitted to (A) lower the exercise price per Share of a Share Appreciation Right after it is granted, (B) cancel a Share Appreciation Right when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Share Appreciation Right in exchange for a Share Appreciation Right with an exercise price per Share that is less than the exercise price per Share of the original Share Appreciation Right, or (D) take any other action with respect to a Share Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the securities exchange on which any securities of the Company are then listed for trading, without approval of the Company's shareholders.

d. ***Share Appreciation Right Agreement***. Each Share Appreciation Right grant will be evidenced by an Award Agreement that will specify the number of Shares, exercise price, the term of the Share Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may provide in any Award Agreement for the automatic exercise of a Share Appreciation Right upon such terms and conditions as established by the Administrator, provided that the Fair Market Value per Share is greater than the exercise price at the time of exercise.

e. ***Expiration of Share Appreciation Rights***. A Share Appreciation Right granted under this Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) relating to the maximum term and Section 6(f) relating to exercise also will apply to Share Appreciation Rights.

f. ***Payment of Share Appreciation Right Amount; Rights as a Shareholder***. Upon exercise of a Share Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

i. the difference between the Fair Market Value of a Share on the date of exercise over the exercise price per Share of such Award; times

ii. the number of Shares with respect to which the Share Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Share Appreciation Right may be in cash, in Shares of equivalent value, or in some combination thereof. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to a Share Appreciation Right, notwithstanding the exercise of the Share Appreciation Right. The Company will issue (or cause to be issued) such Shares promptly after the Share Appreciation Right is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14.

8. Restricted Shares.

a. ***Grant of Restricted Shares***. Subject to the terms and provisions of this Plan, the Administrator, at any time, and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

b. ***Restricted Share Agreement***. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the number of Shares, Period of Restriction, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator shall establish the purchase price, if any, and form of payment for the Restricted Shares, provided that, if a purchase price is charged, then such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. Unless the Administrator determines otherwise, the Company, as escrow agent, will hold Restricted Shares until the restrictions on such Restricted Shares have lapsed.

c. ***Transferability***. Except as provided in this Section 8 or as the Administrator determines, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

d. *Other Restrictions*. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate.

e. *Removal of Restrictions*. Except as otherwise provided in this Section 8, Restricted Shares covered by each Restricted Share grant made under this Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

f. *Voting Rights*. During the Period of Restriction, Participants holding Restricted Shares granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise, and subject to the restrictions in this Plan, any applicable Program, and/or the applicable Award Agreement.

g. *Dividends and Other Distributions*. During the Period of Restriction, Participants holding Restricted Shares will be entitled to receive all dividends and other distributions paid or made with respect to such Shares to the extent that such dividends and other distributions have a record date that is on or after the date on which the Participant to whom such Restricted Shares are granted becomes the record holder of such Restricted Shares, unless the Administrator provides otherwise. The Administrator may, at or after the date of grant, authorize the payment of dividends or dividend equivalents on Awards granted under this Section 8 on either a current, deferred, or contingent basis, either in cash or in additional Shares. If any such dividends or distributions are paid in Shares, then the Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

h. *Return of Restricted Shares to the Company*. Except as otherwise determined by the Administrator and provided in the Award Agreement, if no price was paid by the Participant for the Restricted Shares, then, upon a Termination of Service during the applicable Period of Restriction, the Participant's rights in unvested Restricted Shares then subject to restrictions shall lapse, and such Restricted Shares shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Participant for the Restricted Shares, then, except as otherwise determined by the Administrator and provided in the Award Agreement, upon a Termination of Service during the applicable Period of Restriction, the Company shall have the right to timely repurchase from the Participant the unvested Restricted Shares then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Share or such other amount as may be specified in the applicable Award Agreement.

9. Restricted Share Units.

a. *Grant*. Restricted Share Units may be granted at any time, and from time to time, as determined by the Administrator. After the Administrator determines that it will grant Restricted Share Units, it will evidence the Award in an Award Agreement providing for the terms, conditions, and restrictions related to the grant, including the number of Restricted Share Units.

b. *Vesting Criteria and Other Terms*. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Share Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of one or more Performance Goals or Performance Criteria, or any other basis determined by the Administrator in its discretion. An Award of Restricted Share Units shall only be eligible to vest while the Participant is a Service Provider, provided that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Share Unit award may become vested subsequent to a Termination of Service in the event of the occurrence of certain events, including a Change in Control, the Participant's death, retirement, or disability, or any other specified Termination of Service in accordance with the applicable requirements of Code Section 409A.

c. *Earning Restricted Share Units*. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Share Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. A Participant will have no rights of a shareholder with respect to Shares subject to any Restricted Share Unit unless and until the Shares are delivered in settlement of the Restricted Share Unit.

d. *Form and Timing of Payment*. At the time of grant, the Administrator shall specify the payment date applicable to each grant of Restricted Share Units, which shall be no earlier than the vesting date or dates of the Award, and may be determined at the election of the Participant (if permitted by the applicable Award Agreement and Code Section 409A), provided that, except as otherwise determined by the Administrator, and subject to compliance with Code Section 409A, in no event shall the payment date relating to each Restricted Share Unit occur following the later of (i) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Share Unit vests; and (ii) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Share Unit vests. On the payment date, the Company shall, in accordance with the applicable Award Agreement and subject to Sections 15 and 20, transfer to the Participant one unrestricted, fully-transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited, or, in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date, or a combination of cash and Shares as determined by the Administrator, provided that, in the sole discretion of the Administrator, the Participant may be required to pay the par value of a Share, if any, for each Restricted Share Unit that is paid out in Shares or cash.

e. *Cancellation*. On the date set forth in the Award Agreement, all unearned Restricted Share Units will be forfeited to the Company.

10. Other Share or Cash Based Awards and Dividend Equivalents.

a. *Other Share or Cash Based Awards*. The Administrator is authorized to grant Other Share or Cash Based Awards, including awards entitling a Participant to receive Shares or cash to be delivered immediately or in the future, to any Service Provider. Subject to the provisions of this Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Share or Cash Based Award, including the term of the Award, any exercise or purchase price, Performance Criteria and Performance Goals, transfer restrictions, vesting conditions, and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Share or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under this Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation, or other arrangement, and/or as payment in lieu of compensation to which a Service Provider is otherwise entitled. Any Other Share or Cash Based Award shall either be exempt from, or comply with, the provisions of Code Section 409A.

b. *Dividend Equivalents*. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Shares underlying the Award, to be credited as of dividend payment dates during the period between the date that the Dividend Equivalents are granted to a Participant and the date that such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the Award vests.

11. Acceleration. The Administrator has the exclusive power, authority, and sole discretion to accelerate, wholly or partially, the vesting or lapse of restrictions of (and, if applicable, the Company shall cease to have a right of repurchase) any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and, as applicable, in accordance with Section 14.

12. Leaves of Absence/Transfer Between Locations. The Administrator shall in its discretion determine the circumstances under which vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. Except as provided otherwise by the Administrator in an Award Agreement or as required pursuant to Applicable Law, a Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company or any Parent or Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed three months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then, six months following the first day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Share Option. For purposes of this Plan, unless the Administrator determines otherwise, and subject to Section 29, a Participant's employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Parent or Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary or Parent following any merger, sale of shares, or other corporate transaction or event (including, without limitation, a spin-off). In all cases, the Administrator shall treat a Participant's leave of absence or employment transfer in compliance with Applicable Law where required to do so pursuant to the Code or otherwise.

13. Limited Transferability of Awards.

a. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than (i) by will or by the laws of descent and distribution or (ii) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed.

b. No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts, or engagements of the Participant or the Participant's successors in interest, or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment, or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment, or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 13(a). During the lifetime of the Participant, only the Participant may exercise any exercisable portion of an Award granted to such Participant under this Plan, unless it has been disposed of pursuant to a DRO. After the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under this Plan or the applicable Program or Award Agreement, be exercised by the Participant's personal representative or by any person empowered to do so under the deceased Participant's will or under the then-applicable laws of descent and distribution.

c. Notwithstanding Sections 13(a) and 13(b), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award, other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonstatutory Share Option), to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation, documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law, and (C) evidence the transfer; and (iv) the transfer of an Award to a Permitted Transferee shall be without consideration. In addition, and further notwithstanding Section 13(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Code Section 671 and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

d. Notwithstanding Section 13(a), a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to this Plan is subject to all terms and conditions of this Plan, any Program or Award Agreement applicable to the Participant, and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, then a designation of a person other than the Participant's spouse or domestic partner, as applicable, as the Participant's beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse or domestic partner. If no beneficiary has been designated or survives the Participant, then payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time, provided that the change or revocation is delivered in writing to the Administrator prior to the Participant's death.

14. Adjustments; Dissolution or Liquidation; Change in Control.

a. *Adjustments*. In the event that any share dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other Equity Restructuring or change in the corporate structure of the Company affecting Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under this Plan, shall make equitable adjustments to (i) the aggregate number of Shares that may be delivered under this Plan as set forth in the limitation in Section 3(a), (ii) the number and grant or exercise price of Shares covered by each outstanding Award, and (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable Performance Criteria and Performance Goals with respect thereto).

b. ***Dissolution or Liquidation***. In the event of the proposed winding up, dissolution, or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent that it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

c. ***Merger or other Reorganization***.

i. In the event of any transaction or event described in Section 14(a), including a Change in Control, each outstanding Award will be treated as the Administrator determines in its sole discretion and on such terms and conditions as the Administrator deems appropriate, including, without limitation: (A) that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase prices, in all cases, as determined by the Administrator; (B) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such transaction; (C) that outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part, prior to or upon consummation of such transaction or event, notwithstanding anything to the contrary in this Plan or the applicable Program or Award Agreement; (D) that an Award will be terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment); (E) that the Award will be replaced with other rights or property selected by the Administrator in its sole discretion; (F) providing that the Award cannot vest, be exercised, or become payable after such event; or (G) any combination of the foregoing. In taking any of the actions permitted under this Section 14(c), the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, or all Awards of the same type, similarly.

ii. In the event that the successor corporation in a Change in Control does not assume or substitute for the Award (or portion thereof), the Administrator will (A) cause any or all of such Award (or portion thereof) to terminate in exchange for cash, rights, or other property pursuant to this Section 14(c), or (B) cause the Participant to fully vest in and have the right to exercise all of their outstanding Options and Share Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units will lapse, and, with respect to Awards with Performance Criteria, all Performance Goals will be deemed achieved at the greater of actual performance or 100% of target levels and all other terms and conditions met.

iii. For the purposes of this Section 14(c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and, if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares), provided that, if such consideration received in the Change in Control is not solely common shares of the successor corporation or its parent, then the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Share Appreciation Right or upon the payout of a Restricted Share Unit, for each Share subject to such Award, to be solely common shares of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control.

iv. Notwithstanding anything in this Section 14(c) to the contrary, an Award that vests, is earned, or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent, provided that a modification to such Performance Goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

v. Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Code Section 409A, and if the change in control definition contained in the Award Agreement does not comply with the definition of "change of control" for purposes of a distribution under Code Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Code Section 409A without triggering any penalties applicable under Code Section 409A.

d. *Limitations*. The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement, or certificate as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of this Plan or Applicable Law. The existence of this Plan, any Program, any Award Agreement, and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of shares or of options, warrants, or rights to purchase shares, or of bonds, debentures, preferred, or prior preference shares whose rights are superior to or affect the Shares or the rights thereof, or which are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. In the event of any pending share dividend, share split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or the price of a Share, for reasons of administrative convenience, the Company, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to 30 days prior to the consummation of any such transaction.

15. Tax Withholding.

a. *Withholding Requirements*. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company and each other applicable member of the Company Group will have the power and the right to deduct or withhold, or require a Participant to remit to the Company or such other member, an amount sufficient to satisfy federal, state, local, foreign, or other taxes (including the Participant's FICA, employment tax, Medicare, or social security contribution obligations) required to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan or any Award under the tax laws and rules of the Participant's country of residence or under any other applicable tax law or rule.

b. *Withholding Arrangements*. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation): (i) paying cash; (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value no greater than the aggregate amount of such obligations based on the maximum statutory withholding rates in such Participant's applicable jurisdictions for federal, state, local, and foreign income tax and payroll tax purposes that are applicable to such taxable income; (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the statutory amount required to be withheld, provided that the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion; (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld; or (v) any combination of the above permitted forms of payment. The amount of the withholding requirement will be deemed to include any amount that the Administrator determines may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state, or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

16. No Effect on Employment or Service. Neither this Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, any Parent, any Subsidiary, or any of their affiliates, nor will they interfere in any way with the Participant's right or the right of the Company, any Parent, any Subsidiary, or any of their affiliates to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18. Term of Plan. The Stardust Power, Inc. 2024 Equity Incentive Plan originally became effective on July 8, 2024 and is being amended and restated by this Plan. Subject to Section 22, this Plan will become effective on the Effective Date and, unless earlier terminated by the Board under Section 19, will remain in effect until the earlier of (i) the earliest date as of which all Awards granted under this Plan have been satisfied in full or terminated, and no Shares approved for issuance under this Plan remain available to be granted under new Awards, or (ii) the Expiration Date (as defined in Section 19(d)), but Awards previously granted may extend beyond that date in accordance with this Plan. If this Plan is not approved by the Company's shareholders, then this Plan will not become effective, and no Awards will be granted under this Plan.

19. Amendment and Termination.

a. *Amendment and Termination of Awards*. Subject to Applicable Law, the Administrator may amend, modify, or terminate any outstanding Award, including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Nonstatutory Share Option, provided that the Participant's consent to such action shall be required unless (i) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Participant, or (ii) the change is otherwise permitted under this Plan (including, without limitation, under Section 14 or Section 29).

b. *Amendment and Termination of this Plan*. Except as otherwise provided in Section 19(c), the Board may at any time amend, alter, suspend, or terminate this Plan.

c. *Shareholder Approval*. Notwithstanding Section 19(b), the Company will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws, including, without limitation, with respect to any increase to the limits imposed in Section 3(a) on the maximum number of Shares that may be issued under this Plan.

d. *Expiration*. No Awards may be granted or awarded during any period of suspension or after termination of this Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under this Plan after April 8, 2036 (such anniversary, the "**Expiration Date**"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of this Plan, the applicable Program, and the applicable Award Agreement.

e. *Effect of Amendment or Termination*. No amendment, alteration, suspension, or termination of this Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of this Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under this Plan prior to the date of such termination.

20. Conditions Upon Issuance of Shares.

a. *Legal Compliance*. The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Shares will not be issued pursuant to the exercise of an Award unless the Administrator has determined that the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and may be further subject to the approval of counsel for the Company with respect to such compliance.

b. *Representations*. In addition to the terms and conditions provided herein, the Company may require a Participant to make such reasonable covenants, agreements, and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

c. *Restrictions*. All share certificates delivered pursuant to this Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Shares). The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution, or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator. The Company, in its sole discretion, may (i) retain physical possession of any share certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the share certificates evidencing such Shares be held in custody by a designated escrow agent (which may be, but need not be, the Company) until the restrictions thereon shall have lapsed, and that the Participant deliver a share power, endorsed in blank, relating to such Shares.

d. *Certificates; Book-Entry Procedures*. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities, and, if applicable, the requirements of any exchange on which the Shares are listed or traded. Notwithstanding any other provision of this Plan, unless otherwise determined by the

Administrator or required by any Applicable Law, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator).

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. Shareholder Approval. This Plan will be submitted for approval by the shareholders of the Company within 12 months after the date that this Plan is adopted by the Board. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

23. Forfeiture and Claw-Back Provisions. All Awards (including any proceeds, gains, or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Participant) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

24. Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 24 by and among, as applicable, the Company and its Parents and Subsidiaries for the exclusive purpose of implementing, administering, and managing the Participant's participation in this Plan. The Company and its Parents and Subsidiaries may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares held in the Company or any of its Parents and Subsidiaries, and details of all Awards, in each case, for the purpose of implementing, managing, and administering this Plan and Awards (the "**Data**"). The Company and its Parents and Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration, and management of a Participant's participation in this Plan, and the Company and its Parents and Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Parents and Subsidiaries in the implementation, administration, and management of this Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipient's country. Through acceptance of an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing the Participant's participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Parents or Subsidiaries or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in this Plan, unless Applicable Law permits such Data to be held longer, in which case such Data may be held longer in the Administrator's discretion. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting their local human resources representative. The Company may cancel the Participant's ability to participate in this Plan and, in the Administrator's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws their consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

25. Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting, or exercise of Awards by a Participant may be permitted through the use of such an automated system.

26. Effect of Plan upon Other Compensation Plans. The adoption of this Plan shall not affect any other compensation or incentive plans in effect for the Company or any Parent or Subsidiary. Nothing in this Plan shall be construed to limit the right of the Company or any Parent or Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors, or Consultants of the Company or any Parent or Subsidiary; or (b) to grant or assume options or other rights or awards otherwise than under this Plan in connection with any proper corporate purpose, including, without limitation, the grant or assumption of options or other rights or awards in connection with the acquisition by purchase, lease, merger, consolidation, or otherwise of the business, shares, or assets of any corporation, partnership, limited liability company, firm, association, or entity.

27. Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in this Plan are for convenience of reference only and, in the event of any conflict, the text of this Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

28. Governing Law. This Plan shall be administered, interpreted, and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

29. Code Section 409A. To the extent that the Administrator determines that any Award granted under this Plan is subject to Code Section 409A, this Plan, the Program pursuant to which such Award is granted, and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Code Section 409A. In that regard, to the extent that any Award under this Plan or any other compensatory plan or arrangement of the Company or any of its Parents or Subsidiaries is subject to Code Section 409A, and such Award or other amount is payable on account of a Participant's Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a "separation from service" as defined in Code Section 409A, and (b) if such Award or amount is payable to a "specified employee," as defined in Code Section 409A, then, to the extent required in order to avoid a distribution subject to taxes under Code Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Participant's Termination of Service, or (ii) the date of the Participant's death. To the extent applicable, this Plan, the Program, and any Award Agreements shall be interpreted in accordance with Code Section 409A. Notwithstanding any provision of this Plan to the contrary, in the event that the Administrator determines that any Award may be subject to Code Section 409A, the Administrator may (but is not obligated to), without a Participant's consent, adopt such amendments to this Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Code Section 409A and thereby avoid the application of any penalty taxes under Section Code 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Code Section 409A or otherwise. The Company shall have no obligation under this Section 29 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties, or interest under Code Section 409A with respect to any Award, and shall have no liability to any Participant or any other person if any Award, compensation, or other benefits under this Plan are determined to constitute non-compliant, "nonqualified deferred compensation" subject to the imposition of taxes, penalties, and/or interest under Code Section 409A.

30. Unfunded Status of Awards. This Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in this Plan or any Program or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary.

31. Indemnification. To the extent permitted under Applicable Law, each member of the Administrator (and each delegate thereof pursuant to Section 4(f)) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action or failure to act pursuant to this Plan or any Award Agreement, and against and from any and all amounts paid by them, with the Board's approval, in satisfaction of judgment in such action, suit, or proceeding against them, provided that they give the Company an opportunity, at its own expense, to handle and defend the same before they undertake to handle and defend it on their own behalf and, once the Company gives notice of its intent to assume such defense, the Company shall have sole control over such defense with counsel of the Company's choosing. The foregoing right of indemnification shall not be available to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of the person seeking indemnity giving rise to the indemnification claim resulted from such person's bad faith, fraud, or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

32. Relationship to Other Benefits. No payment pursuant to this Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Parent or Subsidiary, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.